As filed with the Securities and Exchange Commission on October 9, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLUE RIDGE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	6021	54-1470908
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1807 Seminole Trail

Charlottesville, Virginia 22901

Telephone: (540) 743-6521

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian K. Plum

President and Chief Executive Officer

17 West Main Street

Luray, Virginia 22835

Telephone: (540) 743-6521

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott H. Richter Lee G. Lester Williams Mullen 200 South 10th Street, Suite 1600 Richmond, Virginia 23219 (804) 420-6000	Mark W. Jones Troutman Pepper Hamilton Sanders LLP Troutman Pepper Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an  ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1) (2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)
Common stock, no par value	6,775,828	N/A	$92,815,136.75	$10,126.13

(1)

Represents the maximum number of shares of Blue Ridge Bankshares, Inc. (“Blue Ridge”) common stock, no par value, estimated to be issuable upon the completion of the merger of Bay Banks of Virginia, Inc. (“Bay Banks”) with and into Blue Ridge pursuant to the Agreement and Plan of Reorganization, dated as of August 12, 2020, between Blue Ridge and Bay Banks, including the related Plan of Merger.

(2)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”) this registration statement also covers an indeterminate number of additional shares of Blue Ridge common stock as may be issuable as a result of stock splits, stock dividends or the like.

(3)

Pursuant to Rule 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product of (a) the average of the high and low prices per share of Bay Banks common stock on October 7, 2020 ($6.85) as reported on the OTC Markets Group’s OTCQB marketplace and (b) 13,549,655, the estimated maximum number of shares of Bay Banks common stock outstanding or issuable upon the conversion of converted stock options.

(4)	Computed in accordance with Section 6(b) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a) of the Securities Act, may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell or otherwise issue these securities and is not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2020

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

The boards of directors of Blue Ridge Bankshares, Inc. (“Blue Ridge”) and Bay Banks of Virginia, Inc. (“Bay Banks”) have unanimously approved a strategic merger in which Bay Banks will merge with and into Blue Ridge. After the merger, Blue Ridge is expected to have approximately $2.8 billion in assets, $2.0 billion in deposits, and $2.0 billion in loans. We are sending you this document to ask you, as a Blue Ridge and/or Bay Banks shareholder, to approve the merger.

In the merger, each share of Bay Banks common stock will be converted into the right to receive 0.5000 shares of Blue Ridge common stock, plus cash in lieu of any fractional shares. Although the number of shares of Blue Ridge common stock that Bay Banks’ shareholders will receive is fixed, the market value of the merger consideration that Bay Banks shareholders will receive will fluctuate with the market price of Blue Ridge stock and will not be known at the time the Blue Ridge and Bay Banks shareholders vote on the merger. Based on the closing price of $14.45 per share Blue Ridge common stock on August 12, 2020, the date preceding the public announcement of the merger, the merger consideration represented approximately $7.23 in value for each share of Bay Banks common stock, or $96.4 million on an aggregate basis. Based on the closing price of Blue Ridge common stock on [●], 2020, the last practicable date before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] in value for each share of Bay Banks common stock, or $[●] million on an aggregate basis. We urge you to obtain current market quotations for Blue Ridge common stock, which is quoted on the NYSE American (trading symbol “BRBS”) and Bay Banks common stock, which is quoted on the OTC Markets Group’s OTCQB marketplace (trading symbol “BAYK”).

Based on the current number of shares of Bay Banks common stock outstanding, Blue Ridge expects to issue approximately 6,664,848 shares of common stock in the aggregate upon completion of the merger, with current Blue Ridge shareholders owning approximately 46.2% of Blue Ridge’s outstanding common stock and former shareholders of Bay Banks owning approximately 53.8% of Blue Ridge’s outstanding common stock immediately following the merger.

Your vote is very important. We are holding special meetings of our respective shareholders to obtain approval of the merger agreement and related plan of merger as described in this joint proxy statement/prospectus. Approval of the merger agreement and related plan of merger requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Blue Ridge common stock and at least 60% of the outstanding shares of Bay Banks common stock.

Whether or not you plan to attend the Blue Ridge or Bay Banks special meeting, it is important that your shares be represented at the applicable meeting and your vote recorded. Please take the time to vote by completing and mailing the enclosed proxy card or by voting via the Internet or telephone using the instructions given on the proxy card. Even if you return the proxy card, you may attend the Blue Ridge or Bay Banks special meeting and vote your shares in person. The boards of directors of Blue Ridge and Bay Banks unanimously recommend that you vote “FOR” approval of the merger agreement and related plan of merger and “FOR” the other matters to be considered at each shareholder meeting.

This document, which serves as a joint proxy statement for the special meetings of Blue Ridge and Bay Banks, and as a prospectus for the shares of Blue Ridge common stock to be issued to Bay Banks shareholders in the merger, describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including the information in the “Risk Factors” section beginning on page 31 for a discussion of the risks relating to the proposed merger.

Thank you for your support.

Brian K. Plum	Randal R. Greene
President and Chief Executive Officer	President and Chief Executive Officer
Blue Ridge Bankshares, Inc.	Bay Banks of Virginia, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Blue Ridge common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], 2020, and it is first being mailed or otherwise delivered to the shareholders of Blue Ridge and Bay Banks on or about [●], 2020.

BLUE RIDGE BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2020

A special meeting of shareholders of Blue Ridge Bankshares, Inc., a Virginia corporation (“Blue Ridge”), will be held on [●], [●], 2020 at [●] [a.m. / p.m.], local time, at [●], for the purpose of considering and voting upon the following:

1.

A proposal to approve the Agreement and Plan of Reorganization, dated as of August 12, 2020, between Blue Ridge and Bay Banks of Virginia, Inc. (“Bay Banks”), including the related Plan of Merger (together, the “merger agreement”), pursuant to which Bay Banks will merge with and into Blue Ridge, as more fully described in the accompanying joint proxy statement/prospectus (the “Blue Ridge merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Blue Ridge merger proposal (the “Blue Ridge adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Blue Ridge common stock at the close of business on [●], 2020 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Blue Ridge’s board of directors unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal and “FOR” the Blue Ridge adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Blue Ridge, by executing a proxy bearing a later date, or by attending the meeting and voting in person. If you wish to attend the meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you to the meeting a legal proxy from the broker, trust, bank or other nominee to confirm your beneficial ownership of the shares.

By Order of the Board of Directors,

Amanda G. Story
Corporate Secretary

Charlottesville, Virginia

[●], 2020

BAY BANKS OF VIRGINIA, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2020

A special meeting of shareholders of Bay Banks of Virginia, Inc., a Virginia corporation (“Bay Banks”), will be held on [●], [●], 2020 at [●] [a.m. / p.m.], local time, at [●], for the purpose of considering and voting upon the following:

1.

A proposal to approve the Agreement and Plan of Reorganization, dated as of August 12, 2020, between Blue Ridge Bankshares, Inc. (“Blue Ridge”) and Bay Banks, including the related Plan of Merger (together, the “merger agreement”), pursuant to which Bay Banks will merge with and into Blue Ridge, as more fully described in the accompanying joint proxy statement/prospectus (the “Bay Banks merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.

A proposal to approve, on a nonbinding advisory basis, specified compensation that may become payable to the named executive officers of Bay Banks in connection with the merger (the “Bay Banks compensation proposal”).

3.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Bay Banks merger proposal (the “Bay Banks adjournment proposal”).

4.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Bay Banks common stock at the close of business on [●], 2020 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Bay Banks’ board of directors unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal, “FOR” the Bay Banks compensation proposal and “FOR” the Bay Banks adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You have the right to assert appraisal rights with respect to the merger and demand in writing that Blue Ridge pay the fair value of your shares of Bay Banks common stock under applicable provisions of Virginia law. Any shareholder who wishes to exercise and perfect appraisal rights must strictly comply with the procedures set forth in Article 15 of Title 13.1 of the Virginia Stock Corporation Act, a copy of which is included as Appendix D to the joint proxy statement/prospectus. A description of these procedures is included in the “The Merger—Appraisal Rights” section beginning on page 101.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Bay Banks, by executing a proxy bearing a later date, or by attending the meeting and voting in person. If you wish to attend the meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you to the meeting a legal proxy from the broker, trust, bank or other nominee to confirm your beneficial ownership of the shares.

By Order of the Board of Directors,

Pamela A. Varnier
Corporate Secretary

Richmond, Virginia

[●], 2020

ADDITIONAL INFORMATION

This joint proxy statement/prospectus is part of a registration statement filed by Blue Ridge with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) that registers the shares of Blue Ridge common stock to be issued to shareholders of Bay Banks in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Blue Ridge and its common stock, Bay Banks and the combined company. The rules and regulations of the SEC allow Blue Ridge to omit some information included in the registration statement from this joint proxy statement/prospectus.

The SEC maintains a website that contains information about issuers, like Blue Ridge and Bay Banks, that file electronically with the SEC. The address of that site is www.sec.gov. Blue Ridge and Bay Banks are each subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with those requirements, files reports and proxy statements with the SEC. You may inspect and obtain copies of these reports and proxy statements and other information on the SEC’s website at the address set forth above.

Blue Ridge’s website is www.mybrb.com and Bay Banks’ website is www.baybanks.com. Blue Ridge and Bay Banks will make available on their respective websites, their respective annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they electronically file such materials with, or furnish them to, the SEC. Neither the information on Blue Ridge’s website nor Bay Banks’ website is a part of, or is incorporated into, this joint proxy statement/prospectus.

Additional information about Blue Ridge may be obtained by contacting Amanda G. Story, Chief Financial Officer, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, at (540) 743-6521, and additional information about Bay Banks may be obtained by contacting Pamela A. Varnier, Corporate Secretary, at Bay Banks of Virginia, Inc., 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, at (757) 414-9808, ext. 5756. To obtain timely delivery, you must request the information no later than [●], 2020. In addition, financial information about Blue Ridge Bank and Virginia Commonwealth Bank is available through financial reports that they file with their regulators on a quarterly basis. This information is available through the website maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website is not part of, and is not incorporated into, this joint proxy statement/prospectus.

Blue Ridge has supplied all information contained in this joint proxy statement/prospectus relating to Blue Ridge and Blue Ridge Bank, and Bay Banks has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Bay Banks and Virginia Commonwealth Bank.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus relating to the offered securities and the merger. Neither Blue Ridge nor Bay Banks has authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information which appears in, or is incorporated by reference to another document into, this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus or the date of such other document, as applicable. The business, financial condition, results of operations and prospects of Blue Ridge or Bay Banks may have changed since that date.

Unless otherwise specified in this joint proxy statement/prospectus or the context otherwise requires:

•	references to “Blue Ridge” are to the registrant, Blue Ridge Bankshares, Inc.;

•	references to “Blue Ridge Board” are to the board of directors of Blue Ridge;

•	references to “Blue Ridge Bank” are to Blue Ridge Bank, National Association, a national bank and a wholly-owned subsidiary of Blue Ridge;

•	references to “Bay Banks” are to Bay Banks of Virginia, Inc.;

•	references to “Bay Banks Board” are to the board of directors of Bay Banks;

•	references to “Virginia Commonwealth Bank” are to Virginia Commonwealth Bank, a Virginia chartered bank and a wholly-owned subsidiary of Bay Banks;

•	references to “VCB Financial Group” are to VCB Financial Group, Inc., a wholly-owned subsidiary of Bay Banks;

•

references to the “merger agreement” are to the Agreement and Plan of Reorganization, dated as of August 12, 2020, between Blue Ridge and Bay Banks, including the related Plan of Merger, a copy of which attached to this joint proxy statement/prospectus as Appendix A;

•

references to the “merger” are to the proposed merger of Bay Banks with and into Blue Ridge pursuant to the terms of the merger agreement, as more fully described in the “The Merger” section beginning on page 66; and

•	references to the “shareholder meetings” are to the special meeting of shareholders of Blue Ridge and the special meeting of shareholders of Bay Banks, collectively.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Bay Banks to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except to the extent any information is superseded by information in this document. The documents that are incorporated by reference contain important information about Bay Banks and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Bay Banks (File No. 0-22955):

•	Annual Report on Form 10-K for the year ended December 31, 2019;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020;

•	Current Reports on Form 8-K filed on January 2, 2020, January 29, 2020, June 15, 2020 (two reports), August 13, 2020, August 17, 2020 and September 21, 2020.

Bay Banks also incorporates by reference any future documents it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any document or portion thereof that has been furnished to the SEC rather than filed, during the period between the filing of the registration statement and its effectiveness.

In addition, Bay Banks is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the special meetings of the Bay Banks and Blue Ridge shareholders, provided, however, that Bay Banks is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Bay Banks files annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Bay Banks files with the SEC without charge by following the instructions in the section entitled “Additional Information.”

-i-

(continued)

-ii-

(continued)

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following are answers to certain questions that you may have regarding the merger and the meetings of the shareholders of Blue Ridge and Bay Banks. You should carefully read this entire joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to and other documents referred to in this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:

Blue Ridge and Bay Banks have entered into an Agreement and Plan of Reorganization, dated as of August 12, 2020, under which Bay Banks will merge with and into Blue Ridge, with Blue Ridge as the surviving corporation. If the merger is completed, it is expected that Virginia Commonwealth Bank, Bay Banks’ wholly-owned bank subsidiary, will merge with and into Blue Ridge Bank, Blue Ridge’s wholly-owned bank subsidiary. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

You are receiving this document because Blue Ridge and Bay Banks are each holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless, among other things:

•	the holders of more than two-thirds of the shares of Blue Ridge’s outstanding common stock entitled to vote at Blue Ridge’s special meeting vote in favor of the merger; and

•	the holders of not less than 60% of the shares of Bay Banks’ outstanding common stock entitled to vote at Bay Banks’ special meeting vote in favor of the merger.

Each of the Blue Ridge Board and the Bay Banks Board has unanimously determined that the merger is in the best interest of its shareholders, approved the merger and recommended that its shareholders vote “FOR” the merger proposals. Blue Ridge and Bay Banks will hold separate shareholder meetings to obtain these approvals.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the shareholder meetings, and you should read it carefully. It is a joint proxy statement because both the Blue Ridge Board and the Bay Banks Board are soliciting proxies from their respective shareholders. It is a prospectus because it registers the shares of Blue Ridge common stock that Blue Ridge will issue to holders of Bay Banks common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective shareholder meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Blue Ridge and Bay Banks want to merge?

A:

Blue Ridge and Bay Banks are merging to create one of the leading community banks in Virginia. The combined organization is expected to benefit from scale of approximately $2.8 billion in assets, creating the fourth largest community bank headquartered in Virginia, based on deposit market share of community banks with total assets under $10.0 billion. When combined, Blue Ridge will operate across seven attractive Virginia and North Carolina metropolitan areas, including Richmond, Charlottesville, Hampton Roads and the Piedmont Triad. The combined company is also expected to benefit from diversified revenue composition and expanded opportunities for lending and fee income, as well as accelerated investment in technology. In connection with the merger, Blue Ridge Bank is planning to relocate its headquarters to Richmond, Virginia, to continue its expansion into high growth markets.

Each of the Blue Ridge Board and the Bay Banks Board has unanimously determined that the merger is fair and in the best interest of its respective shareholders and recommends that its shareholders vote for their respective proposals. You should review the reasons for the merger described in greater detail under the sections entitled “The Merger—Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board” and “—Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board,” beginning on pages 73 and 82, respectively.

Q:	What will Bay Banks shareholders receive in the merger?

A:

At the effective time of the merger, each issued and outstanding share of Bay Banks common stock will be converted into the right to receive 0.5000 shares (the “exchange ratio”) of Blue Ridge common stock.

The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

In lieu of fractional shares, Blue Ridge will issue cash to holders of Bay Banks common stock in an amount based upon the closing prices of Blue Ridge common stock preceding the effective time of the merger.

Blue Ridge shareholders will continue to own their existing shares, which will not be affected by the merger.

Q:	When and where are the shareholder meetings?

A:	Blue Ridge: A special meeting of shareholders of Blue Ridge will be held on [●], [●], 2020 at [●] [a.m. / p.m.], local time, at [●].

Bay Banks: A special meeting of shareholders of Bay Banks will be held on [●], [●], 2020 at [●] [a.m. / p.m.], local time, at [●].

Q:	Who can vote at the shareholder meetings?

A:	Blue Ridge: Only holders of record of Blue Ridge common stock at the close of business on [●], 2020 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Bay Banks: Only holders of record of Bay Banks common stock at the close of business on [●], 2020 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Q:	In addition to the Blue Ridge merger proposal, what are Blue Ridge’s shareholders voting on at the Blue Ridge special meeting?

A:	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Blue Ridge merger proposal (the “Blue Ridge adjournment proposal”).

Q:	How does the Blue Ridge Board recommend that Blue Ridge shareholders vote at the Blue Ridge special meeting?

A:	The Blue Ridge Board unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal and “FOR” the Blue Ridge adjournment proposal.

Q:	In addition to the Bay Banks merger proposal, what are Bay Banks’ shareholders voting on at the Bay Banks special meeting?

A:

A proposal to approve, on a nonbinding advisory basis, specified compensation that may become payable to the named executive officers of Bay Banks in connection with the merger (the “Bay Banks compensation proposal”), and a proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Bay Banks merger proposal (the “Bay Banks adjournment proposal”).

Q:	How does the Bay Banks Board recommend that Bay Banks shareholders vote at the Bay Banks special meeting?

A:	The Bay Banks Board unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal, “FOR” the Bay Banks compensation proposal and “FOR” the Bay Banks adjournment proposal.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Blue Ridge special meeting or Bay Banks special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You may also cast your vote in person at the Blue Ridge special meeting or Bay Banks special meeting, as applicable. “Street name” shareholders who wish to vote in person at the Blue Ridge special meeting or Bay Banks special meeting, as applicable, will need to obtain a legal proxy form from the institution that holds their shares.

Q:	What constitutes a quorum for the shareholder meetings?

A:

Blue Ridge: The presence at the Blue Ridge special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Blue Ridge common stock entitled to vote at the Blue Ridge special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Blue Ridge special meeting for the purpose of determining the presence of a quorum. If a Blue Ridge shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Blue Ridge special meeting.

Bay Banks: The presence at the Bay Banks special meeting, in person or by proxy, of holders of at least 60% of the outstanding shares of Bay Banks common stock entitled to vote at the Bay Banks special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Bay Banks special meeting for the purpose of determining the presence of a quorum. If a Bay Banks shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Bay Banks special meeting.

Q:	What is the vote required to approve each proposal?

A:

Blue Ridge: Approval of the Blue Ridge merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Blue Ridge common stock entitled to vote on the merger as of the close of business on [●], 2020, the record date for the Blue Ridge special meeting. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Blue Ridge merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Blue Ridge adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Blue Ridge adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

Bay Banks: Approval of the Bay Banks merger proposal requires the affirmative vote of not less than 60% of the outstanding shares of Bay Banks common stock entitled to vote on the merger as of the close of business on [●], 2020, the record date for the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks compensation proposal requires the affirmative vote of more than 60% of the shares represented at the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks compensation proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks adjournment proposal requires the affirmative vote of more than 60% of the shares represented at the Bay Banks special meeting, whether or not a quorum is present. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks adjournment proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

Q:	Why is my vote important?

A:

If you do not submit a proxy or vote in person, it may be more difficult for Blue Ridge or Bay Banks to obtain the necessary quorum to hold their respective shareholder meetings. In addition, your failure to submit a proxy or vote in person, failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the applicable merger proposal. The Blue Ridge merger proposal must be approved by the affirmative vote of more than two-thirds of Blue Ridge’s outstanding shares, and the Bay Banks merger proposal must be approved by the affirmative vote of not less than 60% of Bay Banks’ outstanding shares.

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you should provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Blue Ridge or Bay Banks or by voting in person at your respective company’s shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. We believe that all proposals to be voted on at the shareholder meetings are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Blue Ridge: If you are a Blue Ridge shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Blue Ridge merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Blue Ridge adjournment proposal, which will have no effect on the outcome of the vote on such proposal.

Bay Banks: If you are a Bay Banks shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Bay Banks merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•

your broker, bank or other nominee may not vote your shares on the Bay Banks adjournment proposal or the Bay Banks compensation proposal, which will have no effect on the outcome of the vote on such proposal.

Q:	What if I fail to vote or abstain from voting?

A:

Blue Ridge: With respect to the Blue Ridge merger proposal, if you fail to submit a proxy or vote in person at the Blue Ridge special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Blue Ridge adjournment proposal, if you fail to submit a proxy or vote in person at the Blue Ridge special meeting, or you mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the vote on such proposals.

Bay Banks: With respect to the Bay Banks merger proposal, if you fail to submit a proxy or vote in person at the Bay Banks special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Bay Banks adjournment proposal and the Bay Banks compensation proposal, if you fail to submit a proxy or vote in person at the Bay Banks special meeting, it will have no effect on the outcome of the vote on such proposals. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” such proposals.

Q:	Can I attend the shareholder meeting and vote my shares in person?

A:

Yes. All shareholders of Blue Ridge and Bay Banks, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective shareholder meeting. Holders of record of Blue Ridge common stock and holders of record of Bay Banks common stock can vote in person at the Blue Ridge special meeting or Bay Banks special meeting, respectively. If you are not a shareholder of record, you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the shareholder meetings. If you plan to attend your shareholder meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.

Q:	Can I change my vote?

A:

Blue Ridge: Yes. If you are a holder of record of Blue Ridge common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Blue Ridge’s Corporate Secretary or (4) attending the Blue Ridge special meeting in person, notifying the Corporate Secretary and voting by ballot at the Blue Ridge special meeting. Attendance at the Blue Ridge special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by Blue Ridge after the Blue Ridge special meeting will be ineffective. Blue Ridge’s Corporate Secretary’s mailing address is: 17 West Main Street, Luray, Virginia 22835, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke or change your voting instructions.

Bay Banks: Yes. If you are a holder of record of Bay Banks common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via telephone or the Internet, (3) delivering a written revocation letter to Bay Banks’ Corporate Secretary or (4) attending the Bay Banks special meeting in person, notifying the Corporate Secretary and voting by ballot at the Bay Banks special meeting. Attendance at the Bay Banks special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by Bay Banks after the Bay Banks special meeting will be ineffective. Bay Banks’ Corporate Secretary’s mailing address is: 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke or change your voting instructions.

Q:	What are the material U.S. federal income tax consequences of the merger to Bay Banks shareholders?

A:

As structured, the merger will qualify as a tax-free “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, holders of Bay Banks common stock generally will not, except with respect to cash received in lieu of a fractional share interest in Blue Ridge common stock, recognize any gain or loss for U.S. federal income tax purposes on the exchange of Bay Banks common stock solely for Blue Ridge common stock in the merger.

Holders of Bay Banks common stock who receive solely cash pursuant to a valid election of such holder’s appraisal rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s adjusted basis in the shares of Bay Banks common stock exchanged therefor. For further information, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 105.

The U.S. federal income tax consequences described above may not apply to all holders of Bay Banks common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Are Bay Banks shareholders entitled to dissenters’ or appraisal rights?

A:

Yes. Bay Banks shareholders are entitled to appraisal rights in connection with the merger. For information on how to exercise and perfect your appraisal rights, please see “The Merger—Appraisal Rights” beginning on page 101.

Q:	If I am a Bay Banks shareholder, should I send in my Bay Banks stock certificates now?

A:

No. Please do not send in your Bay Banks stock certificates with your proxy. The exchange agent, Computershare, will send you instructions for exchanging your Bay Banks stock certificates for the merger consideration. See “The Merger Agreement—Procedures for Exchanging Bay Banks Stock Certificates” on page 108.

Q:	Whom may I contact if I cannot locate my Bay Banks stock certificate(s)?

A:

If you are unable to locate your original Bay Banks stock certificate(s), you should contact Bay Banks’ transfer agent, Continental Stock Transfer & Trust Company, at 1 State Street, 30th Floor, New York, New York 10004, or at (212) 509-4000.

Following the merger, any inquiries should be directed to Blue Ridge’s transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021, or at (757) 414-9808, ext. 5756.

Q:	When do you expect to complete the merger?

A:

Blue Ridge and Bay Banks expect to complete the merger in the first quarter of 2021; however, neither Blue Ridge nor Bay Banks can assure you when or if the merger will occur. In addition to other customary closing conditions provided in the merger agreement, Blue Ridge and Bay Banks must first obtain regulatory approvals and the approval of Blue Ridge shareholders and Bay Banks shareholders for the merger.

Q:	Who may solicit proxies on behalf of Blue Ridge or Bay Banks?

A:

Blue Ridge: In addition to solicitation of proxies by Blue Ridge by mail, proxies may also be solicited by Blue Ridge’s directors and employees personally, and by telephone, facsimile or other means. Blue Ridge has also retained Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $20,000. For more information on solicitation of proxies in connection with the Blue Ridge special meeting, see “Blue Ridge Special Meeting of Shareholders—Solicitation of Proxies” on page 57.

Bay Banks: In addition to solicitation of proxies by Bay Banks by mail, proxies may also be solicited by Bay Banks’ directors and employees personally, and by telephone, facsimile or other means. Bay Banks has also retained Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $20,000. For more information on solicitation of proxies in connection with the Bay Banks special meeting, see “Bay Banks Special Meeting of Shareholders—Solicitation of Proxies” on page 61.

Q:	Whom should I call with questions?

A:

Blue Ridge: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Blue Ridge common stock, please contact: Amanda G. Story, Chief Financial Officer, 17 West Main Street, Luray, Virginia 22835, at (540) 743-6521. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., Blue Ridge’s proxy solicitor, at (800) 737-3426.

Bay Banks: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Bay Banks common stock, please contact: Pamela A. Varnier, Corporate Secretary, at Bay Banks of Virginia, Inc., 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, at (804) 404-9668. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., Bay Banks’ proxy solicitor, at (800) 737-3426.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties

Blue Ridge (see page 119)

Blue Ridge is a bank holding company headquartered in Charlottesville, Virginia. It provides commercial and consumer banking and financial services through its wholly-owned bank subsidiary, Blue Ridge Bank, National Association, and its non-bank financial services affiliates. Blue Ridge was incorporated under the laws of the Commonwealth of Virginia in July 1988 in connection with the holding company reorganization of Blue Ridge Bank, which was completed in July 1988.

Blue Ridge Bank is a federally chartered national bank headquartered in Martinsville, Virginia that traces its roots to Page Valley Bank of Virginia, which opened for business in 1893. Blue Ridge Bank currently operates 14 full-service banking offices in central Virginia and one in north-central North Carolina.

As of June 30, 2020, Blue Ridge had total consolidated assets of approximately $1.6 billion, total consolidated loans of approximately $1.15 billion, total consolidated deposits of approximately $965.9 million and consolidated shareholders’ equity of approximately $95.2 million.

The principal executive offices of Blue Ridge are located at 1807 Seminole Trail, Charlottesville, Virginia 22835, and its telephone number is (540) 743-6521. Blue Ridge’s website can be accessed at www.mybrb.com. Information contained on Blue Ridge’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Blue Ridge’s common stock is listed on the NYSE American under the symbol “BRBS.”

Bay Banks (see page 167)

Bay Banks is a Virginia corporation and bank holding company that conducts substantially all of its operations through its subsidiaries, Virginia Commonwealth Bank and VCB Financial Group. Virginia Commonwealth Bank opened for business in 1930 as Bank of Lancaster and partners with the communities it serves to deliver banking and other financial services.

Virginia Commonwealth Bank is a state-chartered bank, headquartered in Richmond, Virginia, and a member of the Federal Reserve System. Virginia Commonwealth Bank has 18 banking offices, including one loan production office, located throughout the greater Richmond region of Virginia, the Northern Neck region of Virginia, Middlesex County, and the Hampton Roads region of Virginia. Virginia Commonwealth Bank serves businesses, professionals, and consumers with a wide variety of financial services, including retail and commercial banking, and mortgage banking.

As of June 30, 2020, Bay Banks had total assets of $1.24 billion, deposits of $1.01 billion, and shareholders’ equity of $119.7 million.

The principal executive offices of Bay Banks are located at 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226 and its telephone number is (804) 404-9668. Bay Banks’ website is www.baybanks.com. Information contained on Bay Banks’ website is not a part of or incorporated into this report or any other filing Bay Banks makes with the SEC. Bay Banks’ common stock is quoted on the OTC Markets Group’s OTCQB marketplace under the symbol “BAYK.”

The Merger (see page 66)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, and is incorporated in this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety, as it, along with its ancillary documents, is the legal document that governs the merger.

The merger agreement provides for the merger of Bay Banks with and into Blue Ridge, with Blue Ridge as the surviving corporation. The separate existence of Bay Banks shall cease upon completion of the merger, and Blue Ridge will continue to exist as a Virginia corporation. As soon as practicable after the merger, Virginia Commonwealth Bank will be merged with and into Blue Ridge Bank, with Blue Ridge Bank as the surviving bank. Blue Ridge Bank will continue to exist as a national banking association and a wholly-owned subsidiary of Blue Ridge.

Closing and Effective Time of the Merger (see page 108)

The merger is currently expected to close in the first quarter of 2021. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission, or such other date and time as may be set forth in the articles of merger filed with the Virginia State Corporation Commission. Neither Blue Ridge nor Bay Banks can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received, if at all.

Merger Consideration (see page 108)

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding share of Bay Banks common stock will be converted into the right to receive 0.5000 shares (the “exchange ratio”) of Blue Ridge common stock. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

In lieu of fractional shares, Blue Ridge will issue cash to holders of Bay Banks common stock in an amount based upon the closing prices of Blue Ridge common stock preceding the effective time of the merger.

Blue Ridge’s shareholders will continue to own their existing shares of Blue Ridge common stock, which will not be affected by the merger.

Treatment of Bay Banks Stock Options and Other Equity-Based Awards (see page 109)

As of October 9, 2020, Bay Banks had stock options to purchase an aggregate of 219,960 shares of Bay Banks common stock, of which 195,793 were exercisable. At the effective time of the merger, each Bay Banks stock option, whether vested or unvested, then issued and outstanding under an equity or equity-based compensation plan of Bay Banks (a “Bay Banks stock plan”) will be converted into a stock option to purchase, on the same terms and conditions as were applicable under such Bay Banks stock option, shares of Blue Ridge common stock in a number equal to the shares subject to such Bay Banks stock option multiplied by the exchange ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per share of each newly issued Blue Ridge stock option will be equal to the exercise price per share of Bay Banks common stock subject to such Bay Banks stock option divided by the exchange ratio, rounded up to the next whole cent. Notwithstanding the foregoing, each Bay Banks stock option that is intended to qualify as an “incentive stock option” will be adjusted if necessary in accordance with Treasury Regulation Section 1.424-1(a) and all other Bay Banks stock options will be adjusted if necessary in a manner that maintains the option’s exemption from Section 409A of the Code.

As of October 9, 2020, Bay Banks had 135,673 restricted stock awards granted under a Bay Banks stock plan that was unvested or contingent. At the effective time of the merger, each Bay Banks restricted stock award that is unvested or contingent and outstanding immediately prior to the effective time will vest fully and be converted into the right to receive the merger consideration with respect to each share of Bay Banks common stock underlying such Bay Banks restricted stock award.

At the effective time of the merger, Blue Ridge will assume the Bay Banks stock plans, and will have the right, but not the obligation to make additional grants or awards under the Bay Banks stock plans. For a more complete description of the treatment of Bay Banks stock options and other equity-based awards, please see “The Merger—Treatment of Bay Banks Stock Options and Other Equity-Based Awards” beginning on page 109.

Blue Ridge Board Recommendations (see page 57)

After careful consideration, the Blue Ridge Board unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal and “FOR” the Blue Ridge adjournment proposal.

For a more complete description of Blue Ridge’s reasons for the merger and the recommendation of the Blue Ridge Board, please see “The Merger—Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board” beginning on page 57.

Bay Banks Board Recommendations (see page 61)

After careful consideration, the Bay Banks Board unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal, FOR” the Bay Banks compensation proposal and “FOR” the Bay Banks adjournment proposal.

For a more complete description of Bay Banks’ reasons for the merger and the recommendation of the Bay Banks Board, please see “The Merger—Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board” beginning on page 61.

Opinion of Blue Ridge’s Financial Advisor (see page 75 and Appendix B)

At the August 12, 2020 meeting of the Blue Ridge Board, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’ opinion dated August 12, 2020 to the Blue Ridge board (in its capacity as such), as to the fairness, as of such date, from a financial point of view, to Blue Ridge of the exchange ratio in the merger pursuant to the merger agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated August 12, 2020, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James, is attached as Appendix B to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the Blue Ridge Board (in its capacity as such) in connection with, and for purposes of, its consideration of the financial terms of the merger and its opinion only addresses whether the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Blue Ridge. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby, the underlying business decisions of Blue Ridge to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Blue Ridge, or the effect of any other transaction in which Blue Ridge might engage. The description of the opinion is qualified in its entirety by reference to the full text of the opinion. Blue Ridge shareholders are urged to read the entire opinion carefully in connection with their consideration of the Blue Ridge share issuance. Neither the Raymond James opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitute advice or a recommendation to the Blue Ridge Board or any holder of Blue Ridge common stock as to how the Blue Ridge Board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

Opinion of Bay Banks’ Financial Advisor (see page 85 and Appendix C)

At the August 12, 2020 meeting of the Bay Banks Board, representatives of Piper Sandler & Co. (“Piper Sandler”) rendered its opinion, dated August 12, 2020, to the Bay Banks Board (in its capacity as such), to the effect that, as of such date, the exchange ratio was fair to the holders of Bay Banks common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Holders of Bay Banks common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the Bay Banks Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Bay Banks as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Bay Banks common stock and did not address the underlying business decision of Bay Banks to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Bay Banks or the effect of any other transaction in which Bay Banks might engage.

For further information, please see “The Merger—Opinion of Bay Banks’ Financial Advisor” beginning on page 85.

Interests of Bay Banks Directors and Executive Officers in the Merger (see page 97)

In addition to the receipt of merger consideration on the same terms as all other Bay Banks shareholders, Blue Ridge will appoint six of Bay Banks’ directors (including C. Frank Scott, III, the Chairman of the Bay Banks Board, and Randal R. Greene, Bay Banks’ President and Chief Executive Officer) as directors of Blue Ridge and Blue Ridge Bank effective upon consummation of the merger, certain of Bay Banks’ directors and executive officers hold stock options and restricted stock awards that will vest upon completion of the merger, certain of Bay Banks’ executive officers are expected to continue with Blue Ridge following completion of the merger and three of Bay Banks’ executive officers have entered into employment agreements with Blue Ridge that will be effective at the closing of the merger and, in addition, certain officers will receive cash payments related to change in control provisions in existing employment agreements. The Bay Banks Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the Bay Banks merger proposal.

These interests are discussed in more detail in the “The Merger—Interests of Bay Banks’ Directors and Officers in the Merger” section beginning on page 97.

Material U.S. Federal Income Tax Consequences of the Merger (see page 105)

As structured, the merger will qualify as a tax-free “reorganization” within the meaning of Section 368 of the Code. Accordingly, holders of Bay Banks common stock generally will not, except with respect to cash received in lieu of a fractional share interest in Blue Ridge common stock, recognize any gain or loss for U.S. federal income tax purposes on the exchange of Bay Banks common stock solely for Blue Ridge common stock in the merger.

Holders of Bay Banks common stock who receive solely cash pursuant to a valid election of such holder’s appraisal rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s adjusted basis in the shares of Bay Banks common stock exchanged therefor. For further information, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 105.

The U.S. federal income tax consequences described above may not apply to all holders of Bay Banks common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Bay Banks’ Shareholders Have Appraisal Rights in the Merger (see page 101 and Appendix D)

If the merger is completed, Virginia law gives holders of Bay Banks common stock the right to assert appraisal rights with respect to the merger and demand in writing that Blue Ridge pay the fair value of their shares of Bay Banks common stock, instead of accepting the consideration offered in the merger. Any Bay Banks shareholder who wishes to exercise and perfect appraisal rights must strictly comply with the procedures set forth in Article 15 of Title 13.1 of the Virginia Stock Corporation Act (the “VSCA”), a copy of which is included as Appendix D to the joint proxy statement/prospectus. A description of these procedures is included in the “The Merger—Appraisal Rights” section beginning on page 101.

Blue Ridge shareholders do not have the right to dissent and assert appraisal rights.

Accounting Treatment (see page 104)

The merger will be accounted for under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Regulatory Approvals (see page 104)

The merger requires various approvals or waivers from bank regulatory authorities, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Office of the Comptroller of the Currency (the “OCC”) and the Virginia Bureau of Financial Institutions. As of the date of this joint proxy statement/prospectus, we have not yet received approvals from the Federal Reserve, the OCC or the Virginia Bureau of

Financial Institutions. Any approval of the regulators will not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Blue Ridge shareholders or Bay Banks shareholders.

For a more complete description of the regulatory approvals, please see “The Merger—Regulatory Approvals Required for the Merger” on page 104.

Conditions to Complete the Merger (see page 115)

Blue Ridge’s and Bay Banks’ respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Blue Ridge merger proposal and the Bay Banks merger proposal by Blue Ridge and Bay Banks shareholders, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	the effectiveness of Blue Ridge’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	approval for listing on the NYSE American market of the shares of Blue Ridge common stock to be issued to Bay Banks shareholders upon consummation of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement; and

•

the receipt by each party from its respective outside legal counsel of a written legal opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Where the merger agreement and/or law permits, Blue Ridge and Bay Banks could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. Any determination whether to waive any condition to the merger or whether to amend this joint proxy statement/prospectus and resolicit shareholder approval as a result of any such waiver (for example, in the case of a waiver of a material condition such that disclosure previously provided would be materially misleading) will be made by Blue Ridge or Bay Banks, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

No Solicitation (see page 113)

Blue Ridge and Bay Banks have each agreed that it will not directly or indirectly:

•

initiate, solicit, endorse or knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or any inquiry, proposal or offer that is reasonably likely to lead to, an “acquisition proposal” (as defined in the merger agreement);

•	furnish any confidential or nonpublic information relating to an acquisition proposal; or

•	engage or participate in any negotiations or discussions concerning an acquisition proposal.

The merger agreement does not, however, prohibit Blue Ridge or Bay Banks from considering an unsolicited bona fide written acquisition proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (see page 116)

The merger agreement may be terminated, and the merger abandoned, by Blue Ridge and Bay Banks at any time before the merger is completed if the boards of directors of both parties vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned, under the following circumstances:

Termination by Blue Ridge or Bay Banks. The merger agreement may be terminated and the merger abandoned, by either party’s board of directors if:

•

the merger has not been completed by July 31, 2021, or such later date as agreed to by the parties in writing, unless the failure to complete the merger by such time was caused by or the result of a breach or failure to perform an obligation under the merger agreement by the terminating party;

•

approval of the merger by any necessary federal or state regulatory authority has been denied by such regulatory authority and the denial has become final and nonappealable, or any regulatory authority has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement, unless the denial of such regulatory approval is due to, or materially contributed to by, the failure of the terminating party to perform or observe the covenants or agreements of such party set forth in the merger agreement;

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party; or

•	the Blue Ridge shareholders do not approve the Blue Ridge merger proposal or the Bay Banks shareholders do not approve the Bay Banks merger proposal.

Termination by Blue Ridge. Blue Ridge may terminate the merger agreement if:

•

at any time before the Bay Banks special meeting, the Bay Banks Board (i) fails to recommend to the Bay Banks shareholders that they approve the Bay Banks merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Blue Ridge, or (iii) approves, adopts, endorses or recommends any acquisition proposal;

•

at any time before the Bay Banks special meeting, Bay Banks fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Bay Banks merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

the Blue Ridge Board determines to enter into a definitive agreement to accept a “superior proposal” (as defined in the merger agreement) which has been received and considered by the Blue Ridge Board in accordance with the applicable terms of the merger agreement.

Termination by Bay Banks. Bay Banks may terminate the merger agreement if:

•

at any time before the Blue Ridge special meeting, the Blue Ridge Board (i) fails to recommend to the Blue Ridge shareholders that they approve the Blue Ridge merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Bay Banks, (iii) approves, adopts, endorses or recommends any acquisition proposal;

•

at any time before the Blue Ridge special meeting, Blue Ridge fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Blue Ridge merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

the Bay Banks Board determines to enter into a definitive agreement to accept a “superior proposal” (as defined in the merger agreement) which has been received and considered by the Bay Banks Board in accordance with the applicable terms of the merger agreement.

Termination Fees and Expenses (see page 117)

If either Blue Ridge or Bay Banks takes any of certain specified, limited actions and the merger agreement is terminated on that basis, that party will immediately owe the other party a $4.0 million termination fee. In addition, a $4.0 million termination fee is payable in certain other circumstances if (i) the merger agreement is terminated for certain specified, limited reasons and (ii) within 12 months of such termination one of the parties enters into a definitive agreement with respect to an acquisition proposal. The termination and payment circumstances are more fully described elsewhere in this joint proxy statement/prospectus. See “The Merger Agreement—Termination Fees” beginning on page 117.

In general, whether or not the merger is completed, Blue Ridge and Bay Banks will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus all filing fees to the SEC and other governmental authorities.

Amendments to Blue Ridge Bylaws (page 101)

In connection with entering into the merger agreement and to facilitate the addition of certain Bay Banks directors to the Blue Ridge Board at the time of the merger, Blue Ridge has agreed to amend its bylaws prior to the merger so that the number of directors that will comprise the full Blue Ridge Board is to be fixed at such number, not to exceed 13 directors, consisting of (i) seven current Blue Ridge directors to be designated by Blue Ridge (after consultation with Bay Banks), including Larry Dees, the Chairman of the Blue Ridge Board, and Brian K. Plum, Blue Ridge’s President and Chief Executive Officer (the “Blue Ridge Directors”), and (ii) six current Bay Banks directors to be designated by Bay Banks (after consultation with Blue Ridge), including C. Frank Scott, III, the Chairman of the Bay Banks Board, and Randal R. Greene, Bay Banks’ President and Chief Executive Officer (the “Bay Banks Directors”).

The Blue Ridge Directors and the Bay Banks Directors will be split as equally as possible among the three classes of directors to serve staggered terms; provided, however, that Mr. Greene will be designated to serve in the class of directors for a term expiring in 2024. Until the third anniversary of the merger, all vacancies on the Blue Ridge Board created by the cessation of service of a Blue Ridge Director must be filled by a nominee proposed to the nominating committee of the Blue Ridge Board by a majority of the remaining Blue Ridge Directors, and all vacancies on the Blue Ridge Board created by the cessation of service of a Bay Banks Director shall be filled by a nominee proposed to the nominating committee of the Blue Ridge Board by a majority of the remaining Bay Banks Directors. Such bylaw provision may not be modified, amended or repealed during such three-year period other than by a majority of the Bay Banks Directors and a majority of the Blue Ridge Directors.

The forms of the above-described bylaw amendments are set forth in their entirety in Exhibit 1.4(a) to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A.

Blue Ridge Special Meeting (see page 57)

The Blue Ridge special meeting is scheduled to take place on [●], [●], 20[●] at [●] [a.m. / p.m.], local time, at the [●], [●], [●], [●] [●]. At the special meeting, Blue Ridge shareholders will be asked to vote on:

•	the Blue Ridge merger proposal; and

•	the Blue Ridge adjournment proposal.

Holders of Blue Ridge common stock as of the close of business on [●], 20[●], are entitled to notice of and to vote at the Blue Ridge special meeting. As of the record date, there were [●] shares of Blue Ridge common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Blue Ridge shareholder can cast one vote for each share of Blue Ridge common stock owned on the record date.

Each of Blue Ridge’s directors has agreed, subject to several conditions and exceptions, to vote all of his or her shares of Blue Ridge common stock in favor of the Blue Ridge merger proposal. As of the record date, directors of Blue Ridge and their affiliates beneficially owned and are entitled to vote [●] shares of Blue Ridge common stock, or approximately [●]% of the total voting power of the shares of Blue Ridge common stock outstanding on that date.

Bay Banks Special Meeting (see page 61)

The Bay Banks special meeting is scheduled to take place on [●], [●], 20[●] at [●] [a.m. / p.m.], local time, at the [●], [●], [●], [●] [●]. At the special meeting, Bay Banks shareholders will be asked to vote on:

•	the Bay Banks merger proposal;

•	the Bay Banks compensation proposal; and

•	the Bay Banks adjournment proposal.

Holders of Bay Banks common stock as of the close of business on [●], 2020, are entitled to notice of and to vote at the Bay Banks special meeting. As of the record date, there were [●] shares of Bay Banks common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Bay Banks shareholder can cast one vote for each share of Bay Banks common stock owned on the record date.

Each of Bay Banks’ directors has agreed, subject to several conditions and exceptions, to vote all of his or her shares of Bay Banks common stock in favor of the Bay Banks merger proposal. As of the record date, directors of Bay Banks and their affiliates beneficially owned and are entitled to vote [●] shares of Bay Banks common stock, or approximately [●]% of the total voting power of the shares of Bay Banks common stock outstanding on that date.

Required Shareholder Votes (see pages 58 and 62)

Approval of the Blue Ridge merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Blue Ridge common stock entitled to vote on the merger as of the close of business on [●], 2020, the record date for the Blue Ridge special meeting. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Blue Ridge adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Blue Ridge adjournment proposal, it will have no effect on the outcome of the vote on such proposals.

Approval of the Bay Banks merger proposal requires the affirmative vote of not less than 60% of the outstanding shares of Bay Banks common stock entitled to vote on the merger as of the close of business on [●], 2020, the record date for the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks compensation proposal requires the affirmative vote of more than 60% of the shares represented at the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks compensation proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks adjournment proposal requires the affirmative vote of more than 60% of the shares represented at the Bay Banks special meeting, whether or not a quorum is present. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks adjournment proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

No Restrictions on Resale of Blue Ridge Common Stock Received by Bay Banks Shareholders (see page 104)

All shares of Blue Ridge common stock received by Bay Banks shareholders in the merger will be freely tradable, except that shares of Blue Ridge received by persons who are or become affiliates of Blue Ridge for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Comparative Rights of Shareholders (see page 174)

The rights of Bay Banks shareholders who continue as Blue Ridge shareholders after the merger will be governed by Virginia law and the articles of incorporation and bylaws of Blue Ridge, which are different from Bay Banks’ existing articles of incorporation and bylaws. For more information, please see “Comparison of Shareholders’ Rights” beginning on page 174.

Risk Factors (see page 31)

Before voting at the shareholder meetings, you should carefully consider all of the information contained in this joint proxy statement/prospectus, including the risk factors set forth in the “Risk Factors” section beginning on page 31.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BLUE RIDGE

The following table sets forth certain of Blue Ridge’s consolidated financial data as of the end of and for the fiscal years ended December 31, 2019 and 2018 and as of and for the six months ended June 30, 2020 and 2019. The historical consolidated financial information as of the end of and for the fiscal years ended December 31, 2019 and 2018 is derived from Blue Ridge’s audited consolidated financial statements. The consolidated financial information as of and for the six-month periods ended June 30, 2020 and 2019 is derived from Blue Ridge’s unaudited consolidated financial statements. In Blue Ridge’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the six months ended June 30, 2020 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2020.

The selected historical financial data below is only a summary and should be read in conjunction with Blue Ridge’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2020	2019	2019	2018
	(Amounts in thousands, except per share data)
Results of Operations:
Interest income	$23,590	$14,312	$30,888	$22,437
Interest expense	4,922	4,261	9,520	5,152

Net interest income	18,668	10,051	21,368	17,285
Provision for loan losses	4,075	895	1,742	1,225

Net interest income after provision for loan losses	14,593	9,156	19,626	16,060
Noninterest income	21,522	9,282	18,796	10,123
Noninterest expenses	27,144	15,011	32,845	20,463

Income before income taxes	8,971	3,427	5,577	5,720
Income tax expense	1,912	610	973	1,147

Net income	$7,059	$2,817	$4,604	$4,573

Financial Condition:
Assets	$1,585,798	$721,784	$960,811	$539,590
Loans, net of unearned income	1,149,261	514,206	702,480	444,101
Deposits	965,857	498,982	722,030	415,027
Stockholders’ equity	95,160	64,134	92,337	39,621
Ratios:
Return on average assets	1.11%	0.95%	0.61%	0.95%
Return on average equity	15.05%	11.04%	6.94%	12.02%
Efficiency ratio	75.16%	72.07%	85.48%	78.16%
Common equity to total assets	6.00%	8.86%	9.61%	7.34%
Asset Quality:
Allowance for loan losses	$8,206	$4,054	$4,572	$3,580
Non-accrual loans	$3,852	$4,920	$4,790	$5,515
Other real estate owned	$—	$243	$—	$134
ALLL / total outstanding loans	0.71%	0.79%	0.65%	0.81%

ALLL / non-performing loans	132.96%	76.36%	88.62%	47.61%
NPAs / total outstanding loans	0.54%	1.03%	0.73%	1.72%
Net charge-offs / total average outstanding loans	0.05%	0.18%	0.02%	0.12%
Provision / total outstanding loans	0.35%	0.20%	0.25%	0.28%
Per Share Data:
Earnings per share, basic	$1.25	$0.73	$1.10	$1.64
Earnings per share, diluted	1.25	0.73	1.10	1.64
Cash dividends paid	0.1425	0.2850	0.5700	0.5400
Book value per common share	16.83	14.77	16.32	14.11
Price to earnings ratio, diluted	12.17	14.73	18.51	10.37
Price to book value ratio	0.90	1.46	1.25	1.21
Dividend payout ratio	11.40%	39.04%	51.82%	32.93%
Weighted average shares outstanding, basic	5,661,877	3,821,079	4,146,980	2,779,090
Weighted average shares outstanding, diluted	5,661,877	3,821,079	4,146,980	2,779,090

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BAY BANKS

The following table sets forth certain of Bay Banks’ consolidated financial data as of the end of and for the fiscal years ended December 31, 2019 and 2018 and as of and for the six months ended June 30, 2020 and 2019. The historical consolidated financial information as of the end of and for the fiscal years ended December 31, 2019 and 2018 is derived from Bay Banks’ audited consolidated financial statements. The consolidated financial information as of and for the six-month periods ended June 30, 2020 and 2019 is derived from Bay Banks’ unaudited consolidated financial statements. In Bay Banks’ opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the six months ended June 30, 2020 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2020. Financial data for the six months ended June 30, 2020 includes a goodwill impairment charge of $10.4 million (pre-tax) resulting from a second quarter assessment triggered by the adverse effect the deterioration of the macroeconomic environment due to the COVID-19 pandemic has had on the market value of Bay Banks’ common stock. This impairment charge was reported in noninterest expense.

The selected historical financial data below is only a summary and should be read in conjunction with Bay Banks’ consolidated financial statements and their accompanying notes that are incorporated by reference into this joint proxy statement/prospectus.

	Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2020	2019	2019	2018
	(Amounts in thousands, except per share data)
Results of Operations:
Interest income	$24,192	$24,657	$50,418	$43,803
Interest expense	6,628	7,497	15,085	10,225

Net interest income	17,564	17,160	35,333	33,578
Provision for loan losses	4,804	376	1,182	1,351

Net interest income after provision for loan losses	12,760	16,784	34,151	32,227
Noninterest income	3,583	2,385	4,958	4,303
Noninterest expenses	24,760	15,222	30,402	32,119

(Loss) income before income taxes	(8,417)	3,947	8,707	4,411
Income tax (benefit) expense	(276)	732	1,649	533

Net (loss) income	$(8,141)	$3,215	$7,058	$3,878

Financial Condition:
Assets	$1,238,226	$1,094,260	$1,131,923	$1,080,617
Loans, net of unearned income	1,055,376	917,985	925,421	902,461
Deposits	1,006,898	875,622	910,440	842,192
Stockholders’ equity	119,690	122,617	126,185	117,476
Ratios:
(Loss) return on average assets	(1.37)%	0.59%	0.64%	0.39%
(Loss) return on average equity	(12.77)%	5.39%	5.79%	3.36%
Efficiency ratio	N/M	77.9%	75.5%	82.6%
Common equity to total assets	9.67%	11.21%	11.15%	10.87%

Asset Quality:
Allowance for loan losses	$12,007	$7,479	$7,562	$7,902
Non-accrual loans	$12,279	$4,577	$4,476	$5,206
Other real estate owned	$1,903	$3,168	$1,916	$3,597
ALLL / total outstanding loans	1.14%	0.82%	0.82%	0.88%
ALLL / non-performing loans	97.8%	163.4%	168.9%	151.8%
Nonperforming loans / total outstanding loans	1.17%	0.50%	0.48%	0.58%
Net charge-offs / total average outstanding loans	0.08%	0.19%	0.17%	0.15%
Provision for loan losses / total outstanding loans	0.46%	0.04%	0.13%	0.15%
Per Share Data:
(Loss) earnings per share, basic	$(0.62)	$0.25	$0.54	$0.30
(Loss) earnings per share, diluted	(0.62)	0.25	0.54	0.30
Cash dividends paid	—	—	—	—
Book value per common share	8.98	9.20	9.51	8.90
Price to earnings ratio, diluted	(9.7)	32.6	16.0	24.5
Price to book value ratio	66.8%	88.6%	91.0%	82.6%
Dividend payout ratio	—%	—%	—%	—%
Weighted average shares outstanding, basic	13,068,598	13,030,528	13,053,080	13,057,537
Weighted average shares outstanding, diluted	13,068,598	13,070,804	13,111,853	13,122,136

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Blue Ridge and Bay Banks, as an acquisition by Blue Ridge of Bay Banks using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Bay Banks will be recorded by Blue Ridge at their respective fair values as of the date the merger is completed. Certain reclassifications have been made to the historical financial statements of Bay Banks to conform to the presentation in Blue Ridge’s financial statements.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the transaction had occurred on June 30, 2020. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the merger as if the transaction had occurred on January 1, 2019.

A final determination of the fair values of Bay Banks’ assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Bay Banks that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to a bargain purchase value or goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by Blue Ridge upon consummation of the merger. This financial information does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future.

The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of Blue Ridge and its subsidiaries, which are included in this joint proxy statement/prospectus, and the historical consolidated financial statements and related notes thereto of Bay Banks and its subsidiaries, which are incorporated by reference into this joint proxy statement/prospectus.

BLUE RIDGE BANKSHARES, INC. AND BAY BANKS OF VIRGINIA, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of June 30, 2020

(Dollars in thousands)

	Blue Ridge Bankshares, Inc. (As Reported)	Bay Banks of Virginia, Inc. (As Reported)	Merger Pro Forma Adjustments	Pro Forma Combined

ASSETS
Cash and cash equivalents	$241,136	$42,418	$—	$283,554
Securities available for sale, at fair value	104,481	92,560	—	197,041
Restricted stock, at cost	9,522	5,327	—	14,849
Loans held for sale	127,796	2,521	—	130,317
Loans, net of unearned income	1,021,465	1,052,855	(34,837)	2,039,483
Less allowance for loan losses	(8,206)	(12,007)	12,007	(8,206)

Net loans	1,013,259	1,040,848	(22,830)	2,031,277

Bank premises and equipment, net	15,411	18,330	—	33,741
Bank owned life insurance	14,919	19,985	—	34,904
Other real estate owned, net of valuation allowance	—	1,903	(956)	947
Core deposit intangibles, net	1,682	1,228	2,956	5,866
Goodwill	19,892	—	—	19,892
Other intangible assets	1,690	—	—	1,690
Other assets	36,010	13,106	4,374	53,490

Total assets	$1,585,798	$1,238,226	$(16,456)	$2,807,568

LIABILITIES
Noninterest-bearing demand deposits	285,232	185,201	—	470,433
Interest-bearing deposits	680,625	821,697	—	1,502,322

Total deposits	965,857	1,006,898	—	1,972,755

Other borrowed funds	478,412	69,195	—	547,607
Subordinated debt, net of issuance costs	24,472	31,056	—	55,528
Other liabilities	21,899	11,387	—	33,286

Total liabilities	1,490,640	1,118,536	—	2,609,176

STOCKHOLDERS’ EQUITY
Common stock and surplus	66,603	102,005	1,229	169,837
Retained earnings	31,674	16,519	(16,519)	31,674
Accumulated other comprehensive income	(3,349)	1,166	(1,166)	(3,349)

	94,928	119,690	(16,456)	198,162
Noncontrolling interest	230	—	—	230

Total stockholders’ equity	95,158	119,690	(16,456)	198,392

Total liabilities and stockholders’ equity	$1,585,798	$1,238,226	$(16,456)	$2,807,568

See accompanying notes to condensed consolidated financial statements.

BLUE RIDGE BANKSHARES, INC. AND BAY BANKS OF VIRGINIA, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended June 30, 2020

(Dollars and shares in thousands, except per share amounts)

	Blue Ridge Bankshares, Inc. (As Reported)	Bay Banks Virginia, Inc. (As Reported)	Merger Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Interest and fees on loans	$21,986	$22,641	$—		$44,627
Other interest income	1,604	1,550	—		3,154

Total interest and dividend income	23,590	24,192	—		47,782

Interest expense:
Interest on deposits	3,375	5,260	—		8,635
Other interest expense	1,547	1,368	—		2,915

Total interest expense	4,922	6,628	—		11,550

Net interest income	18,668	17,564	—		36,232
Provision for loan losses	4,075	4,804	—		8,879

Net interest income after provision for loan losses	14,593	12,760	—		27,353

Noninterest income:
Service charges on deposit accounts	454	373	—		827
Other service charges, commissions and fees	70	61	—		131
Mortgage income	19,165	933	—		20,098
Other operating income	1,833	2,217	—		4,050

Total noninterest income	21,522	3,584	—		25,106

Noninterest expenses:
Salaries and benefits	18,261	7,466	—		25,727
Occupancy expenses	1,732	1,456	—		3,188
Amortization expense for other intangible assets	375	291	269	(i)	935
Other expenses	6,777	15,548	—		22,325

Total noninterest expenses	27,145	24,761	269		52,175

Income before income taxes	8,970	(8,417)	(269)		284
Income tax expense	1,912	(276)	(56)		1,580

Net income	$7,058	$(8,141)	$(212)		$(1,295)

Earnings per common share, basic	$1.25	$(0.62)			$(0.11)

Earnings per common share, diluted	$1.25	$(0.62)			$(0.11)

Weighted average common shares outstanding, basic	5,662	13,081	(6,540	)(k)	12,202
Weighted average common shares outstanding, diluted	5,662	13,081	(6,540	)(k)	12,202

See accompanying notes to condensed consolidated financial statements.

BLUE RIDGE BANKSHARES, INC. AND BAY BANKS OF VIRGINIA, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2019

(Dollars and shares in thousands, except per share amounts)

	Blue Ridge Bankshares, Inc. (As Reported)	Bay Banks of Virginia, Inc. (As Reported)	Merger Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Interest and fees on loans	$27,090	$46,998	$—		$74,088
Other interest income	3,797	3,420	—		7,217

Total interest and dividend income	30,887	50,418	—		81,305

Interest expense:
Interest on deposits	6,209	12,075	—		18,284
Other interest expense	3,310	3,011	—		6,321

Total interest expense	9,519	15,085	—		24,604

Net interest income	21,368	35,333	—		56,701
Provision for (recovery of) loan losses	1,742	1,182	—		2,924

Net interest income after provision for loan losses	19,626	34,151	—		53,777

Noninterest income:
Service charges on deposit accounts	651	977	—		1,628
Other service charges, commissions and fees	4,046	115	—		4,161
Gains on sales of mortgage loans, net of commissions	10,387	941	—		11,328
Other operating income	3,712	2,925	—		6,637

Total noninterest income	18,796	4,958	—		23,754

Noninterest expenses:
Salaries and benefits	19,328	15,597	—		34,925
Occupancy expenses	2,538	3,319	—		5,857
Amortization expense for other intangible assets	455	674	537	(i)	1,667
Other expenses	10,524	10,813	17,256	(j)	38,593

Total noninterest expenses	32,845	30,402	17,793		81,041

Income before income taxes	5,577	8,706	(17,793)		(3,510)
Income tax expense	973	1,649	(3,737)		(1,115)
Net (Income) from non-controlling interests	(24)	—			(24)

Net income	$4,580	$7,057	$(14,057)		$(2,395)

Earnings per common share, basic	$1.09	$0.54			$(0.22)

Earnings per common share, diluted	$1.09	$0.54			$(0.22)

Weighted average common shares outstanding, basic	4,147	13,053	(6,527	)(k)	10,674
Weighted average common shares outstanding, diluted	4,147	13,112	(6,556	)(k)	10,703

See accompanying notes to condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

NOTE A—BASIS OF PRESENTATION

On August 12, 2020, Blue Ridge entered into the merger agreement with Bay Banks. The merger agreement provides that at the effective time of the merger, each outstanding share of common stock of Bay Banks will be converted into the right to receive 0.500 shares of Blue Ridge common stock.

The unaudited pro forma condensed combined financial information of Blue Ridge’s financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with Bay Banks was consummated on January 1, 2019 for purposes of the unaudited pro forma condensed combined statements of income and on June 30, 2020 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.

The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill, or the difference between the estimated fair value of the assets acquired and liabilities assumed over the purchase price will be recorded as a bargain purchase.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of Bay Banks at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Bay Banks’ tangible, and identifiable intangible, assets and liabilities as of the effective time of the merger.

NOTE B—PRO FORMA ADJUSTMENTS

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. Subsequent to the completion of the merger, Blue Ridge will engage an independent third-party valuation firm to determine the fair value of certain assets acquired and liabilities assumed, which could significantly change the amount of the estimated fair values used in pro forma financial information presented.

(a)

Estimated fair value adjustment for credit deterioration of the acquired portfolio in the amount of $34.8 million, which represented a mark of 3.3% on Bay Banks’ outstanding loan portfolio. In order to determine the adjustment related to credit deterioration, Blue Ridge engaged an independent third-party loan review consultant to review and perform analytics on Bay Banks’ loan portfolio.

(b)

Elimination of Bay Banks’ allowance for loan losses. Purchased loans acquired in a business combination are recorded at fair value and the recorded allowance for loan losses of the acquired company is eliminated.

(c)	Estimated fair value adjustment on other real estate owned (“OREO”), which represented a mark of 50.2% on Bay Banks’ outstanding OREO balance.

(d)

Blue Ridge’s estimate of the fair value of the core deposit intangible asset. This will be amortized over ten years using the sum of years digits method. This estimate represents a 0.50% premium on Bay Banks’ core deposits based on current market data for similar transactions.

(e)	Estimated deferred taxes related to acquisition accounting adjustments.

(f)	Elimination of Bay Banks’ stockholders’ equity representing conversion of all of Bay Banks’ common shares into Blue Ridge common shares.

(g)	Recognition of the equity portion of the merger consideration. The adjustment to common stock and surplus represents 100% of the total purchase price to effect the transaction.

(h)	Bargain purchase gain generated as a result of the fair value of net assets acquired exceeding the total purchase price. (See Note C).

(i)	Represents amortization of core deposit premium (see Note D). Premium will be amortized over ten years using the sum-of-years digits method.

(j)	Represents one-time transaction related costs of $17.3 million.

(k)	Weighted average basic and diluted shares outstanding were adjusted to effect the transaction.

NOTE C—PRO FORMA ALLOCATION OF PURCHASE PRICE

The following table shows the pro forma allocation of the consideration paid for Bay Banks’ common equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction (unaudited, dollars in thousands):

(In thousands)
Purchase Price:
Fair value of consideration		$100,414

Total pro forma purchase price		$100,414
Fair value of assets acquired:
Cash and cash equivalents	$42,418
Securities available for sale	92,560
Restricted stock, at cost	5,327
Net loans	1,020,539
Bank premise and equipment	18,330
Bank owned life insurance	19,985
OREO, net of valuation allowance	947
Core deposit intangible	4,184
Other assets	17,480

Total assets	1,221,770
Fair value of liabilities assumed:
Deposits	1,006,898
Long-term borrowings	100,251
Other liabilities	11,387

Total liabilities	1,118,536
Net assets acquired		$103,234

Preliminary pro forma goodwill (bargain purchase)		$(2,820)

The following table depicts the sensitivity of the purchase price and resulting goodwill or bargain purchase to changes in the price of Blue Ridge’s common stock at a price of $15.05:

Share Price Sensitivity (unaudited, dollars in thousands)
	Purchase Price	Estimated Goodwill
Up 20%	$120,497	$17,262
Up 10%	$110,455	$7,221
As presented in proforma	$100,414	$(2,820)
Down 10%	$90,373	$(12,862)
Down 20%	$80,331	$(22,903)

NOTE D—ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS

The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of Blue Ridge after the merger with Bay Banks (unaudited, dollars in thousands):

	Discount Accretion (Premium Amortization)
	For the Years Ended December 31,
	2021	2022	2023	2024	2025	Thereafter	Total
Core Deposit Intangible	$(537)	$(484)	$(430)	$(376)	$(322)	$(807)	$(2,956)

The actual effect of purchase accounting adjustments on the future pre-tax income of Blue Ridge will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

NOTE E—ESTIMATED COST SAVINGS

Estimated cost savings, expected to approximate 28.0% of Bay Banks’ annualized pre-tax non-interest expenses, are excluded from the pro forma analysis. Cost savings are estimated to be realized at 100% in the year following the year of merger.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table shows per common share data regarding basic and diluted net income, book value and cash dividends per share for (1) Blue Ridge and Bay Banks on a historical basis, (2) Blue Ridge after giving effect to the merger and (3) Bay Banks on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2019. The pro forma book value per share information was computed as if the merger had been completed on June 30, 2020. The pro forma dividends per share represent Blue Ridge’s historical dividends per share.

The Bay Banks pro forma equivalent per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.5000 for the merger consideration so that the per share amounts equate to the respective values for one share of Bay Banks common stock.

The following pro forma information has been derived from and should be read in conjunction with Blue Ridge’s consolidated financial statements and Bay Banks’ consolidated financial statements for the year ended December 31, 2019 and the six-month period ended June 30, 2020, included elsewhere in, or incorporated by reference into, this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of Blue Ridge as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” section beginning on page 22 and the historical financial information and the notes thereto for Blue Ridge and Bay Banks, included elsewhere in, or incorporated by reference into, this joint proxy statement/prospectus.

	As of and for the Six Months Ended June 30, 2020	As of and for the Year Ended December 31, 2019
Blue Ridge Historical
Net income per common share (basic and diluted)	$1.25	$1.10
Book value per common share (basic and diluted)	16.83	16.32
Cash dividends declared per share	0.1425	0.5700
Bay Banks Historical
Net income per common share (basic and diluted)	$(0.62)	$0.54
Book value per common share (basic and diluted)	8.98	9.51
Cash dividends declared per share	—	—
Pro Forma Combined
Net income per common share (basic and diluted)	$(0.11)	$(0.22)
Book value per common share (basic and diluted)	16.26	18.59
Cash dividends declared per share	0.1425	0.5700

Pro Forma Bay Banks Equivalent
Net income per common share (basic and diluted)	$(0.05)	$(0.11)
Book value per common share (basic and diluted)	8.13	9.29
Cash dividends declared per share	0.07	0.29

COMPARATIVE MARKET PRICES OF COMMON STOCK

Blue Ridge common stock is listed on the NYSE American under the symbol “BRBS.” Bay Banks common stock is quoted on the OTC Markets Group’s OTCQB marketplace under the symbol “BAYK.” As of [●], 2020, there were [●] shares of Blue Ridge common stock outstanding held by approximately [●] holders of record and there were [●] shares of Bay Banks common stock outstanding held by approximately [●] holders of record.

As of August 12, 2020, the date preceding the public announcement of the merger, the closing prices of Blue Ridge common stock and Bay Banks common stock were $14.45 and $5.95 per share, respectively. As of [●], 2020, the latest practicable date before the date of this joint proxy statement/prospectus, the closing prices of Blue Ridge common stock and Bay Banks common stock were $[●] and $[●] per share, respectively.

The following table sets forth the closing prices per share of Blue Ridge common stock, as reported on the NYSE American, and of Bay Banks common stock, as reported on the OTC Markets Group’s OTCQB marketplace as of August 12, 2020, the date preceding the public announcement of the merger, and as of [●], 2020, the latest practicable date before the date of this joint proxy statement/prospectus. The following table also includes the equivalent price per share of Bay Banks common stock on those dates, which reflects the value on each date of the Blue Ridge common stock that would have been received by Bay Banks shareholders with respect to each share of Bay Banks common stock converted into the right to receive merger consideration, if the merger had been completed on those dates, based on the exchange ratio of 0.5000 and the closing prices of Blue Ridge common stock.

	Blue Ridge Common Stock		Bay Banks Common Stock		Equivalent Market Value per Share of Bay Banks Common Stock
August 12, 2020	$14.45		$5.95		$7.23
[●], 2020	[	●]	[	●]	[	●]

The market quotations for Bay Banks’ common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Bay Banks shareholders are advised to obtain current market quotations for Blue Ridge common stock and Bay Banks common stock. The market value for Blue Ridge common stock will fluctuate between the time the merger agreement was executed, the date of this joint proxy statement/prospectus, the date of the shareholder meetings and the completion of the merger. No assurance can be given concerning the market price of Blue Ridge common stock before or after the effective time of the merger. Changes in the market price of Blue Ridge common stock prior to the completion of the merger may affect the market value of the merger consideration that Bay Banks shareholders will receive. Because the exchange ratio is fixed, however, the number of Blue Ridge shares that Bay Banks shareholders receive with respect to each share of Bay Banks common stock that is converted into the right to receive the merger consideration will not change.

After the completion of the merger, there will be no further trading in Bay Banks common stock.

RISK FACTORS

The merger, including the issuance of Blue Ridge common stock and the other transactions contemplated by the merger agreement, involves significant risks. Blue Ridge shareholders and Bay Banks shareholders should carefully read and consider the following factors in deciding whether to vote for the merger proposals.

Risks Related to the Merger

Because the market price of Blue Ridge common stock will fluctuate, Bay Banks shareholders cannot be certain of the market value of the merger consideration that they will receive.

Upon completion of the merger, each share of Bay Banks common stock will be converted into the right to receive the merger consideration. The exchange ratio of 0.5000 shares of Blue Ridge common stock for each share of Bay Banks common stock is fixed and will not be adjusted to reflect changes in the market price of either the shares of Blue Ridge common stock or the shares of Bay Banks common stock prior to the closing of the merger. As a result, the market value of the merger consideration received by Bay Banks shareholders will vary with the market price of Blue Ridge common stock. Blue Ridge’s stock price changes daily as a result of a variety of other factors in addition to the business and relative prospects of Blue Ridge, including general market and economic conditions, industry trends, market assessment of the likelihood that the merger will be completed as anticipated or at all, and the regulatory environment. These factors are beyond Blue Ridge’s control. Therefore, at the time of the Bay Banks special meeting, holders of Bay Banks common stock will not know or be able to calculate the precise market value of the merger consideration they may receive upon completion of the merger, which could be significantly less than the current market value of Blue Ridge common stock.

Combining Blue Ridge and Bay Banks may be more difficult, costly or time-consuming than we expect.

The success of the merger will depend, in part, on Blue Ridge’s ability to realize the anticipated benefits and cost savings from combining the businesses of Blue Ridge and Bay Banks. To realize such anticipated benefits and cost savings, Blue Ridge must successfully combine the businesses of Blue Ridge and Bay Banks in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Bay Banks or Blue Ridge or decreasing revenues due to loss of customers. If Blue Ridge is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Blue Ridge and Bay Banks have operated, and, until the completion of the merger, will continue to operate, independently, and after the completion of the merger, Blue Ridge will integrate Bay Banks’ business into its own. The integration process in the merger could result in the loss of key employees, the disruption of each party’s ongoing business, inconsistencies in standards, controls, procedures and policies that may adversely affect either party’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Blue Ridge’s ability to successfully conduct its business in the markets in which Bay Banks now operates, which could have an adverse effect on Blue Ridge’s financial results and the value of its common stock. If Blue Ridge experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized, fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be disruptions that cause Blue Ridge and Bay Banks to lose customers or cause customers to withdraw their deposits from Blue Ridge’s or Bay Banks’ banking subsidiaries, or other unintended consequences that could have a material adverse effect on Blue Ridge’s results of operations or financial condition after the merger. These integration matters could have an adverse effect on each of Blue Ridge and Bay Banks during this transition period and for an undetermined period after consummation of the merger.

The COVID-19 pandemic could have a material adverse effect on the merger.

The spread of COVID-19 throughout the United States, and the measures taken by national, state and local governmental authorities in the United States attempting to contain the spread and impact of COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place orders, and limitations on business activity, including closures, are, among other things, restricting economic activity in the United States and the banking markets in which Blue Ridge and Bay Banks operate. These measures have disrupted national and regional supply chains and resulted in declines in asset valuations, increases in unemployment and underemployment levels, declines in liquidity in markets for certain securities, and increases in volatility and periods of disruption in the financial markets, and may continue to have similar effects in the future. It is difficult to predict the impact of the COVID-19 pandemic on the businesses of Blue Ridge and Bay Banks, and there is no guarantee that efforts by Blue Ridge or Bay Banks to address the adverse impacts of the COVID-19 pandemic will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the continued severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others.

The COVID-19 pandemic could delay and adversely affect the completion of the merger. Each of Blue Ridge and Bay Banks may be required to incur additional costs to remedy disruptions caused by the COVID-19 pandemic. Additional time may be required to process Blue Ridge’s regulatory applications, and the federal bank regulatory agencies may impose additional requirements on Blue Ridge or Bay Banks that must be satisfied prior to completion of the merger.

In addition, some economists and major investment banks have expressed concern that the COVID-19 pandemic could lead to a significant economic recession in the United States. Such a recession and other disruptions in economic and financial markets caused by the COVID-19 pandemic may negatively affect financial institutions for an extended period of time. If such conditions or disruptions continue following completion of the merger, the business, results of operation, financial condition, liquidity and prospects of Blue Ridge as the surviving corporation in the merger may be adversely affected.

Blue Ridge may not be able to effectively integrate the operations of Bay Banks into the operations of Blue Ridge.

The future operating performance of Blue Ridge Bank as the continuing bank following the bank merger will depend, in part, on the success of the bank merger, which is expected to occur as soon as practicable after the merger. The success of the bank merger will, in turn, depend on a number of factors, including Blue Ridge’s ability to (i) integrate the operations and branches of Virginia Commonwealth Bank and Blue Ridge Bank, (ii) retain the deposits and customers of Virginia Commonwealth Bank and Blue Ridge Bank, (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables Blue Ridge Bank as the continuing bank to improve its overall operating efficiencies and (iv) retain and integrate the appropriate personnel of Bay Banks within the operations of Blue Ridge. The integration of Virginia Commonwealth Bank into Blue Ridge Bank following the bank merger will require the dedication of the time and resources of the banks’ management teams and may temporarily distract the management teams’ attention from the day-to-day business of the banks. If Blue Ridge Bank and Virginia Commonwealth Bank are unable to successfully integrate, Blue Ridge may not be able to realize expected operating efficiencies and eliminate redundant costs.

Blue Ridge and Bay Banks will incur significant transaction and merger-related integration costs in connection with the merger.

Blue Ridge and Bay Banks expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Blue Ridge and Bay Banks are continuing to assess the impact of these costs. Although Blue Ridge and Bay Banks believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all. If the merger is not completed, the parties would have to recognize these expenses without realizing any of the expected benefits of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are burdensome on Blue Ridge or Bay Banks, not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Federal Reserve, the OCC, and the Virginia Bureau of Financial Institutions. In determining whether to grant these approvals, the applicable regulatory agencies consider a variety of factors, including the competitive impact of the proposal in the relevant geographic and banking markets; financial, managerial and other supervisory considerations of each party; convenience and needs of the communities to be served and the record of insured depository institution subsidiaries under the Community Reinvestment Act of 1977 and related regulations (the “Community Reinvestment Act”); and the effectiveness of the parties in combating money laundering activities. These regulators may impose conditions on the granting of such approvals or request changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Blue Ridge following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are onerous on Blue Ridge or Bay Banks, not anticipated or cannot be met. If the necessary governmental approvals or waivers contain such conditions, the business, financial condition and results of operations of Blue Ridge following the merger may be materially adversely affected. If the consummation of the merger is delayed, including by a delay in receipt of necessary regulatory approvals or waivers, the business, financial condition and results of operations of Blue Ridge and Bay Banks may be materially adversely affected.

Failure of the merger to be completed, the termination of the merger agreement, or a significant delay in completing the merger could negatively impact Blue Ridge and Bay Banks.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. These conditions to the consummation of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by July 31, 2021, either Blue Ridge or Bay Banks may terminate the merger agreement at any time after that date if the failure of the effective time to occur on or before that date is not caused by any breach of the merger agreement by the party electing to terminate the merger agreement, before or after shareholder approval.

Any delay in completion of the merger may have a material adverse effect on Blue Ridge’s and Bay Banks’ business during the pendency of the merger, and on Blue Ridge’s business and results of operations following the merger, due to potential diversion of management attention from other opportunities, constraints contained in the merger agreement on Bay Banks’ and Blue Ridge’s respective businesses during the pendency of the merger, the incurrence of additional merger-related expenses, and negative reactions by markets and customers. If the merger is not completed, the ongoing business, financial condition and results of operations of each party may be materially adversely affected and the market price of each party’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be completed.

In addition, Blue Ridge’s or Bay Banks’ business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and a party’s board of directors seeks another merger or business combination, such party’s shareholders cannot be certain that such party will be able to find another company willing to engage in a merger or business combination on more attractive terms than the merger.

Blue Ridge and Bay Banks will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers (including depositors and borrowers), suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Blue Ridge and Bay Banks. These uncertainties may impair Blue Ridge’s or Bay Banks’ ability to attract, retain and motivate key personnel and customers (including depositors and borrowers) pending the completion of the merger, as such personnel and customers may experience uncertainty about their future roles and relationships with Blue Ridge or Blue Ridge Bank following the merger and the bank merger. Additionally, these uncertainties could cause customers (including depositors and borrowers) to seek to change existing business relationships with Bay Banks or Blue Ridge or fail to extend an existing relationship with Bay Banks or Blue Ridge. Further, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger and the bank merger.

The merger agreement restricts Blue Ridge and Bay Banks from taking certain actions without the other party’s consent while the merger is pending. These restrictions could have a material adverse effect on each party’s business, financial condition and results of operations, including by limiting the actions that Blue Ridge or Bay Banks may take to address a business uncertainty while the merger is pending.

The opinions of Raymond James and Piper Sandler delivered to the respective boards of directors of Blue Ridge and Bay Banks prior to the signing of the amendment to the merger agreement will not reflect changes in circumstances after the dates of the opinions.

Prior to the execution of the merger agreement, each of the Blue Ridge Board and the Bay Banks Board, received an opinion, dated August 12, 2020, as to the fairness of the exchange ratio from a financial point of view. Such opinions were as of their respective dates and subject to the limitations and assumptions contained therein. Subsequent changes in the operations and prospects of Blue Ridge or Bay Banks, general market and economic conditions and other factors beyond the control of Blue Ridge or Bay Banks, may significantly alter the value of Blue Ridge or Bay Banks, including the market prices of each party’s common stock, or the value of the merger consideration at the effective time of the merger. The opinions do not speak as of the effective time or as of any date other than the date of such opinions.

Bay Banks’ directors and executive officers have interests in the merger that differ from the interests of Bay Banks’ other shareholders.

Bay Banks shareholders should be aware that certain of Bay Banks’ directors and executive officers have interests in the merger that are different from, or in addition to, those of Bay Banks shareholders generally. The Bay Banks Board was fully informed of these interests and thoroughly considered these interests, among other matters, when making its decision to approve the merger agreement and recommend that Bay Banks’ shareholders vote in favor of approving the Bay Banks merger proposal. Among other things, Blue Ridge will appoint six of Bay Banks’ directors (including C. Frank Scott, III, the Chairman of the Bay Banks Board, and Randal R. Greene, Bay Banks’ President and Chief Executive Officer) as directors of Blue Ridge and Blue Ridge Bank, certain of Bay Banks directors and executive officers hold stock options and restricted stock awards that will vest upon completion of the merger, certain of Bay Banks’ executive officers are expected to continue with Blue Ridge following completion of the merger and three of Bay Banks’ executive officers have entered into employment agreements with Blue Ridge and Blue Ridge Bank that will be effective at the closing of the merger and, in addition, certain officers will receive cash payments related to change in control provisions in existing employment agreements. For a more complete description of these interests, see “The Merger—Interests of Bay Banks’ Directors and Officers in the Merger” beginning on page 97.

The merger agreement limits the ability of Bay Banks and Blue Ridge to pursue alternatives to the merger and might discourage competing offers for a higher price or premium.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit the ability of each of Bay Banks and Blue Ridge to discuss, solicit, facilitate or commit to competing third-party proposals to acquire all or a significant part of Bay Banks or Blue Ridge. In addition, under certain circumstances, if the merger agreement is terminated and either party, subject to certain restrictions, consummates a similar transaction other than the merger, that party must pay the other party a termination fee of $4.00 million.

Each of the members of the Blue Ridge Board and the Bay Banks Board, in their capacities as shareholders of Blue Ridge or Bay Banks, respectively, entered into affiliate agreements and agreed to vote their shares of Blue Ridge common stock and Bay Banks common stock, as applicable, in favor of the Blue Ridge merger proposal, in the case of Blue Ridge, and in favor of the Bay Banks merger proposal, in the case of Bay Banks, and in each case against alternative transactions. As of the close of business on [●], 2020, the record date for the Blue Ridge special meeting and the Bay Banks special meeting, shares constituting [●]% of Blue Ridge common stock and [●]% of the Bay Banks common stock are subject to the affiliate agreements.

Litigation against Bay Banks or Blue Ridge, or the members of the Bay Banks Board or Blue Ridge Board, could prevent or delay the completion of the merger.

Purported shareholder plaintiffs may assert legal claims related to the merger. The results of any such potential legal proceeding would be difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. The existence of litigation related to the merger could affect the likelihood of obtaining the required approval from Blue Ridge’s and Bay Banks’ shareholders. Moreover, any litigation could be time consuming and expensive, and could divert attention of Blue Ridge’s and Bay Banks’ respective management teams away from their companies’ regular business. Any lawsuit adversely resolved against Bay Banks, Blue Ridge or members of the Bay Banks Board or Blue Ridge Board, could have a material adverse effect on each party’s business, financial condition and results of operations.

One of the conditions to the consummation of the merger is the absence of any law, order, decree or injunction (whether temporary, preliminary or permanent) or other action taken by the governmental authority of competent jurisdiction that restricts, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by the merger agreement, including the merger. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed or any regulatory proceeding and a claimant secures injunctive or other relief or a governmental authority issues an order or other directive restricting, prohibiting or making illegal the completion of the transactions contemplated by the merger agreement, including the merger, then such injunctive or other relief may prevent the merger from being completed in a timely manner or at all.

If the merger is completed, Blue Ridge and Bay Banks shareholders will have less influence on the management and policies of Blue Ridge following the merger than they had on Blue Ridge and Bay Banks, respectively, prior to the merger.

After the merger is complete, it is anticipated that approximately 56% of the shares of Blue Ridge common stock will be held by former shareholders of Bay Banks. In addition, upon consummation of the merger, Blue Ridge will have 13 directors, six of whom will be former directors of Bay Banks. Consequently, shareholders of Blue Ridge and Bay Banks will have less influence on the management and policies of Blue Ridge after the merger than they now have on the management and policies of Blue Ridge and Bay Banks, respectively.

Risks Related to Blue Ridge’s Business

The ongoing COVID-19 pandemic and measures intended to prevent its spread may adversely affect Blue Ridge’s business, financial condition and operations; the extent of such impacts are highly uncertain and difficult to predict.

Global health and economic concerns relating to the COVID-19 outbreak and government actions taken to reduce the spread of the virus have had a material adverse impact on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The pandemic has resulted in federal, state and local authorities, including those who govern the markets in which Blue Ridge operates, implementing numerous measures to try to contain the virus. These measures, including shelter in place orders and business limitations and shutdowns, have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

The COVID-19 outbreak has adversely impacted and is likely to continue to adversely impact Blue Ridge’s workforce and operations and the operations of Blue Ridge’s customers and business partners. In particular, Blue Ridge may experience adverse effects due to a number of operational factors impacting it or its customers or business partners, including but not limited to:

•	loan losses resulting from financial stress experienced by Blue Ridge’s borrowers, especially those operating in industries hardest hit by government measures to contain the spread of the virus;

•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;

•

as a result of the decline in the Federal Reserve’s target federal funds rate, the yield on Blue Ridge’s assets may decline to a greater extent than the decline in Blue Ridge’s cost of interest-bearing liabilities, reducing Blue Ridge’s net interest margin and spread, and reducing net income;

•

operational failures, disruptions or inefficiencies due to changes in Blue Ridge’s normal business practices necessitated by Blue Ridge’s internal measures to protect its employees and government-mandated measures intended to slow the spread of the virus;

•	possible business disruptions experienced by Blue Ridge’s vendors and business partners in carrying out work that supports Blue Ridge’s operations;

•	decreased demand for Blue Ridge’s products and services due to economic uncertainty, volatile market conditions and temporary business closures;

•

potential financial liability, loan losses, litigation costs or reputational damage resulting from Blue Ridge’s origination of loans as a participating lender in the Paycheck Protection Program (the “PPP”) as administered through the U.S. Small Business Administration (the “SBA”); and

•	heightened levels of cyber and payment fraud, as cyber criminals try to take advantage of the disruption and increased online activity brought about by the pandemic.

The extent to which the pandemic impacts Blue Ridge’s business, liquidity, financial condition and operations will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, its duration and severity, the actions to contain it or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. In addition, the rapidly changing and unprecedented nature of COVID-19 heightens the inherent uncertainty of forecasting future economic conditions and their impact on Blue Ridge’s loan portfolio, thereby increasing the risk that the assumptions, judgments and estimates used to determine the allowance for loan losses and other estimates are incorrect. Further, Blue Ridge’s loan deferral program could delay or make it difficult to identify the extent of asset quality deterioration during the 90-day deferral period. As a result of these and other conditions, the ultimate impact of the pandemic is highly uncertain and subject to change, and Blue Ridge cannot predict the full extent of the impacts on its business, Blue Ridge’s operations or the global economy as a whole. To the extent any of the foregoing risks or other factors that develop as a result of COVID-19 materialize, it could exacerbate the other risk factors discussed in this joint proxy statement/prospectus, or otherwise materially and adversely affect Blue Ridge’s business, liquidity, financial condition and results of operations.

The outbreak of COVID-19, or the outbreak of another highly infectious or contagious disease, could adversely affect Blue Ridge’s business, financial condition and results of operations.

Blue Ridge’s business is dependent upon the willingness and ability of its customers to conduct banking and other financial transactions. Since the beginning of January 2020, the COVID-19 outbreak has caused significant disruption in the financial markets both globally and in the United States. The continuing spread of COVID-19 and the related government actions to mandate or encourage quarantines and social distancing has resulted in a significant decrease in commercial activity nationally and in the Blue Ridge’s markets, and may cause customers, vendors, and counterparties to be unable to meet existing payment or other obligations to Blue Ridge and Blue Ridge Bank.

The national public health crisis arising from the COVID-19 pandemic (and public expectations about it), combined with certain pre-existing factors, including, but not limited to, international trade disputes, inflation risks, and oil price volatility, could further destabilize the financial markets and the markets in which Blue Ridge operates. The resulting impacts on consumers, including the sudden increase in the unemployment rate, is expected to cause changes in consumer and business spending, borrowing needs and saving habits, which will likely affect the demand for loans and other products and services Blue Ridge offers, as well as the creditworthiness of potential and current borrowers. Borrower loan defaults that adversely affect Blue Ridge’s earnings correlate with deteriorating economic conditions, which, in turn, may impact borrowers’ creditworthiness and Blue Ridge Bank’s ability to make loans.

The use of quarantines and social distancing methods to curtail the spread of COVID-19—whether mandated by governmental authorities or recommended as a public health practice—may adversely affect Blue Ridge’s operations as key personnel, employees and customers avoid physical interaction. In response to the COVID-19 pandemic, Blue Ridge Bank has been directing branch customers to use drive-thru windows and online banking services, and many employees are telecommuting. It is not yet known what impact these operational changes may have on Blue Ridge’s financial performance. The continued spread of COVID-19 (or an outbreak of a similar highly contagious disease) could also negatively impact the business and operations of third-party service providers who perform critical services for Blue Ridge’s business.

As a result, if COVID-19 continues to spread or the response to contain the COVID-19 pandemic is unsuccessful, Blue Ridge could experience a material adverse effect on its business, financial condition, and results of operations.

Blue Ridge’s credit standards and its on-going credit assessment processes might not protect it from significant credit losses.

Blue Ridge assumes credit risk by virtue of making loans and extending loan commitments and letters of credit. Blue Ridge manages credit risk through a program of underwriting standards, the review of certain credit decisions and a continuous quality assessment process of credit already extended. Blue Ridge’s exposure to credit risk is managed through the use of consistent underwriting standards that emphasize local lending while avoiding highly leveraged transactions, as well as excessive industry and other concentrations. Blue Ridge’s credit administration function employs risk management techniques to help ensure that problem loans and leases are promptly identified. While these procedures are designed to provide Blue Ridge with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Blue Ridge Bank’s allowance for loan losses may be insufficient and any increases in the allowance for loan losses may have a material adverse effect on Blue Ridge’s financial condition and results of operations.

Blue Ridge Bank maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents Blue Ridge Bank’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio.

The level of the allowance reflects management’s evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, underlying collateral values, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires Blue Ridge Bank to make significant estimates of current credit risks and future trends, all of which may undergo material changes. The outbreak of the COVID-19 pandemic and the unprecedented governmental response have made these subjective judgements even more difficult. Although Blue Ridge Bank believes the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, it cannot precisely predict such losses or be certain that the loan loss allowance will be adequate in the future. Deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside Blue Ridge Bank’s control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies and Blue Ridge Bank’s auditors periodically review its allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Further, if charge-offs in future periods exceed the allowance for loan losses, Blue Ridge Bank will need additional provisions to increase the allowance for loan losses.

Non-performing assets take significant time to resolve and adversely affect Blue Ridge’s results of operations and financial condition.

Blue Ridge’s non-performing assets adversely affect its net income in various ways. Non-performing assets, which include non-accrual loans and other real estate owned, were $6.2 million, or 0.39% of total assets, as of June 30, 2020. When Blue Ridge receives collateral through foreclosures and similar proceedings, it is required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increased level of non-performing assets also increases Blue Ridge’s risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. Blue Ridge utilizes various techniques such as workouts, restructurings and loan sales to manage problem assets. Increases in, or negative changes in, the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect Blue Ridge’s business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that Blue Ridge will avoid increases in non-performing loans in the future.

Blue Ridge’s focus on lending to small to mid-sized community-based businesses may increase its credit risk.

Most of Blue Ridge’s commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which Blue Ridge operates negatively impact this important customer sector, Blue Ridge’s results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by Blue Ridge in recent years and the borrowers may not have experienced a complete business or economic cycle. Any deterioration of the borrowers’ businesses may hinder their ability to repay their loans with Blue Ridge, which could have a material adverse effect on its financial condition and results of operations.

Blue Ridge’s concentration in loans secured by real estate may increase its future credit losses, which would negatively affect Blue Ridge’s financial results.

Blue Ridge offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Credit risk and credit losses can increase if its loans are concentrated to borrowers who, as a group, may be uniquely or disproportionately affected by economic or market conditions. As of June 30, 2020, approximately 53.95% of Blue Ridge’s loans and approximately 76% of Bay Banks’ loans are secured by real estate, both residential and commercial, substantially all of which are located in their respective market areas. A major change in the real estate market in the regions in which Blue Ridge and Bay Banks operate, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by the COVID-19 pandemic, could adversely affect Blue Ridge’s or Bay Banks’ customers’ ability to pay these loans, which in turn could adversely impact Blue Ridge or Bay Banks. Risk of loan defaults and foreclosures are inherent in the banking industry, and Blue Ridge tries to limit its exposure to this risk by carefully underwriting and monitoring its extensions of credit. Blue Ridge cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Blue Ridge has a moderate concentration of credit exposure in commercial real estate and loans with this type of collateral are viewed as having more risk of default.

As of June 30, 2020, Blue Ridge had approximately $284.9 million in loans secured by commercial real estate, representing approximately 27.89% of total loans outstanding at that date. As of June 30, 2020, Bay Banks had approximately $347.4 million in loans secured by commercial real estate, representing approximately 33% of total loans outstanding at that date. The real estate consists primarily of non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner, as commercial real estate borrowers’ abilities to repay their loans frequently depends on the successful rental of their properties. Cash flows may be affected significantly by general economic conditions, and a sustained downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because Blue Ridge’s loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in its percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on Blue Ridge’s financial condition.

Blue Ridge’s banking regulators generally give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on Blue Ridge’s results of operations.

A portion of Blue Ridge’s loan portfolio consists of construction and land development loans, and a decline in real estate values and economic conditions would adversely affect the value of the collateral securing the loans and have an adverse effect on Blue Ridge’s financial condition.

At June 30, 2020, approximately 6.78% of Blue Ridge’s loan portfolio, or $69.3 million, and approximately 12% of Bay Banks’ loan portfolio, or $128.5 million, consisted of construction and land development loans. Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate and improved, income producing real estate. Risk of loss on a construction or land development loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction or development, the marketability of the property, and the bid price and estimated cost (including interest) of construction or development. If the estimate of construction or development costs proves to be inaccurate, Blue Ridge may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, it may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders and developers, the cost breakdown of construction or development is provided by the builder or developer. Although Blue Ridge’s underwriting criteria are designed to evaluate and minimize the risks of each construction or land development loan, there can be no guarantee that these practices will have safeguarded against material delinquencies and losses to Blue Ridge’s operations. In addition, construction and land development loans are dependent on the successful completion of the projects they finance. Loans secured by vacant or unimproved land are generally riskier than loans secured by improved property. These loans are more susceptible to adverse conditions in the real estate market and local economy.

Blue Ridge’s results of operations are significantly affected by the ability of borrowers to repay their loans.

A significant source of risk for Blue Ridge is the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most of Blue Ridge’s loans are secured but some loans are unsecured. With respect to the secured loans, the collateral securing the repayment of these loans may be insufficient to cover the obligations owed under such loans. Collateral values may be adversely affected by changes in economic, environmental and other conditions, including the impacts of the COVID-19 pandemic, declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, terrorist activity, environmental contamination and other external events. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards may create the impression that a loan is adequately collateralized when it is not. Blue Ridge has adopted underwriting and credit monitoring procedures and policies, including regular reviews of appraisals and borrower financial statements, that management believes are appropriate to mitigate the risk of loss. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Blue Ridge’s financial condition and results of operations.

Changes in economic conditions, especially in the areas in which Blue Ridge conducts operations, could materially and negatively affect its business.

Blue Ridge’s business is directly impacted by economic conditions, legislative and regulatory changes, changes in government monetary and fiscal policies, and inflation, all of which are beyond its control. A deterioration in economic conditions, whether caused by global, national or local concerns (including the COVID-19 pandemic), especially within Blue Ridge’s market area, could result in the following potentially material consequences: loan delinquencies increasing; problem assets and foreclosures increasing; demand for products and services decreasing; low cost or non-interest bearing deposits decreasing; and collateral for loans, especially real estate, declining in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans. A continued economic downturn could result in losses that materially and adversely affect Blue Ridge’s business.

Blue Ridge may be adversely impacted by changes in market conditions.

Blue Ridge is directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. As a financial institution, market risk is inherent in the financial instruments associated with Blue Ridge’s operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and trading account assets and liabilities. A few of the market conditions that may shift from time to time, thereby exposing Blue Ridge to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Blue Ridge’s investment securities portfolio, in particular, may be impacted by market conditions beyond its control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact Blue Ridge’s assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio, which could adversely affect Blue Ridge’s earnings and capital ratios.

Blue Ridge’s business is subject to interest rate risk, and variations in interest rates and inadequate management of interest rate risk may negatively affect financial performance.

Changes in the interest rate environment may reduce Blue Ridge’s profits. It is expected that Blue Ridge will continue to realize income from the differential or “spread” between the interest earned on loans, securities, and other interest earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and the current interest rate environment encourages extreme competition for new loan originations from qualified borrowers. Blue Ridge’s management cannot ensure that it can minimize interest rate risk. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, Blue Ridge’s net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and Blue Ridge’s overall profitability.

Following the COVID-19 outbreak, market interest rates have declined significantly, with the 10-year U.S. Treasury bond falling below 1.00% on March 3, 2020 for the first time. Such events also may adversely affect business and consumer confidence, generally, and Blue Ridge and its customers, and their respective suppliers, vendors and processors may be adversely affected. On March 3, 2020, the Federal Open Market Committee (“FOMC”) reduced the target federal funds rate by 50 basis points to 1.00% to 1.25%. Subsequently, on March 16, 2020, the FOMC further reduced the target federal funds rate by an additional 100 basis points to 0.00% to 0.25%. These reductions in interest rates and related actions in response to the COVID-19 outbreak may adversely affect Blue Ridge’s financial condition and results of operations.

Blue Ridge’s mortgage banking revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market, any of which could adversely impact Blue Ridge’s profits.

Mortgage banking income, net of commissions, represented approximately 50.1% of Blue Ridge’s total noninterest income for the year ended December 31, 2019, and approximately 63.3% of Blue Ridge’s total noninterest income for the six months ended June 30, 2020. The success of Blue Ridge’s mortgage division is dependent upon its ability to originate loans and sell them to investors at or near current volumes. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. During the recovery from the financial crisis, revenues from mortgage banking increased due to a lowering interest rate environment that resulted in a high volume of mortgage loan refinancing activity. Subsequently, revenues were adversely affected by rising interest rates, home affordability and inventory issues, and changing incentives for homeownership. Following the outbreak of the COVID-19 pandemic, mortgage rates have generally fallen, creating the potential for renewed refinancing activity, but economic conditions have also deteriorated. Loan production levels may suffer if there is a sustained slowdown in the housing markets in which Blue Ridge conducts business or tightening credit conditions. Any sustained period of decreased activity caused by an economic downturn, fewer refinancing transactions, higher interest rates, housing price pressure or loan underwriting restrictions would adversely affect Blue Ridge’s mortgage originations and, consequently, could significantly reduce its income from mortgage banking activities. As a result, these conditions would also adversely affect Blue Ridge’s results of operations.

Blue Ridge’s liquidity needs could adversely affect results of operations and financial condition.

Blue Ridge’s primary sources of funds are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, pandemics or endemics, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Blue Ridge may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank of Atlanta (“FHLB”) advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While Blue Ridge believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Blue Ridge continues to grow and experiences increasing loan demand. Blue Ridge may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Blue Ridge may need to raise additional capital in the future and may not be able to do so on acceptable terms, or at all.

Access to sufficient capital is critical in order to enable Blue Ridge to implement its business plan, support its business, expand its operations and meet applicable capital requirements. The inability to have sufficient capital, whether internally generated through earnings or raised in the capital markets, could adversely impact Blue Ridge’s ability to support and to grow its operations. If Blue Ridge grows its operations faster than it generates capital internally, it will need to access the capital markets. Blue Ridge may not be able to raise additional capital in the form of additional debt or equity on acceptable terms, or at all. Blue Ridge’s ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, Blue Ridge’s financial condition and its results of operations. Economic conditions and a loss of confidence in financial institutions may increase Blue Ridge’s cost of capital and limit access to some sources of capital. Further, if Blue Ridge needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse impact on Blue Ridge’s business, financial condition and results of operations.

Future issuances of Blue Ridge’s common stock could adversely affect the market price of the common stock and could be dilutive.

The Blue Ridge Board, without the approval of shareholders, could from time to time decide to issue additional shares of common stock or shares of preferred stock, which may adversely affect the market price of the shares of common stock and could be dilutive to Blue Ridge’s shareholders. Any sale of additional shares of Blue Ridge’s common stock may be at prices lower than the current market value of Blue Ridge’s shares. In addition, new investors may have rights, preferences and privileges that are senior to, and that could adversely affect, Blue Ridge’s existing shareholders. For example, preferred stock would be senior to common stock in right of dividends and as to distributions in liquidation. Blue Ridge cannot predict or estimate the amount, timing, or nature of its future offerings of equity securities. Thus, Blue Ridge’s shareholders bear the risk of future offerings diluting their stock holdings, adversely affecting their rights as shareholders, and/or reducing the market price of Blue Ridge’s common stock.

Blue Ridge operates in a highly regulated industry and the laws and regulations that govern Blue Ridge’s operations, corporate governance, executive compensation and financial accounting, or reporting, including changes in them or Blue Ridge’s failure to comply with them, may adversely affect Blue Ridge.

Blue Ridge is subject to extensive regulation and supervision that govern almost all aspects of its operations. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on Blue Ridge’s business activities, limit the dividends or distributions that it can pay, restrict the ability of institutions to guarantee its debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than accounting principles generally accepted in the United States of America (“GAAP”). Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs.

Blue Ridge is currently facing increased regulation and supervision of its industry as a result of the financial crisis in the banking and financial markets. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect Blue Ridge in substantial and unpredictable ways. Such additional regulation and supervision has increased, and may continue to increase, Blue Ridge’s costs and limit its ability to pursue business opportunities. Further, Blue Ridge’s failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject it to restrictions on its business activities, fines and other penalties, any of which could adversely affect Blue Ridge’s results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect Blue Ridge’s business and financial condition.

Recently enacted capital standards, including the Basel III Capital Rules, may require Blue Ridge and Blue Ridge Bank to maintain higher levels of capital and liquid assets, which could adversely affect Blue Ridge’s profitability and return on equity.

Blue Ridge is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that Blue Ridge and Blue Ridge Bank must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If Blue Ridge fails to meet these minimum capital guidelines and/or other regulatory requirements, its financial condition would be materially and adversely affected. The rules implementing the Basel III capital framework and certain related provisions of the Dodd-Frank Act (the “Basel III Capital Rules”) require bank holding companies and their subsidiaries to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. While Blue Ridge is exempt from these capital requirements under the Federal Reserve’s interim final rule required by the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the “EGRRCPA”) that expands the applicability of the Federal Reserve’s Small Bank Holding Company Policy Statement (the “SBHC Policy Statement”), Blue Ridge Bank is not exempt and must comply. Blue Ridge Bank must also comply with the capital requirements set forth in the “prompt corrective action” regulations pursuant to Section 38 of the Federal Deposit Insurance Act of 1950 (the “FDI Act”). Satisfying capital requirements may require Blue Ridge to limit its banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect its business, financial condition and results of operations. The EGRRCPA, which became effective May 24, 2018, amended the Dodd-Frank Act to, among other things, provide relief from certain of these requirements. Although the EGRRCPA is still being implemented, Blue Ridge does not expect the EGRRCPA and the related rulemakings to materially reduce the impact of capital requirements on its business.

Regulations issued by the CFPB could adversely impact earnings due to, among other things, increased compliance costs or costs due to noncompliance.

The Consumer Financial Protection Bureau (the “CFPB”) has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. The CFPB has also been directed to write rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. For example, the CFPB issued a final rule, effective January 10, 2014, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms, or to originate “qualified mortgages” that meet specific requirements with respect to terms, pricing and fees. The rule also contains additional disclosure requirements at mortgage loan origination and in monthly statements. The requirements under the CFPB’s regulations and policies could limit Blue Ridge’s ability to make certain types of loans or loans to certain borrowers, or could make it more expensive and/or time consuming to make these loans, which could adversely impact Blue Ridge’s profitability.

Blue Ridge is subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage Blue Ridge’s reputation and otherwise adversely affect its business.

Blue Ridge’s business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”) in various information systems that Blue Ridge maintains and in those maintained by third party service providers. Blue Ridge also maintains important internal company data such as PII about its employees and information relating to its operations. Blue Ridge is subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees and other third-parties). For example, Blue Ridge’s business is subject to the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), which, among other things: (i) imposes certain limitations on Blue Ridge’s ability to share nonpublic PII about its customers with nonaffiliated third parties; (ii) requires that Blue Ridge provides certain disclosures to customers about its information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by it with nonaffiliated third parties (with certain exceptions); and (iii) requires that Blue Ridge develops, implements and maintains a written comprehensive information security program containing appropriate safeguards based on Blue Ridge’s size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. Ensuring that Blue Ridge’s collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase Blue Ridge’s costs. Furthermore, Blue Ridge may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused, Blue Ridge could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of Blue Ridge’s measures to safeguard PII, or even the perception that such measures are inadequate, could cause Blue Ridge to lose customers or potential customers and thereby reduce its revenues. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws and regulations may subject Blue Ridge to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage Blue Ridge’s reputation and otherwise adversely affect its operations, financial condition and results of operations.

The obligations associated with operating as a public company require significant resources and management attention and have caused and will continue to cause Blue Ridge to incur additional expenses, which will adversely affect its profitability.

Blue Ridge became a public company in connection with its acquisition of Virginia Community Bankshares, Inc. (“VCB”) in December 2019. Blue Ridge’s non-interest expenses have increased in 2020 and are expected to increase in the future as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations. As a privately held company prior to December 2019, Blue Ridge was not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. Blue Ridge is required to comply with the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, NYSE American listing requirements and other applicable securities rules and regulations. The Exchange Act requires, among other things, that Blue Ridge files annual, quarterly, and current reports with respect to its business and operating results with the SEC. Blue Ridge is required to ensure that it has the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. During 2020, compliance with these rules and regulations have increased Blue Ridge’s legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on Blue Ridge’s systems and resources. Such compliance impact is expected to continue in the future. Blue Ridge might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Blue Ridge’s business and earnings are impacted by governmental, fiscal and monetary policy over which it has no control.

Blue Ridge is affected by domestic monetary policy. The Federal Reserve regulates the supply of money and credit in the United States and its policies determine in large part Blue Ridge’s cost of funds for lending, investing and capital raising activities and the return it earns on those loans and investments, both of which affect Blue Ridge’s net interest margin. The actions of the Federal Reserve also can materially affect the value of financial instruments that Blue Ridge holds, such as loans and debt securities, and also can affect Blue Ridge’s borrowers, potentially increasing the risk that they may fail to repay their loans. Blue Ridge’s business and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond Blue Ridge’s control and hard to predict.

Changes in accounting standards could impact reported earnings.

The authorities that promulgate accounting standards, including the Financial Accounting Standards Board (“FASB”), the SEC and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of Blue Ridge’s consolidated financial statements. These changes are difficult to predict and can materially impact how Blue Ridge records and reports its financial condition and results of operations. In some cases, Blue Ridge could be required to apply a new or revised standard retroactively, resulting in the restatement of financial statements for prior periods. Such changes could also require Blue Ridge to incur additional personnel or technology costs. For information regarding recent accounting pronouncements and their effects on Blue Ridge, see “Recent Accounting Pronouncements” in Note 2 of Blue Ridge’s audited financial statements for the year ended December 31, 2019 and Note 2 of Blue Ridge’s unaudited consolidated financial statements for the quarter ended June 30, 2020 included elsewhere in this joint proxy statement/prospectus.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on Blue Ridge’s results of operation and financial condition.

Effective internal and disclosure controls are necessary for Blue Ridge to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. Blue Ridge Bank is also required to establish and maintain an adequate internal control structure over financial reporting pursuant to regulations of the Federal Deposit Insurance Corporation (“FDIC”). As a public company, Blue Ridge is required by the Sarbanes-Oxley Act to design and maintain a system of internal control over financial reporting and, beginning with its second annual report on Form 10-K, include management’s assessment regarding internal control over financial reporting. If Blue Ridge cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. As part of Blue Ridge’s ongoing monitoring of internal control, it may discover material weaknesses or significant deficiencies in its internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Blue Ridge’s inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to Blue Ridge’s financial statements or other disclosures, which could have an adverse effect on its business, financial condition or results of operations. In addition, any failure to maintain effective controls in accordance with Section 404 of the Sarbanes-Oxley Act and FDIC regulations or to timely effect any necessary improvement of Blue Ridge’s internal and disclosure controls could, among other things, result in losses from fraud or error, harm Blue Ridge’s reputation or cause investors to lose confidence in its reported financial information, all of which could have a material adverse effect on its results of operation and financial condition.

Blue Ridge qualifies as an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make its common stock less attractive to investors.

Blue Ridge qualifies as an “emerging growth company,” as defined in the federal securities laws. For as long as it continues to be an emerging growth company, Blue Ridge may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company Blue Ridge has elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to a company that is not an issuer (as defined under Section 2(a) of the Sarbanes-Oxley Act), if such standards apply to companies that are not issuers. This may make Blue Ridge’s financial statements not comparable with other public companies that are not emerging growth companies or that are emerging growth companies that have opted out of the extended transition period because of the potential differences in accounting standards used. Blue Ridge could be an emerging growth company for up to five years, although it could lose that status sooner if its gross revenues exceed $1.07 billion, if it issues more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of its common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case Blue Ridge would no longer be an emerging growth company as of the following December 31. Blue Ridge cannot predict if investors will find its common stock less attractive because it may rely on these exemptions, or if it chooses to rely on additional exemptions in the future. If some investors find Blue Ridge’s common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Blue Ridge also qualifies as a “smaller reporting company,” and the reduced disclosure obligations applicable to smaller reporting companies may makes its common stock less attractive to investors.

Blue Ridge also is a “smaller reporting company,” as defined in federal securities laws, and will remain a smaller reporting company until the fiscal year following the determination that its voting and non-voting common shares held by non-affiliates is more than $250 million measured on the last business day of its second fiscal quarter, or its annual revenues are less than $100 million during the most recently completed fiscal year and its voting and non-voting common shares held by non-affiliates is more than $700 million measured on the last business day of its second fiscal quarter. Similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations, such as an exemption from providing selected financial data and an ability to provide simplified executive compensation information and only two years of audited financial statements. If Blue Ridge is a smaller reporting company at the time it ceases to be an emerging growth company, it may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. If some investors find Blue Ridge’s common stock less attractive because it may rely on these reduced disclosure obligations, there may be a less active trading market for its common stock and its stock price may be more volatile.

Blue Ridge faces strong and growing competition from financial services companies and other companies that offer banking and other financial services, which could negatively affect Blue Ridge’s business.

Blue Ridge encounters substantial competition from other financial institutions in its market area and competition is increasing. Ultimately, Blue Ridge may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that Blue Ridge offers in its service area. These competitors include national, regional and community banks. Blue Ridge also faces competition from many other types of financial institutions, including finance companies, mutual and money market fund providers, brokerage firms, insurance companies, credit unions, financial subsidiaries of certain industrial corporations, financial technology companies and mortgage companies. Increased competition may result in reduced business for Blue Ridge.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loans and deposits, and range and quality of products and services provided, including new technology-driven products and services. If Blue Ridge is unable to attract and retain banking customers, it may be unable to continue to grow loan and deposit portfolios and its results of operations and financial condition may otherwise be adversely affected.

Combining Blue Ridge and VCB may be more difficult, costly or time-consuming than expected.

The success of Blue Ridge’s acquisition of VCB will depend, in part, on Blue Ridge’s ability to realize the anticipated benefits and cost savings from combining the businesses of Blue Ridge and VCB. To realize such anticipated benefits and cost savings, Blue Ridge must successfully combine the businesses of Blue Ridge and VCB in a manner that permits growth opportunities and cost savings to be realized without materially disrupting existing customer relationships or decreasing revenues due to loss of customers. If Blue Ridge is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Until the completion of the merger in December 2019, Blue Ridge and VCB operated independently. To realize anticipated benefits from the merger, Blue Ridge will continue to integrate VCB’s business into its own. The integration process could result in the loss of key employees, the disruption of Blue Ridge’s ongoing business, or inconsistencies in standards, controls, procedures and policies that affect adversely Blue Ridge’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Blue Ridge’s ability to conduct business in the markets it entered in connection with its acquisition of VCB, which could have an adverse effect on Blue Ridge’s financial results and the value of its common stock. If Blue Ridge experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized, fully or at all, or may take longer to realize than expected, which could have a material adverse effect on its results of operation and financial condition.

Blue Ridge may not be able to effectively integrate the operations of Blue Ridge Bank and Virginia Community Bank.

The future operating performance of Blue Ridge Bank will depend, in part, on the success of the merger of Blue Ridge Bank and Virginia Community Bank in December 2019. The success of the Blue Ridge Bank and Virginia Community Bank merger depends on a number of factors, including Blue Ridge’s ability to (i) integrate operations and branches, (ii) retain deposits and customers, (iii) control the incremental increase in noninterest expense arising from the merger, and (iv) retain and integrate appropriate personnel and reduce overlapping personnel. The continued integration of Blue Ridge Bank and Virginia Community Bank will require the dedication of the time and resources of Blue Ridge’s management team and may temporarily distract the management team’s attention from the day-to-day business of Blue Ridge and Blue Ridge Bank. If Blue Ridge Bank and Virginia Community Bank are unable to successfully integrate, Blue Ridge Bank may not be able to realize expected operating efficiencies and eliminate redundant costs.

Blue Ridge may not be able to successfully manage its long-term growth, which may adversely affect its results of operations and financial condition.

A key aspect of Blue Ridge’s long-term business strategy is its continued growth and expansion. Blue Ridge’s ability to continue to grow depends, in part, upon its ability to (i) open new branch offices or acquire existing branches or other financial institutions, (ii) attract deposits to those locations, and (iii) identify attractive loan and investment opportunities.

Blue Ridge may not be able to successfully implement its growth strategy if it is unable to identify attractive markets, locations or opportunities to expand in the future, or if Blue Ridge is subject to regulatory restrictions on growth or expansion of its operations. Blue Ridge’s ability to manage its growth successfully also will depend on whether it can maintain capital levels adequate to support its growth, maintain cost controls and asset quality and successfully integrate any businesses Blue Ridge acquires into its organization. As Blue Ridge identifies opportunities to implement its growth strategy by opening new branches or acquiring branches or other banks, it may incur increased personnel, occupancy and other operating expenses. In the case of new branches, Blue Ridge must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding assets.

Blue Ridge may consider acquiring other businesses or expanding into new product lines that it believes will help it fulfill its strategic objectives. Blue Ridge expects that other banking and financial companies, some of which have significantly greater resources, will compete with it to acquire financial services businesses. This competition could increase prices for potential acquisitions that Blue Ridge believes are attractive. Acquisitions may also be subject to various regulatory approvals. If Blue Ridge fails to receive the appropriate regulatory approvals, it will not be able to consummate acquisitions that it believes are in its best interests.

When Blue Ridge enters into new markets or new lines of business, its lack of history and familiarity with those markets, clients and lines of business may lead to unexpected challenges or difficulties that inhibit its success. Blue Ridge’s plans to expand could depress earnings in the short run, even if it efficiently executes a growth strategy leading to long-term financial benefits.

Blue Ridge depends on the accuracy and completeness of information about clients and counterparties and Blue Ridge’s financial condition could be adversely affected if it relies on misleading or incorrect information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, Blue Ridge may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which it does not independently verify. Blue Ridge also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, Blue Ridge may assume that a client’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of that client. Blue Ridge’s financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

Blue Ridge’s success depends on its management team, and the unexpected loss of any of these personnel could adversely affect operations.

Blue Ridge’s success is, and is expected to remain, highly dependent on its management team. This is particularly true because, as a community bank, Blue Ridge depends on the management team’s ties to the community and customer relationships to generate business. Blue Ridge’s growth will continue to place significant demands on management, and the loss of any such person’s services may have an adverse effect upon growth and profitability. If Blue Ridge fails to retain or continue to recruit qualified employees, growth and profitability could be adversely affected.

The success of Blue Ridge’s strategy depends on its ability to identify and retain individuals with experience and relationships in its markets.

In order to be successful, Blue Ridge must identify and retain experienced key management members and sales staff with local expertise and relationships. Competition for qualified personnel is intense and there is a limited number of qualified persons with knowledge of and experience in the community banking and mortgage industry in Blue Ridge’s chosen geographic market. Even if Blue Ridge identifies individuals that it believes could assist it in building its franchise, it may be unable to recruit these individuals away from their current employers. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Blue Ridge’s strategy is often lengthy. Blue Ridge’s inability to identify, recruit and retain talented personnel could limit its growth and could materially adversely affect its business, financial condition and results of operations.

Blue Ridge relies on other companies to provide key components of its business infrastructure.

Third parties provide key components of Blue Ridge’s business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While Blue Ridge has selected these third-party vendors carefully, it does not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services provided by a vendor and failure to handle current or higher volumes, could adversely affect Blue Ridge’s ability to deliver products and services to its customers and otherwise conduct its business, and may harm its reputation. Financial or operational difficulties of a third-party vendor could also hurt Blue Ridge’s operations if those difficulties interface with the vendor’s ability to serve Blue Ridge. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third-parties creates an unavoidable inherent risk to Blue Ridge’s business operations.

The soundness of other financial institutions could adversely affect Blue Ridge.

Blue Ridge’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Blue Ridge has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Blue Ridge or by other institutions. Many of these transactions expose Blue Ridge to credit risk in the event of default of its counterparty or client. In addition, credit risk may be exacerbated when the collateral held cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the financial instrument exposure due. There is no assurance that any such losses would not materially and adversely affect results of operations.

Blue Ridge is subject to a variety of operational risks, including reputational risk, legal and compliance risk, and the risk of fraud or theft by employees or outsiders.

Blue Ridge is exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees, operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or communications systems.

Reputational risk, or the risk to Blue Ridge’s earnings and capital from negative public opinion, could result from Blue Ridge’s actual or alleged conduct in any number of activities, including lending practices, corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Blue Ridge’s ability to attract and keep customers and employees and can expose it to litigation and regulatory action.

Further, if any of Blue Ridge’s financial, accounting, or other data processing systems fail or have other significant issues, Blue Ridge could be adversely affected. Blue Ridge depends on internal systems and outsourced technology to support these data storage and processing operations. Blue Ridge’s inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of Blue Ridge’s business operations. It could be adversely affected if one of its employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates its operations or systems. Blue Ridge is also at risk of the impact of natural disasters, terrorism and international hostilities on its systems and from the effects of outages or other failures involving power or communications systems operated by others. Blue Ridge may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, computer viruses or electrical or communications outages), which may give rise to disruption of service to customers and to financial loss or liability. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although Blue Ridge has policies and procedures in place to verify the authenticity of its customers, it cannot guarantee that such policies and procedures will prevent all fraudulent transfers. Such activity can result in financial liability and harm to Blue Ridge’s reputation. If any of the foregoing risks materialize, it could have a material adverse effect on Blue Ridge’s business, financial condition and results of operations.

Pending litigation could result in a judgment against Blue Ridge resulting in the payment of damages.

On August 12, 2019, a former employee of VCB and participant in its Employee Stock Ownership Plan (the “ESOP”) filed a class action complaint against VCB, Virginia Community Bank, and certain individuals associated with the ESOP in the U.S. District Court for the Western District of Virginia, Charlottesville Division (Case No. 3:19-cv-00045-GEC). The complaint alleges, among other things, that the defendants breached their fiduciary duties to ESOP participants in violation of the Employee Retirement Income Security Act of 1974, as amended. The complaint alleges that the ESOP incurred damages “that approach or exceed $12 million.” Blue Ridge automatically assumed any liability of VCB in connection with this litigation as a result of Blue Ridge’s acquisition of VCB. The outcome of this litigation is uncertain, and the plaintiff and other individuals may file additional lawsuits related to the ESOP. The defense, settlement, or adverse outcome of any such lawsuit or claim could have a material adverse financial impact on Blue Ridge.

Blue Ridge may be required to transition from the use of the LIBOR index in the future.

Blue Ridge has certain variable-rate loans indexed to LIBOR to calculate the loan interest rate. The United Kingdom Financial Conduct Authority, which regulates LIBOR, has announced that the continued availability of LIBOR on the current basis is not guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based variable-rate loans, as well as LIBOR-based securities, subordinated notes, trust preferred securities, or other securities or financial arrangements. The implementation of a substitute index or indices for the calculation of interest rates under Blue Ridge’s loan agreements with borrowers, subordinated notes that it has issued, or other financial arrangements may cause Blue Ridge to incur significant expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with customers or other counter-parties over the appropriateness or comparability to LIBOR of the substitute index or indices, any of which could have a material adverse effect on Blue Ridge’s results of operations.

Blue Ridge’s operations may be adversely affected by cyber security risks.

In the ordinary course of business, Blue Ridge collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees in systems and on networks. The secure processing, maintenance, and use of this information is critical to operations and Blue Ridge’s business strategy. Blue Ridge has invested in accepted technologies, and continually reviews processes and practices that are designed to protect its networks, computers, and data from damage or unauthorized access. Despite these security measures, Blue Ridge’s computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations, and damage to Blue Ridge’s reputation, which could adversely affect its business and financial condition. Furthermore, as cyber threats continue to evolve and increase, Blue Ridge may be required to expend significant additional financial and operational resources to modify or enhance its protective measures, or to investigate and remediate any identified information security vulnerabilities.

In addition, multiple major U.S. retailers have experienced data systems incursions reportedly resulting in the thefts of credit and debit card information, online account information and other financial or privileged data. Retailer incursions affect cards issued and deposit accounts maintained by many banks, including Blue Ridge Bank. Although Blue Ridge’s systems are not breached in retailer incursions, these events can cause it to reissue a significant number of cards and take other costly steps to avoid significant theft loss to Blue Ridge and its customers. In some cases, Blue Ridge may be required to reimburse customers for the losses they incur. Other possible points of intrusion or disruption not within Blue Ridge’s control include internet service providers, electronic mail portal providers, social media portals, distant-server (cloud) service providers, electronic data security providers, telecommunications companies, and smart phone manufacturers.

Consumers may increasingly decide not to use banks to complete their financial transactions, which would have a material adverse impact on Blue Ridge’s financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on Blue Ridge’s financial condition and results of operations.

Blue Ridge’s ability to operate profitably may be dependent on its ability to integrate or introduce various technologies into its operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. Blue Ridge’s ability to compete successfully in its market may depend on the extent to which it is able to implement or exploit such technological changes. If Blue Ridge is not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition or operating results could be adversely affected.

Blue Ridge relies upon independent appraisals to determine the value of the real estate that secures a significant portion of its loans and the value of foreclosed properties carried on its books, and the values indicated by such appraisals may not be realizable if it is forced to foreclose upon such loans or liquidate such foreclosed property.

As indicated above, a significant portion of Blue Ridge’s loan portfolio consists of loans secured by real estate and it also holds a portfolio of foreclosed properties. Blue Ridge relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of Blue Ridge’s loans and the foreclosed properties held by Blue Ridge may be more or less valuable than anticipated. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, Blue Ridge may not be able to recover the outstanding balance of the loan. It may also be unable to sell its foreclosed properties for the values estimated by their appraisals.

Blue Ridge is exposed to risk of environmental liabilities with respect to properties to which it takes title.

In the course of its business, Blue Ridge may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. Blue Ridge may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or Blue Ridge may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If Blue Ridge is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect Blue Ridge’s business.

Blue Ridge is not obligated to pay dividends and its ability to pay dividends is limited.

Blue Ridge’s ability to make dividend payments on its common stock depends primarily on certain regulatory considerations and the receipt of dividends and other distributions from Blue Ridge Bank. There are various regulatory restrictions on the ability of banks, such as Blue Ridge Bank, to pay dividends or make other payments to their holding companies. Blue Ridge is currently paying a quarterly cash dividend to holders of its common stock at a rate of $0.1425 per share. Although Blue Ridge has historically paid a cash dividend to the holders of its common stock, holders of its common stock are not entitled to receive dividends, and Blue Ridge is not obligated to pay dividends in any particular amounts or at any particular times. Regulatory, economic and other factors may cause Blue Ridge’s board to consider, among other things, the reduction of dividends paid on its common stock.

Blue Ridge’s common stock is thinly traded, and a more liquid market for its common stock may not develop, which may limit the ability of shareholders to sell their shares and may increase price volatility.

Blue Ridge’s common stock is listed on the NYSE American market under the symbol “BRBS.” Blue Ridge’s common stock is thinly traded and has substantially less liquidity than the trading markets for many other bank holding companies. Although Blue Ridge recently listed its common stock on the NYSE American market, Blue

Ridge may be unable to maintain the listing of its common stock in the future. In addition, there can be no assurance that an active trading market for shares of Blue Ridge’s common stock will develop or if one develops, that it can be sustained. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within Blue Ridge’s control. Therefore, Blue Ridge’s shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period.

In addition, thinly traded stocks can be more volatile than more widely traded stocks. Blue Ridge’s stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include, but are not limited to, changes in analysts’ recommendations or projections, developments related to Blue Ridge’s business and operations, stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry. Blue Ridge’s stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to its performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of Blue Ridge’s common stock, and the current market price may not be indicative of future market prices.

Blue Ridge’s governing documents and Virginia law contain provisions that may discourage or delay an acquisition of Blue Ridge even if such acquisition or transaction is supported by shareholders.

Certain provisions of Blue Ridge’s articles of incorporation could delay or make a merger, tender offer or proxy contest involving Blue Ridge more difficult, even in instances where the shareholders deem the proposed transaction to be beneficial to their interests. One provision, among others, provides that a plan of merger, share exchange, sale of all or substantially all of Blue Ridge’s assets, or similar transaction must be approved and recommended by the affirmative vote of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction if the transaction is with a corporation, person or entity that is a beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which Blue Ridge’s shareholders might otherwise receive a substantial premium for their shares over then-current market prices. To the extent that these provisions discourage or prevent takeover attempts, they may tend to reduce the market price for Blue Ridge’s common stock.

The rights of holders of Blue Ridge’s common stock are subordinate in some respects to the rights of holders of Blue Ridge’s debt securities.

As of June 30, 2020, Blue Ridge had $25.0 million of subordinated notes outstanding and may issue more debt securities or otherwise incur debt in the future. The rights of holders of Blue Ridge’s debt to receive payments are superior to the rights of the holders of Blue Ridge’s common stock to receive payments of dividends and payments upon a sale or liquidation of Blue Ridge. In addition, the agreements under which the subordinated notes were issued prohibit Blue Ridge from paying any dividends on its common stock or making any other distributions to its shareholders upon its failure to make any required payment of principal or interest or during the continuance of an event of default under the applicable agreement. Events of default generally consist of, among other things, certain events of bankruptcy, insolvency or liquidation relating to Blue Ridge. If Blue Ridge were to fail to make a required payment of principal or interest on its subordinated notes, it could have a material adverse effect on the market value of Blue Ridge’s common stock.

An investment in Blue Ridge’s common stock is not an insured deposit.

Blue Ridge’s common stock is not a bank deposit and, therefore, it is not insured against loss by the FDIC or by any other public or private entity. An investment in Blue Ridge’s common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company and, as a result, shareholders may lose some or all of their investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Blue Ridge and Bay Banks. These forward-looking statements are subject to a number of risks and uncertainties which could cause Blue Ridge’s or Bay Banks’ actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and Blue Ridge and Bay Banks do not assume any duty to update forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the merger between Blue Ridge and Bay Banks, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the merger, and (ii) Blue Ridge’s and Bay Banks’ plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words including, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Blue Ridge’s and Bay Banks’ management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•

fluctuations in the market price of Blue Ridge common stock and the related effect on the market value of the merger consideration that Bay Banks shareholders will receive upon completion of the merger;

•	the expected cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	the integration of the businesses of Blue Ridge and Bay Banks may be more difficult, costly or time-consuming than expected, and could result in the loss of customers;

•	regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	a significant delay in the completion of the merger could negatively affect Blue Ridge and Bay Banks as a combined company;

•

the fairness opinions of Blue Ridge’s and Bay Banks’ advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the date of the opinions and the shareholder meetings or the completion of the merger;

•

if the merger is completed, Blue Ridge and Bay Banks shareholders will have less influence on the management and policies of Blue Ridge than they had on Blue Ridge and Bay Banks, respectively, independently before the merger;

•	business uncertainties and contractual restrictions while the merger is pending;

•	distraction of Bay Banks and Blue Ridge management as a result of the merger;

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

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geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

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the effects of the COVID-19 pandemic, including the adverse impact on Blue Ridge’s and Bay Banks’ business and operations and on their customers which may result, among other things, in increased delinquencies, defaults, foreclosures and losses on loans;

•	the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events;

•

the management of risks inherent in the real estate loan portfolio of Bay Banks and Blue Ridge, and the risk of a prolonged downturn in the real estate market, which could impair the value of both companies’ collateral and ability to sell collateral upon any foreclosure;

•	changes in consumer spending and savings habits; technological and social media changes;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve, inflation, interest rate, market and monetary fluctuations;

•

changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or Blue Ridge Bank or Virginia Commonwealth Bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

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the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	the impact of changes in laws, regulations and policies affecting the real estate industry;

•

the effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board (the “FASB”) or other accounting standards setting bodies;

•	the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	the willingness of users to substitute competitors’ products and services for products and services of Blue Ridge and Bay Banks;

•	the effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	changes in the level of nonperforming assets and charge-offs of Blue Ridge and Bay Banks;

•	our involvement, from time to time, in legal proceedings and examination and remedial actions by regulators;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	Blue Ridge’s ability to pay dividends;

•	Blue Ridge’s involvement as a participating lender in the PPP as administered through the SBA; and

•	increased information security risk, including cyber security risk, which may lead to potential business disruptions or financial losses;

•	volatility in the securities markets generally or in the market price of Blue Ridge’s stock specifically; and

•	other risks and factors identified in this joint proxy statement/prospectus in the “Risk Factors” section beginning on page 31.

On December 15, 2019, Blue Ridge completed its acquisition of VCB. In addition to the factors described above, Blue Ridge’s operations, performance, business strategy and results may be affected by the following factors:

•	cost savings from the acquisition may not be fully realized or realized within the expected timeframe;

•	the businesses of Blue Ridge and/or VCB may not be integrated successfully or such integration may be more difficult, time-consuming or more costly than expected;

•	revenues following the acquisition may be lower than expected; and

•	customer and employee relationships and business operations may be disrupted by the acquisition.

The COVID-19 pandemic is having a swift and seismic impact on the economy. Recognizing this impact, in March 2020, Blue Ridge quickly pivoted to an aggressive borrower outreach campaign to discuss immediate and foreseeable effects on businesses in its market areas, and these efforts continued throughout the second quarter of 2020. The significant uncertainty surrounding the duration of shutdowns and a return to normal consumer and business behavior make the ultimate outcomes difficult to predict, but Blue Ridge is managing its efforts around a worst-case scenario. Blue Ridge has undertaken substantial efforts to reduce noninterest expense levels, including personnel costs, where feasible. Blue Ridge is also performing a deep review of market and division line profitability. Blue Ridge took advantage of the decline in interest rates triggered by COVID-19 to reduce cost of funds and to restructure and extend liability pricing. Branch operations were redirected to drive-thru and digital channels across the bank in mid-March and resumed normalized branch operations, following appropriate hygienic and distancing guidelines, in early July 2020 . Lending focus shifted from loan originations to portfolio maintenance and protection, which includes working with borrowers on loan deferrals.

Blue Ridge is evaluating the possible long-term implications of the response to COVID-19 to its operations, and to the financial services industry as a whole. Blue Ridge believes that the sudden then sustained shift in the conduct of banking business away from branch locations will accelerate the move to digital channels by users of financial services. The potential direction of this consumer behavior will likely generate a substantive impact on Blue Ridge’s strategic planning, and it is reasonable to expect that the value of bricks and mortar locations will likely decline as preferences shift in a world impacted by social distancing.

The foregoing factors should not be considered exhaustive and should be read together with other cautionary statements that are included in this joint proxy statement/prospectus. We caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us.

BLUE RIDGE SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Blue Ridge special meeting that has been called to vote upon the matters described below.

Blue Ridge is mailing this joint proxy statement/prospectus on or about [●], 2020, to holders of shares of Blue Ridge common stock at the close of business on [●], 2020, which is the record date for the Blue Ridge special meeting. Together with this joint proxy statement/prospectus, Blue Ridge is also sending a notice of the Blue Ridge special meeting and a form of proxy that is solicited by the Blue Ridge Board for use at the Blue Ridge special meeting to be held on [●], [●], 20[●] at [●] [a.m. / p.m.], local time, at the [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Blue Ridge shareholders will be asked to:

1.	Approve the Blue Ridge merger proposal (see “Blue Ridge Proposals—Proposal No. 1—Approval of the Merger” on page 60; and

2.

APPROVE ANY MOTION TO ADJOURN THE BLUE RIDGE SPECIAL MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ACHIEVE A QUORUM OR TO APPROVE THE BLUE RIDGE MERGER PROPOSAL (SEE “BLUE RIDGE PROPOSALS—PROPOSAL NO. 2—ADJOURNMENT OF THE SPECIAL MEETING” ON PAGE 60).

Recommendations of the Blue Ridge Board

The Blue Ridge Board unanimously (1) determined that the merger agreement is in the best interests of Blue Ridge and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal. The Blue Ridge Board also unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge adjournment proposal.

Record Date and Voting Rights

The Blue Ridge Board has fixed the close of business on [●], 2020 as the record date for determining the shareholders entitled to notice of and to vote at the Blue Ridge special meeting or any postponement or adjournment thereof. Accordingly, Blue Ridge shareholders are only entitled to notice of and to vote at the Blue Ridge special meeting if they were record holders of Blue Ridge common stock at the close of business on the record date. On the record date, there were [●] shares of Blue Ridge common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits Blue Ridge to conduct business at the Blue Ridge special meeting, it needs the presence, whether in person or by proxy, of the holders of Blue Ridge common stock representing a majority of the shares outstanding on the record date and entitled to vote. Each Blue Ridge shareholder is entitled to one vote for each outstanding share of Blue Ridge common stock held by such shareholder as of the close of business on the record date.

Holders of shares of Blue Ridge common stock present in person at the Blue Ridge special meeting but not voting, and shares of Blue Ridge common stock for which Blue Ridge has received proxies indicating that its holders have abstained, will be counted as present at the Blue Ridge special meeting for purposes of determining whether there is a quorum for transacting business. With respect to shares held in “street name,” the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain “routine” items. In the case of “non-routine” items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no “routine” items to be voted on at the Blue Ridge special meeting, nominee record holders of Blue Ridge common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the Blue Ridge special meeting and will not count towards the satisfaction of a quorum.

Votes Required

Vote Required for the Blue Ridge Merger Proposal (Proposal No. 1)

Approval of the Blue Ridge merger proposal requires the affirmative vote of more than two-thirds of the shares of Blue Ridge common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the Blue Ridge merger proposal. In addition, a failure to vote Blue Ridge shares by proxy or in person will have the same effect as a vote against the Blue Ridge merger proposal.

Vote Required for the Adjournment Proposal (Proposal No. 2)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of Blue Ridge Directors and Executive Officers

As of the record date, directors and executive officers of Blue Ridge and their affiliates beneficially owned [●] shares of Blue Ridge common stock, representing approximately [●]% of the aggregate voting power of Blue Ridge shares entitled to vote at the Blue Ridge special meeting. All of Blue Ridge’s directors have entered into affiliate agreements pursuant to which, subject to certain exceptions, they have agreed to vote their shares of Blue Ridge common stock in favor of the Blue Ridge merger proposal. As of the close of business on [●], 2020, the record date for the Blue Ridge special meeting, shares constituting  [●]% of Blue Ridge common stock were subject to the affiliate agreements.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Blue Ridge shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Blue Ridge shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Blue Ridge common stock represented by it will be voted at the Blue Ridge special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the Blue Ridge common stock represented by each such proxy will be voted at the Blue Ridge special meeting as follows: (1) “FOR” the Blue Ridge merger proposal (Proposal No. 1) and (2) “FOR” the Blue Ridge adjournment proposal (Proposal No. 2).

If the Blue Ridge special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Blue Ridge special meeting in the same manner as they would have been voted at the originally scheduled Blue Ridge special meeting except for any proxies that have been properly withdrawn or revoked.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope (or follow the instructions to vote your shares via the Internet or by telephone) whether or not you plan to attend the Blue Ridge special meeting in person.

Voting in Person

If a Blue Ridge shareholder wishes to vote in person at the Blue Ridge special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Blue Ridge shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Blue Ridge special meeting. If a Blue Ridge shareholder grants a proxy with respect to the shareholder’s Blue Ridge shares and then attends the Blue Ridge special meeting in person, such attendance at the Blue Ridge special meeting or at any adjournment or postponement of the Blue Ridge special meeting will not automatically revoke the proxy. A Blue Ridge shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	voting via the Internet or telephone as of a date subsequent to the initial Internet or telephone vote; or

•	attending the Blue Ridge special meeting and voting in person (attendance at the Blue Ridge special meeting will not itself revoke a proxy).

If a Blue Ridge shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the Corporate Secretary of Blue Ridge, 17 West Main Street, Luray, Virginia 22835, so that it is received by the Corporate Secretary no later than the beginning of the Blue Ridge special meeting or, if the Blue Ridge special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Blue Ridge shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy, please contact Amanda G. Story, Blue Ridge’s Corporate Secretary, at 17 West Main Street, Luray, Virginia 22835, or at (540) 743-6521.

Solicitation of Proxies

This solicitation is made on behalf of the Blue Ridge Board, and Blue Ridge will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Blue Ridge shareholders. Proxies may be solicited, without extra compensation, by Blue Ridge’s directors, officers, and employees in person or by mail, telephone or other electronic means. In addition, Blue Ridge has engaged Regan & Associates, Inc. to assist it in the distribution and solicitation of proxies for a fee of approximately $20,000.

BLUE RIDGE PROPOSALS

Proposal No. 1—Approval of the Merger

At the Blue Ridge special meeting, Blue Ridge shareholders will be asked to approve the Blue Ridge merger proposal providing for the merger of Bay Banks with and into Blue Ridge. Blue Ridge shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Blue Ridge Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger is advisable and in the best interests of Blue Ridge and its shareholders. See “The Merger—Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board” for a more detailed discussion of the recommendation of the Blue Ridge Board.

THE BLUE RIDGE BOARD UNANIMOUSLY RECOMMENDS THAT BLUE RIDGE SHAREHOLDERS VOTE “FOR” THE BLUE RIDGE MERGER PROPOSAL.

Proposal No. 2—Adjournment of the Special Meeting

If Blue Ridge does not receive a sufficient number of votes to constitute a quorum of the Blue Ridge common stock or approve the Blue Ridge merger proposal, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Blue Ridge does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve such proposal. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Blue Ridge shareholders for approval, the approval requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

THE BLUE RIDGE BOARD UNANIMOUSLY RECOMMENDS THAT BLUE RIDGE SHAREHOLDERS VOTE “FOR” THE BLUE RIDGE ADJOURNMENT PROPOSAL.

BAY BANKS SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Bay Banks special meeting that has been called to vote upon the matters described below.

Bay Banks is mailing this joint proxy statement/prospectus on or about [●], 2020, to holders of shares of Bay Banks common stock at the close of business on [●], 2020, which is the record date for the Bay Banks special meeting. Together with this joint proxy statement/prospectus, Bay Banks is also sending a notice of the Bay Banks special meeting and a form of proxy that is solicited by the Bay Banks Board for use at the Bay Banks special meeting to be held on [●], [●], 2020 at [●] [a.m. / p.m.], local time, at [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Bay Banks shareholders will be asked to:

1.	Approve the Bay Banks merger proposal (see “Bay Banks Proposals–Proposal No. 1–Approval of the Merger” on page 64);

2.	Approve the Bay Banks compensation proposal (see “Bay Banks Proposals—Proposal No. 2—Approval of the Compensation Proposal” on page 64); and

3.

Approve any motion to adjourn the Bay Banks special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the Bay Banks merger proposal (see “Bay Banks Proposals–Proposal No. 3–Adjournment of the Special Meeting” on page 65).

Recommendations of the Bay Banks Board

The Bay Banks Board unanimously (1) determined that the merger agreement is in the best interests of Bay Banks and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal. The Bay Banks Board also unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks compensation proposal and “FOR” Bay Banks adjournment proposal.

Record Date and Voting Rights

The Bay Banks Board has fixed the close of business on [●], 2020 as the record date for determining the shareholders entitled to notice of and to vote at the Bay Banks special meeting or any postponement or adjournment thereof. Accordingly, Bay Banks shareholders are only entitled to notice of and to vote at the Bay Banks special meeting if they were record holders of Bay Banks common stock at the close of business on the record date. On the record date, there were [●] shares of Bay Banks common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits Bay Banks to conduct business at the Bay Banks special meeting, it needs the presence, whether in person or by proxy, of the holders of Bay Banks common stock representing 60% of the shares outstanding on the record date and entitled to vote. A Bay Banks shareholder is entitled to one vote for each outstanding share of Bay Banks common stock held as of the close of business on the record date.

Holders of shares of Bay Banks common stock present in person at the Bay Banks special meeting but not voting, and shares of Bay Banks common stock for which Bay Banks has received proxies indicating that its holders have abstained, will be counted as present at the Bay Banks special meeting for purposes of determining whether there is a quorum for transacting business. With respect to shares held in “street name,” the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain routine items. In the case of non-routine items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no routine items to be voted on at the Bay Banks special meeting, nominee record holders of Bay Banks common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the Bay Banks special meeting and will not count towards the satisfaction of a quorum.

Votes Required

Vote Required for the Bay Banks Merger Proposal (Proposal No. 1)

Approval of the Bay Banks merger proposal requires the affirmative vote of not less than 60% of the shares of Bay Banks common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the Bay Banks merger proposal. In addition, a failure to vote Bay Banks shares by proxy or in person will have the same effect as a vote against the Bay Banks merger proposal.

Vote Required for the Bay Banks Compensation Proposal (Proposal No. 2)

Approval of the Bay Banks compensation proposal requires the affirmative vote of more than 60% of the shares represented at the Bay Banks special meeting. Abstentions will be counted as present at the Bay Banks special meeting and, accordingly, will have the same effect as votes against the Bay Banks compensation proposal. Broker non-votes and a failure to vote Bay Banks shares by proxy or in person will have no effect for purposes of determining whether the Bay Banks compensation proposal has been approved.

Vote Required for the Adjournment Proposal (Proposal No. 3)

The approval of the Bay Banks adjournment proposal requires the affirmative vote of more than 60% of the shares represented at the Bay Banks special meeting, whether or not a quorum is present. Abstentions will be counted as present at the Bay Banks special meeting and, accordingly, will have the same effect as votes against the Bay Banks adjournment proposal. Broker non-votes and a failure to vote Bay Banks shares by proxy or in person will have no effect for purposes of determining whether the Bay Banks adjournment proposal has been approved.

Stock Ownership of Bay Banks Directors and Executive Officers

As of the record date, directors and executive officers of Bay Banks and their affiliates beneficially owned [●] shares of Bay Banks common stock, representing approximately [●]% of the aggregate voting power of Bay Banks shares entitled to vote at the Bay Banks special meeting. All of Bay Banks’ directors have entered into affiliate agreements pursuant to which, subject to certain exceptions, they have agreed to vote their shares of Bay Banks common stock in favor of the Bay Banks merger proposal. As of the close of business on [●], 2020, the record date for the Bay Banks special meeting, shares constituting [●]% of Bay Banks common stock were subject to the affiliate agreements.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Bay Banks shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Bay Banks shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Bay Banks common stock represented by it will be voted at the Bay Banks special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the Bay Banks common stock represented by each such proxy will be voted at the Bay Banks special meeting as follows: (1) “FOR” the Bay Banks merger proposal (Proposal No. 1), (2) “FOR” the Bay Banks compensation proposal (Proposal No. 2) and (3) “FOR” the Bay Banks adjournment proposal (Proposal No. 3).

If the Bay Banks special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Bay Banks special meeting in the same manner as they would have been voted at the originally scheduled Bay Banks special meeting except for any proxies that have been properly withdrawn or revoked.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope (or follow the instructions to vote your shares via the Internet or by telephone) whether or not you plan to attend the Bay Banks special meeting in person.

Voting in Person

If a Bay Banks shareholder wishes to vote in person at the Bay Banks special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Bay Banks shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Bay Banks special meeting. If a Bay Banks shareholder grants a proxy with respect to the shareholder’s Bay Banks shares and then attends the Bay Banks special meeting in person, such attendance at the Bay Banks special meeting or at any adjournment or postponement of the Bay Banks special meeting will not automatically revoke the proxy. A Bay Banks shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	voting via Internet or telephone as of a date subsequent to the initial Internet or telephone vote; or

•	attending the Bay Banks special meeting and voting in person (attendance at the Bay Banks special meeting will not itself revoke a proxy).

If a Bay Banks shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the Corporate Secretary of Bay Banks at 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, so that it is received by the Corporate Secretary no later than the beginning of the Bay Banks special meeting or, if the Bay Banks special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Bay Banks shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy, please contact Pamela A. Varnier, Corporate Secretary, at 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, or by telephone at (757) 414-9808, ext. 5756.

Solicitation of Proxies

This solicitation is made on behalf of the Bay Banks Board, and Bay Banks will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Bay Banks shareholders. Proxies may be solicited, without extra compensation, by Bay Banks’ directors, officers, and employees in person or by mail, telephone or other electronic means. In addition, Bay Banks has engaged Regan  & Associates, Inc. to assist it in the distribution and solicitation of proxies for a fee of approximately $20,000.

Appraisal Rights

Bay Banks shareholders are entitled to appraisal rights under Virginia law in connection with the merger. For information on how to exercise and perfect your appraisal rights, please see “The Merger–Appraisal Rights” beginning on page 101.

BAY BANKS PROPOSALS

Proposal No. 1—Approval of the Merger

At the Bay Banks special meeting, Bay Banks shareholders will be asked to approve the merger agreement proposal providing for the merger of Bay Banks with and into Blue Ridge. Bay Banks shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Bay Banks Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger is advisable and in the best interests of Bay Banks and its shareholders. See “The Merger–Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board” for a more detailed discussion of the recommendation of the Bay Banks Board.

THE BAY BANKS BOARD UNANIMOUSLY RECOMMENDS THAT BAY BANKS SHAREHOLDERS

VOTE “FOR” THE BAY BANKS MERGER PROPOSAL.

Proposal No. 2—Compensation Proposal

In accordance with Section 14A of the Exchange Act, Bay Banks is providing its shareholders with the opportunity to cast a nonbinding advisory vote on the compensation that may be payable to its named executive officers in connection with the merger, the value of which is set forth in the table included in the section of this joint proxy statement/prospectus captioned “The Merger - Potential Payments and Benefits to Bay Banks Named Executive Officers in Connection with a Change in Control.” As required by Section 14A of the Exchange Act, Bay Banks is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid to Bay Banks’ named executive officers in connection with the merger, as disclosed in the table in the section of the joint proxy statement/prospectus statement captioned “The Merger—Potential Payments and Benefits to Bay Banks Named Executive Officers in Connection with a Change in Control,” including the associated narrative discussion, are hereby APPROVED.”

The vote on specified compensation that may be payable in connection with the merger is a vote separate and apart from the vote to approve the merger agreement. Accordingly, a shareholder may vote to approve such specified compensation and vote not to approve the merger agreement and vice versa. Because the vote to approve such specified compensation is advisory in nature only, it will not be binding on either Bay Banks or Blue Ridge. Accordingly, because Bay Banks may be contractually obligated to pay the compensation, the compensation will be payable, subject only to the conditions applicable thereto, if the merger agreement is approved and the merger is consummated and regardless of the outcome of the advisory vote.

Bay Banks shareholders should carefully review the section entitled “The Merger—Interests of Bay Banks’ Directors and Officers in the Merger” for information regarding changes that may occur to certain merger-related compensation of Bay Banks’ executive officers.

THE BAY BANKS BOARD UNANIMOUSLY RECOMMENDS THAT BAY BANKS SHAREHOLDERS VOTE “FOR” THE BAY BANKS COMPENSATION PROPOSAL.

Proposal No. 3—Adjournment of the Special Meeting

If Bay Banks does not receive a sufficient number of votes to constitute a quorum of the Bay Banks common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Bay Banks does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Bay Banks shareholders for approval, the approval requires that the votes cast for such proposal exceed the votes cast against such proposal.

THE BAY BANKS BOARD UNANIMOUSLY RECOMMENDS THAT BAY BANKS SHAREHOLDERS

VOTE “FOR” THE BAY BANKS ADJOURNMENT PROPOSAL.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Blue Ridge common stock and Bay Banks common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, you are directed to the merger agreement, including the exhibits thereto, copies of which are attached as Appendix A and are incorporated in this joint proxy statement/prospectus by reference.

Background of the Merger

The Bay Banks Board and management of have periodically explored and discussed strategic options available to Bay Banks for maintaining its competitiveness and increasing shareholder value. These discussions have included, among other things, exploring the merger and acquisition environment for financial institutions and a potential business combination involving Bay Banks. In April 2017, Bay Banks completed a “mergers of equals” transaction with Virginia BanCorp, Inc. After the acquisition and integration of Virginia BanCorp, from time to time Randal R. Greene, the President and Chief Executive Officer of Bay Banks, was contacted by representatives of larger financial institutions to inquire about Bay Banks’ interest in a merger transaction. Mr. Greene informed the Bay Banks Board of these preliminary inquiries, but such discussions did not result in any proposals that the board could recommend to Bay Banks’ shareholders.

Similarly, the Blue Ridge Board and management have, from time to time, engaged in long-term strategic reviews and considered ways to enhance shareholder value and Blue Ridge’s performance in light of industry and market conditions, including through potential strategic transactions such as an acquisition of another financial institution.

On January 8, 2020, a larger financial institution (“Company A”) submitted an unsolicited written nonbinding indication of interest to acquire 100% of the issued and outstanding shares of Bay Banks common stock at a value of $10.00 per share, or approximately $134.0 million in aggregate merger consideration. The merger consideration offered consisted of a choice of cash, Company A’s common stock or preferred stock, or a mix of cash and stock. Such offer was based on Company A’s limited preliminary assessment of Bay Banks and subject to its due diligence investigation of the company and its operations. On the date the indication of interest was delivered, the closing price of Bay Banks’ common stock was $8.96 per share. Bay Banks’ management shared the indication of interest with legal counsel at Williams Mullen and representatives of Piper Sandler & Co., a nationally known and experienced investment banking firm focused on financial institutions.

On January 23, 2020, the Bay Banks Board held a special meeting at which Company A’s indication of interest was discussed. Representatives of Piper Sandler and Williams Mullen were present. Representatives of Piper Sandler provided information on the then current market conditions in the banking industry, recent merger and acquisition activity, a possible valuation of Bay Banks’ franchise in a business combination transaction, and a list of other financial institutions that it believed may have an interest in a transaction with Bay Banks. Representatives of Williams Mullen provided an overview of director fiduciary duties and standards of director conduct under Virginia law in the context of Company A’s unsolicited offer, specifically, and strategic alternatives available to Bay Banks from a legal perspective. Following discussion, the Bay Banks Board determined that Company A’s indication of interest should be reviewed and considered carefully. The Bay Banks Board also determined that it was in the best interest of Bay Banks and its shareholders for the Bay Banks Board to receive information from other financial institutions that may be interested in a business combination with Bay Banks, and authorized Mr. Greene and C. Frank Scott, III, the Chairman of the Bay Banks Board, to have exploratory discussions with certain financial institutions concerning a business combination transaction. The Bay Banks Board approved the engagement of Piper Sandler to serve as financial advisor in connection with exploring a potential transaction, including with Company A, and authorized management to work with Piper Sandler towards obtaining pertinent information from parties interested in combining with Bay Banks. Bay Banks executed an engagement letter with Piper Sandler on January 28, 2020.

Over the following weeks, Messrs. Greene and Scott contacted and held initial and high-level discussions with representatives of several financial institutions, including Blue Ridge, regarding their institutions and the possibility of a business combination with Bay Banks.

At a February 5, 2020 special meeting of the Bay Banks Board, Mr. Greene informed the board that he and Mr. Scott had been in contact with several potential merger candidates. Representatives of Piper Sandler were asked to attend the meeting, and provided and reviewed an updated presentation on peer banks and stock trading metrics, a net present value analysis of Bay Banks common stock, a summary of recent merger transactions of banks with asset sizes ranging from $750.0 million to $1.25 billion, and an overview of Company A and its January 8 offer. In addition, the Bay Banks Board reviewed an initial list of other potential merger partners that representatives of Piper Sandler and management had begun to develop. During the Piper Sandler presentation, the Bay Banks Board discussed with representatives of Piper Sandler the bank merger environment in general, certain potential merger partners and Company A’s offer. The meeting concluded with the board supporting management continuing to have exploratory discussions with certain financial institutions, with the assistance of Piper Sandler.

On February 19, 2020, Mr. Greene met with Brian K. Plum, President and Chief Executive Officer of Blue Ridge. The two had a high-level discussion about the banking landscape and how a strategic combination could be advantageous to the shareholders of both organizations.

On February 20, 2020, the Bay Banks Board held a regular meeting at which representatives of Piper Sandler and Williams Mullen were present. During the meeting, the Bay Banks Board and representatives of Piper Sandler discussed updates to the then current banking environment and recent merger transactions in the financial services industry. The Bay Banks Board also reviewed an updated list of potential merger partners developed by management and representatives of Piper Sandler using certain criteria including (i) the ability and flexibility to pay a premium to the then current stock price of Bay Banks, (ii) interest in the market areas in which Bay Banks does business, and (iii) potential operating synergies. At the conclusion of the discussion, the Bay Banks Board authorized representatives of Piper Sandler to solicit the financial institutions on the list regarding a potential business combination with Bay Banks. The Bay Banks Board also instructed management, in coordination with Piper Sandler, to prepare a confidential information memorandum that could be used to provide information about Bay Banks to potential merger partners and to populate an electronic data room to facilitate the performance of due diligence by potential merger partners.

Also at the February 20, 2020 meeting, the Bay Banks Board noted that it was not under any obligation to proceed with a transaction should the distribution of the confidential information memorandum not generate the desired results in terms of valuation and other factors that it determined to be in the best interests of Bay Banks and its shareholders. From late February 2020 through mid-March 2020, representatives of Piper Sandler contacted 38 financial institutions regarding their interest in a potential strategic transaction. Because Bay Banks already had received an indication of interest from Company A, Bay Banks determined not to include Company A in this additional outreach process. Of those institutions contacted, 16 candidates, including Blue Ridge, entered into confidentiality agreements in order to access the virtual data room containing the confidential information memorandum and extensive financial and operating information on Bay Banks. Out of the 16 candidates who signed confidentiality agreements, four actually accessed the data room. Blue Ridge signed a non-disclosure agreement on February 25, 2020 and on February 26, 2020 received the confidential information memorandum and was granted access to the electronic data room. The confidential information memorandum provided that indications of interest were due to Piper Sandler by March 18, 2020.

On March 6, 2020, Messrs. Greene and Plum met as a follow up to prior discussions and to deepen an understanding about business lines, leadership, opportunities, and strategies for the future, and how a potential combination may facilitate the attainment of key goals of both companies. Both agreed to set another meeting for additional discussion and the introduction of the Chairman of each company to meet.

On March 9, 2020, Messrs. Greene and Scott met with Mr. Plum and Larry Dees, Chairman of the Blue Ridge Board. The parties held a high-level discussion around backgrounds and philosophies, prospects for the future and the banking market generally, as well as the general attractiveness of a potential combination of the two banks.

During the course of the foregoing process, the seriousness of the COVID-19 pandemic increased significantly in the United States. In the first two weeks of March, states of emergency were declared by certain governors, including Virginia, and President Trump declared a national emergency on March 13, 2020. Interest rates fell dramatically as the Federal Reserve reduced the target federal funds rate by 150 basis points. The stock markets experienced extreme volatility, and most publicly-traded companies suffered significant decreases in their stock prices. From the launch date of the process on February 25 to March 18, when indications of interest were due, the SNP 500 fell 25.7%, the Nasdaq Bank Stock Index decreased 37.6% and Bay Banks’ common stock was down 34.5%.

At a regular meeting of the Blue Ridge Board on March 18, 2020, the Blue Ridge Board discussed a potential transaction with Bay Banks with Blue Ridge management and representatives of Raymond James, a nationally recognized investment banking firm. At the meeting, the Blue Ridge Board reviewed and discussed a draft of a nonbinding indication of interest and a pro forma analysis of the combined companies, both of which were provided to the Blue Ridge Board in advance of the meeting. Representatives of Raymond James were present by telephone and reviewed the financial analysis of the key terms of the potential acquisition, including a discussion of the financial modeling and underlying assumptions of the transaction. Blue Ridge management discussed the benefits of a partnership between Blue Ridge and Bay Banks, the culture of both companies, the purchase price and form of consideration, corporate structure, contingencies, board of directors and employee matters, executive officer retention, timing, and required approvals. Following thorough discussion, the Blue Ridge Board authorized Blue Ridge management to submit the nonbinding indication of interest to the Bay Banks Board and, if selected by Bay Banks to do so, proceed with additional due diligence of Bay Banks.

On March 18, 2020, Bay Banks received preliminary written nonbinding indications of interest from three of the 16 financial institutions that signed a confidentiality agreement. Blue Ridge and another financial institution (“Company B”) provided indications of interest that included a range of exchange ratios, and the third financial institution (“Company C”) presented a specific exchange ratio. The indications of interest also outlined non-financial terms for a merger transaction. All were subject to further due diligence by the potential merger partners.

On March 20, 2020, a special meeting of the Bay Banks Board was held to review all of the indications of interest. Representatives of Piper Sandler and Williams Mullen were present at the meeting. Representatives of Piper Sandler provided the Bay Banks Board with an overview of the proposal process, and presented an analysis of the three indications of interest received on March 18 from a financial point of view. Representatives of Piper Sandler then reviewed the history of the interested financial institutions and their stock performance, and a preliminary pro forma impact analysis of certain financial measures under each of the indications of interest if a transaction was completed. The Blue Ridge proposal consisted of 100% stock consideration with a range of exchange ratios of 0.4440 to 0.4813 and an implied per share consideration ranging from $7.15 to $7.75, based on its closing stock price on March 18, 2020, with an aggregate consideration ranging from approximately $94.8 million to $102.8 million. Company B offered consideration of 80-100% stock and an implied per share consideration ranging from $5.43 to $6.04 based on its closing stock price on March 18, 2020, with an aggregate consideration ranging from approximately $72.0 million to $80.0 million. The proposal from Company C consisted of 100% stock consideration and an implied per share consideration of $6.08 based on its closing stock price on March 18, 2020, with an aggregate consideration of approximately $80.6 million. The per share closing price of Bay Banks’ common stock on March 18, 2020 was $5.76. Although Company A’s indication of interest had expired in accordance with its terms and the stock markets had suffered dramatic declines since January 8, for comparative purposes Piper Sandler also included information on a possible range of values that it believed

Company A could propose if it was still interested in acquiring Bay Banks. The Bay Banks Board engaged in a high level discussion on the merits of the three offers and determined to give the proposals additional consideration over the March 20 weekend.

At a March 23, 2020 special meeting, the Bay Banks Board continued its discussion on the indications of interest the company received on March 18. A representative from Williams Mullen was present at the meeting. Given the unprecedented and rapidly changing nature of the COVID-19 outbreak, the Bay Banks Board also invited a representative from a second financial advisory firm serving the community bank industry (not Piper Sandler) to attend this meeting and provide another perspective on COVID-19’s impact on the market and the financial industry. The financial advisor stated that the effect on the stock market was substantial, with significant declines across all industries, and that bank stocks were hit particularly hard as investors became concerned about borrowers’ ability to pay and low interest rates further reducing earnings. The advisor also noted that most merger activity had been suspended as companies were focused on assessing the impact of COVID-19 on their own operations and implementing business continuity plans, and that parties who were in merger discussions may also be pausing due to concerns about credit quality given the current unsettled environment. The financial advisor then left the board meeting.

The Bay Banks Board further considered the March 18 indications of interest and Company A’s interest in Bay Banks, as well as the significant market changes and unsettled business environment as a result of COVID-19. Due primarily to the distressed business environment and unprecedented operating conditions in dealing with the pandemic, including rising unemployment, increasing requests for loan deferrals and complying with stay at home orders, the Bay Banks Board determined that it would not be in the best interest of shareholders to further pursue a transaction at that time.

On April 8, 2020, Company A submitted another unsolicited written nonbinding indication of interest to acquire Bay Banks. The offer was essentially the same as the January 8 indication of interest except that Company A had reduced its offer to $6.75 for each Bay Banks share, or approximately $90.0 million in aggregate merger consideration. Bay Banks’ management shared the indication of interest with Piper Sandler and Williams Mullen.

On April 21, 2020, the Bay Banks Board held a special meeting to discuss Company A’s April 8 indication of interest. Representatives of Piper Sandler and Williams Mullen were present at the meeting. Representatives of Piper Sandler provided an update on the then current market conditions, reporting that there was still volatility and uncertainty in the markets, and bank stocks had continued to perform poorly since the last time the board had met. Representatives of Piper Sandler also reviewed Company A’s April 8 offer and noted that it was basically within the same valuation range as the January 8 offer, based on the current stock prices of Company A and Bay Banks. Representatives of Williams Mullen reminded the Bay Banks Board of the fiduciary duties’ discussion during the January 23 board meeting, and again provided information on the standards of director conduct under Virginia law when evaluating merger offers. The Bay Banks Board engaged in a thorough discussion of market conditions and Company A’s revised offer. Among other things, the board discussed the prolonged uncertainty, volatility and business impacts of the COVID-19 pandemic on Bay Banks and its customers, as well as the significant management attention required to be devoted to the company’s operations from a business continuity perspective due to COVID-19. In light of these conditions, the Bay Banks Board instructed management to update the company’s strategic financial plan to address the current environment and determined that more time and information would be needed to assess Company A’s offer. The Bay Banks Board also directed management to contact Company A to request an extension of its offer deadline.

On May 8, 2020, Messrs. Greene and Scott contacted a representative of Company A, who agreed to such extension. Mr. Greene also suggested that an in-person meeting with the Company A representative may be an appropriate next step, and Company A’s representative tentatively agreed and informed Messrs. Greene and Scott that he would contact them at a later time with open dates for a meeting. The representative of Company A did not contact Messrs. Greene and Scott after this conversation to suggest meeting dates and a meeting never occurred.

Also during May 2020, Mr. Plum contacted Mr. Greene by phone. The two discussed the current state of the banking market and their banks and determined to remain in contact to continue informal discussions regarding a combination.

At a June 3, 2020 special meeting of the Bay Banks Board, management presented an updated three-year strategic financial plan and projected outlook for the company, and members of the board asked questions of and received answers from management on the financial plan. The Bay Banks Board also reviewed the actions taken since receiving Company A’s January 8 indication of interest, including the process in February and March of soliciting interest from other financial institutions and the results of such process. The Bay Banks Board and management also engaged in a substantial review and discussion of strategic alternatives, including Bay Banks’ prospects for organic growth on a stand-alone basis and a combination with another financial institution. The review included a discussion of Company A’s April 8 indication of interest and the nonbinding indication of interest submitted by Blue Ridge, which was the proposal with the highest offer in mid-March. Mr. Greene also provided information to the Bay Banks Board about several preliminary conversations he had recently with Mr. Plum. In addition, representatives of Piper Sandler were present at the meeting and presented an update on the banking market, a net present value analysis of Bay Banks, and a high-level analysis of a potential combination with Blue Ridge. The Bay Banks Board and management discussed how the business operating environment for banks during the COVID-19 pandemic, while still challenging, had become more settled since the board meeting on March 23. Following substantial discussion, the Bay Banks Board authorized management to explore negotiations with Blue Ridge’s management for the purpose of entering into a nonbinding indication of interest between the companies relating to a merger transaction.

On June 8, 2020, Messrs. Greene and Plum met to discuss the state of matters in the macroeconomy and the impact of COVID-19 on their respective companies. The two agreed that based on market conditions and the impact of COVID-19 it made sense to continue conversations around a strategic combination to provide additional scale and resources.

On June 18, 2020, the Bay Banks Board held a regular meeting at which representatives of Piper Sandler and Williams Mullen were present. The following significant terms of the March 18, 2020 nonbinding indication of interest from Blue Ridge were again reviewed: (i) the exchange ratio range of 0.4440 to 0.4813 would result in an implied per share consideration of $7.06 to $7.66 based on Blue Ridge’s stock price on June 18, 2020; (ii) Bay Banks shareholders would own 51-53% of the combined company; (iii) the board of directors of the combined company would consist of seven Blue Ridge directors and five Bay Banks directors; (iv) the change in control arrangements in place for Bay Banks officers would be honored; and (v) the combined bank headquarters would be in Richmond. Representatives of Piper Sandler presented and reviewed stand-alone projections for Bay Banks and Blue Ridge and a pro forma financial model for a combination of Bay Banks and Blue Ridge, based on publicly available information and other information obtained from the companies. The representatives of Piper Sandler discussed with the Bay Banks Board that the transaction would likely be considered a merger of equals and, although Bay Banks is larger in terms of asset size and its shareholders would own more than 50% of the combined company, based on the financial information available, including that Blue Ridge’s stock was then trading at higher multiples, the acquirer would likely be Blue Ridge. The representatives of Piper Sandler informed the Bay Banks Board that this structure is not unusual, and similar transactions were reviewed. Representatives of Piper Sandler noted that Piper Sandler does not as a matter of practice provide any legal or accounting advice. The business advantages of the transaction were also highlighted, such as a more significant Virginia franchise, a combined company with total assets of over $2 billion providing greater economies of scale, opportunities for increased non-interest income, and a strengthened capital position providing the opportunity for future growth. Upon completion of the Piper Sandler presentation and after management discussion, the Bay Banks Board determined that it needed additional time to review the materials and information presented and discussed in order to make a more informed decision. The Bay Banks Board also directed management and Piper Sandler to request that Blue Ridge increase and fix the exchange ratio at 0.5200 and that the combined board be increased to 13 directors, with Bay Banks having six director representatives.

On June 29, 2020, a special meeting of the Blue Ridge Board was held with representatives of Raymond James present by telephone. Representatives of Raymond James reviewed updated financial aspects of the proposed transaction and an updated nonbinding indication of interest. Blue Ridge management discussed with the Blue Ridge Board the results of due diligence performed to date and the changes from the initial indication of interest that had been submitted to Bay Banks. Following thorough discussion, the Blue Ridge Board authorized Blue Ridge management to submit a revised nonbinding indication of interest to the Bay Banks Board on the terms discussed during the meeting.

At a June 29, 2020 special meeting, the Bay Banks Board reviewed the revised indication of interest that Blue Ridge delivered on June 29, 2020. Mr. Greene updated the Bay Banks Board on discussions regarding the proposed terms of the transaction that he had with Mr. Plum since the last board meeting. Representatives of Piper Sandler attended the meeting and reviewed the changes of Blue Ridge’s offer from its March 18, 2020 nonbinding indication of interest, which were as follows: (i) the exchange ratio increased from a range of 0.4440-0.4813 to 0.5000 (no range), which increased the post-merger ownership for Bay Banks shareholders from 52-53% to 54%; (ii) the representation of Bay Banks directors on the combined company’s board of directors was increased from five to six; and (iii) director and officer “tail” insurance coverage was increased from five to six years. The Bay Banks Board was informed by representatives of Piper Sandler that the new exchange ratio was essentially 5-10% higher in price and represented an implied value of $7.76 based on the closing price of Blue Ridge’s common stock on June 26, 2020. Representatives of Piper Sandler also noted that the offered merger consideration was approximately a 28-30% premium over the recent trading prices of Bay Banks common stock and implied a $0.29 per share dividend. Representatives of Williams Mullen were present at the meeting and provided certain publicly available information on a lawsuit regarding the employee stock ownership plan (“ESOP”) of VCB that Blue Ridge inherited as a result of its acquisition of VCB in December 2019. Representatives of Williams Mullen also informed the board that it had represented Blue Ridge in that merger, had a conflict of interest with respect to advising Bay Banks about ESOP litigation and that it was advisable for Bay Banks to seek independent legal representation relating to the litigation. After discussion, the Bay Banks Board approved and accepted the terms of Blue Ridge’s June 26 nonbinding indication of interest and authorized management to execute the same. The Bay Banks Board also instructed management to move forward with thorough due diligence on Blue Ridge, including with respect to Blue Ridge’s loan portfolio and the ESOP lawsuit.

Throughout the month of July 2020, Blue Ridge conducted a comprehensive due diligence review of Bay Banks, including meetings with executive management of Bay Banks to discuss various matters, continued financial analysis of a transaction with Bay Banks, and review of third-party consultant’s report on Bay Bank’s loan portfolio.

On July 16, 2020, Bay Banks held a special meeting of the Bay Banks Board. Representatives of Piper Sandler, Williams Mullen and the law firm of Kaufman & Canoles, P.C. (“K&C”) were present. Mr. Greene informed the Bay Banks Board that Bay Banks’ due diligence on Blue Ridge commenced after the indication of interest was executed. He also mentioned that Bay Banks and Blue Ridge hired an independent third-party consultant to conduct a review of each company’s loan portfolio, and that the review should be completed within two weeks. Representatives of Williams Mullen provided an overview of employment agreements between Bay Banks and certain officers and the impact the merger may have on those arrangements. Mr. Greene stated that in response to the Bay Banks Board’s request for outside legal counsel to assist with due diligence related to the litigation involving Virginia Community’s ESOP, K&C was engaged. The representatives of K&C then reviewed the present status of the case, each of the allegations in the lawsuit, what K&C believed to be potential and factual defenses with respect to each allegation, insurance coverage, and its assessment of the lawsuit and potential damages. The Bay Banks Board asked questions of, and received answers from, K&C with respect to the ESOP lawsuit. At the conclusion of the meeting, the Bay Banks Board authorized management to move forward with the negotiation of a merger agreement with Blue Ridge.

On July 21, 2020, representatives of Blue Ridge and Bay Banks met in-person to conduct diligence of, and ask questions regarding, each party’s loan portfolio and lending operations.

On July 27, 2020, Troutman Pepper Hamilton Sanders LLP (“Troutman Pepper”), legal counsel for Blue Ridge, delivered a draft of a proposed definitive agreement containing the proposed complete terms of the transaction. During the period through August 12, 2020, the parties and their legal counsel exchanged drafts and negotiated changes to the draft merger agreement to resolve all open issues and to reach a final definitive agreement. During this time, management of the parties and their respective financial advisors continued discussions and additional due diligence on both Bay Banks and Blue Ridge was performed. The parties also provided drafts of their respective disclosure schedules to the merger agreement and discussed other aspects of the proposed transaction and merger integration issues. During this period, Blue Ridge also negotiated the terms of the employment agreements to be entered into between Blue Ridge and Blue Ridge Bank and each of Randal R. Greene, Bay Banks’ President and Chief Executive Officer, Judy C. Gavant, Bay Banks’ Executive Vice President and Chief Financial Officer, and Susan S. Pittman, Executive Vice President of Virginia Commonwealth Bank, each to be effective upon the consummation of the proposed merger. Mr. Greene, Ms. Gavant and Ms. Pittman, as well as other Bay Banks officers with employment or change in control agreements with Bay Banks, were advised by separate independent counsel in connection with the employment agreements.

Also on July 27, 2020, the Bay Banks Board held a special meeting at which management provided an update on the status of the merger negotiations and Bay Banks’ due diligence review of Blue Ridge to date. Representatives from the independent third-party consulting firm engaged by Bay Banks’ management to conduct a review and analysis on Blue Ridge’s loan portfolio were present and reported its findings to the Bay Banks Board. Management commented on Blue Ridge’s loan portfolio and reviewed a comparison of the loan portfolios of the two companies. A report on Blue Ridge’s mortgage operations was also provided to the Bay Banks Board.

On July 28, 2020, representatives of Blue Ridge and Bay Banks, with the assistance of their respective financial and legal advisors, gathered by phone to review business, financial and other information regarding each company. During these meetings, members of management of each of the companies, with the assistance of their advisors, engaged in a series of discussions and asked and answered questions regarding, each company’s respective businesses.

At an August 3, 2020 special meeting of the Bay Banks Board, management provided an update on the status of the merger negotiations and Bay Banks’ continued due diligence investigation of Blue Ridge’s operations.

On the afternoon of August 12, 2020, the Bay Banks Board held a special meeting to consider the terms of the proposed merger with Blue Ridge. At the meeting, representatives of Piper Sandler reviewed and discussed with the Bay Banks Board its financial analyses of Bay Banks, Blue Ridge and the proposed merger. Piper Sandler rendered its oral opinion to the Bay Banks Board, which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion dated August 12, 2020, to the effect that, as of August 12, 2020 and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Bay Banks common stock. See “—Opinion of Bay Banks’ Financial Advisor.”

Representatives of Williams Mullen also were present at the meeting and discussed with the Bay Banks Board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed merger. Williams Mullen reviewed in detail the proposed merger agreement and related transaction documents, copies of which were delivered to each director before the meeting, and informed the Bay Banks Board that the terms of the merger had been finalized between the parties. Following extensive review, discussion and consideration of the presentations from Piper Sandler and Williams Mullen, and after considering the proposed terms of the merger agreement and other transaction documents, the Bay Banks Board unanimously voted to approve the merger, approve and adopt the merger agreement, and directed Mr. Greene to finalize and execute a definitive merger agreement on the terms presented at the meeting.

Also on the afternoon of August 12, 2020, the Blue Ridge Board held a special meeting to provide the Blue Ridge Board with an opportunity to review, consider, and discuss the potential merger and the merger agreement. Management reviewed for the Blue Ridge Board the progress of its negotiations with Bay Banks and reported on the status of its due diligence review of Bay Banks. Representatives from Raymond James and Troutman Pepper also joined this meeting and provided an update on the status of merger discussions. Following discussion, the representatives of Raymond James presented their financial analysis with respect to the exchange ratio in the proposed merger pursuant to the merger agreement and rendered the oral opinion of Raymond James to the Blue Ridge Board (in its capacity as such), to the effect that, as of August 12, 2020 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Raymond James as set forth in its opinion, the exchange ratio in the proposed merger pursuant to the merger agreement was fair, from a financial point of view, to Blue Ridge. See “—Opinion of Blue Ridge’s Financial Advisor.”

Representatives of Troutman Pepper also discussed with the Blue Ridge Board the legal standards of conduct applicable to its deliberations, decisions and actions with respect to the proposed merger and reviewed in detail the proposed merger agreement and related agreements, copies of which were delivered to each director before the meeting. Following extensive review and discussion and consideration of the presentations from Raymond James and Troutman Pepper, the Blue Ridge Board unanimously voted to approve the merger, approve and adopt the merger agreement and directed Brian K. Plum, President and Chief Executive Officer of Blue Ridge, to finalize and execute a definitive merger agreement on the terms presented at the meeting.

Bay Banks and Blue Ridge executed the merger agreement the evening of August 12, 2020 and publicly announced the transaction on August 13, 2020 in a press release issued jointly by Blue Ridge and Bay Banks.

Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board

In reaching its determination to approve and adopt the merger agreement, and to recommend the merger agreement to Blue Ridge shareholders, the Blue Ridge Board consulted with Blue Ridge’s management and its financial and legal advisors, and considered a number of factors, including the following:

•

its knowledge of Bay Banks’ financial condition, earnings, business operations and prospects, taking into account the results of Blue Ridge’s extensive due diligence investigation of Bay Banks and its loan portfolio;

•

the strategic opportunities associated with expansion into complementary geographic markets in central Virginia and the Piedmont Triad of Virginia in which Bay Banks operates, and the ability to leverage the relocation of Blue Ridge’s and Blue Ridge Bank’s headquarters to Charlottesville, Virginia and Richmond, Virginia, respectively, to continue its expansion into attractive, high growth markets;

•

the advantages of being part of a larger institution with nearly $2.5 billion in assets, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of the regulatory and competitive environments and the effects of continued rapid consolidation in the financial services industry generally;

•	the opportunity for further growth in complementary lines of business and for diversification of revenue composition, including expanded opportunities for lending and fee income;

•

the expectation that the combined company will be better positioned to compete and grow its business and will have superior future earnings and prospects compared to Blue Ridge on an independent basis;

•

the greater potential for increased liquidity in the market for common stock and higher trading multiples of tangible book value and earnings per share of the combined company compared to an institution of Blue Ridge’s current size;

•

Blue Ridge’s expectations and analyses of the financial metrics of the merger, including potential cost saving opportunities, expected earnings per share accretion and projected tangible book value accretion of over 7.0%;

•

the financial analysis prepared by Raymond James and the opinion delivered to the Blue Ridge Board (in its capacity as such) by Raymond James on August 12, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing the opinion, as to the fairness, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to Blue Ridge, as more fully described below in the section titled “—Opinion of Blue Ridge’s Financial Advisor”;

•

the corporate governance and social aspects of the merger, including relative representation on the board of directors of the combined company and the added strength and depth of experience of the members of Bay Banks’ management team who will join Blue Ridge’s management team following the merger;

•	the proportionate equity ownership of legacy Blue Ridge shareholders in the combined company;

•

the anticipated impact on the communities served by Blue Ridge and Bay Banks, and the increased ability to serve the communities and its customer base with responsive commercial banking services and a larger branch network;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner; and

•	the ability of Blue Ridge’s management team to successfully integrate and operate the businesses of Blue Ridge and Bay Banks after the merger.

The Blue Ridge Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the challenges of integrating Bay Banks’ business, operations and employees with those of Blue Ridge;

•	the risk that the benefits and cost savings sought in the merger would not be fully realized;

•	the substantial merger and integration related expenses, estimated at approximately $3.2 million after tax;

•	the risk that the merger would not be consummated;

•	the effect of the public announcement of the merger on Blue Ridge’s customer relationships and its ability to retain employees;

•	the unique operating challenges and risks posed by the ongoing COVID-19 pandemic and ongoing responses thereto; and

•	the risks of the type and nature described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

In the judgment of the Blue Ridge Board, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the Blue Ridge Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Blue Ridge shareholders approve the merger agreement, the Blue Ridge Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Blue Ridge Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Blue Ridge Board based its determination on the totality of the information presented.

The Blue Ridge Board unanimously determined that the merger agreement is in the best interests of Blue Ridge and its shareholders. Accordingly, the Blue Ridge Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Blue Ridge merger proposal.

Opinion of Blue Ridge’s Financial Advisor

Blue Ridge retained Raymond James as financial advisor on July 13, 2020. Blue Ridge selected Raymond James as a financial advisor because it is a globally-recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to that engagement, the Blue Ridge Board requested that Raymond James evaluate the fairness, from a financial point of view, to Blue Ridge of the exchange ratio in the merger pursuant to the merger agreement.

At the August 12, 2020 meeting of the Blue Ridge Board, representatives of Raymond James rendered its opinion dated August 12, 2020 to the Blue Ridge Board (in its capacity as such), as to the fairness, as of such date, from a financial point of view, to Blue Ridge of the exchange ratio in the merger pursuant to the merger agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Raymond James in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix B to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Holders of Blue Ridge common stock are urged to read this opinion in its entirety. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.

Raymond James provided its opinion for the information of the Blue Ridge Board (in its capacity as such) in connection with, and for purposes of, its consideration of the exchange ratio in the merger pursuant to the merger agreement and its opinion only addresses whether the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Blue Ridge. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Blue Ridge Board or to any holder of Blue Ridge common stock as to how the Blue Ridge Board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Blue Ridge common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Blue Ridge at that time.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft dated August 8, 2020 of the merger agreement;

•

reviewed certain information related to the historical condition and prospects of Blue Ridge and Bay Banks, as made available to Raymond James by or on behalf of Blue Ridge, including, but not limited to, (a) financial projections for each of Blue Ridge and Bay Banks certified by the management of Blue Ridge (together, the “Projections”) and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other pro forma financial adjustments then-expected to result from the merger, as prepared by management of Blue Ridge (the “Pro Forma Financial Adjustments”);

•

reviewed Blue Ridge’s and Bay Banks’ (a) audited financial statements for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017; and (b) unaudited financial statements for the six month period ended June 30, 2020;

•	reviewed Blue Ridge’s and Bay Banks’ recent public filings and certain other publicly available information regarding Blue Ridge and Bay Banks;

•	reviewed the financial and operating performance of Blue Ridge and Bay Banks and those of other selected public companies that Raymond James deemed to be relevant;

•

reviewed the then-current and historical market prices and trading volume for Blue Ridge common stock and for Bay Banks common stock, and the then-current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	compared the relative contributions of Blue Ridge and Bay Banks to certain financial statistics of the combined company on a pro forma basis;

•	reviewed certain potential pro forma financial effects of the merger on earnings per share, capitalization and financial ratios of Blue Ridge;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•

received a certificate addressed to Raymond James from a member of senior management of Blue Ridge regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of Blue Ridge; and

•

discussed with members of the senior management of each of Blue Ridge and Bay Banks certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and then-current business operations of Blue Ridge and Bay Banks, respectively, and the financial condition and future prospects and operations of Blue Ridge and Bay Banks, respectively.

With Blue Ridge’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Blue Ridge, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Blue Ridge or Bay Banks was a party or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Blue Ridge or Bay Banks was a party or may become subject. With Blue Ridge’s consent, the opinion of Raymond James made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertions. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Blue Ridge or of Bay Banks. With respect to the Projections, Pro Forma Financial Adjustments, and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Blue Ridge’s consent, assumed that the Projections, Pro Forma Financial Adjustments and such other information and data were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of Blue Ridge and Raymond James relied upon Blue Ridge to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. With respect to the future estimates of potential cost savings, operating efficiencies, revenue effects, one-time costs and other financial adjustments expected to result from the merger (the “Synergies”) underlying the Pro Forma Financial Adjustments, Raymond James, with Blue Ridge’s consent, assumed that they will be realized in the amounts and at the time periods indicated thereby. Raymond James expressed no opinion with respect to the Projections, Pro Forma Financial Adjustments, Synergies or the assumptions on which they were based. Raymond James assumed that the final form of the merger agreement would be substantially similar to the draft reviewed by Raymond James, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each such party would perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger, Bay Banks or Blue Ridge that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. Raymond James provided advice to Blue Ridge with respect to the proposed merger. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the merger. Raymond James did not solicit indications of interest with respect to a transaction involving Blue Ridge nor did Raymond James advise Blue Ridge with respect to its strategic alternatives. The opinion of Raymond James did not express any opinion as to the likely trading range of Bay Banks common stock or Blue Ridge common stock following announcement or consummation of the merger, which have varied or may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Bay Banks and Blue Ridge at that time. The Raymond James opinion was limited to the fairness, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to Blue Ridge.

Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Blue Ridge Board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Blue Ridge, on the fact that Blue Ridge was assisted by legal, accounting and tax advisors, and, with the consent of Blue Ridge, relied upon and assumed the accuracy and completeness of the assessments by Blue Ridge and its advisors, as to all legal, accounting and tax matters with respect to Blue Ridge, Bay Banks and the merger, including, without limitation, that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Raymond James was not an expert in the evaluation of allowances for loan and lease losses and had not independently verified such allowances or reviewed or examined any individual loan or credit files. Raymond James assumed, with Blue Ridge’s consent, that the allowance for loan and lease losses (i) set forth in the respective financial statements of each of Blue Ridge and Bay Banks were adequate to cover such losses, (ii) would be adequate on a pro forma basis for the combined entity and (iii) complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements.

In formulating its opinion, Raymond James considered only what it understood to be the consideration to be received by Blue Ridge, and Raymond James did not consider, and did not express an opinion on, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Blue Ridge, or such class of persons, in connection with the merger whether relative to the consideration to be received by Blue Ridge or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Blue Ridge, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Blue Ridge’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Blue Ridge’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Blue Ridge or Bay Banks or the ability of Blue Ridge or Bay Banks to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Blue Ridge Board at its meeting on August 12, 2020, which material was considered by Raymond James in rendering its opinion. No company used in the analyses described below is identical or directly comparable to Blue Ridge or Bay Banks.

Contribution Analysis. Raymond James analyzed the relative contribution of Blue Ridge and Bay Banks to certain financial and operating metrics for the pro forma combined company resulting from the merger. The financial and operating metrics included: (i) total assets, excluding PPP loans; (ii) gross loans, excluding PPP loans; (iii) total deposits; (iv) tangible common equity; (v) shareholders equity; (vi) estimated 2020 pre-tax, pre-provision (“PTPP”) net income, excluding estimated PPP fees and excluding a $10 million pre-tax goodwill impairment in 2020 for Bay Banks (“Goodwill Impairment”); and (vii) estimated 2021 PTPP net income, excluding estimated PPP fees. The relative contribution analysis did not give effect to any Synergies as a result of the merger. The results of this analysis are summarized in the table below:

	Relative Contribution
	Blue Ridge	Bay Banks	Implied Exchange Ratio
Total Assets (Excl. PPP)	51.3%	48.7%	0.41x
Gross Loans (Excl. PPP)	44.7%	55.3%	0.53x
Total Deposits	49.0%	51.0%	0.45x
Tangible Common Equity	37.7%	62.3%	0.71x
Shareholders Equity	44.2%	55.8%	0.54x
2020E Pre-Tax, Pre-Provision Income (Excl. PPP Fees)	54.8%	45.2%	0.36x
2021E Pre-Tax, Pre-Provision Income (Excl. PPP Fees)	52.5%	47.5%	0.39x
Exchange Ratio in the Merger			0.50x

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Blue Ridge and Bay Banks based on the Projections. Consistent with the periods included in the Projections, Raymond James used estimated calendar year 2025 as the final year for the analysis and applied multiples, ranging from 11.0x to 13.0x, to estimated calendar year 2025 earnings in order to derive a range of estimated terminal values for Blue Ridge and Bay Banks in 2024.

For Blue Ridge and Bay Banks, Raymond James used discount rates ranging from 12.50% to 15.50%. Raymond James arrived at its discount rate range by using the 2019 Duff & Phelps Valuation Handbook. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of Blue Ridge and Bay Banks and calculated a range of implied exchange ratios by dividing the maximum implied per share value of Blue Ridge common stock by the minimum implied per share value of Bay Banks common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of Blue

Ridge common stock by the maximum implied per share value of Bay Banks common stock to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:

	Implied Per Share Value				Implied Exchange Ratio
	Blue Ridge		Bay Banks
	Low	High	Low	High	Low/High		High/Low
Net Income Terminal Multiple	$18.81	$25.02	$9.38	$11.60	0.37x	-	0.62x
Exchange Ratio in the Merger					0.50x

Selected Public Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for its analysis. The selected group represents companies Raymond James believed to be relevant to each of Blue Ridge and Bay Banks. Raymond James selected certain public companies that: (i) are headquartered in Virginia and North Carolina; and (ii) have total assets between $750 million and $3.5 billion. The aforementioned financial characteristics were shown for the bank subsidiary if consolidated data was unavailable, and the financial characteristics were based on the most recent last twelve month period reported as of June 30, 2020, except for Southern BancShares (N.C.), Inc., Burke & Herbert Bank & Trust, and First Bancorp Inc., for which the most recent financial data was as of March 31, 2020. The selected group excludes targets of announced mergers. No company used in the analysis described below is identical or directly comparable to either Blue Ridge or Bay Banks. The selected public companies Raymond James deemed relevant include the following:

•	Southern BancShares (N.C.), Inc.

•	Burke & Herbert Bank & Trust

•	Southern National Bancorp of Virginia, Inc.

•	First Community Bankshares, Inc.

•	American National Bankshares, Inc.

•	First Bancorp, Inc.

•	C&F Financial Corporation

•	John Marshall Bancorp, Inc.

•	FVCBankcorp, Inc.

•	Community Bankers Trust Corporation

•	MainStreet Bancshares, Inc.

•	National Bankshares, Inc.

•	Peoples Bancorp of North Carolina, Inc.

•	Select Bancorp, Inc.

•	Old Point Financial Corporation

•	Chesapeake Financial Shares, Inc.

•	Eagle Financial Services, Inc.

•	UB Bancorp

•	F & M Bank Corporation

•	First National Corporation

•	Bank of the James Financial Group, Inc.

•	Fauquier Bankshares, Inc.

•	Virginia National Bankshares Corporation

Raymond James calculated various financial multiples for each selected public company, including price per share at close on August 10, 2020 compared to: (i) basic tangible book value (“TBV”) per share at June 30, 2020, per S&P Global Market Intelligence; (ii) estimated 2020 PTPP earnings per share (“EPS”), as shown by mean street consensus estimates per S&P Global Market Intelligence; and (iii) estimated 2021 PTPP EPS, as shown by mean street consensus estimates per S&P Global Market Intelligence. All financial multiples—TBV per share, 2020E PTPP EPS, and 2021E PTPP EPS—greater than two standard deviations away from the unadjusted mean were considered not meaningful. Raymond James reviewed the 75th percentile, mean, median, and 25th percentile relative valuation multiples of the selected public companies. The results of the selected companies’ analysis for each of Blue Ridge and Bay Banks are summarized below:

	Blue Ridge Multiples				Bay Banks Multiples
	25th Pctl.		75th Pctl.		25th Pctl.		75th Pctl.
Tangible Book Value	76%		86%		76%		86%
2020E PTPP EPS (Excl. PPP Fees)	5.1	x	7.2	x	5.1	x	7.2	x
2021E PTPP EPS (Excl. PPP Fees)	5.1	x	7.3	x	5.1	x	7.3	x

Taking into account the results of the selected public companies analysis, Raymond James applied the 75th and 25th percentiles of the price to tangible book value per share ratio and earnings per share multiples to corresponding financial data for each of Blue Ridge and Bay Banks. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of Blue Ridge by the lower implied per share value of Bay Banks to calculate the implied exchange ratio, and by dividing the lower implied per share value of Blue Ridge by the higher implied per share value of Bay Banks to calculate the low implied exchange ratio. The results of the selected public companies analysis are summarized below:

	Implied Per Share Value				Implied Exchange Ratio
	Blue Ridge		Bay Banks
	Low	High	Low	High	Low/High		High/Low
Tangible Book Value	$9.67	$10.95	$6.75	$7.64	0.62x	-	0.79x
2020E PTPP EPS (Excl. PPP Fees)	$13.10	$18.54	$4.62	$6.54	0.25x	-	0.50x
2021E PTPP EPS (Excl. PPP Fees)	$14.47	$20.64	$5.61	$8.01	0.27x	-	0.55x
Exchange Ratio in the Merger					0.50x

Pro Forma Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity, taking into account the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments. In this analysis, Raymond James used the Projections for each of Blue Ridge and Bay Banks, and the Pro Forma Financial Adjustments, each of which was provided by Blue Ridge management and approved by it for the use by Raymond James, and Raymond James assumed discount rates ranging from 12.50% to 15.50%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma combined entity could generate over the period from December 31, 2020 through December 31, 2024 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the estimated Pro Forma Financial Adjustments. Raymond James assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of the pro forma combined entity, Raymond James applied a range of 11.0x to 13.0x the pro forma combined entity’s estimated 2025 earnings. This discounted cash flow analysis resulted in an illustrative range of implied values of $23.31 to $29.98 for each share of Blue Ridge common stock in the proposed merger.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.

Pro Forma Impact Analysis. For informational purposes only, Raymond James performed a pro forma financial impact analysis that combined projected balance sheet and 2021 and 2022 estimated EPS information of Blue Ridge and Bay Banks. Using (i) closing balance sheet estimates as of December 31, 2020 for each of Blue Ridge and Bay Banks; (ii) financial forecasts and projections of each of Blue Ridge and Bay Banks for the year ending 2021 and the year ending 2022; and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger, as well as the purchase accounting adjustments), each of which were provided by Blue Ridge management. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Blue Ridge’s estimated tangible book value per share at December 31, 2020, and accretive to Blue Ridge’s estimated 2021 and 2022 earnings per share. For all of the above analyses, the actual results achieved by the pro forma company following the merger may vary from the projected results, and the variations may be material.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Blue Ridge.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Blue Ridge. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Blue Ridge Board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to Blue Ridge of the exchange ratio in the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Blue Ridge Board in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Blue Ridge Board’s or Blue Ridge management’s views with respect to Blue Ridge, Bay Banks or the merger. Raymond James provided advice to Blue Ridge with respect to the proposed merger. Raymond James did not, however, recommend any specific amount of consideration to the Blue Ridge Board or that any specific consideration constituted the only appropriate consideration for the merger. Blue Ridge placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of August 12, 2020, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. As the Blue Ridge Board was aware, the credit, financial and stock markets had been experiencing unusual volatility and Raymond James expressed no opinion or view as to any potential effects of such volatility on the merger, Blue Ridge, or Bay Banks and the Raymond James opinion did not purport to address potential developments in any such markets. As the Blue Ridge Board was aware, there was significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). Raymond James expressed no opinion or view as to the potential impact of the Pandemic Effects on its analysis, its opinion, the merger, Blue Ridge or Bay Banks. Raymond James relied upon and assumed, without independent verification, that, other than as had been disclosed to Raymond James, there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Blue Ridge of Bay Banks since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Blue Ridge will pay Raymond James a fee for advisory services in connection with the merger equal to $1,250,000 (inclusive of a retainer fee of $50,000 paid when Raymond James was engaged, a fee of $150,000 paid when Raymond James delivered its opinion, and a fee of $500,000 paid when the merger agreement was executed), of which $550,000 is contingent upon the closing of the merger. Blue Ridge also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Blue Ridge and Bay Banks for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James provided certain services to Blue Ridge in the previous two years, including (i) having served as sole financial advisor for Blue Ridge’s purchase of Virginia Community Bankshares, Inc. in May 2019, for which Raymond James received fees, and (ii) having served as sole placement agent for a common equity private placement in February 2019, for which Raymond James received fees. Raymond James may provide investment banking, financial advisory and other financial services to Blue Ridge and/or Bay Banks or other participants in the merger in the future, for which Raymond James may receive compensation.

Bay Banks’ Reasons for the Merger; Recommendations of the Bay Banks Board

After careful consideration, the Bay Banks Board has determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Bay Banks and its shareholders.

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that Bay Banks shareholders approve the merger agreement, the Bay Banks Board evaluated the merger agreement and the merger in consultation with Bay Banks’ management, as well as Bay Banks’ financial and legal advisors, and considered a number of factors, including, among others, the following principal factors which are not presented in order of priority:

•

the review undertaken by the Bay Banks Board and management with respect to the business strategy of Bay Banks and its prospects for the future as an independent institution, and the strategic alternatives available to Bay Banks;

•

the expectation that the merger will create the fourth largest community bank headquartered in Virginia, with nearly $2.5 billion in assets, and the benefits of increased scale, cost savings, and operating efficiencies;

•

the strategic opportunities associated with merging Bay Banks and Blue Ridge, including complementary geographical markets and lines of business that will provide enhanced capabilities, a more diverse revenue stream and a platform for expansion of growth opportunities;

•

the ability of Bay Banks’ shareholders to benefit from the combined company’s potential growth and stock appreciation, and the expectation that the combined company will have superior future earnings and prospects compared to Bay Banks’ earnings and prospects on an independent basis;

•

the fact that Blue Ridge’s common stock is listed on the NYSE American, and the expectation that the combined company will offer greater potential for increased liquidity for its shareholders versus Bay Banks on a standalone basis;

•

a review of the historical financial statements and condition of Blue Ridge and certain other information, primarily financial in nature, relating to the business, earnings, financial condition and prospects of Blue Ridge and its ability to successfully complete the merger and provide increased value to Bay Banks shareholders following the merger, taking into account the results of Bay Banks’ due diligence investigation of Blue Ridge;

•

a review of the prospects, challenges and risks facing Bay Banks in the current competitive, economic, financial and regulatory climate, including the low interest rate environment, accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, and the and the ability of a larger institution to address these challenges and compete in the banking environment;

•

the complementary nature of the products, customers and markets of the two companies, which Bay Banks believes should provide the opportunity to mitigate risks, including areas within the banks’ respective loan portfolios disproportionately affected by the COVID-19 pandemic, and increase potential returns;

•	the fact that the aggregate transaction value would be approximately $100.4 million, estimated as of August 12, 2020;

•

the financial and other terms of the merger agreement, including the merger consideration, deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•

that the executive management team of the combined company, including Mr. Greene as President and Chief Operating Officer and Ms. Gavant as Chief Financial Officer, will represent a deeply experienced and talented management team with a shared vision of commitment to customers;

•

the provisions of the merger agreement setting forth the corporate governance of the combined company, including that the combined company’s board of directors would be comprised of seven legacy Blue Ridge directors and six legacy Bay Banks directors, which the Bay Banks Board believes will enhance the likelihood that the strategic benefits that Bay Banks expects to achieve as a result of the merger will be realized;

•	the compatibility of Bay Banks’ and Blue Ridge’s culture and similar commitments to the communities they serve and the customer relationships they foster;

•	the likelihood that Blue Ridge will be able to complete a merger transaction from a financial and regulatory perspective; and

•

the financial analyses and opinion of PSC delivered to the Bay Banks Board on August 12, 2020, to the effect that, as of that date, and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the common shareholders of Bay Banks.

The Bay Banks Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberations on the merger, including, without limitation, the following, which are not presented in order of priority:

•

the fact that Bay Banks would be prohibited from soliciting acquisition proposals after execution of the merger agreement, and the possibility that, while it was not viewed as precluding other proposals, the

$4.0 million termination fee payable to Blue Ridge upon the termination of the merger agreement under certain circumstances could potentially discourage certain other potential acquirers from making a competing offer to acquire Bay Banks;

•	the potential risks and costs associated with integrating Bay Banks and Blue Ridge’s businesses, operations and workforces;

•	the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time periods;

•	the impacts of and uncertainty surrounding the COVID-19 pandemic on Blue Ridge, Bay Banks and U.S. financial markets;

•

the fact that certain of Bay Banks’ directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Bay Banks shareholders, as described in more detail in the section entitled “—Interests of Bay Banks Directors and Officers in the Merger”;

•	the possibility that the merger and the integration process could result in employee attrition and have a negative effect on business and customer relationships;

•

the fact that, while Bay Banks expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the closing of the merger, might not be obtained, and as a result, the merger may not be completed;

•

while the merger is pending, Bay Banks’ officers and employees will have to focus extensively on actions required to complete the merger, which could divert their attention from Bay Banks’ business, and Bay Banks will incur substantial costs even if the merger is not consummated;

•

while the merger is pending, Bay Banks will be subject to certain customary restrictions on the conduct of its business, which may delay or prevent it from pursuing business opportunities that may arise, or preclude it from taking actions that would be advisable if it was to remain independent;

•

the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risk and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships;

•	the possibility of litigation in connection with the merger; and

•	other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Bay Banks Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Bay Banks Board. In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Bay Banks Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Bay Banks Board considered all these factors as a whole, including discussions with, and questioning of, Bay Banks’ management and Bay Banks’ financial and legal advisors, and overall considered the factors to be favorable to, and support, its determination to approve the merger agreement and the transactions contemplated thereby, including the merger.

This explanation of the Bay Banks Board’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The Bay Banks Board unanimously determined that the merger agreement is in the best interests of Blue Ridge and its shareholders. Accordingly, the Bay Banks Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Bay Banks merger proposal.

Opinion of Bay Banks’ Financial Advisor

Bay Banks retained Piper Sandler to act as financial advisor to the Bay Banks Board in connection with Bay Banks’ consideration of a possible business combination. Bay Banks selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to the Bay Banks Board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the August 12, 2020 meeting at which the Bay Banks Board considered the merger and the merger agreement, Piper Sandler delivered to the Bay Banks Board its oral opinion, which was subsequently confirmed in writing on August 12, 2020, to the effect that, as of such date, the exchange ratio was fair to the holders of Bay Banks common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Bay Banks common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the Bay Banks Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Bay Banks as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Bay Banks common stock and did not address the underlying business decision of Bay Banks to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Bay Banks or the effect of any other transaction in which Bay Banks might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Bay Banks or Blue Ridge, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	a draft of the merger agreement, dated August 12, 2020;

•	certain publicly available financial statements and other historical financial information of Bay Banks that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Blue Ridge that Piper Sandler deemed relevant;

•	certain internal financial projections for Bay Banks for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Bay Banks;

•

certain internal financial projections for Blue Ridge for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years ending December 31, 2023 and December 31, 2024 and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Blue Ridge;

•

the pro forma financial impact of the merger on Blue Ridge based on certain assumptions relating to transaction expenses, purchase accounting adjustments, and cost savings, as well as certain adjustments to Bay Banks’ loan loss provision expense for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of Blue Ridge;

•

the relative contribution of assets, equity and earnings of Bay Banks and Blue Ridge to the combined entity, as well as their respective business models, deposit bases, branch locations and opportunities for synergies and cost savings as a result of the merger, as discussed with the senior management of Bay Banks;

•

the publicly reported historical price and trading activity for Bay Banks common stock and Blue Ridge common stock, including a comparison of certain stock trading information for Bay Banks common stock and Blue Ridge common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Bay Banks and Blue Ridge with similar financial institutions for which information was publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Bay Banks and its representatives the business, financial condition, results of operations and prospects of Bay Banks and held similar discussions with certain members of the senior management of Blue Ridge and its representatives regarding the business, financial condition, results of operations and prospects of Blue Ridge.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to Piper Sandler from public sources, that was provided to Piper Sandler by Bay Banks, Blue Ridge or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective senior managements of Bay Banks and Blue Ridge that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any respect material to its analyses. Piper Sandler was not asked to perform and did not undertake an independent verification of any such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bay Banks or Blue Ridge. Piper Sandler rendered no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of Bay Banks or Blue Ridge. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Bay Banks or Blue Ridge, or the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Bay Banks or Blue Ridge. Piper Sandler assumed, with Bay Banks’ consent, that the respective allowances for loan losses for both Bay Banks and Blue Ridge were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Bay Banks for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Bay Banks. In addition, Piper Sandler used certain internal financial projections for Blue Ridge for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years ending December 31, 2023 and December 31, 2024 and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Blue Ridge. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments to Bay Banks’ loan loss provision expense for the years ending December 31, 2021 through December 31, 2024, as provided by the senior managements of Blue Ridge. With respect to the foregoing information, the respective senior managements of Bay Banks and Blue Ridge confirmed to Piper Sandler that such information reflected the best currently available estimates and judgements of those respective senior managements as to the future financial performance of Bay Banks and Blue Ridge, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler expressed no opinion as to such estimates or judgements, or the assumptions on which they were based. Piper Sandler assumed that there had been no material change in Bay Banks’ or Blue Ridge’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Bay Banks and Blue Ridge would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with Bay Banks’ consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Bay Banks, Blue Ridge, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Bay Banks’ consent, Piper Sandler relied upon the advice that Bay Banks received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Bay Banks common stock or Blue Ridge common stock at any time or what the value of Blue Ridge common stock will be once it is actually received by the holders of Bay Banks common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Bay Banks Board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Bay Banks or Blue Ridge and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Bay Banks and Blue Ridge and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio to the holders of Bay Banks common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Bay Banks, Blue Ridge and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Bay Banks Board at its August 12, 2020 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Bay Banks common stock or Blue Ridge common stock or the prices at which Bay Banks or Blue Ridge common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Bay Banks Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Bay Banks Board with respect to the fairness of the exchange ratio.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Bay Banks common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.5000 of a share of common stock of Blue Ridge. Based on the closing price per share of Blue Ridge common stock on August 11, 2020 of $14.63 and based upon 13,344,104 shares of Bay Banks common stock outstanding and 222,460 Bay Banks options outstanding with a weighted average exercise price of $7.83, Piper Sandler calculated an aggregate implied transaction value of $97.8 million. Based upon financial information for Bay Banks as of or for the last twelve months (“LTM”) ended June 30, 2020 and the closing price of Bay Banks’ common stock on August 11, 2020, Piper Sandler calculated the following implied transaction metrics:

Transaction Price / Bay Banks June 30, 2020 Book Value per Share	81%
Transaction Price / Bay Banks June 30, 2020 Tangible Book Value per Share	82%
Transaction Price / Bay Banks June 30, 2020 LTM Earnings per Share¹	17.4	x
Transaction Price / Bay Banks 2020E Earnings per Share²	20.6	x
Transaction Price / Bay Banks 2021E Median Analyst GAAP Earnings per Share²	11.4	x
Tangible Book Premium / Core Deposits³	-2.8%
Tangible Book Premium / Core Deposits[4]	-2.3%
Premium to Bay Banks Market Price as of August 11, 2020	22.1%

1)	Excludes the after-tax impact of Bay Banks goodwill impairment of $9.8 million in Q2 2020
2)	As provided by Bay Banks management
3)	Core deposits defined as total deposits less time deposits with balances greater than $100,000
4)	Core deposits defined as total deposits less time deposits with balances greater than $250,000

Contribution Analysis

Piper Sandler reviewed the relative contributions of Bay Banks and Blue Ridge to the pro forma balance sheet and income of the combined entity. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of Bay Banks and Blue Ridge shareholders in the combined company:

	Bay Banks		Blue Ridge
$ value in millions
Balance Sheet:	$	%	$	%
Net Loans	$1,041	47.5%	$1,151	52.5%
Net Loans, Excluding PPP	$985	55.2%	$801	44.8%
Total Assets	$1,238	43.7%	$1,595	56.3%
Total Deposits	$1,007	51.0%	$966	49.0%
Total Equity	$120	55.7%	$95	44.3%
Tangible Common Equity	$118	62.3%	$72	37.7%

Earnings:
Year-to-date Pre-tax Pre-Provision Net Revenue¹	$6.8	34.1%	$13.0	65.9%
Year-to-date Net Income²	$1.6	18.9%	$7.1	81.1%
2020E Net Income²	$4.6	28.7%	$11.5	71.3%
2021E Net Income²	$8.4	41.7%	$11.7	58.3%

Market Valuation:
Market Capitalization as of 8/11/2020	$80	49.1%	$83	50.9%
Pro Forma Ownership to Common Shareholders		53.8%		46.2%

1)	Excludes pre-tax impact of Bay Banks goodwill impairment of $10.4 million in Q2 2020
2)	Excludes after-tax impact of Bay Banks goodwill impairment of $9.8 million in Q2 2020

Stock Trading History

Piper Sandler reviewed the publicly available historical reported trading prices of Bay Banks common stock and Blue Ridge common stock for the one-year and three-year periods ended August 11, 2020. Piper Sandler then compared the relationship between the movements in the price of Blue Ridge common stock and Bay Banks common stock, respectively, to movements in their peer group (as described below) as well as certain stock indices.

One-Year Stock Performance

	Beginning Value August 11, 2019	Ending Value August 11, 2020
Bay Banks	100%	74.0%
Blue Ridge	100%	74.1%
Peer Group	100%	70.8%
S&P 500 Index	100%	114.2%
NASDAQ Bank Index	100%	81.5%

Three-Year Stock Performance

	Beginning Value August 11, 2017	Ending Value August 11, 2020
Bay Banks	100%	63.1%
Blue Ridge	100%	99.7%
Peer Group	100%	72.3%
S&P 500 Index	100%	136.6%
NASDAQ Bank Index	100%	80.7%

Comparable Company Analyses

Piper Sandler used publicly available information to compare selected financial information for Bay Banks and Blue Ridge with a group of financial institutions selected by Piper Sandler. The Bay Banks and Blue Ridge peer group included publicly traded bank and thrifts headquartered in Virginia, North Carolina, South Carolina and Tennessee with total assets between $750 million and $2.0 billion as of August 12, 2020 (the “Peer Group”)¹. The Peer Group consisted of the following companies:

Bank of the James Financial Group, Inc.	FVCBankcorp, Inc.
Benchmark Bankshares, Inc.	GrandSouth Bancorporation
C&F Financial Corporation	John Marshall Bancorp, Inc.
Chesapeake Financial Shares, Inc.	MainStreet Bancshares, Inc.
CoastalSouth Bancshares, Inc.	Mountain Commerce Bancorp, Inc.
Community Bankers Trust Corporation	National Bankshares, Inc.
Eagle Financial Services, Inc.	Old Point Financial Corporation
F & M Bank Corp.	Parkway Acquisition Corp.
Fauquier Bankshares, Inc.	Peoples Bancorp of North Carolina, Inc.
First Community Corporation	Security Federal Corp.
First Farmers and Merchants Corporation	Select Bancorp, Inc.
First National Corporation	South Atlantic Bancshares, Inc.
First Reliance Bancshares, Inc.	Virginia National Bankshares Corporation

1)	Excludes CNB Corporation and UB Bancorp due to undisclosed shares outstanding and First Citizens Bancshares, Inc. due to financial information only available as of 12/31/2019.

The analysis compared financial data for Bay Banks and Blue Ridge with corresponding data for the Peer Group as of or for the last twelve months ended June 30, 2020 (unless otherwise noted) with pricing data as of August 11, 2020. The table below sets forth the data for Bay Banks, Blue Ridge, and the median, mean, low and high data for the Peer Group.

Bay Banks and Blue Ridge Comparable Company Analysis ¹

	Bay Banks		Blue Ridge	Peer Group Median	Peer Group Mean	Peer Group Low	Peer Group High
Total assets ($M)	1,238		1,595	1,108	1,206	763	1,983
Loans / Deposits (%)	104.6		106.8	86.6	84.4	60.6	104.0
Loan Loss Reserves / Gross Loans	1.14		0.71	0.97	1.07	0.67	2.39
Nonperforming Assets / Total Assets (%)	1.38		0.25	0.53	0.54	0.04	1.39
Tangible Common Equity/Tangible Assets (%)²	9.58		4.56	9.52	9.38	7.79	13.17
Tier 1 Leverage Ratio (%)	10.25		7.39	9.81	9.81	8.14	13.42
Total Risk-Based Capital Ratio (%)	13.38		12.05	13.8	14.31	10.79	21.51
CRE / Total Risk-Based Capital Ratio (%)³	295.9		256.3	216.3	239.5	139.9	409.4
LTM Return on Average Assets (%)	-0.37	[4]	0.92	0.93	0.92	0.59	1.33
LTM Return on Average Equity (%)	-3.41	[4]	10.76	8.76	8.87	3.76	13.82
LTM Net Interest Margin (%)	3.30		3.32	3.69	3.72	3.05	5.04
LTM Efficiency Ratio (%)	67.6		72.6	69.5	67.4	43.4	83.0
Price/Tangible Book Value (%)	67		115	81	82	71	98
Price/LTM Earnings per Share (x)	NM		9.0	9.5	10.0	6.9	18.4
Current Dividend Yield (%)	0.0		3.9	2.8	2.5	0.0	5.2
Market Value ($M)	80		83	85	91	47	170

1)	Bank level financial data used when holding company information was unavailable.
2)	Financial data as of March 31, 2020 was used for F&M Bank Corp.
3)	For banks that have adopted the community bank leverage ratio, the ratio reflects Tier 1 Capital plus ALLL in lieu of Total Risk Based Capital
4)	Excluding the after-tax impact of Bay Banks’ goodwill impairment of $9.8 million in Q2 2020, LTM Return on Average Assets and Return on Average Equity would have been 0.48% and 4.36%, respectively

Net Present Value Analyses

Piper Sandler performed an analysis that estimated the net present value of Bay Banks common stock assuming Bay Banks performed in accordance with certain internal financial projections for Bay Banks for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Bay Banks. To approximate the terminal value of a share of Bay Banks common stock at December 31, 2024, Piper Sandler applied price to 2024 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2024 tangible book value ranging from 70% to 110%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Bay Banks common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Bay Banks common stock of $4.43 to $9.27 when applying multiples of earnings and $4.52 to $9.17 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$5.71	$6.42	$7.13	$7.85	$8.56	$9.27
10.0%	5.47	6.15	6.83	7.51	8.20	8.88
11.0%	5.24	5.89	6.54	7.20	7.85	8.51
12.0%	5.02	5.64	6.27	6.90	7.53	8.15
13.0%	4.81	5.41	6.01	6.61	7.21	7.82
14.0%	4.61	5.19	5.77	6.34	6.92	7.50
15.0%	4.43	4.98	5.53	6.08	6.64	7.19

Tangible Book Value Per Share Multiples

Discount Rate	70%	80%	90%	100%	110%
9.0%	$5.83	$6.67	$7.50	$8.33	$9.17
10.0%	5.59	6.38	7.18	7.98	8.78
11.0%	5.35	6.11	6.88	7.64	8.41
12.0%	5.13	5.86	6.59	7.32	8.06
13.0%	4.92	5.62	6.32	7.02	7.72
14.0%	4.71	5.39	6.06	6.73	7.41
15.0%	4.52	5.17	5.81	6.46	7.11

Piper Sandler also considered and discussed with the Bay Banks Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Bay Banks’ earnings varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Bay Banks’ common stock, applying the price to 2024 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 12.24%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0%)	$4.22	$4.76	$5.29	$5.82	$6.35	$6.87
(10.0%)	4.48	5.04	5.60	6.16	6.72	7.28
(5.0%)	4.73	5.32	5.91	6.50	7.09	7.68
0.0%	4.98	5.60	6.22	6.84	7.47	8.09
5.0%	5.23	5.88	6.53	7.19	7.84	8.49
10.0%	5.47	6.16	6.84	7.53	8.21	8.90
15.0%	5.72	6.44	7.15	7.87	8.58	9.30

Piper Sandler also performed an analysis that estimated the net present value per share of Blue Ridge common stock, assuming Blue Ridge performed in accordance with certain internal financial projections for Blue Ridge for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years ending December 31, 2023 and December 31, 2024 and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Blue Ridge. To approximate the terminal value of a share of Blue Ridge common stock at December 31, 2024, Piper Sandler applied price to 2024 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2024 tangible book value ranging from 70% to 110%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Blue Ridge common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Blue Ridge common stock of $13.71 to $26.90 when applying multiples of earnings and $9.50 to $17.56 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$17.42	$19.31	$21.21	$23.11	$25.00	$26.90
10.0%	16.72	18.53	20.35	22.17	23.98	25.80
11.0%	16.05	17.79	19.53	21.27	23.01	24.75
12.0%	15.42	17.09	18.76	20.42	22.09	23.76
13.0%	14.82	16.42	18.02	19.62	21.22	22.81
14.0%	14.25	15.78	17.32	18.85	20.38	21.92
15.0%	13.71	15.18	16.65	18.12	19.59	21.06

Tangible Book Value Per Share Multiples

Discount Rate	70%	80%	90%	100%	110%
9.0%	$11.99	$13.38	$14.78	$16.17	$17.56
10.0%	11.52	12.85	14.19	15.52	16.85
11.0%	11.08	12.35	13.63	14.91	16.18
12.0%	10.65	11.88	13.10	14.32	15.55
13.0%	10.25	11.42	12.60	13.77	14.94
14.0%	9.87	10.99	12.12	13.24	14.37
15.0%	9.50	10.58	11.66	12.74	13.82

Piper Sandler also considered and discussed with the Bay Banks Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Blue Ridge’s earnings varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Blue Ridge common stock, applying the price to 2024 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 12.24%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0%)	$13.32	$14.73	$16.13	$17.54	$18.95	$20.35
(10.0%)	13.98	15.47	16.96	18.45	19.94	21.43
(5.0%)	14.64	16.22	17.79	19.36	20.93	22.50
0.0%	15.31	16.96	18.61	20.27	21.92	23.58
5.0%	15.97	17.70	19.44	21.18	22.91	24.65
10.0%	16.63	18.45	20.27	22.09	23.91	25.73
15.0%	17.29	19.19	21.10	23.00	24.90	26.80

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

Piper Sandler analyzed certain potential pro forma effects of the merger on Blue Ridge assuming the merger closes on December 31, 2020. Piper Sandler utilized the following information and assumptions: (a) certain internal financial projections for Bay Banks for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Bay Banks, (b) certain internal financial projections for Blue Ridge for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years ending December 31, 2023 and December 31, 2024 and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Blue Ridge, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments, and cost savings, as well as certain adjustments to Bay Banks’ loan loss provision expense for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of Blue Ridge. The analysis indicated that the merger could be accretive to Blue Ridge’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2021 through December 31, 2024 and accretive to Blue Ridge’s estimated tangible book value per share at close and at December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024.

In connection with this analysis, Piper Sandler considered and discussed with the Bay Banks Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship

Piper Sandler is acting as Bay Banks’ financial advisor in connection with the merger and will receive a fee for such services in an amount equal to $1,300,000, a significant portion of which is contingent upon the consummation of the merger. Piper Sandler also received a $250,000 fee from Bay Banks upon rendering its opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon consummation of the merger. Bay Banks has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

In the two years preceding the date its opinion, Piper Sandler provided certain other investment banking services to Bay Banks. In summary, Piper Sandler (i) provided specific and general advisory services in 2018 and 2019 for which Piper Sandler received aggregate fees of $100,000, and (ii) acted as placement agent in connection with the offer and sale of Bay Banks subordinated debt in 2019 for which Piper Sandler received approximately $825,000 in fees and expense reimbursement. In the two years preceding the date of its opinion, Piper Sandler provided certain investment banking services to Blue Ridge. In summary, Piper Sandler acted as financial advisor in connection with Blue Ridge’s capital raising activities in 2020 for which Piper Sandler received a fee of $300,000. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Bay Banks and Blue Ridge. Piper Sandler may also actively trade the equity and debt securities of Bay Banks and Blue Ridge for Piper Sandler’s own account and for the accounts of Piper Sandler’s customers.

Certain Unaudited Prospective Financial Information

Blue Ridge and Bay Banks do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Blue Ridge and Bay Banks are including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to or discussed with the parties’ respective financial advisors in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Blue Ridge, Bay Banks, Raymond James or Piper Sandler, their respective representatives or any other recipients of this information considered, or now considers, it to be necessarily predictive of actual or future results, or that it should be construed as financial guidance, and it should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Blue Ridge’s and Bay Banks’ respective business, all of which are difficult to predict and many of which are beyond Blue Ridge’s and Bay Banks’ control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Blue Ridge and Bay Banks can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Blue Ridge’s and Bay Banks’ business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the various risks similar to those set forth in the “Risk Factors” section beginning on page 31.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Blue Ridge’s and Bay Banks’ historical GAAP financial statements. Neither Blue Ridge’s or Bay Banks’ auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Blue Ridge and Bay Banks can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Blue Ridge and Bay Banks do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Blue Ridge or Bay Banks, as applicable, of the merger and does not attempt to predict or suggest future results of Blue Ridge after giving effect to the merger. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Blue Ridge as a result of the merger, the effect on either Blue Ridge or Bay Banks, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Blue Ridge or Bay Banks, as applicable, of any possible failure of the merger to occur. None of Blue Ridge, Bay Banks, Raymond James or Piper Sandler or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Blue Ridge or Bay Banks shareholder or other person regarding Blue Ridge’s or Bay Banks’ ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved.

In light of the foregoing, and considering that the special meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Blue Ridge and Bay Banks shareholders are cautioned not to place unwarranted reliance on such information, and Blue Ridge and Bay Banks urge all shareholders to review Blue Ridge’s and Bay Banks’ financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Blue Ridge’s and Bay Banks’ business and financial results.

For purposes of Piper Sandler’s Bay Banks net present value analysis performed in connection with Piper Sandler’s opinion, Piper Sandler used certain internal financial projections for Bay Banks for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Bay Banks. The following table summarizes this unaudited prospective financial information for the fiscal years ended in the periods presented with respect to Bay Banks as used by Piper Sandler:

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Net Income ($000s)	$(5,146)	$8,371	$10,200	$12,131	$14,064
Net Income Excluding Goodwill Writedown ($000s)	4,638
Earnings Per Share ($)	(0.39)	$0.64	$0.78	$0.93	$1.07
Dividends Per Share ($)	—	—	—	—	—

For purposes of Piper Sandler’s Blue Ridge net present value analysis performed in connection with Piper Sandler’s opinion, Piper Sandler used certain internal financial projections for Blue Ridge for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years thereafter, and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Blue Ridge. The following table summarizes this unaudited prospective financial information for the periods presented with respect to Blue Ridge as used by Piper Sandler:

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Net Income ($000s)	$11,500	$11,726	$13,484	$14,832	$16,334
Earnings Per Share ($)	2.02	2.05	2.36	2.59	2.86
Dividends Per Share ($)	0.58	0.59	0.60	0.61	0.62

For purposes of Raymond James’ discounted cash flow analysis performed in connection with Raymond James’ opinion, Raymond James used certain financial projections prepared by the management of Blue Ridge relating to Bay Banks for the periods ending December 31, 2020 through December 31, 2024. The following table summarizes this unaudited prospective financial information with respect to Bay Banks as used by Raymond James:

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Standalone Tangible Assets ($000s)	$1,242,500	$1,283,200	$1,377,800	$1,476,400	$1,581,000
Net Income ($000s)	4,600	8,400	10,200	12,100	14,100

Interests of Bay Banks’ Directors and Officers in the Merger

In considering the recommendation of the Bay Banks Board that you approve the merger, you should be aware that Bay Banks’ directors and executive officers have interests that are different from, or are in addition to, those of Bay Banks shareholders generally. The Bay Banks Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Appointment of Individuals to the Boards of Directors of Blue Ridge

Pursuant to the merger agreement, Blue Ridge will appoint six of Bay Banks’ directors (including C. Frank Scott, III, the Chairman of the Bay Banks Board, and Randal R. Greene, Bay Banks’ President and Chief Executive Officer) as directors of Blue Ridge and Blue Ridge Bank effective upon consummation of the merger. Subject to the Blue Ridge Board’s compliance with its fiduciary duties, Blue Ridge and Blue Ridge Bank also will nominate and recommend these individuals for reelection to the Blue Ridge Board at the first annual meeting of shareholders following the effective time of the merger.

The merger agreement provides that the four individuals to be appointed as directors of Blue Ridge (in addition to Messrs. Scott and Greene) will be chosen by Bay Banks after consultation with Blue Ridge. Bay Banks currently intends to select [●], [●], [●] and [●] as the four additional Bay Banks directors to be appointed as directors of Blue Ridge and Blue Ridge Bank.

As directors of Blue Ridge and Blue Ridge Bank, Messrs. Scott, [●], [●], [●] and [●] will be compensated in accordance with Blue Ridge’s director compensation policy as then in effect. Mr. Greene will not receive director compensation as he will be an officer of Blue Ridge and will be compensated under the terms of his employment agreement with Blue Ridge. For more information, see “Information about Blue Ridge–Board of Directors and Director Compensation” beginning on page 134.

Employment with Blue Ridge Bank Following the Merger

Blue Ridge has agreed to appoint Mr. Greene to serve as President and Chief Operating Officer of Blue Ridge and President and Chief Executive Officer of Blue Ridge Bank, Ms. Gavant to serve as Executive Vice President and Chief Financial Officer of Blue Ridge and Blue Ridge Bank and Ms. Pittman to serve as Executive Vice President, Northern Neck Market of Blue Ridge Bank, all effective upon consummation of the merger. In connection with entering into the merger agreement, Blue Ridge and Blue Ridge Bank have entered into employment agreements with Mr. Greene and Ms. Gavant and Blue Ridge Bank has entered into an employment agreement with Ms. Pittman, each of which will be effective upon consummation of the merger.

Employment Agreement with Mr. Greene. Mr. Greene’s employment agreement provides for a term running through Blue Ridge’s 2024 annual meeting of shareholders, unless terminated earlier in accordance with the terms of the agreement. The employment agreement provides for a minimum base salary of $492,000 per year. Mr. Greene will have the opportunity to earn up to 30% of his base salary under a short-term incentive plan and up to 30% of his base salary under a long-term incentive plan. In addition, for 2021, Mr. Greene will receive a cash bonus of at least $50,000 in recognition of his increased responsibility in overseeing the integration of Blue Ridge and Bay Banks and Blue Ridge Bank and Virginia Commonwealth Bank. Mr. Greene will also be provided a split dollar life insurance benefit of $2,000,000 to a beneficiary of his designation.

Mr. Greene’s employment agreement provides for benefits in the event of a termination of his employment by Blue Ridge without “Cause” or by him, including for “Good Reason” (as those terms are defined in the employment agreement). In such cases, Mr. Greene will be entitled to receive his then-current base salary for the remainder of the term of his agreement and a welfare continuance benefit. Mr. Greene’s entitlement to the foregoing severance payments is subject to his execution of a release and waiver of claims against Blue Ridge and Blue Ridge Bank and his compliance with the restrictive covenants provided in his employment agreement.

Mr. Greene’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 24 months following the expiration of the employment agreement.

Employment Agreement with Ms. Gavant. Ms. Gavant’s employment agreement provides for a two-year term, unless terminated earlier in accordance with the terms of the agreement. The employment agreement provides for a minimum base salary of $260,000 per year. Ms. Gavant will have the opportunity to earn annual cash bonus payments in such amounts and at such times as may be determined by the Blue Ridge Board.

Ms. Gavant’s employment agreement provides for benefits in the event of a termination of her employment by Blue Ridge without “Cause” or by her for “Good Reason” (as those terms are defined in the employment agreement). In such cases, Ms. Gavant will be entitled to receive her then-current base salary for the lesser of the remainder of the term of her agreement and the period of time she has been employed by Blue Ridge and Bay Banks and a welfare continuance benefit. Ms. Gavant’s entitlement to the foregoing severance payments is subject to her execution of a release and waiver of claims against Blue Ridge and Blue Ridge Bank and her compliance with the restrictive covenants provided in her employment agreement.

Ms. Gavant’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 12 months following the expiration of the employment agreement.

Employment Agreement with Ms. Pittman. Ms. Pittman’s employment agreement provides for a two-year term, unless terminated earlier in accordance with the terms of the agreement. The employment agreement provides for a minimum base salary of $210,000 per year. Ms. Pittman will have the opportunity to earn annual cash bonus payments in such amounts and at such times as may be determined by the board of directors of Blue Ridge Bank. In addition, Ms. Pittman will receive a cash bonus of $200,000 in recognition of her increased responsibility in overseeing the integration of Blue Ridge and Bay Banks and Blue Ridge Bank and Virginia Commonwealth Bank. Ms. Pittman will also be provided a split dollar life insurance benefit of $1,000,000 to a beneficiary of her designation.

Ms. Pittman’s employment agreement provides for benefits in the event of a termination of her employment by Blue Ridge without “Cause” or by her for “Good Reason” (as those terms are defined in the employment agreement). In such cases, Ms. Pittman will be entitled to receive her then-current base salary for the lesser of the remainder of the term of her agreement and the period of time she has been employed by Blue Ridge Bank and Virginia Commonwealth Bank and a welfare continuance benefit. Ms. Pittman’s entitlement to the foregoing severance payments is subject to her execution of a release and waiver of claims against Blue Ridge and Blue Ridge Bank and her compliance with the restrictive covenants provided in her employment agreement.

Ms. Pittman’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 12 months following the expiration of the employment agreement.

Indemnification and Insurance

Blue Ridge has agreed to indemnify and advance expenses to any person who has rights to indemnification or advancement of expenses from Bay Banks or any of its subsidiaries against certain liabilities arising before the effective time of the merger. Blue Ridge also has agreed to purchase a six-year “tail” insurance policy providing for terms and conditions no less favorable than Bay Banks’ existing insurance, for the current directors and officers of Bay Banks, subject to a cap on the cost of such policy equal to 300% of the current amount expended by Bay Banks.

Merger Consideration to Be Received by Bay Banks Directors and Executive Officers in Exchange for Their Shares of Bay Banks Common Stock

As noted in “Security Ownership of Certain Beneficial Owners and Management of Bay Banks,” the directors and executive officers of Bay Banks beneficially own shares of Bay Banks common stock. As a result, like all other Bay Banks shareholders, these directors and officers will be entitled to receive merger consideration upon the consummation of the merger. As a result of the merger, each share of Bay Banks common stock will be converted into the right to receive 0.5000 of Blue Ridge common stock. Additionally, like other Bay Banks shareholders, these directors and officers will receive cash in lieu of fractional shares.

Certain directors and executive officers of Bay Banks also hold Bay Banks stock options and restricted stock. These equity-based awards, whether held by directors and executive officers of Bay Banks or other Bay Banks shareholders, will be treated in the merger as described under “Treatment of Bay Banks Stock Options and Other Equity-Based Awards.”

Potential Payments and Benefits to Bay Banks Named Executive Officers in Connection with a Change in Control

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about the payments and benefits that each of Bay Banks’ named executive officers will or may receive in connection with the merger, assuming: (i) that the effective time of the merger is October 2, 2020, which is the assumed date of the closing solely for purposes of the disclosure in this section; (ii) a per share price of Bay Banks common stock of $6.59, which is the average closing price per share of Bay Banks common stock as quoted on the OTC Markets Group’s OTCQB marketplace over the first five business days following the first public announcement of the merger on August 13, 2020; and (iii) that the employment agreement of each of Bay Banks’ named executive officers is terminated and liquidated immediately following the assumed effective time of October 2, 2020. The amounts below do not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts below are estimates based on multiple assumptions that may or may not actually occur, and as a result of such assumptions, the actual amounts, if any, to be received by a named executive officer of Bay Banks may differ materially from the amounts shown below.

Mr. Jenkins retired as Executive Vice President of Bay Banks effective January 1, 2020. Given his retirement, Mr. Jenkins will not receive any compensation based on, or otherwise relating to, the merger.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Total ($)
Randal R. Greene (4) President and Chief Executive Officer	$2,212,564	$218,788		$2,431,352
C. Frank Scott, III President of Virginia Commonwealth Bank	$866,958	$135,767	-$	1,002,725-
Douglas F. Jenkins, Jr. Former Executive Vice President	—	—		—

(1)

Cash. The amounts in this column reflect cash payments that the named executive officer would be entitled to receive in liquidation of the severance benefits payable under the executive’s employment agreement with Bay Banks in the event of a termination without “cause” or a resignation by the executive for “good reason” that occurs within one year after a change of control (double-trigger). Immediately prior to the effectiveness of the merger, Bay Banks will terminate these employment agreements and pay a cash sum of $2,005,564 in the case of Mr. Greene and $752,010 in the case of Mr. Scott, and each of Messrs. Greene and Scott will execute a general release of claims with respect to Bay Banks and Virginia Commonwealth Bank. The amounts in this column also reflect the annual cash bonus payable for 2020 assuming consummation of the merger ($207,000 for Mr. Greene and $114,948 for Mr. Scott), which may be greater than the cash bonus payable for 2020 absent the merger.

(2)

Equity. The amounts in this column reflect the value of shares of restricted stock (33,200 shares for Mr. Greene and 20,602 shares for Mr. Scott) that will vest as of the effectiveness of the merger (single trigger). The amounts in this column assume that no new equity awards have been granted to the named executive officers following the date of the merger agreement.

Blue Ridge has agreed to appoint Mr. Greene to serve as President and Chief Operating Officer of Blue Ridge and President and Chief Executive Officer of Blue Ridge Bank. See “Bay Banks’ Directors and Officers Have Financial Interests in the Merger—Employment with Blue Ridge Bank Following the Merger—Employment Agreement with Randal R. Greene” for more information about the terms of Mr. Greene’s employment by Blue Ridge.

Blue Ridge’s Board of Directors and Management Following Completion of the Merger

Pursuant to the merger agreement, at or prior to the effective time of the merger, the Blue Ridge Board will cause the number of directors to comprise the full Blue Ridge Board to be fixed at 13. Following the effective time of the merger, the Blue Ridge Board will consist of (i) seven current Blue Ridge directors to be designated by Blue Ridge (after consultation with Bay Banks), including Larry Dees, the Chairman of the Blue Ridge Board, and Brian K. Plum, Blue Ridge’s President and Chief Executive Officer, and (ii) six current Bay Banks directors to be designated by Bay Banks (after consultation with Blue Ridge), including C. Frank Scott, III, the Chairman of the Bay Banks Board, and Randal R. Greene, Bay Banks’ President and Chief Executive Officer.

The Blue Ridge and Bay Banks directors will be split as equally as possible among the three classes of Blue Ridge directors to serve staggered terms; provided, however, that Mr. Greene will be designated to serve in the class of directors for a term expiring in 2024. Subject to compliance by the Blue Ridge Board with its fiduciary duties, Blue Ridge will nominate and recommend each Bay Banks director for reelection to the Blue Ridge Board at the first annual meeting of the shareholders of Blue Ridge following the effective time of the merger, and Blue Ridge’s proxy materials with respect to such annual meeting will include the recommendation of the Blue Ridge Board that its shareholders vote to reelect each Bay Banks director to the same extent as recommendations are made with respect to other directors on the Blue Ridge Board.

Except as described below, the executive officers of Blue Ridge immediately prior to the merger will continue serving in their current positions as the executive officers of Blue Ridge after the merger. Blue Ridge has agreed to appoint Mr. Greene to serve as President and Chief Operating Officer of Blue Ridge and President and Chief Executive Officer of Blue Ridge Bank, Ms. Gavant to serve as Executive Vice President and Chief Financial officer of Blue Ridge and Blue Ridge Bank and Ms. Pittman to serve as Executive Vice President, Northern Neck Market of Blue Ridge Bank. Blue Ridge’s current Chief Financial Officer, Amanda G. Story, will serve as Blue Ridge’s Chief Accounting Officer. For more information, including biographical information for the current directors and executive officers of Blue Ridge, see the sections entitled “Information about Blue Ridge–Board of Directors and Director Compensation” and “Information about Blue Ridge–Executive Officers of Blue Ridge” beginning on pages 134 and 139, respectively.

Amendment to Blue Ridge Bylaws

In connection with entering into the merger agreement and to facilitate the addition of certain Bay Banks directors to the Blue Ridge Board at the time of the merger, Blue Ridge has agreed to amend its bylaws prior to the merger so that the number of directors that will comprise the full Blue Ridge Board is to be fixed at such number, not to exceed 13 directors, consisting of (i) seven current Blue Ridge directors to be designated by Blue Ridge (after consultation with Bay Banks), including Larry Dees, the Chairman of the Blue Ridge Board, and Brian K. Plum, Blue Ridge’s President and Chief Executive Officer (the “Blue Ridge Directors”), and (ii) six current Bay Banks directors to be designated by Bay Banks (after consultation with Blue Ridge), including C. Frank Scott, III, the Chairman of the Bay Banks Board, and Randal R. Greene, Bay Banks’ President and Chief Executive Officer (the “Bay Banks Directors”).

The Blue Ridge Directors and the Bay Banks Directors will be split as equally as possible among the three classes of directors to serve staggered terms; provided, however, that Mr. Greene will designated to serve in the class of directors for a term expiring in 2024. Until the third anniversary of the merger, all vacancies on the Blue Ridge Board created by the cessation of service of a Blue Ridge Director must be filled by a nominee proposed to the nominating committee of the Blue Ridge Board by a majority of the remaining Blue Ridge Directors, and all vacancies on the Blue Ridge Board created by the cessation of service of a Bay Banks Director shall be filled by a nominee proposed to the nominating committee of the Blue Ridge Board by a majority of the remaining Bay Banks Directors. Such bylaw provision may not be modified, amended or repealed during such three-year period other than by a majority of the Bay Banks Directors and a majority of the Blue Ridge Directors.

The forms of the above-described bylaw amendments are set forth in their entirety in Exhibit 1.4(a) to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A.

Public Trading Markets

Blue Ridge’s common stock is listed on the NYSE American under the symbol “BRBS.” Bay Banks common stock is quoted on the OTC Market Group’s OTCQB marketplace under the symbol “BAYK.”

Blue Ridge has agreed to list the newly issued shares issuable pursuant to the merger agreement, on the NYSE American in connection with the merger.

Appraisal Rights

Blue Ridge

Blue Ridge shareholders are not entitled to dissenters’ or appraisal rights in connection with the merger.

Bay Banks

Bay Banks shareholders will have the right to assert appraisal rights with respect to the merger and demand in writing to be paid the fair value of their shares of Bay Banks common stock under applicable provisions of Virginia law following consummation of the merger by Blue Ridge. In order to exercise and perfect appraisal rights, you must generally give written notice of your intent to demand payment for your shares to Bay Banks before the vote is taken on the merger at the Bay Banks special meeting and you must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D.

The following is only a summary of the rights of a dissenting Bay Banks shareholder, is not a complete statement of law pertaining to appraisal rights under the VSCA, and is qualified in its entirety by reference to the full text of the provisions of the VSCA pertaining to appraisal rights, a copy of which is attached as Appendix D hereto and incorporated into this discussion by reference. If you intend to exercise your right to dissent, you should carefully review the following summary and comply with all requirements of the VSCA. You should also consult with your attorney. No further notice of the events giving rise to appraisal rights will be furnished to you by Blue Ridge or Bay Banks.

The VSCA provides in detail the procedure you must follow if you wish to exercise your appraisal rights. In summary, to exercise appraisal rights:

•

you must deliver to Bay Banks before the vote on the merger agreement is taken at the special meeting of Bay Banks, written notice of your intent to demand payment for your shares if the merger is completed; and

•	you must not vote your shares in favor of the merger agreement at the Bay Banks special meeting.

In other words, you do not have to vote against the merger agreement, or even vote at all, in order to exercise appraisal rights, but you may not vote in favor of the merger agreement, and in all cases you must give the required written notice. If you fail to satisfy these requirements, you will not be entitled to exercise appraisal rights or to receive payment for your shares under the provisions of the VSCA pertaining to appraisal rights. Even if you vote against the merger agreement (either in person or by proxy), you still must send the required notice of intent in order to exercise appraisal rights. You should remember that, as described in the section entitled, “Bay Banks Special Meeting of Shareholders – Voting of Proxies,” beginning on page 62, if you return a signed proxy card but fail to provide instructions as to the manner in which your shares are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert appraisal rights. If you do not return a proxy card or otherwise vote at all at the Bay Banks special meeting, you will not be treated as waiving your appraisal rights as long as you have given the required notice of intent as described above.

If you intend to assert your appraisal rights, your notice of intent should be mailed or delivered to Bay Banks’ Corporate Secretary at Bay Banks’ corporate office located at 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, or it may be hand delivered to Bay Banks’ Corporate Secretary at the Bay Banks special meeting (before the voting on the merger agreement begins). Notice of intent is effective at the earliest of the following:

•	when received by Bay Banks at its address prior to the Bay Banks special meeting;

•

five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postage prepaid and correctly addressed to Bay Banks at its address prior to the Bay Banks special meeting; or

•

on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of Bay Banks prior to the Bay Banks special meeting.

If you deliver a timely notice of intent, do not vote in favor of the merger agreement and the merger agreement is approved by Bay Banks shareholders at the Bay Banks special meeting (or at any adjournment of the Bay Banks special meeting) and the merger becomes effective, then, within 10 days following the effective time, Blue Ridge, as the company surviving the merger, will deliver you a written notice called an appraisal notice, by first-class mail, postage prepaid, to your address shown in Bay Banks’ current record of shareholders, as long as you have satisfied the requirements to exercise appraisal rights. The appraisal notice will include another copy of the provisions of the VSCA pertaining to appraisal rights and will:

•

include a form you can use for demanding payment that will (i) specify the first date of any announcement to Bay Banks shareholders and Blue Ridge shareholders of the terms of the merger, (ii) require you to certify whether you acquired beneficial ownership of your shares of Bay Banks common stock before that date, and (iii) require you to certify that you did not vote for or consent to the merger as to the class or series of shares for which appraisal is sought;

•	state where your Bay Banks share certificates are required to be deposited and the date by which those certificates must be deposited;

•

specify where the form described above must be delivered and the date by which Blue Ridge must receive the form (which may not be fewer than 40 nor more than 60 days after the date the appraisal notice was delivered), and state that you will have waived the right to demand appraisal with respect to your shares unless the form is received by Blue Ridge by such date;

•	state Blue Ridge’s estimate of the fair value of the shares;

•

state that, if requested in writing, Blue Ridge will provide to the shareholder, within 10 days after the date by which Blue Ridge must receive the form, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

•	state the date by which the notice to withdraw must be received, which date must be within 20 days after the date by which Blue Ridge must receive the form.

After receipt of the appraisal notice, you must deliver to Blue Ridge a written payment demand and, in the case of certificated shares, deposit your Bay Banks share certificates with Blue Ridge by the date set forth in and in accordance with the terms and conditions of the appraisal notice and certify whether you acquired beneficial ownership of your shares of Bay Banks common stock before the announcement date. Otherwise, you will not be entitled to payment for your shares. Additionally, if you were not the beneficial owner of your shares of Bay Banks common stock on the announcement date as set forth in the appraisal notice, Blue Ridge may elect to withhold payment. If you deliver a payment demand, certify your beneficial ownership and deposit your share certificates as required by the appraisal notice, you will lose all rights as a Bay Banks shareholder unless you withdraw your payment demand by the date specified in the appraisal notice.

Within 30 days after the form is due, Blue Ridge will pay you (provided that you have satisfied all requirements to exercise appraisal rights) the amount Blue Ridge estimates to be the fair value of your shares, plus interest accrued to the date of payment. Blue Ridge’ payment will be accompanied by:

•

the annual financial statements of Blue Ridge, which shall be as of a date ending not more than 16 months before the date of payment, or, if such annual financial statements are not available, Blue Ridge shall provide reasonably equivalent financial information;

•	the latest available quarterly financial statements of Blue Ridge;

•	a statement of Blue Ridge’ estimate of the fair value of the shares, which estimate must equal or exceed Blue Ridge’ estimate given in the appraisal notice; and

•

a statement of your right to demand further payment if you are not satisfied with the payment and that failure to demand further payment within a specified time will be deemed acceptance of Blue Ridge’s estimate as full payment.

If you believe that the amount paid by Blue Ridge, or the amount of Blue Ridge’s payment offer in the case of after-acquired shares, as described above is less than the fair value of your shares of Bay Banks common stock or that the interest due is incorrectly calculated, then you may notify Blue Ridge in writing of your own estimate of the fair value of your shares of Bay Banks common stock and may demand payment of your estimate plus interest. A shareholder offered payment with respect to his or her after-acquired shares and who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest. If you fail to take any such action within the 30 days after Blue Ridge makes or offers payment for your shares, you will be deemed to have waived your rights to demand payment and shall be entitled only to the payment of fair value as calculated by Blue Ridge.

If you have taken all required actions and your demand for payment remains unsettled, Blue Ridge may file a lawsuit within 60 days after receiving the payment demand and petition the appropriate circuit court to determine the fair value of the shares and accrued interest. If Blue Ridge does not begin the action within the 60-day period, it will pay each shareholder who asserts appraisal rights whose demand remains unsettled the amount demanded.

In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In addition, Blue Ridge will make all shareholders who assert appraisal rights whose demands remain unsettled parties to the proceeding. Each shareholder who asserts appraisal rights made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares to exceed the amount paid by Blue Ridge, plus interest, or for the value, plus accrued interest, of his after-acquired shares for which Blue Ridge elected to withhold payment.

The court will determine the cost of any court proceeding, including reasonable compensation and reimbursement of expenses for appraisers appointed by the court. Those costs will be assessed against Blue Ridge unless the court determines that some or all of the shareholders who assert appraisal rights acted arbitrarily, vexatiously or not in good faith in demanding payment, in which event the court may assess costs against those shareholders. The court may assess the expenses of the respective parties against Blue Ridge if it finds that it did not substantially comply with the requirements of the statutes, or against any party who acted arbitrarily, vexatiously or not in good faith in asserting or defending against appraisal rights. If the court finds that the expenses incurred by any shareholder who asserts appraisal rights were of substantial benefit to other shareholders similarly situated, the court may direct that such expenses be paid out of the amounts awarded the shareholders who asserted appraisal rights who were benefited. If a shareholder who asserts appraisal rights must bring an action against Blue Ridge to require it to pay the amount Blue Ridge estimates to be the fair value of the shares, plus interest and the shareholder is successful, the court will assess expenses against Blue Ridge.

Regulatory Approvals Required for the Merger

Blue Ridge and Bay Banks have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the Federal Reserve, the OCC, and the Virginia Bureau of Financial Institutions. The merger cannot proceed without these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Even after Blue Ridge and Bay Banks have received the necessary regulatory approvals, there can be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities of Bay Banks as of the effective time of the merger will be recorded at their respective fair values and added to those of Blue Ridge. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Blue Ridge issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of Bay Banks before the merger date.

Resales of Blue Ridge Common Stock

All shares of Blue Ridge common stock to be issued to Bay Banks shareholders in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Blue Ridge as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Blue Ridge and may include significant shareholders of Blue Ridge. The executive officers and directors of Bay Banks who continue in such capacities with Blue Ridge upon completion of the merger are expected to be deemed affiliates of Blue Ridge as of the closing date of the merger.

Material United States Federal Income Tax Consequences

Subject to the limitations, assumptions and qualifications described herein, in the opinion of each of Troutman Pepper Hamilton Sanders LLP and Williams Mullen, counsel to Blue Ridge and Bay Banks, respectively, the following discussion addresses the material U.S. federal income tax consequences relating to the merger to a U.S. holder (as defined below) of Bay Banks common stock that receives Blue Ridge common stock pursuant to the merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Bay Banks common stock and is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over its administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. holders who hold their shares of Bay Banks common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange those shares for shares of Blue Ridge common stock in the merger. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; regulated investment companies and real estate investment trusts; tax-exempt organizations; holders of Bay Banks common stock subject to the alternative minimum tax provisions of the Code; S corporations; partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities); holders of Bay Banks common stock whose functional currency is not the U.S. dollar; holders who hold shares of Bay Banks common stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction” (as such terms are used in the Code) or other integrated investment; holders of Bay Banks common stock who exercise appraisal rights; persons who purchased their shares of Bay Banks common stock as part of a wash sale; or holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Blue Ridge common stock as a result of such item being taken into account in an applicable financial statement).

This discussion does not address any tax consequences arising under any U.S. state or local, or foreign laws, the Medicare contribution tax, the alternative minimum tax or under any U.S. federal laws other than U.S. federal income tax laws (such as estate or gift tax laws).

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Bay Banks common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Bay Banks common stock, and any partners in such partnership, are strongly urged to consult their own tax advisors about the tax consequences of the merger to them.

This discussion, and the tax opinions referred to below, is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. The opinions described below will not be binding on the IRS, or any court. Blue Ridge and Bay Banks have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You are strongly urged to consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state and local, foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and as discussed in greater detail below, except with respect to cash received in lieu of a fractional share interest in Blue Ridge common stock, no gain or loss will be recognized by holders of Bay Banks common stock in the merger. Blue Ridge has received a legal opinion from Troutman Pepper Hamilton Sanders LLP, and Bay Banks has received a legal opinion from Williams Mullen, each to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

These opinions are based on representations by Blue Ridge and Bay Banks, as well as certain covenants and undertakings by Blue Ridge and Bay Banks and customary assumptions. If any of the representations, covenants, undertakings, or assumptions is incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the merger could differ materially from those described in this joint proxy statement/prospectus.

Accordingly, subject to the limitations and qualifications set forth herein and in the opinions described above, for U.S. federal income tax purposes, when a U.S. holder of Bay Banks common stock receives Blue Ridge common stock and cash instead of fractional shares of Blue Ridge common stock, if any, in the merger, such U.S. holder will not recognize gain or loss, except with respect to cash received instead of fractional shares of Blue Ridge common stock (as discussed below).

The aggregate tax basis of the Blue Ridge common stock that a U.S. holder receives in the merger, including any fractional shares deemed received and redeemed for cash as described below, will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Bay Banks common stock that it surrenders in the merger. The holding period for the shares of Blue Ridge common stock that a U.S. holder receives in the merger (including any fractional share deemed received and redeemed for cash as described below) will include the holding period for the shares of Bay Banks common stock that such U.S. holder surrenders in the merger. The basis and holding period of each block of Blue Ridge common stock a U.S. holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Bay Banks common stock exchanged for such block of Blue Ridge common stock. U.S. holders should consult their tax advisors regarding the manner in which shares of Blue Ridge common stock should be allocated among different blocks of their Bay Banks common stock surrendered in the merger.

Cash Instead of Fractional Shares

If a U.S. holder receives cash instead of a fractional share of Blue Ridge common stock, the U.S. holder will be treated as having received such fractional share of Blue Ridge common stock pursuant to the merger and then as having received cash in exchange for such fractional share of Blue Ridge common stock. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the U.S. holder’s basis in the fractional share of Blue Ridge common stock it is treated as receiving as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such fractional share (including the holding period of shares of Bay Banks common stock surrendered therefor) exceeds one year. The deductibility of capital losses is subject to limitations.

Exchange Solely for Cash upon Exercise of Dissenters’ Rights. If a U.S. holder receives solely cash in exchange for shares of Bay Banks common stock upon its proper exercise of dissenters’ rights, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the U.S. holder’s basis in the its shares of Bay Banks common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such shares exceeds one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Non-corporate U.S. holders of Bay Banks common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received in connection with the merger. Such a U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

•

furnishes a correct taxpayer identification number, certifies that the U.S. holder is not subject to backup withholding on the Form W-9 or applicable successor form and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that the U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld from payments to U.S. holders of Bay Banks common stock under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such U.S. holder’s applicable U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders of Bay Banks common stock should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

Certain Reporting Requirements

If you are a U.S. holder that receives Blue Ridge common stock in the merger and are considered a “significant holder,” you will be required (1) to file a statement with your U.S. federal income tax return providing certain facts pertinent to the merger, including your tax basis in, and the fair market value of, the Bay Banks common stock that you surrendered, and (2) to retain permanent records of these facts relating to the merger. You are a “significant holder” if, immediately before the merger, you (a) owned at least 5% (by vote or value) of the outstanding stock of Bay Banks, or (b) owned Bay Banks securities with a tax basis of $1.0 million or more.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and may not be construed as, tax advice. Holders of Bay Banks common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including the terms of the merger agreement that the respective management teams of Blue Ridge and Bay Banks believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

The merger agreement provides for the merger of Bay Banks with and into Blue Ridge, with Blue Ridge as the surviving corporation. The separate existence of Bay Banks shall cease upon completion of the merger, and Blue Ridge will continue to exist as a Virginia corporation. As soon as practicable after the merger, Virginia Commonwealth Bank will be merged with and into Blue Ridge Bank, with Blue Ridge Bank as the surviving bank. Blue Ridge Bank will continue to exist as a national banking association and a wholly-owned subsidiary of Blue Ridge.

The articles of incorporation and bylaws of Blue Ridge as in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of Blue Ridge after the merger. The articles of association and bylaws of Blue Ridge Bank in effect immediately prior to the effective time of the subsidiary merger will be the articles of association and bylaws of Blue Ridge Bank after the merger. The merger agreement provides that Blue Ridge and Blue Ridge Bank will amend their respective bylaws prior to the effective times of the merger and the subsidiary merger, respectively, to effect the changes described in the merger agreement. See “The Merger – Amendments to Blue Ridge Bylaws.”

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding share of Bay Banks common stock will be converted into the right to receive 0.5000 shares of Blue Ridge common stock.

In lieu of fractional shares, Blue Ridge will issue cash to holders of Bay Banks common stock in an amount (without interest and rounded to the nearest cent) determined by multiplying such fraction by the average of the closing prices of Blue Ridge common stock on the NYSE American market for the 10 full trading days ending on the trading immediately preceding (but not including) the effective time of the merger.

Closing and Effective Time of Merger

The merger will be completed only if the conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission, or such other date and time as may be set forth in the articles of merger filed with the Virginia State Corporation Commission. Neither Blue Ridge nor Bay Banks can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received, if at all.

Procedures for Exchanging Bay Banks Stock

On or before the closing date of the merger, Blue Ridge will cause to be deposited with the exchange agent the number of shares of Blue Ridge common stock for the merger consideration to be delivered in the merger (which, at the election of Blue Ridge, may be certificates or non-certificated shares), and cash instead of any fractional shares that would otherwise be issued to Bay Banks shareholders in the merger.

As promptly as practicable after the effective time of the merger, Blue Ridge will cause the exchange agent to send transmittal materials to each holder of a certificate for Bay Banks common stock for use in exchanging Bay Banks stock certificates for the merger consideration. The exchange agent will deliver the merger consideration allocated to each Bay Banks shareholder, and a check instead of any fractional shares, promptly once it receives the properly completed transmittal materials, together with certificates representing a holder’s shares of Bay Banks common stock.

Bay Banks stock certificates should not be returned with the enclosed proxy card. Bay Banks shareholders should refer to the transmittal materials sent by the exchange agent for details regarding return of Bay Banks stock certificates.

Bay Banks stock certificates may be exchanged for the merger consideration with the exchange agent for up to nine months after the completion of the merger. At the end of that period, any Blue Ridge stock certificates and cash deposited with the exchange agents that remains unclaimed by former Bay Banks shareholders will be returned to Blue Ridge. Thereafter, any holders of Bay Banks stock certificates who have not exchanged their certificates will be entitled to look only to Blue Ridge, and only as general creditors of Blue Ridge, for the merger consideration and any cash to be received instead of fractional shares of Blue Ridge common stock.

Please be aware that you will not receive the merger consideration you are entitled to until you return your properly completed transmittal materials and your Bay Banks common stock. No interest will be paid or accrued on any cash cash in lieu of fractional shares during this time. Until you exchange your Bay Banks stock certificates for the merger consideration, you will not receive any dividends or other distributions in respect of shares of Blue Ridge common stock. Once you exchange your Bay Banks stock certificates for the merger consideration, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to any shares of Blue Ridge common stock, as well as any dividends with respect to Bay Banks stock declared before the effective time of the merger but unpaid.

If your Bay Banks stock certificate has been lost, destroyed, stolen or is otherwise missing, you may be entitled to the merger consideration, dividends or distributions upon compliance with reasonable conditions imposed by Blue Ridge pursuant to applicable law and as required by Blue Ridge’s standard policy. Blue Ridge may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Blue Ridge with respect to the lost, destroyed, stolen or otherwise missing Bay Banks stock certificate.

None of the exchange agent, Blue Ridge, Bay Banks, or any subsidiary of Blue Ridge or Bay Banks will be liable to any former holder of Bay Banks stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Treatment of Bay Banks Stock Options and Other Equity-Based Awards

As of October 9, 2020, Bay Banks had stock options to purchase an aggregate of 219,960 shares of Bay Banks common stock, of which 195,793 were exercisable. At the effective time of the merger, each Bay Banks stock option, whether vested or unvested, then issued and outstanding under an equity or equity-based compensation plan of Bay Banks (a “Bay Banks stock plan”) will be converted into a stock option to purchase, on the same terms and conditions as were applicable under such Bay Banks stock option, shares of Blue Ridge common stock in a number equal to the shares subject to such Bay Banks stock option multiplied by the exchange ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per share of each newly issued Blue Ridge stock option will be equal to the exercise price per share of Bay Banks common stock subject to such Bay Banks stock option divided by the exchange ratio, rounded up to the next whole cent. Notwithstanding the foregoing, each Bay Banks stock option that is intended to qualify as an “incentive stock option” will be adjusted if necessary in accordance with Treasury Regulation Section 1.424-1(a) and all other Bay Banks stock options will be adjusted if necessary in a manner that maintains the option’s exemption from Section 409A of the Code.

As of [October 9], 2020, Bay Banks had 135,673 restricted stock awards granted under a Bay Banks stock plan that was unvested or contingent. At the effective time of the merger, each Bay Banks restricted stock award that is unvested or contingent and outstanding immediately prior to the effective time will vest fully and be converted into the right to receive the merger consideration with respect to each share of Bay Banks common stock underlying such Bay Banks restricted stock award.

At the effective time of the merger, Blue Ridge will assume the Bay Banks stock plans, and will have the right, but not the obligation to make additional grants or awards under the Bay Banks stock plans.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties relating to Blue Ridge’s and Bay Banks’ respective businesses, including:

•	corporate organization, standing and power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	capital structure;

•	financial statements and regulatory reports filed with governmental agencies, including the SEC and bank regulatory agencies;

•	internal control over financial reporting and disclosure controls and procedures;

•	absence of certain changes or events and absence of certain undisclosed liabilities;

•	material contracts;

•	legal proceedings and compliance with applicable laws;

•	tax matters and tax treatment of merger;

•	ownership and leasehold interests in properties;

•	labor, employment and employee benefit matters;

•	insurance;

•	loan portfolio, allowance for loan losses and mortgage loan buy-backs;

•	environmental matters;

•	books and records;

•	intellectual property;

•	derivative instruments;

•	brokered deposits;

•	investment securities;

•	takeover laws and provisions;

•	transactions with affiliates and related parties;

•	brokers and finders fees;

•	engagement of financial advisors;

•	opinions of financial advisors;

•	fiduciary accounts;

•	information systems and security; and

•	Community Reinvestment Act ratings.

With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance, individually or taken together with all other facts, events or circumstances, has had or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on the party making the representation.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date and may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. In some cases, the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although neither Blue Ridge nor Bay Banks believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Additional Information” beginning on page i for a description of where you can find this information.

Covenants and Agreements

Blue Ridge and Bay Banks have made customary agreements that place restrictions on them until the completion of the merger. In general, Blue Ridge and Bay Banks are required to conduct their respective businesses in the ordinary and usual course consistent with past practice. In addition, Blue Ridge and Bay Banks may not:

•

take any action that would affect adversely or delay the ability to obtain the required approvals and consents for the merger, perform the covenants and agreements under the merger agreement or complete the merger on a timely basis;

•	amend, modify or repeal any articles of incorporation, bylaws or other similar governing instruments, except as provided for in the merger agreement;

•

other than pursuant to stock options outstanding on the date of the merger agreement, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any rights with respect thereto, (ii) enter into any agreement with respect to the foregoing or (iii) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights;

•

enter into, amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for (i) normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice (other than executive officers), (ii) payment of discretionary spot bonuses of $5,000 or less to an employee (other than an executive officer), and (iii) in the case of Blue Ridge and after consultation with Bay Banks, entering into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice;

•	enter into, establish, adopt, amend, terminate or make any contributions to (except as may be required by applicable law or the terms of any benefit plan) any pension, retirement, stock option, stock purchase, stock bonus, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except as otherwise specifically permitted by the merger agreement;

•

in the case of Bay Banks, exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by law;

•

incur any material obligation, indebtedness or liability, make any pledge or encumber or dispose of any of its material assets, except in the ordinary course of its business and substantially on arm’s length terms, except as specifically permitted by the merger agreement;

•

other than dividends from wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock; provided, however that Blue Ridge may declare and pay quarterly dividends on outstanding shares of Blue Ridge common stock at a rate not to exceed $0.1425 per share per quarter;

•

make any material investment in or acquisition of any other person other than its wholly-owned subsidiaries, except by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary and usual course of business;

•

implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by its outside auditor;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of material taxes;

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would make any of its representations and warranties untrue, taking into account the material adverse effect standard set forth in the merger agreement;

•

fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•

enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its subsidiaries, taken as a whole;

•

(i) make, renew, restructure or otherwise modify any loans that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $8,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $8,000,000 as of the date of the merger agreement, to make, renew, restructure or otherwise modify any loan for such borrower and its affiliates; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any loans; or (iii) make, renew, restructure or acquire any loan participation exceeding $8,000,000; (iv) make, renew, restructure or otherwise modify any loan that exceeds its internal lending limits such that the loan would require approval by its loan committee, credit policy committee or similar committee; or (v) enter into any loan securitization or create any special purpose funding entity;

•

(i) enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any derivative contract other than as provided in its’ currently existing investment policies and in accordance with prudent investment policies in the ordinary course of business; or (iii) make any capital expenditures in the aggregate in excess of $500,000 and other than expenditures necessary to maintain existing assets in good repair;

•

settle any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $200,000 and that would not impose any material restriction on the business of it or its subsidiaries or Blue Ridge after the merger;

•	take any other action that would make any representation or warranty in the merger agreement untrue; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Blue Ridge has also agreed to assume, as of the effective time of the merger, the due and punctual payment of Bay Banks’ outstanding $7.0 million aggregate principal amount of 6.50% Subordinated Note Due May 28, 2025 and its outstanding $25.0 million aggregate principal amount of 5.625% Fixed-to-Floating Rate Subordinated Note Due 2029.

Required Shareholder Votes

Blue Ridge and Bay Banks have each agreed to call a special meeting of shareholders, as soon as reasonably practicable, for the purpose of obtaining the required shareholder votes on the proposals described in this joint proxy statement/prospectus, and have each agreed to use their reasonable best efforts to hold the meetings on the same date. In addition, Blue Ridge and Bay Banks have each agreed to use their reasonable best efforts to obtain from their shareholders the required shareholder votes in favor of the Blue Ridge merger proposal or Bay Banks merger proposal, respectively, and include the appropriate approval recommendations of each of their boards of directors in this joint proxy statement/prospectus, unless it has received an acquisition proposal from a third party that qualifies as a “superior proposal” as described and under the circumstances set forth in the next section (“–Agreement Not to Solicit Other Offers”).

Agreement Not to Solicit Other Offers

Blue Ridge and Bay Banks have each agreed that, while the merger agreement is in effect, it will not directly or indirectly:

•

initiate, solicit, endorse or knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to or any inquiry, proposal or offer that is reasonably likely to lead to, an “acquisition proposal” (as defined in the merger agreement and described below);

•	furnish any confidential or nonpublic information relating to an acquisition proposal; or

•	engage or participate in any negotiations or discussions concerning an acquisition proposal

For purposes of the merger agreement, an “acquisition proposal” means, other than transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving Blue Ridge, Bay Banks or their respective subsidiaries:

•

a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party;

•

any acquisition or purchase, direct or indirect, of: (x) 10% or more of the consolidated assets of a party and its subsidiaries or (y) 10% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 10% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party.

Under the merger agreement, however, if a party receives an unsolicited, bona fide written acquisition proposal, the party may engage in negotiations or discussions with or provide nonpublic information to the person or entity making the acquisition proposal if:

•	the applicable board of directors receives the proposal prior to the applicable special meeting;

•

the applicable board of directors concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law;

•

the applicable board of directors also concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as defined in the merger agreement and described below); and

•

the applicable party receives from the person or entity making the proposal an executed confidentiality agreement, which confidentiality agreement does not provide such person or entity with any exclusive right to negotiate with the applicable party and will contain terms no less restrictive than the terms of the confidentiality agreement between Blue Ridge and Bay Banks.

Each party has agreed to advise the other party within 24 hours following receipt of any acquisition proposal, including a description of the material terms and conditions of the proposal (including the identity of the proposing party), and to keep the other party apprised of any related developments, discussions and negotiations on a reasonably current basis.

For purposes of the merger agreement, a “superior proposal” means an unsolicited, bona fide written acquisition proposal made by a person or entity that the applicable board of directors concludes in good faith, after consultation with its outside financial and legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the acquisition proposal, including the likelihood of obtaining financing and of receiving all required regulatory approvals, and including the terms and conditions of the merger agreement (as it may be proposed in writing to be amended by the applicable party) would, if consummated, result in a transaction that is more favorable to the shareholders of the applicable party, from a financial point of view, than the transaction contemplated by the merger agreement as it may be proposed to be amended.

For the purposes of the definition of “superior proposal,” the term “acquisition proposal” has the same meaning as described above, except the reference to “10% or more” is changed to be a reference to “50% or more” and an “acquisition proposal” can only refer to a transaction involving Blue Ridge, Bay Banks or one of their banking subsidiaries.

Expenses and Fees

In general, whether or not the merger is completed, Blue Ridge and Bay Banks will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus, and all filing fees to the SEC and other governmental authorities. Further, Bay Banks and Blue Ridge have agreed to pay a fee to the other if the merger agreement is terminated under certain circumstances. See “–Termination of the Merger Agreement” beginning on page 116.

Indemnification and Insurance

Blue Ridge has agreed to indemnify and advance expenses to any person who has rights to indemnification or advancement of expenses from Bay Banks or any of its subsidiaries against certain liabilities arising before the effective time of the merger. Blue Ridge also has agreed to purchase a six-year “tail” insurance policy providing for terms and conditions no less favorable than Bay Banks’ existing insurance, for the current directors and officers of Bay Banks, subject to a cap on the cost of such policy equal to 300% of the current amount expended by Bay Banks.

Conditions to Complete the Merger

The respective obligations of Blue Ridge and Bay Banks to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Blue Ridge merger proposal and the Bay Banks merger proposal by shareholders of Blue Ridge and Bay Banks, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	Blue Ridge’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC under the Securities Act and continues to remain effective;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	approval for listing on the NYSE American market of the shares of Blue Ridge common stock to be issued to Bay Banks shareholders following the effective time of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•

the receipt by Blue Ridge from Troutman Pepper, Blue Ridge’s outside legal counsel, and the receipt by Bay Banks from Williams Mullen, Bay Banks’ outside legal counsel, of written legal opinions to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no material adverse effect with respect to the other party shall have occurred.

Where the merger agreement and/or law permits, Blue Ridge and Bay Banks could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. Any determination whether to waive any condition to the merger or whether to amend this joint proxy statement/prospectus and resolicit shareholder approval as a result of any such waiver (for example, in the case of a waiver of a material condition such that disclosure previously provided would be materially misleading) will be made by Blue Ridge or Bay Banks, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination of the Merger Agreement

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses (including the obligation to pay the termination fee described below in certain circumstances) and confidentiality of information exchanged between the parties will survive any such termination.

Termination by Blue Ridge and Bay Banks. The merger agreement may be terminated and the merger abandoned by Blue Ridge and Bay Banks, at any time before the merger is completed, by mutual consent of the parties.

Termination by Blue Ridge or Bay Banks. The merger agreement may be terminated and the merger abandoned, by either party’s board of directors if:

•

the merger has not been completed by July 31, 2021, or such later date as agreed to by the parties in writing, unless the failure to complete the merger by such time was caused by or the result of a breach or failure to perform an obligation under the merger agreement by the terminating party;

•

approval of the merger by any necessary federal or state regulatory authority has been denied by such regulatory authority and the denial has become final and nonappealable or regulatory authority of competent jurisdiction has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement unless the denial of such regulatory approval is due to, or materially contributed to by, the failure of the terminating party to perform or observe the covenants or agreements of such party set forth in the merger agreement;

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party;

•	the Blue Ridge shareholders do not approve the Blue Ridge merger proposal or the Bay Banks shareholders do not approve the Bay Banks merger proposal.

In addition, either Blue Ridge or Bay Banks may terminate the merger agreement at any time prior to its special meeting to change, modify or withdraw its recommendation to the Blue Ridge or Bay Banks shareholders, as applicable, that they approve the merger agreement and enter into an agreement with respect to a superior proposal, as defined in the merger agreement and described above, which has been received and considered by the applicable board of directors in compliance with the applicable terms of the merger agreement, provided that (i) the terminating party has notified non-terminating party, at least four business days in advance, that it intends to terminate the merger agreement in order to accept such superior proposal, (ii) during such four-day period, the terminating party will negotiate in good faith, to the extent the non-terminating party so desires, to amend the terms and conditions of the merger agreement so that the acquisition proposal ceases to be a superior proposal, (iii) at the end of such four-day period, the terminating party’s board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisor), and after considering the changes, if any, proposed by the non-terminating party to the terms and conditions of the merger agreement, that such acquisition proposal continues to constitute a superior proposal, and (iv) in the event of any material change to the material terms of such superior proposal, the terminating party in each case will provide the non-terminating party with an additional notice and two business day notice period. See “–Termination Fees” beginning on page 117.

Termination by Blue Ridge. Blue Ridge may terminate the merger agreement at any time before the Bay Banks special meeting if:

•

the Bay Banks Board (i) fails to recommend to the Bay Banks shareholders that they approve the Bay Banks merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Blue Ridge, or (iii) approves, adopts, endorses or recommends any acquisition proposal; or

•

Bay Banks fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Bay Banks merger proposal or its obligations regarding the non-solicitation of other competing offers.

Termination by Bay Banks. Bay Banks may terminate the merger agreement at any time before the Blue Ridge special meeting if:

•

the Blue Ridge Board (i) fails to recommend to the Blue Ridge shareholders that they approve the Blue Ridge merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Bay Banks, (iii) approves, adopts, endorses or recommends any acquisition proposal; or

•

Blue Ridge fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Blue Ridge merger proposal or its obligations regarding the non-solicitation of other competing offers.

Termination Fees

If either Blue Ridge or Bay Banks takes any of the following actions and the merger agreement is terminated on that basis, that party (the “fee paying party”) will immediately owe the other party (the “fee receiving party”) a $4.0 million termination fee:

•

the fee paying party (i) fails to recommend to its shareholders that they approve the applicable merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to the fee receiving party, (iii) approves, adopts, endorses or recommends any acquisition proposal;

•

the fee paying party fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the applicable merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

the fee paying party determines prior to its special meeting to enter into an agreement with respect to a superior proposal, as defined in the merger agreement and described above, which has been received and considered by the applicable board of directors in compliance with the applicable terms of the merger agreement.

In addition, a $4.0 million termination fee is payable in certain other circumstances if (i) the merger agreement is terminated for specified reasons and (ii) within 12 months of such termination one of the parties (the “fee paying party”) enters into a definitive agreement with respect to an acquisition proposal. Specifically, the fee paying party will be obligated to pay the other party (the “fee receiving party”) the termination fee if:

•

an acquisition proposal or intent to make an acquisition proposal with respect to the fee paying party is communicated to or otherwise made known to the shareholders, senior management or board of directors of the fee paying party, or publicly announced;

•	thereafter, the merger agreement is terminated:

•	by either party because the merger has not been completed by July 31, 2021 and the fee paying party has not obtained shareholder approval of the merger by that date;

•	by the fee receiving party due to breaches of representations, warranties or covenants by the fee paying party; or

•	by either party if the fee paying party’s shareholders have voted against approving the merger; and

•

within 12 months after the date of termination of the merger agreement, the fee paying party enters into a definitive agreement or completes a transaction with respect to any acquisition proposal (whether or not the same acquisition proposal that was originally communicated to the fee paying party or made public).

Amendment and Waiver of the Merger Agreement

Any term or provision of the merger agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and the merger agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the Bay Banks special meeting or the Blue Ridge special meeting, except with respect to statutory requirements and requisite approvals of shareholders and regulatory agencies.

Affiliate and Director Noncompetition Agreements

Affiliate Agreements. The directors of Blue Ridge and Bay Banks have entered into affiliate agreements pursuant to which they have agreed to vote all of their shares in favor of the Blue Ridge merger proposal and Bay Banks merger proposal, respectively, subject to several conditions and exceptions.

The affiliate agreements prohibit, subject to limited exceptions, the directors of Blue Ridge and Bay Banks from selling, transferring, pledging, encumbering or otherwise disposing of any shares of Blue Ridge and Bay Banks stock, respectively. The affiliate agreements terminate upon the earlier to occur of the completion of the merger or the termination of the merger agreement in accordance with its terms.

Noncompetition Agreements. Each of the Bay Banks directors who will become a member of the Blue Ridge Board, the Blue Ridge Bank board of directors or an advisory board of Blue Ridge Bank is expected to enter into a noncompetition agreement with Blue Ridge prior to the effective time of the merger. The agreements state that for the longer of 24 months following the effective time of the merger or the period that the director is serving as a member of the Blue Ridge Board, the Blue Ridge Bank board of directors or an advisory board of Blue Ridge Bank described above, the director will not (i) become a member of the board of directors or an advisory board of, or be an organizer of, or be a 5% or more shareholder of, any entity engaging in a business that is competitive with Blue Ridge in its market area or (ii) in any individual or representative capacity whatsoever, knowingly induce any individual to terminate his or her employment with Blue Ridge or its affiliates.

INFORMATION ABOUT BLUE RIDGE

The following provides additional information regarding Blue Ridge and should be read in conjunction with Blue Ridge’s financial statements and the notes thereto beginning on page F-1 and the other information related to Blue Ridge included elsewhere herein.

General Description of Blue Ridge’s Business

Blue Ridge is a bank holding company headquartered in Charlottesville, Virginia. It provides commercial and consumer banking and financial services through its wholly-owned bank subsidiary, Blue Ridge Bank, National Association, and its non-bank financial services affiliates. Blue Ridge was incorporated under the laws of the Commonwealth of Virginia in July 1988 in connection with the holding company reorganization of Blue Ridge Bank, which was completed in July 1988.

Blue Ridge Bank is a federally chartered national bank headquartered in Martinsville, Virginia that traces its roots to Page Valley Bank of Virginia, which opened for business in 1893. Blue Ridge Bank currently operates fourteen full-service banking offices in central Virginia and one in north-central North Carolina.

As of June 30, 2020, Blue Ridge had total consolidated assets of approximately $1.6 billion, total consolidated loans of approximately $1.15 billion, total consolidated deposits of approximately $965.9 million and consolidated shareholders’ equity of approximately $95.2 million.

Blue Ridge Bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking, investment services, mortgage banking and payroll processing. Products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, investment accounts, insurance, credit cards, online banking, telephone banking and mobile banking. Deposits of Blue Ridge Bank are insured by the Deposit Insurance Fund (the “DIF”) of the FDIC.

Blue Ridge Bank’s primary source of revenue is interest income from its lending activities. Blue Ridge Bank’s other major sources of revenue are interest and dividend income from investments, interest income from its interest-earning deposit balances in other depository institutions, mortgage banking income, transactions and fee income from its lending and deposit activities, and income associated with payroll processing services. Blue Ridge Bank’s major expenses are interest on deposits and general and administrative expenses such as employee compensation and benefits, federal deposit insurance premiums, data processing expenses and office occupancy expenses.

As a bank holding company incorporated under the laws of the Commonwealth of Virginia, Blue Ridge is subject to regulation by the Federal Reserve and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Virginia SCC”). Blue Ridge Bank’s primary regulator is the OCC.

On May 28, 2020, Blue Ridge entered into a Subordinated Note Purchase Agreement under which Blue Ridge issued a subordinated note with a principal amount of $15,000,000 (the “2020 Note”). The 2020 Note has a maturity date of June 1, 2030. The 2020 Note bears interest, payable on the 1st of June and December of each year, commencing December 1, 2020, at a fixed rate of 6.00% per year for the first five years, and thereafter will bear a floating interest rate of SOFR plus 587 basis points. The 2020 Note is not convertible into common stock or preferred stock and is not callable by the holder. The Company has the right to redeem the 2020 Note, in whole or in part, without premium or penalty, at any interest payment date on or after June 1, 2025 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of Blue Ridge, the holder of the 2020 Note may declare the principal amount of the 2020 Note to be due and immediately payable. The 2020 Note is an unsecured, subordinated obligation of Blue Ridge and will rank junior in right of payment to Blue Ridge’s existing and future senior indebtedness. The 2020 Note qualifies as Tier 2 capital for regulatory reporting.

On December 31, 2019, Blue Ridge, through Blue Ridge Bank, acquired LenderSelect Mortgage Group (“LenderSelect”) based in Richmond, Virginia for an aggregate purchase price of $720,489. The purchase price was allocated to an amortizing intangible asset. LenderSelect offers wholesale and third party residential mortgage origination services to other financial institutions and credit unions.

On May 13, 2019, Blue Ridge and Virginia Community Bankshares, Inc., based in Louisa, Virginia, entered into a definitive agreement pursuant to which VCB agreed to merge into Blue Ridge, with Blue Ridge as the survivor in the merger. Blue Ridge completed its acquisition of VCB on December 15, 2019. Also on December 15, 2019, VCB’s Virginia chartered subsidiary bank, Virginia Community Bank, merged with and into Blue Ridge Bank. Blue Ridge acquired total assets of approximately $242.5 million and assumed total liabilities of approximately $219.2 million in the acquisition. Pursuant to the terms of the agreement, each share of VCB common stock was converted into the right to receive either $58.00 in cash or 3.05 shares of Blue Ridge’s common stock at the election of each VCB shareholder. The agreement contained allocation and proration procedures ensuring that 60% of VCB’s outstanding shares were converted into Blue Ridge’s common stock and 40% of VCB’s outstanding shares were converted into cash. In the merger, Blue Ridge issued 1,312,919 shares of its common stock and made cash payments to VCB shareholders that totaled $16,646,540 in the aggregate.

On February 1, 2019, Blue Ridge, through Blue Ridge Bank, acquired a 35% ownership interest in Hammond Insurance Agency, Incorporated for an aggregate purchase price of $1,018,500. The purchase price was allocated to goodwill in the amount of $612,500 and an amortizing intangible asset of $406,000.

On October 4, 2017, Blue Ridge, through Blue Ridge Bank, acquired an 80% ownership interest in MoneyWise Payroll Solutions (“MoneyWise), a payroll management services company located in Charlottesville, Virginia, for an aggregate price of $800,000. The purchase price was allocated to an amortizing intangible asset.

On March 30, 2016, Blue Ridge and River Bancorp, Inc. (“River”), based in Martinsville, Virginia, entered into a definitive agreement pursuant to which River agreed to merge into Blue Ridge, with Blue Ridge as the survivor in the merger. Blue Ridge completed its acquisition of River on October 20, 2016. Blue Ridge acquired total assets of approximately $114.0 million and assumed total liabilities of approximately $103.0 million in the acquisition. Pursuant to the terms of the agreement, each share of River common stock was converted into the right to receive either $16.57 in cash or 0.8143 shares of Blue Ridge’s common stock at the election of each River shareholder. The agreement contained allocation and proration procedures ensuring that 70% of River’s outstanding shares were converted into Blue Ridge’s common stock and 30% of River’s outstanding shares were converted into cash. In the merger, Blue Ridge issued 423,246 shares of its common stock and made cash payments to River shareholders that totaled $3,692,772 in the aggregate. On December 9, 2016, Blue Ridge’s Virginia chartered subsidiary bank merged with and into River’s national bank subsidiary and the surviving bank was renamed Blue Ridge Bank, National Association.

On November 20, 2015, Blue Ridge entered into a Subordinated Note Purchase Agreement under which it issued an aggregate of $10.0 million of fixed-to-floating rate subordinated notes (the “Notes”) to certain accredited investors. The Notes have a maturity date of December 1, 2025 and bear interest at the rate of 6.75% per year until December 1, 2020, at which date the rate will reset quarterly, equal to the London Interbank Offered Rate (“LIBOR”) determined on the determination date of the applicable interest period plus 512.8 basis points. Interest on the Notes is payable semi-annually on December 1 and June 1 of each year through December 1, 2020 and quarterly thereafter on March 1, June 1, September 1 and December 1 of each year through the maturity date or early redemption date. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. Blue Ridge has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after December 1, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of Blue Ridge, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of Blue Ridge and rank junior in right of payment to Blue Ridge’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

In December 2015, with the proceeds from the issuance of the Notes, Blue Ridge redeemed all $4.5 million of its outstanding Senior Non-Cumulative Perpetual Preferred Stock, Series A. Such preferred stock was originally issued to the U.S. Department of the Treasury under the Small Business Lending Fund.

The principal executive offices of Blue Ridge are located at 1807 Seminole Trail, Charlottesville, Virginia 22835, and its telephone number is (540) 743-6521.

Blue Ridge files annual, quarterly and current reports, proxy statements and other information with the SEC. Blue Ridge’s SEC filings are filed electronically and are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Blue Ridge’s website can be accessed at https://www.mybrb.com. Blue Ridge makes its SEC filings available through this website under “Investor Relations,” “Financial Documents,” “Documents” as soon as practicable after filing or furnishing the material to the SEC. Copies of documents can also be obtained free of charge by writing Blue Ridge’s Corporate Secretary at 17 West Main Street, Luray, Virginia 22835, or by calling (540) 743-6521. Information on Blue Ridge’s website does not constitute part of, and is not incorporated into, this report or any other filing the Blue Ridge makes with the SEC.

Market Area

Blue Ridge Bank currently has branches in Charlottesville, Culpepper, Drakes Branch, Fredericksburg, Gordonsville, Harrisonburg, Louisa, Luray, Martinsville, Mineral, Orange, Shenandoah, Stuart, and Zion Crossroads, Virginia and also does business as Carolina State Bank in Greensboro, North Carolina. Interstates 64 and 81, and major Routes 29 and 33, all pass through Blue Ridge Bank’s trade area and provide efficient access to other regions of Virginia, North Carolina and beyond. Blue Ridge’s primary market area covers a significant portion of central Virginia and north-central North Carolina. Additionally, Blue Ridge has mortgage operations in Virginia, Maryland, North Carolina, Delaware and South Carolina.

Products and Services

Mortgage Loans on Real Estate. Blue Ridge’s mortgage loans on real estate comprise the largest segment of its loan portfolio. The majority of Blue Ridge’s real estate loans are mortgages on owner-occupied one-to-four family residential properties, including both fixed-rate and adjustable-rate structures. Residential mortgages are underwritten and documented within the guidelines and regulations of the OCC. Home equity lines of credit are also offered. Construction loans with a 12-month term are another component of Blue Ridge’s portfolio. Underwritten at 80% loan to value to qualified builders and individuals, these loans are disbursed as construction progresses and verified by Blue Ridge inspection. Blue Ridge also offers commercial loans that are secured by real estate. These loans are also typically written at a maximum of 80% loan to value.

Blue Ridge offers secondary market residential loan origination. Through Blue Ridge Bank, customers may apply for home mortgages that are underwritten in accordance with the guidelines of either the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association (“Fannie Mae”). These loans are then sold into the secondary market on a loan-by-loan basis, usually directly to Fannie Mae. Blue Ridge Bank earns origination and servicing fees from this service.

Commercial and Industrial Loans. Commercial lending activities of Blue Ridge include small business loans, asset-based loans, and other secured and unsecured loans and lines of credit. Commercial and industrial loans may entail greater risk than residential mortgage loans, and are therefore underwritten with strict risk management standards. Among the criteria for determining the borrower’s ability to repay is a cash flow analysis of the business and business collateral.

Consumer Loans. As part of its full range of services, Blue Ridge’s consumer lending services include automobile lending, home improvement loans, credit cards and unsecured personal loans. These consumer loans historically entail greater risk than loans secured by real estate, but also generate a higher return.

Consumer Deposit Services. Consumer deposit products offered by Blue Ridge include checking accounts, savings accounts, money market accounts, certificates of deposit, online banking, mobile banking and electronic statements.

Commercial Banking Services. Blue Ridge offers a variety of services to commercial customers. These services include analysis checking, cash management deposit accounts, wire services, direct deposit payroll service, online banking, telephone banking, remote deposit and a full line of commercial lending options. Blue Ridge Bank also offers SBA loan products under the 504 Program and the PPP. The 505 Program provides long-term funding for commercial real estate and long-lived equipment. This allows commercial customers to obtain favorable rate loans for the development of business opportunities, while providing Blue Ridge Bank with a partial guarantee of the outstanding loan balance. The PPP, which was authorized under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), provides small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt.

Competition

The financial services industry is highly competitive. Blue Ridge competes for loans, deposits and financial services directly with other bank and nonbank institutions located within its markets, internet-based banks, out-of-market banks and bank holding companies that advertise or otherwise serve its markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers and to obtain new loans and deposits, and differentiators include the scope and type of services offered, interest rates paid on deposits and charged on loans, and the customer service experience. Many of Blue Ridge’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Blue Ridge believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in the communities in which it operates.

Properties

Blue Ridge, through its subsidiaries, owns or leases buildings and office space that are used in the normal course of business. The headquarters of Blue Ridge is located at 1807 Seminole Trail, Charlottesville, Virginia 22835, in a building leased by the Bank. The headquarters of Blue Ridge Bank is located at 1 East Market Street, Martinsville, Virginia 24112 in a building leased by the Bank.

Unless otherwise noted, the properties listed below are owned by the Company and its subsidiaries as of June 30, 2020.

•	17 West Main Street, Luray, Virginia 22835

•	1 East Market Street, Martinsville, Virginia 24112 (leased)

•	1807 Seminole Trail, Charlottesville, Virginia 22901 (leased)

•	563 Neff Avenue, Suite B, Harrisonburg, Virginia 22801 (leased)

•	9972 Spotswood Trail (Route 33), McGaheysville, Virginia 22840 (leased)

•	600 South Third Street, Shenandoah, Virginia 22849

•	4677 Main Street, Drakes Branch, Virginia 23937 (leased)

•	48 Animal Clinic Road, Stuart, Virginia (leased)

•	3202 Northline Avenue, Greensboro, North Carolina (leased)

•	408 East Main Street, Louisa, Virginia 23093

•	10645 Courthouse Road, Fredericksburg, Virginia 22407

•	701 South Main Street, Culpepper, Virginia 22701

•	169 North Madison Road, Orange, Virginia 22960

•	430 Mineral Avenue, Mineral, Virginia 23117

•	10050 Three Notch Road, Troy, Virginia 22974

•	104 South Main Street, Gordonsville, Virginia 22942 (leased)

Blue Ridge’s properties are maintained in good operating condition and Blue Ridge believes the properties are suitable and adequate for its operational needs.

Employees

Blue Ridge had 274 full-time and 23 part-time employees as of June 30, 2020. None of its employees are represented by any collective bargaining unit and Blue Ridge believes that relations with its employees are good.

Legal Proceedings

In the ordinary course of its operations, Blue Ridge is a party to various legal proceedings. As of the date of this joint proxy/prospectus, there are no pending or threatened proceedings against Blue Ridge, other than as set forth below, that, if determined adversely, would have a material effect on the business, results of operations, or financial position of Blue Ridge.

On August 12, 2019, a former employee of VCB and participant in its employee stock ownership plan (or “ESOP”) filed a class action complaint against VCB, Virginia Community Bank, and certain individuals associated with the ESOP in the U.S. District Court for the Western District of Virginia, Charlottesville Division (Case No. 3:19-cv-00045-GEC). The complaint alleges, among other things, that the defendants breached their fiduciary duties to ESOP participants in violation of the Employee Retirement Income Security Act of 1974, as amended. The complaint alleges that the ESOP incurred damages “that approach or exceed $12 million.” Blue Ridge automatically assumed any liability of VCB in connection with this litigation as a result of Blue Ridge’s acquisition of VCB. Blue Ridge believes the claims are without merit.

Supervision and Regulation

Blue Ridge and Blue Ridge Bank are extensively regulated under federal and state law. The following information describes certain aspects of that regulation applicable to Blue Ridge and Blue Ridge Bank and does not purport to be complete. Proposals to change the laws, regulations, and policies governing the banking industry are frequently raised in U.S. Congress, in state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on Blue Ridge and Blue Ridge Bank are impossible to determine with any certainty. A change in applicable laws, regulations or policies, or a change in the way such laws, regulations or policies are interpreted by regulatory agencies or courts, may have a material impact on the business, operations, and earnings of Blue Ridge and Blue Ridge Bank.

Blue Ridge Bankshares, Inc.

Blue Ridge is qualified as a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is registered as such with the Federal Reserve. As a bank holding company, Blue Ridge is subject to supervision, regulation and examination by the Federal Reserve and is required to file various reports and additional information with the Federal Reserve. Blue Ridge is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation and examination by the Virginia SCC.

Under the GLB Act, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized, well managed, and have achieved a rating of “satisfactory” or better under the Community Reinvestment Act (the “CRA”). Financial holding companies are permitted to engage in activities that are “financial in nature” or incidental or complementary thereto as determined by the Federal Reserve. The GLB Act identifies several activities as “financial in nature,” including insurance underwriting and sales, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Blue Ridge has not elected to become a financial holding company and has no immediate plans to become a financial holding company.

Blue Ridge Bank, National Association

Blue Ridge Bank is a federally chartered national bank. As a national bank, Blue Ridge Bank is subject to supervision, regulation and examination by the OCC and is required to file various reports and additional information with the OCC. The OCC has primary supervisory and regulatory authority over the operations of Blue Ridge Bank. Because Blue Ridge Bank accepts insured deposits from the public, it is also subject to examination by the FDIC.

Depository institutions, including Blue Ridge Bank, are subject to extensive federal and state regulations that significantly affect their businesses and activities. Regulatory bodies have broad authority to implement standards and initiate proceedings designed to prohibit depository institutions from engaging in unsafe and unsound banking practices. The standards relate generally to operations and management, asset quality, interest rate exposure, and capital. The bank regulatory agencies are authorized to take action against institutions that fail to meet such standards.

As with other financial institutions, the earnings of Blue Ridge Bank are affected by general economic conditions and by the monetary policies of the Federal Reserve. The Federal Reserve exerts a substantial influence on interest rates and credit conditions, primarily through open market operations in U.S. Government securities, setting the reserve requirements of member banks, and establishing the discount rate on member bank borrowings. The policies of the Federal Reserve have a direct impact on loan and deposit growth and the interest rates charged and paid thereon. They also impact the source, cost of funds, and the rates of return on investments. Changes in the Federal Reserve’s monetary policies have had a significant impact on the operating results of Blue Ridge Bank and other financial institutions and are expected to continue to do so in the future.

The Dodd-Frank Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act significantly restructured the financial regulatory regime in the United States and has had a broad impact on the financial services industry as a result of the significant regulatory and compliance changes required under the act. A summary of certain provisions of the Dodd-Frank Act is set forth below:

Increased Capital Standards. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. Among other things, the Dodd-Frank Act increased such requirements. See “—Capital Requirements” below.

Deposit Insurance. The Dodd-Frank Act made permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the FDI Act also revised the assessment base against which an insured depository institution’s deposit insurance premiums paid to the DIF are calculated. Under the amendments, the assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act made changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act also provides that depository institutions may pay interest on demand deposits.

The Consumer Financial Protection Bureau. The Dodd-Frank Act created the CFPB. The CFPB is charged with establishing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. See “—Consumer Financial Protection” below.

Compensation Practices. The Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or bank that provides an insider or other employee with “excessive compensation” or that could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the federal bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior.

Recent Amendments to the Dodd-Frank Act. The EGRRCPA, which became effective May 24, 2018, amended the Dodd-Frank Act to provide regulatory relief for certain smaller and regional financial institutions, such as Blue Ridge and Blue Ridge Bank. The EGRRCPA, among other things, provides financial institutions with less than $10 billion in total consolidated assets with relief from certain capital requirements and exempts banks with less than $250 billion in total consolidated assets from the enhanced prudential standards and the company-run and supervisory stress tests required under the Dodd-Frank Act. The Dodd-Frank Act has had, and may in the future have, a material impact on Blue Ridge’s operations, particularly through increased compliance costs resulting from new and possible future consumer and fair lending regulations. The future changes resulting from the Dodd-Frank Act may affect the profitability of business activities, require changes to certain business practices, impose more stringent regulatory requirements or otherwise adversely affect the business and financial condition of Blue Ridge and Blue Ridge Bank. These changes may also require Blue Ridge to invest significant management attention and resources to evaluate and make necessary changes to comply with new statutory and regulatory requirements.

Deposit Insurance

The deposits of Blue Ridge Bank are insured up to applicable limits by the DIF and are subject to deposit insurance assessments to maintain the DIF. On April 1, 2011, the deposit insurance assessment base changed from total deposits to average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act. Effective July 1, 2016, the FDIC changed its deposit insurance pricing to a “financial ratios method” based on “CAMELS” composite ratings to determine assessment rates for small established institutions with less than $10 billion in assets. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including capital adequacy, asset quality, management capability, earnings, liquidity and sensitivity to market risk (“CAMELS”). CAMELS composite ratings set a maximum assessment for CAMELS 1 and 2 rated banks, and set minimum assessments for lower rated institutions.

The FDIC’s “reserve ratio” of the DIF to total industry deposits reached its 1.15% target effective June 30, 2016. On March 15, 2016, the FDIC implemented by final rule certain Dodd-Frank Act provisions by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more. The new rule granted credits to smaller banks for the portion of their regular assessments that contributed to increasing the reserve ratio from 1.15% to 1.35%. The 1.35% target was achieved in the third quarter of 2018. In 2019 and 2018, Blue Ridge recorded expense of $420,733 and $250,319, respectively, for FDIC insurance premiums.

In addition, all FDIC insured institutions were required to pay assessments to the FDIC at an annual rate of approximately one basis point of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund, until the bonds matured during 2019.

Capital Requirements

The Federal Reserve, the OCC and the FDIC have issued substantially similar capital requirements applicable to all banks and bank holding companies. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

Effective January 1, 2015, Blue Ridge and Blue Ridge Bank became subject to the rules implementing the Basel III Capital Rules. The Basel III Capital Rules require Blue Ridge and Blue Ridge Bank to comply with the following minimum capital ratios: (i) a ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets. The phase-in of the capital conservation buffer requirement began on January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until it was fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Tier 1 and total capital to risk-weighted asset ratios of Blue Ridge were 6.60% and 10.96%, respectively, as of June 30, 2020, thus exceeding the minimum requirements. The common equity Tier 1 capital ratio was 6.60% for Blue Ridge and 11.26% for Blue Ridge Bank as of June 30, 2020. The Tier 1 and total capital to risk-weighted asset ratios of Blue Ridge Bank were 11.26% and 12.33%, respectively, as of June 30, 2020, also exceeding the minimum requirements.

With respect to Blue Ridge Bank, the “prompt corrective action” regulations pursuant to Section 38 of the FDI Act were also revised, effective as of January 1, 2015, to incorporate a common equity Tier 1 capital ratio and to increase certain other capital ratios. To be well capitalized under the revised regulations, a bank must have the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of at least 6.5%; (ii) a Tier 1 capital to risk-weighted assets ratio of at least 8.0%; (iii) a total capital to risk-weighted assets ratio of at least 10.0%; and (iv) a leverage ratio of at least 5.0%. Blue Ridge Bank exceeded the thresholds to be considered well capitalized as of June 30, 2020.

The Basel III Capital Rules also changed the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on non-accrual status, a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancelable, a 250% risk weight for mortgage servicing rights and deferred tax assets that are not deducted from capital, and increased risk-weights for equity exposures.

In December 2017, the Basel Committee on Banking Supervision published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”).

Among other things, these standards revise the standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the proposed framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing-in through January 1, 2027. Under the current capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to Blue Ridge. The impact of Basel IV on Blue Ridge and Blue Ridge Bank will depend on the manner in which it is implemented by the federal bank regulatory agencies.

On August 28, 2018, the Federal Reserve issued the SBHC Policy Statement to bank holding companies with total consolidated assets of less than $3 billion (up from the prior $1 billion threshold). Under the SBHC Policy Statement, qualifying bank holding companies have additional flexibility in the amount of debt they can issue and are also exempt from the Basel III Capital Rules (subsidiary depository institutions of qualifying bank holding companies are still subject to capital requirements). Blue Ridge currently has less than $3 billion in total consolidated assets and would likely qualify under the revised SBHC Policy Statement. However, Blue Ridge does not currently intend to issue a material amount of debt or take any other action that would cause its capital ratios to fall below the minimum ratios required by the Basel III Capital Rules.

On September 17, 2019, the federal banking agencies jointly issued a final rule required by the EGRRCPA that permits qualifying banks and bank holding companies that have less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio that would be applied using less complex leverage calculations (commonly referred to as the community bank leverage ratio or “CBLR”). Under the rule, which became effective on January 1, 2020, banks and bank holding companies that opt into the CBLR framework and maintain a CBLR of greater than 9% are not subject to other risk-based and leverage capital requirements under the Basel III Capital Rules and would be deemed to have met the well capitalized ratio requirements under the “prompt corrective action” framework. These CBLR rules were modified in response to COVID-19. See “— Coronavirus Aid, Relief, and Economic Security Act” below. Blue Ridge is evaluating whether to opt in to the CBLR framework.

Dividends

Blue Ridge’s principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from Blue Ridge Bank. Statutory and regulatory limitations apply to Blue Ridge Bank’s payment of dividends to Blue Ridge. As a general rule, the amount of a dividend may not exceed, without prior regulatory approval, the sum of net income in the calendar year to date and the retained net earnings of the immediately preceding two calendar years. A depository institution may not pay any dividend if payment would cause the institution to become “undercapitalized” or if it already is “undercapitalized.” The OCC may prevent the payment of a dividend if it determines that the payment would be an unsafe and unsound banking practice. The OCC also has advised that a national bank should generally pay dividends only out of current operating earnings. In addition, under the current supervisory practices of the Federal Reserve, Blue Ridge should inform and consult with the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to Blue Ridge’s capital structure.

Permitted Activities

As a bank holding company, Blue Ridge is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control

The BHC Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution’s performance under the CRA and its compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHC Act and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

In addition, Virginia law requires the prior approval of the Virginia SCC for (i) the acquisition of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.

Source of Strength

Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Blue Ridge is expected to commit resources to support Blue Ridge Bank, including at times when Blue Ridge may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by Blue Ridge Bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

The Federal Deposit Insurance Corporation Improvement Act

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), the federal bank regulatory agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as defined by the law.

Reflecting changes under the new Basel III capital requirements, the relevant capital measures that became effective on January 1, 2015 for prompt corrective action are the total capital ratio, the common equity Tier 1 capital ratio, the Tier 1 capital ratio and the leverage ratio. A bank will be (i) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a common equity Tier 1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any capital directive order; (ii) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a common equity Tier 1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”; (iii) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a common equity Tier 1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a common equity Tier 1 capital ratio less than 3.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes. Management believes, as of June 30, 2020, Blue Ridge met the requirements for being classified as “well capitalized.”

As described above, on September 17, 2019, the federal banking agencies jointly issued a final rule required by the EGRRCPA that permits qualifying banks and bank holding companies that have less than $10 billion in consolidated assets to elect to opt into the CBLR framework. Under the rule, which became effective on January 1, 2020, banks and bank holding companies that opt into the CBLR framework and maintain a CBLR of greater than 9% would be deemed to have met the well capitalized ratio requirements under the “prompt corrective action” framework. These CBLR rules were modified in response to the COVID-19 pandemic. See “— Coronavirus Aid, Relief, and Economic Security Act” below. Blue Ridge is evaluating whether to opt in to the CBLR framework.

As required by FDICIA, the federal bank regulatory agencies also have adopted guidelines prescribing safety and soundness standards relating to, among other things, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, and interest rate exposure. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. In addition, the agencies adopted regulations that authorize, but do not require, an institution that has been notified that it is not in compliance with safety and soundness standard to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions described above.

Transactions with Affiliates

Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of Blue Ridge Bank to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between Blue Ridge Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to Blue Ridge Bank, as those prevailing for comparable nonaffiliated transactions. In addition, Blue Ridge Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed Blue Ridge Bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which Blue Ridge Bank is permitted to extend credit to executive officers.

Consumer Financial Protection

Blue Ridge is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If Blue Ridge fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions Blue Ridge may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the CFPB, and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB has broad rule making authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

Community Reinvestment Act

The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” Blue Ridge Bank was rated “satisfactory” in its most recent CRA evaluation.

Anti-Money Laundering Legislation

Blue Ridge is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA Patriot Act of 2001. Among other things, these laws and regulations require Blue Ridge to take steps to prevent the use of Blue Ridge for facilitating the flow of illegal or illicit money, to report large currency transactions, and to file suspicious activity reports. Blue Ridge is also required to carry out a comprehensive anti-money laundering compliance program. Violations can result in substantial civil and criminal sanctions. In addition, provisions of the USA Patriot Act require the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Office of Foreign Assets Control

The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by Blue Ridge in the conduct of its business in order to assure compliance. Blue Ridge is responsible for, among other things, blocking accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial and reputational consequences for Blue Ridge.

Privacy Legislation

Several recent laws, including the Right to Financial Privacy Act, and related regulations issued by the federal bank regulatory agencies, also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice and approval from the customer.

Incentive Compensation

In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of a financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. The federal banking agencies issued such proposed rules in March 2011 and issued a revised proposed rule in June 2016 implementing the requirements and prohibitions set forth in Section 956. The revised proposed rule would apply to all banks, among other institutions, with at least $1 billion in average total consolidated assets for which it would go beyond the existing Interagency Guidance on Sound Incentive Compensation Policies to (i) prohibit certain types and features of incentive-based compensation arrangements for senior executive officers, (ii) require incentive-based compensation arrangements to adhere to certain basic principles to avoid a presumption of encouraging inappropriate risk, (iii) require appropriate board or committee oversight, (iv) establish minimum recordkeeping, and (v) mandate disclosures to the appropriate federal banking agency. The comment period for these proposed rules has closed and final rules have not yet been published.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as Blue Ridge, that are not “large, complex banking organizations.” These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. As of June 30, 2020, Blue Ridge had not been made aware of any instances of non-compliance with the final guidance.

Ability-to-Repay and Qualified Mortgage Rule

Pursuant to the Dodd-Frank Act, the CFPB issued a final rule effective on January 10, 2014, amending Regulation Z as implemented by the Truth in Lending Act, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the mortgage lender can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Qualified mortgages that are “higher-priced” (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. prime loans) are given a safe harbor of compliance. Blue Ridge is predominantly an originator of compliant qualified mortgages.

Cybersecurity

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If Blue Ridge fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

Coronavirus Aid, Relief, and Economic Security Act

In response to the COVID-19 pandemic, President Trump signed into law the CARES Act on March 27, 2020. Among other things, the CARES Act included the following provisions impacting financial institutions:

Legal Lending Limit Waiver. The CARES Act permits the OCC to waive legal lending limits to any particular borrower (i) with respect to loans to nonbank financial companies or (ii) upon a finding by the OCC that such exemption is in the public interest, with respect to any other borrower, in each case until the earlier of the termination date of the national emergency or December 31, 2020.

Community Bank Leverage Ratio. The CARES Act directs federal banking agencies to adopt interim final rules to lower the threshold under the CBLR from 9% to 8% and to provide a reasonable grace period for a community bank that falls below the threshold to regain compliance, in each case until the earlier of the termination date of the national emergency or December 31, 2020. In April 2020, the federal bank regulatory agencies issued two interim final rules implementing this directive. One interim final rule provides that, as of the second quarter 2020, banking organizations with leverage ratios of 8% or greater (and that meet the other existing qualifying criteria) may elect to use the CBLR framework. It also establishes a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall below the 8% CBLR requirement, so long as the banking organization maintains a leverage ratio of 7% or greater. The second interim final rule provides a transition from the temporary 8% CBLR requirement to a 9% CBLR requirement. It establishes a minimum CBLR of 8% for the second through fourth quarters of 2020, 8.5% for 2021, and 9% thereafter, and maintains a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the applicable CBLR requirement.

Temporary Troubled Debt Restructurings (“TDRs”) Relief. The CARES Act allows banks to elect to suspend requirements under GAAP for loan modifications related to the COVID-19 pandemic (for loans that were not more than 30 days past due as of December 31, 2019) that would otherwise be categorized as a TDR, including impairment for accounting purposes, until the earlier of 60 days after the termination date of the national emergency or December 31, 2020. Federal banking agencies are required to defer to the determination of the banks making such suspension.

Small Business Administration Paycheck Protection Program. The CARES Act created the SBA’s PPP. Under the PPP, $349 billion was authorized for small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt. The loans are provided through participating financial institutions, such as Blue Ridge Bank, that process loan applications and service the loans.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which Blue Ridge and Blue Ridge Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to Blue Ridge or Blue Ridge Bank could have a material adverse effect on the business, financial condition and results of operations of Blue Ridge and Blue Ridge Bank.

Certain Relationships and Related Transactions

Some of the directors and officers of Blue Ridge and directors to be appointed to serve on the Blue Ridge Board and Blue Ridge Bank board from VCB are at present, as in the past, customers of Blue Ridge, and Blue Ridge has had, and expects to have in the future, banking relationships in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to Blue Ridge. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The aggregate outstanding balance of loans to directors, directors to be appointed to serve on the Blue Ridge Board and Blue Ridge Bank board from VCB, executive officers, and their associates, as a group, at June 30, 2020 totaled $7.6 million or 8.00% of Blue Ridge’s equity capital at that date.

There are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to Blue Ridge.

Blue Ridge has not adopted a formal policy that covers the review and approval of related person transactions by the Blue Ridge Board. The Blue Ridge Board, however, does review all such transactions that are proposed to it for approval. During such a review, the Blue Ridge Board will consider, among other things, the related person’s relationship to Blue Ridge, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction, and any other material information. Blue Ridge’s Governance Committee also has the responsibility to review significant conflicts of interest involving directors or executive officers.

Board of Directors and Director Compensation

General. The business and affairs of Blue Ridge are managed under the direction of the Blue Ridge Board in accordance with the VSCA and Blue Ridge’s articles of incorporation and bylaws. Members of the Blue Ridge Board are kept informed of Blue Ridge’s business through discussions with the Chairman of the Board, the President and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Blue Ridge Board and its committees.

Directors of Blue Ridge. The following biographical information discloses each director’s age and business experience, including the specific skills or attributes that qualify each director for service on the Blue Ridge Board, and the year that each individual was first elected to the Blue Ridge Board.

Class I Directors (Term Expiring 2021)

Hunter H. Bost, 54, has served as a director of Blue Ridge since 2016. He is a private investor and real estate developer based in Durham, North Carolina. Previously, Mr. Bost served on the boards of directors of River Bancorp, Inc. (“River”) and its subsidiaries, River Community Bank and 1st Medallion Mortgage Corporation, prior to River’s merger with Blue Ridge in 2016. He also served as Chairman of River. Mr. Bost spent over 10 years in New York at Electra Partners, Merrill Lynch, and Price Waterhouse (now PwC). He has served on several non-profit boards, including Hábitat Para La Humanidad Guatemala, Teachers2Teachers Global, and both the Board of Visitors and the International Studies Advisory Board at the University of North Carolina at Chapel Hill. Mr. Bost was a Morehead Scholar at the University of North Carolina at Chapel Hill, where he received a Bachelor of Arts in Economics and a Master of Accounting. Additionally, he has a Master of Business Administration from the MIT Sloan School of Management and a Master of Public Administration from Harvard University’s Kennedy School of Government. Mr. Bost brings to the Blue Ridge Board broad experience in real estate and investing along with a community service focus.

Mensel D. Dean, Jr., 75, has served as a director of Blue Ridge since 2013. He is a former partner at the accounting firm PBMares, LLP and has over 50 years of public accounting experience, consulting clients in numerous industries. Mr. Dean is an U.S. Army veteran with service during the Vietnam War. He is a graduate of Bridgewater College with a Bachelor of Science in Business Administration. Mr. Dean is a Certified Public Accountant licensed in the Commonwealth of Virginia. Mr. Dean brings to the Blue Ridge Board extensive accounting and consulting experience, and broad-based knowledge of businesses operating in the Bank’s markets.

Larry Dees, 72, has served as a director of Blue Ridge since 1992 and as Chairman of the Board since 2010. In 2013, he retired from a solo accounting and tax practice in Luray, Virginia that he operated for 28 years. He was previously at Draffin & Tucker, LLP, a full-service accounting firm based in Albany, Georgia. Mr. Dees is a U.S. Army veteran with service during the Vietnam War. He is a graduate of the University of Georgia with a Bachelor of Business Administration in Accounting and a Master of Accountancy. Mr. Dees is a Certified Public Accountant licensed in the Commonwealth of Virginia. Mr. Dees brings to the Blue Ridge Board extensive accounting experience and institutional knowledge of Blue Ridge and Blue Ridge Bank gained through his long service as a director and as Chairman.

James E. Gander, II, 62, has served as a director of Blue Ridge since 1994. He is a beef cattle and crop farmer operating on a farm in Page County, Virginia continuously owned and operated by his family since 1754. He is a graduate of James Madison University with a Bachelor of Arts in English. Mr. Gander brings to the Blue Ridge Board experience in the agricultural industry, providing insight into issues facing farmers and landowners.

Robert S. Janney, 71, has served as a director and General Counsel of Blue Ridge since 2000. He has been engaged in the general practice of law at the firm of Janney & Janney, PLC in Luray, Virginia since 1974. Mr. Janney has served on the counsel of the Virginia State Bar and as Chairman of the General Practices Session of the Virginia State Bar. He is a graduate of the University of Virginia College of Arts and Sciences with a major in Government and high honors as well as a graduate of the University of Virginia School of Law. Mr. Janney brings to the Blue Ridge Board his legal background and experience, which provides insight, among other things, in matters of corporate governance.

A. Pierce Stone, 79, joined the Blue Ridge Board following Blue Ridge’s acquisition of VCB in December 2019. Mr. Stone previously served as VCB’s President, Chief Executive Officer and Chairman of the Board for forty years before his retirement in 2016. During Mr. Stone’s career, he was a founding director of the Virginia Bankers Bank, a former director of the Virginia Bankers Association, a former director and past president of Virginia Association of Community Banks and a former director and past president of the Independent Community Bankers of America. Mr. Stone holds a Bachelor of Science degree from the University of South Carolina. Mr. Stone brings to the Blue Ridge Board the extensive skills and experience gained in his long career in banking, including institutional knowledge of VCB and its markets.

Carolyn J. Woodruff, 65, has served as a director of Blue Ridge since 2019. She is the President of Woodruff Family Law Group in Greensboro, North Carolina. She is a Certified Public Accountant licensed in the state of North Carolina. She is an expert in the area of business valuation and is a frequent writer and lecturer on business valuation and federal taxation. She is an instrument-rated multi-engine airplane pilot. Ms. Woodruff graduated from Duke University School of Law with High Honors where she served as Research and Managing Editor of the Duke Law Review. Ms. Woodruff brings to the Blue Ridge Board experience and knowledge in business valuation and taxation, which provides a unique perspective, particularly in evaluating strategic acquisitions and related matters.

Class II Directors (Term Expiring 2022)

Robert B. Burger, Jr., 70, has served as a director of Blue Ridge since 2017. Previously, he was a director of River Community Bank prior to River’s merger with Blue Ridge in 2016. He is a fifth-generation funeral director, who retired after 45 years of service. Mr. Burger was appointed to the Virginia Board of Funeral Directors and Embalmers by Governor Mark Warner in 2004 and served a second term having been appointed by Governor Tim Kaine in 2008. He was a past President of the Longwood University Foundation Board, a past President and life member of the Farmville Jaycees and the Collinsville Jaycees and is a life member of the Virginia Jaycees. He formerly served as President of the Bassett Volunteer Fire Department and the Bassett Kiwanis Club. Currently, he serves as a board member of the New College Institute, Martinsville, Virginia, having been appointed by Governor Terry McAuliffe in 2016. Mr. Burger is a graduate of Campbell University with a Bachelor of Business Administration and graduated from John Tyler Community College with an Associate degree in Mortuary Science. Mr. Burger brings to the Blue Ridge Board management experience and a community service focus.

Elise Peters Carey, 34, has served as a director of Blue Ridge since 2019. She is the current President of Bethany Medical Center, the largest independent provider of medical services in the Triad area of North Carolina. She is also President of Peters Holdings and Peters Development. She is the Director of the Lenny Peters Foundation, a non-profit organization that supports the Triad and communities around the world. Previously she held various strategic planning and finance positions at American Express and Capital One Bank. Mrs. Carey began her career consulting financial institutions on market data, treasury services, and capital management. She holds a Master of Business Administration and a Bachelor of Science in Economics from the Wharton School and the University of Pennsylvania. Mrs. Carey brings to the Blue Ridge Board management experience as well as a broad knowledge of the medical industry, and real estate development and investment.

Kenneth E. Flynt, 72, has served as a director of Blue Ridge since 2016. He is a former President and Chief Executive Officer of 1st Medallion Mortgage Corporation, having retired in 2008. Mr. Flynt presently serves as Associate Dean of the College of Business at Western Carolina University (“WCU”). He is also Chairman of the Haywood County (North Carolina) Chamber of Commerce, Chairman of the Pinnacle Enterprise Fund, and Vice Chairman of the Economic Development Committee of Haywood County. He is past Finance Committee chairman of Main Street United Methodist Church in Kernersville, North Carolina, past regional president of the Board of Advisors of the WCU College of Business and a past chairman of the Kernersville Chamber of Commerce. Mr. Flynt was a founder and Chief Executive Officer of several financial institutions for a total of 20 years. He holds a Bachelor of Science in Economics and Finance (magna cum laude) from WCU and a Master of Economics from North Carolina State University. Mr. Flynt brings to the Blue Ridge Board comprehensive knowledge of the mortgage lending industry, providing insight into our mortgage division.

Brian K. Plum, 40, has served as a director of Blue Ridge since 2014 and as President and Chief Executive Officer of Blue Ridge and Blue Ridge Bank since December 2014. Mr. Plum previously held the positions with Blue Ridge and Blue Ridge Bank of Executive Vice President from 2010 to 2014, Chief Financial Officer from 2007 to 2014 and Chief Administrative Officer in 2014. Before joining Blue Ridge in 2007, he served in several positions with the accounting firm PBMares, LLP in Harrisonburg, Virginia. Mr. Plum is a graduate of Eastern Mennonite University with a Bachelor of Science in Accounting and Economics, of James Madison University with Master of Science in Accounting, and of the Darden School of Business at the University of Virginia with a Master of Business Administration. Mr. Plum is a Certified Public Accountant licensed in the Commonwealth of Virginia. Mr. Plum brings to the Blue Ridge Board management and accounting experience as well as his institutional knowledge of Blue Ridge and Blue Ridge Bank gained through his role as President and Chief Executive Officer.

Mark W. Sisk, 60, joined the Blue Ridge Board following Blue Ridge’s acquisition of VCB in December 2019. Since 1999, Mr. Sisk has been President and Owner of Curtis Brokerage Services located in Fredericksburg, Virginia. Curtis Brokerage Services is a brokerage firm for trucking/motor freight transportation. Mr. Sisk holds a business degree from Virginia Commonwealth University and has previously been professionally licensed to sell Series 6 securities, property, casualty and life insurance as well as real estate. Mr. Sisk brings to the Blue Ridge Board management experience as well as his broad knowledge of brokerage services, insurance, and real estate.

Class III Directors (Term Expiring 2023)

Andrew C. Holzwarth, 48, joined the Blue Ridge Board following Blue Ridge’s acquisition of VCB in December 2019. He will stand for election at the Annual Meeting for a three-year term. Mr. Holzwarth has served as President of the Southern Region of Stanley Martin Homes, a Mid-Atlantic residential home builder, since 2013. He was the President and Owner of Piedmont Realty and Construction from 2009 until its acquisition by Stanley Martin Homes in 2013. He holds a bachelor’s degree from Pennsylvania State University and a Master of Business Administration from the University of Virginia, Darden School of Business. Mr. Holzwarth brings to the Blue Ridge Board knowledge of the real estate industry, particularly in Blue Ridge Bank’s primary market areas.

William W. Stokes, 57, has served as a director of Blue Ridge since 2012. Mr. Stokes has been the Chief Financial Officer of Bio-Cat, Inc., a high-quality enzyme manufacturer based in the Charlottesville, Virginia area, since 2009. He previously spent over 20 years in commercial banking, including as a Senior Vice President and Area Executive for the Charlottesville market for StellarOne Bank (now Atlantic Union Bank) and its predecessor, Second Bank and Trust. Mr. Stokes is a graduate of North Carolina State University with a Bachelor of Arts in Accounting. Mr. Stokes brings to the Blue Ridge Board his background in banking along with accounting experience and knowledge of the manufacturing industry.

Malcolm R. Sullivan, Jr., 74, has served as a director of Blue Ridge since 2007. He is owner and Chairman of Sullivan Mechanical Contractors, Inc., a 73-year-old contracting firm based in Shenandoah, Virginia. He also manages the Sullivan Group, a commercial rental and lease business. Mr. Sullivan has served his local community in various capacities and is currently on the board of the Page County Technical Center Foundation. He has also served as local, state and national President of the American Subcontractors Association and was designated Man of the Year in 1990 by the Engineering News Record. He is a graduate of Elon College with a Bachelor of Fine Arts in English. Mr. Sullivan brings to the Blue Ridge Board management experience, leadership skills, knowledge of the Bank’s markets, and a community service focus.

Donald R. Vaughan, 68, has served as a director of Blue Ridge since 2019. He is a Greensboro, North Carolina attorney with more than 30 years of experience. He served in the North Carolina Senate and as Mayor Pro Tem and City Councilman for the City of Greensboro. He served on the State Banking Commission and the North Carolina Courts Commission. Mr. Vaughan previously served on the local bank boards of Wells Fargo, Wachovia, and SouthTrust. He was the 2018 Citizen Lawyer of the Year as presented by the North Carolina Bar Association. Mr. Vaughan holds a Bachelor of Arts with Highest Honors from the University of North Carolina at Chapel Hill, a Master of Public Administration from American University, and a Juris Doctor from Wake Forest University, where he was a member of the Wake Forest Law Review. He is an adjunct professor at Wake Forest Law School and Elon Law School. Mr. Vaughan brings to the Blue Ridge Board, through his experience as an elected public official, insight into the workings of state and local government and the issues facing constituents, many of whom reside in Blue Ridge Bank’s North Carolina market area.

Board Independence. The Blue Ridge Board in its business judgment has determined that 15 of its 16 members are independent as that term is defined by the New York Stock Exchange. Mr. Plum was not determined to be independent due to his position as an executive officer of Blue Ridge.

In addition, in determining that Mr. Janney is independent under the above standards, the Board considered that Mr. Janney is a partner in the law firm of Janney & Janney, PLC and provides legal services through his law firm to the Company from time to time.

Director Compensation

The following table shows the compensation earned by each of the non-employee directors of the Blue Ridge Board during 2019.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Hunter H. Bost	17,050	17,050
Robert B. Burger, Jr.	17,900	17,900
Elise Peters Carey(1)	13,150	13,150
Mensel D. Dean, Jr.	18,250	18,250
Larry Dees	23,700	23,700
Kenneth E. Flynt	17,400	17,400
James E. Gander, II	17,400	17,400
John H.H. Graves	17,400	17,400
Andrew C. Holzwarth(2)	1,200	1,200
Robert S. Janney	19,950	19,950
Richard L. Masincup(3)	6,700	6,700
Mark W. Sisk(2)	1,200	1,200
William W. Stokes	16,700	16,700
A. Pierce Stone(2)	1,200	1,200
Malcolm R. Sullivan, Jr.	18,000	18,000
Donald R. Vaughan(1)	13,000	13,000
Carolyn J. Woodruff(1)	14,000	14,000

(1)	Mrs. Carey, Mr. Vaughan and Ms. Woodruff were appointed to the Board on February 28, 2019.
(2)	Messrs. Holzwarth, Sisk and Stone were appointed to the Board on December 15, 2019.
(3)	Mr. Masincup retired from the Board on May 14, 2019.

In 2019, non-employee directors of Blue Ridge received a $7,200 annual retainer, with the exception of the Chairman, who received a $12,000 annual retainer. They also received $600 for each regular meeting of the Blue Ridge Board attended and $250 for each committee meeting attended, other than the committee chairmen, who received $400 for each committee meeting attended. Additionally, directors received $500 for attending any special meeting of the Blue Ridge Board. Mr. Plum and Mr. Shook, as executive officers of the Company, are not separately compensated for their service on the boards of Blue Ridge and Blue Bank. Mr. Shook resigned from all positions with Blue Ridge and Blue Ridge Bank effective as of the close of business on June 5, 2020.

Beginning January 1, 2020, non-employee directors of Blue Ridge receive a $14,400 annual retainer, with the exception of the Chairman, who receives a $24,000 annual retainer. They can elect to receive the annual retainer in cash or stock. They also receive 600 shares of stock per year, awarded on January 1st and vesting on December 31st of the same year, provided attendance requirements are met and the director remains in continuous service with Blue Ridge through the specified vesting date. Additionally, directors who chair a Board committee receive an annual retainer of $1,200.

Compensation Committee Interlocks and Insider Participation. None of the members of the Blue Ridge Compensation Committee is or has been an officer or employee of Blue Ridge or any of its subsidiaries. In addition, none of Blue Ridge’s executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of Blue Ridge’s directors or on its Compensation Committee.

Executive Officers of Blue Ridge

The executive officers of Blue Ridge are as follows:

Brian K. Plum – President and Chief Executive Officer. Mr. Plum is also a director of Blue Ridge. Information about his background and experience is set forth above.

James W. McCarty, Jr. – Chief Administrative Officer. Mr. McCarty, 50, has been Chief Administrative Officer of Blue Ridge Bank since January 2020. Prior to joining Blue Ridge, Mr. McCarty had served as Executive Vice President and Chief Administrative Officer of Eagle Financial Services, Inc. and Bank of Clarke County since 2008. Mr. McCarty served as Vice President and Chief Financial Officer of Eagle Financial Services, Inc. from 1997 to 2008 and as Senior Vice President and Chief Financial Officer of Bank of Clarke County from 2000 to 2008. He holds a Bachelor of Science from Virginia Tech and a Master of Business Administration from Shenandoah University.

Amanda G. Story – Chief Financial Officer. Ms. Story, 38, has been Chief Financial Officer of Blue Ridge and Blue Ridge Bank since February 2014. Ms. Story joined Blue Ridge after serving as Senior Accountant with Brown, Edwards & Company, LLP (formerly S.B. Hoover & Company, LLP), an accounting firm in Harrisonburg, Virginia, from 2006 to January 2014. Ms. Story is a graduate of Bridgewater College, receiving a Bachelor of Arts in Business Administration with a concentration in Accounting.

Executive Compensation

Principles and Objectives of Blue Ridge’s Compensation Program. Blue Ridge’s executive compensation program is designed to attract and retain highly skilled and motivated executive officers who will manage Blue Ridge in a manner to promote its growth and profitability and advance the interest of its shareholders. Additional objectives of Blue Ridge’s executive compensation program include the following:

•	to align executive pay with shareholders’ interests;

•	to recognize individual initiative and achievements; and

•	to deter excessive risk taking.

Blue Ridge’s executive compensation program consists of base salaries, cash payments in the form of discretionary annual bonuses, cash payments under an annual cash incentive program, equity compensation in the form of restricted stock awards, and other benefits and perquisites.

How Executive Pay Levels are Determined. Blue Ridge’s executive compensation programs are administered by or under the direction of its Compensation Committee. The Compensation Committee makes recommendations to the Blue Ridge Board for all decisions regarding the compensation of Blue Ridge’s executive officers, and the Blue Ridge Board either approves, modifies, or rejects these recommendations.

In determining the compensation of its executive officers, the Blue Ridge Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonuses, equity compensation, retirement benefits and other benefits, using a number of factors including the following:

•	Blue Ridge’s financial, operating, and competitive performance measured by attainment of strategic objectives and operating results on a standalone basis and relative to peer companies;

•

the duties, responsibilities and performance of each executive officer of Blue Ridge, including the achievement of identified goals for the year as they pertain to the areas of Blue Ridge’s operations for which the executive is personally responsible and accountable;

•	historical cash and other compensation levels; and

•	comparative industry market data to assess compensation competitiveness.

The role of Blue Ridge’s Chief Executive Officer in determining executive compensation is limited to input in the performance evaluation of the other “named executive officers” of Blue Ridge. Blue Ridge’s Chief Executive Officer has no input in the determination of his own compensation, which is determined by the Blue Ridge Board after receiving a recommendation by the Compensation Committee. Likewise, the other named executive officers have no role in the determination of their own compensation. Blue Ridge’s named executive officers for 2020 are identified in the Summary Compensation Table below.

The Blue Ridge Compensation Committee retains the services of CT Executive Benefits Group (“CTEBG”), an independent compensation consultant without any previous relationship with management or Blue Ridge. CTEBG attends a majority of Blue Ridge Compensation Committee meetings to provide the Compensation Committee and Blue Ridge Board advice on compensation trends and issues. CTEBG also provides an annual compensation study comparing Blue Ridge’s compensation practices and amounts to a peer group of similar banks. The compensation study includes executive and board compensation. The Compensation Committee incorporates the advice of CTEBG in all of its decision-making processes and recommendations to the Blue Ridge Board.

Summary Compensation Table

The following table sets forth information regarding the compensation for services rendered by the named executive officers of Blue Ridge during the years presented.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Brian K. Plum	2019	$300,000	$41,000	$—	$9,000	$23,403	$373,403
President and CEO	2018	$300,000	$—	$216,000	$22,011	$35,571	$573,582
Gary R. Shook(5)	2019	$260,000	$—	$—	$3,900	$24,045	$287,945
Chief Operating Officer	2018	$184,167	$25,000	$108,000	$35,190	$6,900	$359,257
Amanda G. Story	2019	$125,200	$13,427	$10,750	$6,573	$14,126	$170,079
Chief Financial Officer	2018	$122,700	$—	$18,000	$6,773	$19,099	$166,572

(1)	Consists of discretionary performance bonuses earned in the year indicated and paid in following year.
(2)

The amounts represent the grant date fair value of the awards calculated in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation – Stock Compensation. Awards consist of time-based restricted stock that vest over a period of five years. Assumptions used in the calculation of these amounts are included in Note 13 of Blue Ridge’s audited financial statements contained elsewhere in this joint proxy statement/prospectus.

(3)

The amounts represent cash payments under Blue Ridge’s annual cash incentive program that provides for awards based on the performance of Blue Ridge in five key areas: risk management, asset quality, held-for-investment loan growth, noninterest demand deposit account growth, and net income.

(4)

The amounts represent Blue Ridge’s contributions to the employee stock ownership plan, 401(k) plan, and employee health and wellness plans. The amounts also include cash payments to Mr. Plum ($12,814) and Ms. Story ($5,488) in 2018 in connection with the termination of their respective supplemental executive retirement plan agreements with Blue Ridge. The cash payments were equivalent to the amounts Blue Ridge had accrued for such supplemental executive retirement plan agreements.

(5)

Mr. Shook joined Blue Ridge as Chief Operating Officer on April 15, 2018. The 2018 amounts reflect compensation he earned during the remainder of 2018. Mr. Shook resigned from all positions with Blue Ridge and Blue Ridge Bank effective as of the close of business on June 5, 2020.

Outstanding Equity Awards. The following table provides certain information on the value of restricted stock previously awarded to Blue Ridge’s named executive officers as of December 31, 2019.

Outstanding Equity Awards at Fiscal Year-End

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)
Brian K. Plum	July 1, 2018	10,800	(2)	$226,260
	July 1, 2017	7,200	(2)	$150,840
Gary R. Shook(3)	July 1, 2018	5,400	(2)	$113,130
Amanda G. Story	July 1, 2019	500	(2)	$10,475
	July 1, 2018	900	(2)	$18,855
	July 1, 2017	1,200	(2)	$25,140

(1)	The market value of unearned shares that have not vested is based on the closing sales price of Blue Ridge’s common stock on December 31, 2019 ($20.95 per share).
(2)

The restricted stock awards vest 10% per year on the first, second and third anniversaries of the grant date, 20% on the fourth anniversary of the grant date, and 50% on the fifth anniversary of the grant date, provided that the executive has remained continuously employed with Blue Ridge through the applicable vesting date.

(3)	Mr. Shook resigned from all positions with Blue Ridge and Blue Ridge Bank effective as of the close of business on June 5, 2020.

Equity Incentive Plan

The Blue Ridge Board has adopted, and Blue Ridge’s shareholders have approved, the Blue Ridge Bankshares, Inc. Equity Incentive Plan in order to promote the interests of Blue Ridge and its shareholders by strengthening Blue Ridge’s ability to attract, motivate and retain employees, directors and consultants upon whose judgment, initiative and efforts the financial success and growth of the business of Blue Ridge largely depend. The following is a summary of the key provisions of the plan, including important features that enable Blue Ridge to maintain sound governance practices in granting awards:

•

The following types of awards will be available for issuance under the plan: nonstatutory stock options; stock appreciation rights; restricted awards, which include restricted stock and restricted stock units; and performance share awards.

•	All employees, directors and consultants of Blue Ridge and its subsidiaries are eligible participants.

•

A total of 400,000 shares of Blue Ridge common stock are reserved for issuance under the plan. The number of shares available for issuance under the plan is subject to adjustment to reflect stock splits, stock dividends and similar events.

•	No awards may be granted under the plan after April 1, 2027, the termination date of the plan.

The Blue Ridge Compensation Committee administers the plan, identifies which participants will be granted awards, and determines the terms and conditions applicable to the awards. To date, the Blue Ridge Compensation Committee has only issued shares of restricted stock under the plan. The value of the stock awarded is based on the fair market value of Blue Ridge’s common stock at the time of the grant. Blue Ridge recognizes compensation expense equal to the value of such awards over the applicable vesting period.

Annual Cash Incentive Program

Blue Ridge maintains an annual cash incentive program that provides for awards based on the performance of Blue Ridge in five key areas: risk management, asset quality, held-for-investment loan growth, noninterest demand deposit account growth, and net income. Each named executive officer of Blue Ridge is eligible to participate in the plan. Each of the foregoing areas has assigned weights for each officer and, on an annual basis, the Blue Ridge Compensation Committee determines the metrics pursuant to which bonuses ultimately will be paid to such officers, with a target award of 15% of base salary. The amounts earned under the plan may be modified, reduced or eliminated in the discretion of the Blue Ridge Compensation Committee based on Blue Ridge’s performance and other factors. Minimum targets must be achieved to earn awards with respect to asset quality, held-for-investment loan growth, noninterest demand deposit account growth, and net income, and maximum award amounts are capped for asset quality, held-for-investment loan growth, and net income to mitigate the risk of any actions taken by management that could inflate short-term incentives for personal benefit that do not align with good corporate governance or the long-term financial and operational health of Blue Ridge.

Other Benefit Plans

Supplemental Executive Retirement Plan. Blue Ridge previously entered into supplemental executive retirement plan agreements with Mr. Plum and Ms. Story. The agreements were terminated in 2017 and Blue Ridge made cash payments in 2018 to Mr. Plum ($12,814) and Ms. Story ($5,488) equal to the amounts Blue Ridge had accrued for such agreements. Prior to their termination, such agreements provided for retirement benefits payable as a monthly annuity for a 15-year period upon attainment of retirement age.

401(k) Plan. Blue Ridge has a contributory 401(k) plan. All salaried employees of Blue Ridge are eligible to participate beginning after 12 months of service. Participants can elect to contribute up to 95% of their compensation, provided that the amount contributed does not exceed the maximum amount allowed by law. Blue Ridge matches 100% of the first 5% of compensation contributed by each participant. Employees become 100% vested in Blue Ridge’s match after six years of service. Distributions to participants are made at death, retirement or other termination of employment. Normal retirement age is considered 65 and early retirement is considered 55 with 10 years of service.

Employee Stock Ownership Plan. Blue Ridge has an ESOP that covers eligible employees. Benefits in the plan vest over a five-year period. Contributions to the plan are made at the discretion of the Blue Ridge Board and may include both the matching component to employees’ elective deferrals into the 401(k) plan and discretionary profit contributions. The ESOP held a total of 79,800 shares of Blue Ridge’s common stock at December 31, 2019 and December 31, 2018. All shares issued to and held by the plan are considered outstanding in the computation of earnings per share. The ESOP or Blue Ridge is required to purchase shares from separated employees at a price determined by a third-party appraisal.

Employment and Change in Control Agreements

Securing the continued service of key executives is essential to the successful future of Blue Ridge. Employment agreements and change in control agreements can assist Blue Ridge by attracting and retaining key executives. Below is a description of the current agreements that Blue Ridge has with its named executive officers.

Employment Agreement with Brian K. Plum. Mr. Plum’s employment agreement was entered into on November 1, 2011 and the initial term expired on December 31, 2013. The agreement was renewed for successive two-year periods beginning on January 1, 2014. The agreement will continue to renew for additional two-year periods on January 1st of each even numbered year unless Blue Ridge gives notice of nonrenewal at least 12 months prior to the expiration of the then current term. Pursuant to the agreement, Mr. Plum is entitled to receive an annual base salary as determined by the Blue Ridge Board. His current base salary is $400,000. Mr. Plum is entitled to cash bonuses and stock-based awards in such amounts as may be determined by the Blue Ridge Board in accordance with the terms and conditions of the applicable incentive plans in effect from time to time. Pursuant to his agreement, Mr. Plum may only be terminated by Blue Ridge with the approval of at least two-thirds of the Blue Ridge Board. If Mr. Plum is terminated without “cause” (as defined in his agreement), he will be entitled to continuation of his base salary and benefits for a period of 12 months following his termination. Mr. Plum is subject to customary non-competition and non-solicitation restrictions for a period of one year after termination of his employment for any reason; provided, however, that if Blue Ridge elects not to renew his employment agreement, Mr. Plum will not be subject to such restrictions following the expiration of the agreement.

Change in Control Agreement with Brian K. Plum. Mr. Plum’s change in control agreement was entered into on January 1, 2011 and the initial term expired on December 31, 2013. The agreement was renewed for successive one-year periods beginning on January 1, 2014. The agreement will continue to renew for additional one-year periods on January 1st of each year unless Blue Ridge gives notice of nonrenewal at least 90 days prior to the expiration of the then current term. Under the terms of the agreement, Blue Ridge or its successor must continue to employ Mr. Plum for a term of three years after the date of a change in control of Blue Ridge. During such period, Mr. Plum is entitled to retain commensurate authority, responsibilities, and compensation benefits. The agreement requires Blue Ridge or its successor to pay Mr. Plum a base salary at least equal to his base salary for the year immediately prior to the change in control, and a bonus at least equal to the annual bonus paid prior to the change in control. If Mr. Plum’s employment is terminated during the three-year period other than for “cause” or “disability” (as defined in his agreement), or if he terminates his employment because a material term of his contract is breached by Blue Ridge or its successor, he will be entitled to a lump-sum cash payment within 30 days after the date of termination. This lump sum amount will be equal to the sum of his annual base salary, annual bonus and equivalent benefits.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BLUE RIDGE

The following presents Blue Ridge’s management’s discussion and analysis of Blue Ridge’s consolidated financial condition and the results of Blue Ridge’s operations. This discussion should be read in conjunction with Blue Ridge’s consolidated financial statements and the notes thereto appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Blue Ridge assumes no obligation to update any of these forward-looking statements, except to the extent required by law.

Critical Accounting Policies

General

The accounting principles Blue Ridge applies under GAAP are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions, judgments and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such judgments, assumptions and estimates may have a significant impact on the consolidated financial statements. Actual results, in fact, could differ from initial estimates.

The accounting policies Blue Ridge views as critical are those relating to judgments, assumptions and estimates regarding the determination of the allowance for loan losses, the fair value measurements of certain assets and liabilities, and accounting for other real estate owned.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be adequate by Blue Ridge to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. The allowance is established through a provision for loan losses charged to earnings. Loans identified as losses and deemed uncollectible by management are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established when the fair value of the loan is lower than its carrying value. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Historical losses are categorized into risk-similar loan pools and a loss ratio factor is applied to each group’s loan balances to determine the allocation.

Qualitative and environmental factors include external risk factors that Blue Ridge believes affects its overall lending environment. Environmental factors that Blue Ridge routinely analyzes include levels and trends in delinquencies and impaired loans, levels and trends in charge-offs and recoveries, trends in volume and terms of loans, effects of changes in risk selection and underwriting practices, experience, ability, depth of lending management and staff, national and local economic trends, conditions such as unemployment rates, housing statistics, banking industry conditions, and the effect of changes in credit concentrations. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

Credit losses are an inherent part of Blue Ridge’s business and, although Blue Ridge believes the methodologies for determining the allowance for loan losses and the current level of the allowance are appropriate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment, including the adverse impact COVID-19 could have on the loan portfolio which is difficult to assess at this time. Additional provisions for such losses, if necessary, would be recorded, and would negatively impact earnings.

Allowance for Loan Losses—Acquired Loans

Acquired loans accounted for under Accounting Standards Codification (“ASC”) 310-30. For Blue Ridge’s acquired loans, to the extent that Blue Ridge experiences a deterioration in borrower credit quality resulting in a decrease in Blue Ridge’s expected cash flows subsequent to the acquisition of the loans, an allowance for loan losses would be established based on Blue Ridge’s previously described allowance methodology.

Acquired loans accounted for under ASC 310-20. Subsequent to the acquisition date, Blue Ridge establishes its allowance for loan losses through a provision for loan losses based upon an evaluation process that is similar to its evaluation process used for originated loans. This evaluation, which includes a review of loans on which full collectability may not be reasonably assured, considers, among other factors, the estimated fair value of the underlying collateral, economic conditions, historical net loan loss experience, carrying value of the loans, which includes the remaining net purchase discount or premium, and other factors that warrant recognition in determining Blue Ridge’s allowance for loan losses.

Purchased Credit-Impaired Loans. Purchased credit-impaired (“PCI”) loans, which are the loans acquired in Blue Ridge’s acquisition of Virginia Community Bank, are loans acquired at a discount (that is due, in part, to credit quality). These loans are initially recorded at fair value (as determined by the present value of expected future cash flows) with no allowance for loan losses. Blue Ridge accounts for interest income on all loans acquired at a discount (that is due, in part, to credit quality) based on the acquired loans’ expected cash flows. The acquired loans may be aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. A pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flow. The difference between the cash flows expected at acquisition and the investment in the loans, or the “accretable yield,” is recognized as interest income utilizing the level-yield method over the life of each pool. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through adjustment of the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses. Therefore, the allowance for loan losses on these impaired pools reflect only losses incurred after the acquisition (representing the present value of all cash flows that were expected at acquisition but currently are not expected to be received).

Blue Ridge periodically evaluates the remaining contractual required payments due and estimates of cash flows expected to be collected. These evaluations, performed quarterly, require the continued use of key assumptions and estimates, similar to the initial estimate of fair value. Changes in the contractual required payments due and estimated cash flows expected to be collected may result in changes in the accretable yield and non-accretable difference or reclassifications between accretable yield and the non-accretable difference. On an aggregate basis, if the acquired pools of PCI loans perform better than originally expected, Blue Ridge would expect to receive more future cash flows than originally modeled at the acquisition date. For the pools with better than expected cash flows, the forecasted increase would be recorded as an additional accretable yield that is recognized as a prospective increase to Blue Ridge’s interest income on loans.

Fair Value Measurements

Blue Ridge determines the fair values of financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value using reliable and unbiased evaluations by an industry-wide valuation service. This service uses evaluated pricing models that vary based on asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

Other Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at fair value of the property, less estimated disposal costs, if any. Any excess of cost over the fair value less costs to sell at the time of acquisition is charged to the allowance for loan losses. The fair value is reviewed periodically by management and any write downs are charged against current earnings.

Emerging Growth Company

Blue Ridge qualifies as an “emerging growth company,” as defined in the federal securities laws. For as long as it continues to be an emerging growth company, Blue Ridge may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, Blue Ridge has elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to a company that is not an issuer (as defined under Section 2(a) of the Sarbanes-Oxley Act), if such standards apply to companies that are not issuers. This may make Blue Ridge’s financial statements not comparable with other public companies that are not emerging growth companies or that are emerging growth companies that have opted out of the extended transition period because of the potential differences in accounting standards used. Blue Ridge could be an emerging growth company for up to five years, although it could lose that status sooner if its gross revenues exceed $1.07 billion, if it issues more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of its common stock held by non-affiliates exceeds $700 million as of any June  30 before that time, in which case Blue Ridge would no longer be an emerging growth company as of the following December 31.

Comparison of Financial Condition at June 30, 2020 and December 31, 2019

Total assets at June 30, 2020 were $1.6 billion, an increase of $624.6 million or 65.1%, from $960.8 million at December 31, 2019. The increase in assets was primarily driven by growth in both the loans held for sale and loans held for investment portfolios, in addition to increases in cash and due from banks and other assets. Loans held for sale totaled $127.8 million as of June 30, 2020, an increase of $72.2 million, or 129.7% compared to $55.6 million at December 31, 2019. This growth was driven by increased origination volume in the mortgage division. Loans held for investment totaled $1.02 billion as of June 30, 2020, an increase of $374.6 million, or 57.9% compared to $646.8 million at December 31, 2019. This increase was due to loans originated as part of the PPP in the second quarter of 2020, which totaled $350 million at June 30, 2020. Cash and due from banks increased $181.1 million to $241.1 million at June 30, 2020 compared to $60.0 million at December 31, 2019. This increase was related to funds retained from new customers as a result of the PPP in addition to increased liquidity obtained through brokered deposit sources during the uncertainty surrounding COVID-19. Other assets totaled $35.6 million at June 30, 2020, an increase of $14.1 million, or 65.5% compared to $21.5 million as of December 31, 2019. Investment securities decreased $14.9 million, or 11.6%, to $114.0 million at June 30, 2020 compared to $128.9 million at December 31, 2019. The decrease is attributable to paydowns in the bond portfolio.

The allowance for loan losses increased by $3.6 million during the first six months of 2020 to $8.2 million, or 0.80% of total loans held for investment as of June 30, 2020, compared to $4.6 million, or 0.71% of total loans held for investment as of December 31, 2019. Imbedded in the loans held for investment balance is the credit mark on the VCB loan portfolio as part of the acquisition accounting. This credit mark totaled $1.5 million and $2.2 million at June 30, 2020 and December 31, 2019, respectively.

At June 30, 2020, total liabilities were $1.5 billion, an increase of $622.2 million, or 71.6% compared to $868.5 million at December 31, 2019. The increase in liabilities was concentrated in total deposit growth of $243.8 million, or 33.8%, to $965.9 million as of June 30, 2020 compared to $722.0 million at December 31, 2019. Included in this deposit growth are funds retained from customers as part of the PPP. Additionally, other borrowings increased $353.6 million, or 283.3% to $478.4 million as of June 30, 2020 compared to $124.8 million at December 31, 2019. This increase was due to borrowings from the Federal Reserve Paycheck Protection Program Liquidity Facility to fund loans originated under the PPP. Other liabilities totaled $21.9 million as of June 30, 2020, an increase of $10.1 million, or 84.9%, compared to $11.8 million at December 31, 2019.

Total shareholders’ equity increased by $2.8 million to $95.2 million at June 30, 2020 compared to $92.3 million at December 31, 2019. The increase is attributable to net income during the first six months of 2020 partially offset by changes in other comprehensive income related to unrealized losses in the securities portfolio as well as unrealized losses related to interest rate swaps.

Comparison of Results of Operations for the Six Months Ended June 30, 2020 and 2019

For the six months ended June 30, 2020, Blue Ridge reported net income of $7.1 million, equal to basic and diluted income per common share of $1.25. For the six months ended June 30, 2019, net income was $2.8 million, equal to basic and diluted income per common share of $0.73.

Net Interest Income. Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities and is Blue Ridge’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings. Blue Ridge’s principal interest earning assets are loans to individuals, businesses, and real estate investors, as well as its investment securities portfolio. Interest-bearing liabilities consist primarily of negotiable order of withdrawal and savings accounts, money market accounts, certificates of deposit, and FHLB advances. Generally, changes in net interest income are measured by the net interest rate spread and the net interest margin. The net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. The net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets.

The following table shows the average balance sheets for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Also shown are the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates.

	Six Months Ended June 30, 2020			Six Months Ended June 30, 2019
(Dollars in thousands)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)
Assets
Taxable investments (2)	$106,180	$1,406	2.65%	$80,254	$1,344	3.35%
Tax-free investments (2)	6,306	108	3.42%	8,600	153	3.57%

Total securities	112,486	1,514	2.69%	88,854	1,497	3.37%
Interest-bearing deposits in other banks	103,587	107	0.21%	14,465	124	1.71%
Federal funds sold	190	2	1.74%	331	4	2.41%
Loans held for sale	91,361	1,308	2.86%	39,260	770	3.92%
Loans held for investment (3)	791,752	20,678	5.22%	432,878	11,943	5.52%

Total interest-earning assets	1,099,376	23,609	4.29%	575,788	14,338	4.98%
Less allowance for loan losses	(4,860)			(3,811)
Total non-interest earning assets	97,143			32,384

Total assets	$1,191,659			$604,361

Liabilities & Shareholders’ equity
Interest-bearing demand and savings deposits	$337,054	$867	0.51%	$154,389	$737	0.95%
Time deposits	261,324	2,508	1.92%	197,819	1,991	2.01%

Total interest-bearing deposits	598,378	3,375	1.13%	352,208	2,728	1.55%
FHLB advances and other borrowings	244,211	1,547	1.27%	102,525	1,533	2.99%

Total interest-bearing liabilities	842,589	4,922	1.16%	454,733	4,261	1.87%
Demand deposits and other liabilities	256,734			98,793

Total liabilities	1,099,323			553,526
Shareholders’ equity	92,336			50,835

Total liabilities and shareholders’ equity	$1,191,659			$604,361

Interest rate spread			3.13%			3.11%
Net interest income and margin		$18,687	3.40%		$10,077	3.49%

(1)	Annualized.
(2)	Computed on a fully taxable equivalent basis.
(3)	Non-accrual loans have been included in the computations of average loan balances.

The increase in average interest-earning assets was primarily driven by an increase in average loans held for investment from the acquisition of VCB in the latter part of the fourth quarter of 2019, in addition to loans originated as part of the PPP in the second quarter of 2020. Additionally, there was a significant increase in interest-bearing deposits in other banks due to obtaining additional liquidity during the uncertainty surrounding COVID-19, in addition to funds retained from customers as a result of the PPP. Total interest income increased by $5.5 million, or 72.3% for the three-month period ended June 30, 2020 as compared to the three-month period ended June 30, 2019, and increased $9.3 million, or 64.8%, for the six-month period ended June 30, 2020 as compared to the same period in 2019.

Interest expense increased by $84 thousand, or 3.4% to $2.5 million for the three months ended June 30, 2020 as compared to $2.4 million during the three months ended June 30, 2019. Interest expense for the six-month period ended June 30, 2020 increased $661 thousand, or 15.5%, compared to the six-month period ended June 30, 2019. Average interest bearing-liabilities increased 106.8% for the three-month period ended June 30, 2020, as comparted to the same period in 2019. This increase was primarily due to obtaining additional brokered and listing service funding related to the uncertainty surrounding COVID-19, in addition to borrowings under the Federal Reserve’s Paycheck Protection Program Liquidity Facility, which were used to fund loans originated under the PPP. Average interest bearing-liabilities increased by 82.3% for the six-month period ended June 30, 2020, as compared to the same period in 2019.

Net interest income for the three-month period ended June 30, 2020 was $10.6 million as compared to $5.2 million for the same period in 2019, an increase of $5.4 million, or 104.6%. Net interest income for the six-month period ended June 30, 2020 was $18.7 million as compared to $10.1 million for the same period in 2019, an increase of $8.6 million, or 85.7%. The increase in net interest income during the period is primarily attributable to an increase in average earning assets from the acquisition of VCB in late 2019, and significant efforts to realign the balance sheet as a result of downward rate movements that occurred in 2020. Average earning assets increased $712.3 million to $1.3 billion at June 30, 2020 compared to $621.1 million at June 30, 2019.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year-to-date changes in the components of net interest income for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

	Six Months Ended June 30, 2020 vs. 2019
	Increase/ (Decrease) Due to		Total Increase/
(Dollars in thousands)	Volume	Rate	(Decrease)
Interest Income
Taxable investments	$434	$(373)	$61
Tax-free investments	(40)	(5)	(45)
Interest bearing deposits in other banks	762	(778)	(16)
Federal funds sold	(1)	(1)	(2)
Loans available for sale	1,022	(485)	537
Loans held for investment	9,902	(1,166)	8,736

Total interest income	$12,079	$(2,808)	$9,271

Interest Expense
Interest-bearing demand and savings deposits:	$871	$(742)	$129
Time deposits	639	(122)	517
FHLB advances and other borrowings	2,119	(2,104)	15

Total interest expense	3,629	(2,968)	661

Change in Net Interest Income	$8,450	$160	$8,610

Provision for Loan Losses. The provision for loan losses was $3.5 million and $4.1 million for the three and six month periods ended June 30, 2020, respectively. In comparison, the provision for loan losses was $600 thousand and $895 thousand during the three and six month periods ended June 30, 2019, respectively. Net charge-offs amounted to $191 thousand and $441 thousand for the three and six month periods ended June 30, 2020, respectively, and $291 thousand and $421 thousand for the three and six month periods ended June 30, 2019, respectively. The increased provisioning in 2020 is related to the continued uncertainty surrounding COVID-19 deferred loans and borrower ability to resume repayment once the deferral period ends.

Non-Interest Income. Blue Ridge’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of mortgages, gains on sale of United States Department of Agriculture (“USDA”) guaranteed loans, and income from bank-owned life insurance. Non-interest income totaled $16.5 million for the three months ended June 30, 2020, compared to $5.3 million for the like period in 2019, and increase of $11.2 million, or 207.0%. Non-interest income increased $12.2 million, or 131.9%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in non-interest income was primarily due to increased volume at the mortgage division resulting in the recognition of $13.7 million in income related to the origination and sale of held for sale mortgages for the three months ended June 30, 2020 compared to $3.9 million for the three months ended June 30, 2019, an increase of $9.8 million, or 248.6%. Blue Ridge recognized $17.6 million in income related to the origination and sale of held for sale mortgages for the six months ended June 30, 2020 compared to $7 million for the six months ended June 30, 2019, an increase of $10.6 million, or 150.1%. Additionally, beginning in the second quarter of 2020 Blue Ridge began retaining mortgage servicing rights, which resulted in an additional $1.6 million in income that it did not have in 2019.

Non-Interest Expense. Non-interest expense totaled $15.8 million and $27.1 million for the three and six months ended June 30, 2020, respectively, as compared to $8.2 million and $15.0 million for three and six months ended June 30, 2019, respectively, an increase of $7.6 million, or 93.7%, and $12.1 million, or 80.8%, respectively. These increases were primarily due to an increase in salaries and employee benefits of $6.1 million, or 126.4%, for the three month period ended June 30, 2020 compared to the three month period ended June 30, 2019, and an increase of $9.2 million, or 101.3%, for the six month period ended June 30, 2020 compared to the six month period ended June 30, 2019. The primary driver of these increases relates to the employees retained in the acquisition of VCB and LenderSelect Mortgage Group at the end of 2019 in addition to the additional hires needed to keep up with increased mortgage demand. Increased mortgage volume has also resulted in increased commission expense being recognized in 2020 as compared to like periods in 2019. Occupancy expenses increased $236 thousand to $875 thousand for the three-month period ended June 30, 2020, compared to $639 thousand for the three-month period ended June 30, 2019, an increase of 37.0%. Occupancy expenses increased $491 thousand, or 39.6%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Increased occupancy expenses are primarily a result of additional leased locations to support the mortgage division. Data processing costs increased $352 thousand to $658 thousand for the three-month period ended June 30, 2020 as compared to $306 thousand for the same period in 2019, an increase of 115.0%. Data processing costs increased $469 thousand to $1.1 million for the six-month period ended June 30, 2020 as compared to $656 thousand for the same period in 2019. These increases in data processing costs are due to additional core processing expenses related to onboarding the VCB customer base in the merger, carry over core integration expenses related to the acquisition of VCB, and additional data processing costs associated with increased volume in the mortgage division.

Income Tax Expense. During the three and six months ended June 30, 2020, Blue Ridge recognized a provision for income taxes of $1.6 million and $1.9 million, respectively, for an effective tax rate of 21%, as compared to a provision of $288 thousand and $610 thousand for the three and six months ended June 30, 2019, for an effective tax rate of 15.8% and 17.8%, respectively. The lower tax rate in 2019 was due to nontaxable proceeds from bank owned life insurance policies received in second quarter 2019.

Comparison of Results of Operations for the Years Ended December 31, 2019 and 2018

For the year ended December 31, 2019, Blue Ridge reported net income of $4.8 million, compared to $4.6 million reported for 2018. Basic and diluted earnings per share were $1.14 in 2019 compared to $1.64 in 2018.

Net Interest Income. Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings and is Blue Ridge’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings.

Net interest income was $21.4 million for the year ended December 31, 2019, compared to $17.3 million for the year ended December 31, 2018. Net interest margin was 3.48% for the year ended December 31, 2019 compared to 3.88% for the year ended December 31, 2018. The increase in net interest income in 2019 was primarily due to continued growth in the loan portfolio in addition to significant growth in the investment portfolio.

The following table shows the average balance sheets for each of the years ended December 31, 2019, 2018 and 2017. In addition, the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, are shown.

	For the Years Ended December 31,
	2019			2018			2017
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:
Taxable investments (1)	$103,698	$3,286	3.17%	$46,940	$1,574	3.35%	$36,031	$1,132	3.14%
Tax-free investments (1)	7,832	285	3.64%	9,497	353	3.72%	7,951	336	4.22%

Total securities	111,530	3,571	3.20%	56,437	1,927	3.42%	43,982	1,468	3.34%
Interest-bearing deposits in other banks	15,530	266	1.71%	9,051	75	0.83%	17,040	146	0.85%
Federal funds sold	313	10	3.06%	882	17	1.93%	1,552	17	1.08%
Loans available for sale	53,148	1,940	3.65%	18,381	786	4.28%	15,583	505	3.24%
Loans held for investment (including loan fees) (2)	458,927	25,150	5.48%	360,872	19,693	5.46%	312,435	16,430	5.26%

Total interest-earning assets	639,448	30,937	4.84%	445,623	22,498	5.05%	390,592	18,566	4.75%
Less allowance for loan losses	(4,572)			(3,580)			(2,802)
Total noninterest earning assets	41,611			21,597			20,079

Total assets	$676,487			$463,640			$407,869

Liabilities and shareholders’ equity:
Interest-bearing demand and savings deposits	$170,251	$1,663	0.98%	$133,431	$814	0.61%	$115,455	$490	0.42%
Time deposits	216,313	4,546	2.10%	165,317	2,698	1.63%	159,202	2,238	1.41%

Total interest-bearing deposits	386,564	6,209	1.61%	298,748	3,512	1.18%	274,657	2,728	0.99%
Other borrowings	121,201	3,310	2.73%	53,509	1,640	3.06%	37,168	1,203	3.24%

Total interest-bearing liabilities	507,765	9,519	1.87%	352,257	5,152	1.46%	311,825	3,931	1.26%
Other noninterest bearing liabilities	108,728			73,552			60,787
Shareholders’ equity	59,994			37,831			35,257

Total liabilities and shareholders’ equity	$676,487			$463,640			$407,869

Interest rate spread			2.96%			3.59%			3.49%
Net interest income and margin		$21,418	3.34%		$17,346	3.88%		$14,635	3.73%

(1)	Computed on a fully taxable equivalent basis.
(2)	Non-accrual loans have been included in the computations of average loan balances.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year-to-year changes in the components of net interest income:

	2019 compared to 2018			2018 compared to 2017
	Increase/(Decrease) Due to		Total Increase/ (Decrease)	Increase/(Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate		Volume	Rate
Interest Income
Taxable investments	$1,904	$(192)	$1,712	$366	$76	$442
Tax-free investments	(62)	(6)	(68)	57	(40)	17
Interest bearing deposits in other banks	54	137	191	(66)	(4)	(70)
Federal funds sold	(11)	4	(7)	(13)	13	—
Loans available for sale	1,486	(332)	1,154	120	161	281
Loans held for investment	5,350	107	5,457	2,643	619	3,262

Total interest income	$8,721	$(282)	$8,439	$3,107	$825	$3,932

Interest Expense
Interest-bearing demand and savings deposits:	$225	$625	$850	$110	213	$323
Time deposits	832	1,015	1,847	100	361	461
FHLB advances and other borrowings	2,074	(404)	1,670	501	(64)	437

Total interest expense	3,131	1,236	4,367	711	510	1,221

Change in Net Interest Income	$5,590	$(1,518)	$4,072	$2,396	$315	$2,711

Provision for Loan Losses. The provision for loan losses was $1.7 million during the year ended December 31, 2019 as compared to $1.2 million during the year ended December 31, 2018. Net charge-offs amounted to $750 thousand during the year ended December 31, 2019 and $448 thousand for the year ended December 31, 2018. The increase in the provision for loan losses during 2019 compared to the like period in 2018 was due to overall loan portfolio growth as well as changes in portfolio mix.

Non-Interest Income. Blue Ridge’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of mortgages, and income from bank owned life insurance. Non-interest income totaled $18.8 million for the year ended December 31, 2019, compared to $10.1 million for the like period in 2018. The increase in non-interest income was largely due to an increase of $7.2 million related to the origination and sale of held for sale mortgages. Additionally, earnings on investment in life insurance increased $735 thousand largely due to Blue Ridge receiving life insurance proceeds. The following table provides detail for non-interest income for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
Non-Interest Income (in thousands)	2019	2018

Service charges on deposit accounts	$651	$635
Earnings on investment in life insurance	936	200
Mortgage brokerage income	4,046	2,724
Gain on sale of mortgages	10,387	4,541
Gain on disposal of assets	1	1
Gain on sale of securities	451	5
Loss on sale of OREO	(43)	—
Gain on sale of guaranteed USDA loans	298	—
Small business investment company fund income	49	208
Payroll processing income through MoneyWise Payroll Solutions	980	1,015
Interchange income	642	513
Insurance income	97	—
Credit mark recovery income	200	200
Other income	101	81

Total Non-interest Income	$18,796	$10,123

Non-Interest Expense. Non-interest expense totaled $32.8 million for the year ended December 31, 2019 as compared to $20.5 million for the same period in 2018, a 60.5% increase. This was primarily due to an increase in salaries and employee benefits of $7.5 million, or 63.2%, which was a result of Blue Ridge hiring individuals in key positions to expand its team, in addition to hiring individuals to lead its new branch in Greensboro, North Carolina, and expanding its mortgage operations in Northern Virginia. Additionally, occupancy expenses increased $924 thousand, or 57.2%, due to additional leased locations for the expanded mortgage division, and a full year of lease expense for the branch in Greensboro, North Carolina. Legal and other professional fees increased $1.4 million, or 329.8%, as a result of expenses associated with the acquisition of VCB. Data processing costs increased $791 thousand, or 71.3%, a majority of which is related to the fees associated with integrating VCB’s core processing system with Blue Ridge. The following table provides detail for non-interest expense for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
Non-Interest Expense (in thousands)	2019	2018
Salaries and employee benefits	$19,328	$11,843
Occupancy and equipment expenses	2,538	1,614
Data processing	1,902	1,111
Legal and other professional fees	1,778	413
Advertising expense	810	485
Communications	441	401
Debit card expenses	363	290
Directors fees	231	190
Audits and accounting fees	258	143
FDIC insurance expense	420	250
Other contractual services	382	347
Other taxes and assessments	661	551
Printing, postage, stationery, and supplies	444	405
Education, dues, travel, meals and entertainment	806	521
Amortization expense	489	602
Mortgage loan funding/underwriting/closing	670	311
Insurance expense	153	123
Mortgage reserve expense	327	53
Other expenses	844	864

Total Non-interest Expense	$32,845	$20,464

Income Tax Expense. During the year ended December 31, 2019, Blue Ridge recognized a provision for income taxes of $826 thousand, for an effective tax rate of 14.8%, as compared to a provision of $1.1 million, for an effective tax rate of 20.1% for the year ended December 31, 2018.

Analysis of Financial Condition

Loan Portfolio. Blue Ridge makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by Blue Ridge. All loans are underwritten within specific lending policy guidelines that are designed to maximize Blue Ridge’s profitability within an acceptable level of business risk.

The following table sets forth the distribution of Blue Ridge’s loan portfolio at the dates indicated by category of loan and the percentage of loans in each category to total loans.

	At June 30,		At December 31,
	2020		2019		2018
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and financial	$437,160	42.37%	$77,282	11.95%	$49,076	11.81%
Agricultural	—	—	446	0.07%	216	0.05%
Real estate – construction, commercial	45,777	4.44%	38,039	5.87%	14,666	3.53%
Real estate – construction, residential	23,406	2.27%	26,778	4.14%	15,102	3.63%
Real estate – mortgage, commercial	263,793	25.55%	251,824	38.89%	150,513	36.22%
Real estate – mortgage, residential	212,002	20.55%	208,494	32.20%	149,856	36.06%
Real estate – mortgage, farmland	4,803	0.47%	5,507	0.85%	4,179	1.01%
Consumer installment loans	44,897	4.35%	39,202	6.05%	31,979	7.69%

Gross loans	1,031,838	100.00%	647,572	100.00%	415,587	100.00%

Less: Unearned Income	(10,373)		(738)		(719)

Gross loans, net of unearned income	1,021,465		646,834		414,868
Less: Allowance for loan losses	(8,206)		(4,572)		(3,580)

Net loans	$1,013,259		$642,262		$411,288

Loans and leases held for sale	$127,796		$55,646		$29,233

(not included in totals above)

	At December 31,
	2017		2016		2015
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and financial	$49,956	15.06%	$50,520	15.75%	$30,325	14.61%
Agricultural	314	0.09%	896	0.28%	257	0.12%
Real estate – construction, commercial	11,502	3.47%	17,737	5.53%	13,890	6.69%
Real estate – construction, residential	8,136	2.45%	5,126	1.60%	3,305	1.59%
Real estate – mortgage, commercial	111,796	33.71%	109,750	34.21%	59,845	28.84%
Real estate – mortgage, residential	119,795	36.14%	116,014	36.15%	84,317	40.64%
Real estate – mortgage, farmland	4,66	1.40%	4,514	1.41%	5,144	2.48%
Consumer installment loans	25,478	7.68%	16,281	5.07%	10,413	5.03%

Gross loans	331,633	100.00%	320,838	100.00%	207,496	100.00%

Less: Unearned Income	(829)		(1,210)		(212)
Gross loans, net of unearned income	330,804		319,628		207,284
Less: Allowance for loan losses	(2,802)		(2,013)		(2,347)

Net loans	$328,002		$317,615		$204,937

Loans and leases held for sale (not included in totals above)	$17,220		$24,656		$9,315

The following table sets forth the repricing characteristics and sensitivity to interest rate changes of Blue Ridge’s loan portfolio at June 30, 2020 and December 31, 2019 (dollars in thousands).

June 30, 2020	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and financial	$286,864	$113,095	$37,201	$437,160
Real estate – construction, commercial	14,494	21,312	9,971	45,777
Real estate – construction, residential	22,951	455	—	23,406
Real estate – mortgage, commercial	17,666	139,662	106,465	263,793
Real estate – mortgage, residential	9,672	41,907	160,423	212,002
Real estate – mortgage, farmland	152	2,263	2,388	4,803
Consumer installment loans	7,580	29,296	8,021	44,897

Gross loans	$359,379	$347,990	$324,469	$1,031,838

Fixed-rate loans	$318,993	$324,305	$150,154	$793,452
Floating-rate loans	40,386	23,685	174,315	238,386

Gross loans	$359,379	$347,990	$324,469	$1,031,838

December 31, 2019	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and financial	$22,807	$28,022	$26,899	$77,728
Real estate – construction, commercial	14,133	18,160	5,746	38,039
Real estate – construction, residential	26,279	499	—	26,778
Real estate – mortgage, commercial	28,085	125,687	98,052	251,824
Real estate – mortgage, residential	11,237	41,062	156,195	208,494
Real estate – mortgage, farmland	445	1,453	3,609	5,507
Consumer installment loans	3,154	30,870	5,178	39,202

Gross loans	$106,140	$245,753	$295,679	$647,572

Fixed-rate loans	$70,659	$223,941	$133,914	$428,514
Floating-rate loans	35,481	21,812	161,765	219,058

Gross loans	$106,140	$245,753	$295,679	$647,572

Blue Ridge prepares a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar amount of inherent losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged against income and decreased by loans charged-off (net of recoveries, if any). Management’s periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used. The allowance consists of specific and general components. The specific component relates to loans that are identified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows or the net realizable value, which is equal to the estimated fair value less estimated costs to sell, of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and those loans classified that are not impaired and is based on historical loss experience adjusted for other internal or external influences on credit quality that are not fully reflected in the historical data.

Blue Ridge follows applicable guidance issued by FASB. This guidance requires that losses be accrued when they are probable of occurring and can be estimated. It also requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are evaluated for non-accrual status when principal or interest is delinquent for 90 days or more and are placed on non-accrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Any interest payments subsequently received are recognized as income or amortized over the life of the loan depending on the specific circumstances. Interest payments received on loans, where management believes a potential for loss remains, are applied as a reduction of the loan principal balance.

Management believes that the allowance for loan losses is adequate. There can be no assurance, however, that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management’s estimates and judgments; adverse developments in the economy, on a national basis or in Blue Ridge’s market area; the impact of COVID-19; or changes in the circumstances of particular borrowers are criteria that could change and make adjustments to the provision for loan losses necessary.

The following table presents a summary of the provision and allowance for loan losses for the periods indicated:

	Six Months Ended June 30, 2020	Year Ended December 31,
(Dollars in thousands)		2019	2018	2017	2016	2015
Allowance, beginning of period	$4,572	$3,580	$2,803	$2,013	$2,347	$2,121

Charge-Offs
Commercial and industrial	$—	$(43)	$6	$—	$1,019	$28
Real estate, construction	—	—	—	—	—	—
Real estate, mortgage	—	(4)	13	71	—	—
Consumer and other loans	(574)	(914)	545	365	306	91

Total charge-offs	(574)	(961)	564	436	1,325	119

Recoveries
Commercial and industrial	1	—	—	(35)	(1)	—
Real estate, construction	—	—	—	—	—	—
Real estate, mortgage	—	6	(12)	(1)	—	—
Consumer and other loans	132	205	(104)	(95)	(64)	(25)

Total recoveries	133	211	(116)	(131)	(65)	(25)

Net charge-offs	(441)	(750)	448	305	1,260	94

Provision for loan losses	4,075	1,742	1,225	1,095	926	320

Allowance, end of period	$8,206	$4,572	$3,580	$2,803	$2,013	$2,347

Ratio of net charges-offs to average total loans outstanding during period	0.05%	0.02%	0.12%	0.09%	0.48%	0.05%

The allowance for loan losses includes specific and additional allowances for impaired loans and a general allowance applicable to all loan categories; however, management has allocated the allowance by loan type to provide an indication of the relative risk characteristics of the loan portfolio. The allocation is an estimate and should not be interpreted as an indication that charge-offs will occur in these amounts, or that the allocation indicates future trends, and does not restrict the usage of the allowance for any specific loan or category. The allocation of the allowance at June 30, 2020 and December 31, 2019, 2018, 2017, 2016 and 2015, and as a percent of the applicable loan segment, is as follows:

	June 30,		December 31,
(Dollars in thousands)	2020	% of Loans	2019	% of Loans	2018	% of Loans	2017	% of Loans	2016	% of Loans	2015	% of Loans
Commercial and industrial	$1,551	0.4%	$842	1.1%	$568	1.2%	$494	0.9%	$573	1.1%	$471	1.6%
Real estate – construction, commercial	471	1.0%	220	0.6%	111	0.8%	92	0.8%	83	0.5%	232	1.7%
Real estate – construction, residential	113	0.5%	60	0.2%	56	0.4%	36	0.5%	10	0.2%	21	0.7%
Real estate – mortgage, commercial	2,806	1.1%	1,602	0.6%	1,183	0.8%	809	0.7%	533	0.5%	668	1.1%
Real estate – mortgage, residential	834	0.4%	509	0.2%	431	0.3%	405	0.3%	289	0.3%	465	0.6%
Agricultural and farmland	13	0.3%	9	0.2%	13	0.3%	12	0.2%	8	0.1%	15	0.3%
Consumer installment	2,418	5.4%	1,330	3.4%	1,218	3.8%	954	3.8%	517	3.2%	476	4.6%

	$8,206	0.8%	$4,752	0.7%	$3,580	0.9%	$2,803	0.9%	$2,013	0.6%	$2,347	1.1%

Non-performing Assets. Non-performing assets consist of non-accrual loans; loans past due 90 days and still accruing interest, and other real estate owned (foreclosed properties). The level of non-performing assets increased by $1.0 million during the first six months of 2020 to $6.2 million as of June 30, 2020, compared to $5.2 million at December 31, 2019 and $7.7 million at December 31, 2018. Blue Ridge has established specific loan loss reserves on impaired loans equal to the estimated collateral deficiency (if any), plus the cost of sale of the underlying collateral, as applicable.

Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both.

Foreclosed real properties include properties that have been substantively repossessed or acquired in complete or partial satisfaction of debt. Such properties, which are held for resale, are carried at fair value, including a reduction for the estimated selling expenses.

The following is a summary of information pertaining to risk elements and non-performing assets:

	June 30, 2020	December 31,
(Dollars in thousands)		2019	2018	2017	2016	2015
Non-accrual loans	$3,852	$4,790	$5,515	$7,496	$787	$384
Loans past due 90 days and still accruing	2,320	369	2,005	73	433	22

Total non-performing loans	$6,172	$5,159	$7,520	$7,569	$1,220	$406
Other real estate owned	—	—	134	207	611	70

Total non-performing assets	$6,172	$5,159	$7,654	$7,776	$1,831	$476
Allowance for loan losses to total loans held for investment	0.80%	0.71%	0.86%	0.85%	0.63%	1.13%
Allowance for loan losses to non-performing loans	132.96%	88.62%	47.61%	37.02%	165.00%	578.08%
Non-performing loans to total loans held for investment	0.60%	0.80%	1.81%	2.29%	0.38%	0.20%
Non-performing assets to total assets	0.39%	0.54%	1.42%	1.89%	0.44%	0.18%

Investment Securities. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for short-term borrowings. Securities in the investment portfolio classified as securities available-for-sale may be sold in response to changes in market interest rates, changes in the securities’ prepayment risk, increased loan demand, general liquidity needs, and other similar factors, and are carried at estimated fair value. The fair value of Blue Ridge’s investment securities available-for-sale was $104.5 million at June 30, 2020, a decrease of $4.1 million, or 3.8% from $108.6 million at December 31, 2019. Investment securities held-to-maturity totaled $12.2 million at December 31, 2019 and $15.6 million at December 31, 2018. Blue Ridge had no investment securities held-to-maturity at June 30, 2020, as all such securities were transferred to available-for-sale in the second quarter of 2020.

As of June 30, 2020 and December 31, 2019, the majority of the investment securities portfolio consisted of securities rated A to AAA by a leading rating agency. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. Investment securities that were pledged to secure public deposits totaled $13.7 million and $11.8 million at June 30, 2020 and December 31, 2019, respectively.

Blue Ridge completes reviews for other-than-temporary impairment at least quarterly. At June 30, 2020, December 31, 2019 and December 31, 2018, only investment grade securities were in an unrealized loss position. Investment securities with unrealized losses are a result of pricing changes due to recent and negative conditions in the current market environment and not as a result of permanent credit impairment. Contractual cash flows for the agency mortgage-backed securities are guaranteed and/or funded by the U.S. government. Municipal securities show no indication that the contractual cash flows will not be received when due. Blue Ridge does not intend to sell nor does it believe that it will be required to sell any of its temporarily impaired securities prior to the recovery of the amortized cost.

No other-than-temporary impairment has been recognized for the securities in Blue Ridge’s investment portfolio as of June 30, 2020, December 31, 2019 and December 31, 2018.

Blue Ridge holds restricted investments in equities of the Federal Reserve Bank of Richmond (“FRB”), FHLB, and through its correspondent bank, Community Bankers’ Bank (“CBB”). At June 30, 2020, Blue Ridge owned $6.1 million of FHLB stock, $2.1 million of FRB stock, and $248 thousand of CBB stock. At December 31, 2019, Blue Ridge owned $6.0 million of FHLB stock, $963 thousand of FRB stock, and $248 thousand of CBB stock. At December 31, 2018, Blue Ridge owned $3.5 million of FHLB stock, $813 thousand of FRB stock, and $168 thousand of CBB stock.

The following table reflects the composition of Blue Ridge’s investment portfolio, at amortized cost, at June 30, 2020 and December 31, 2019, 2018 and 2017.

			December 31,
	June 30, 2020		2019		2018		2017
(Dollars in thousands)	Balance	Percent of total	Balance	Percent of total	Balance	Percent of total	Balance	Percent of total
Held-to maturity
State and municipal	$—	—%	$12,192	10.1%	$15,565	28.6%	$13,206	28.6%
Available-for-sale
State and municipal	12,150	11.6	—	—%	1,000	1.8%	1,321	2.8%
U. S. Treasury and agencies	—	—%	2,500	2.1%	3,375	6.2%	3,375	7.3%
Mortgage backed securities	80,713	77.2%	94,983	79.0%	28,976	53.3%	22,910	49.6%
Corporate bonds	11,754	11.2%	10,554	8.8%	5,477	10.1%	4,826	10.5%
Equity securities	—	—	—	—	—	—%	556	1.2%

Total investments	$104,617	100.0%	$120,229	100.0%	$54,393	100.0%	$46,194	100.0%

The following tables present the amortized cost of Blue Ridge’s investment portfolio by their stated maturities, as well as the weighted average yields for each of the maturity ranges at June 30, 2020 and December 31, 2019.

	At June 30, 2020
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available-for-sale
State and municipal	596	1.0%	1,278	1.4%	5,302	2.0%	4,974	1.9%
Mortgage backed securities	—	—	—	—	12,318	2.4%	68,395	2.4%
Corporate bonds	—		3,350	5.9%	7,675	5.0%	729	6.3%

Total investments	$596		$4,628		$25,295		$74,098

	At December 31, 2019
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Held-to maturity
State and municipal	$461	2.7%	$2,584	3.3%	$3,764	3.5%	$5,385	3.5%
Available-for-sale
State and municipal	—	—	—	—	—	—	—	—
U. S. Treasury and agencies	—	—	1,000	2.0%	1,500	2.1%	—	—
Mortgage backed securities	—	—	—	—	8,417	3.5%	86,639	2.9%
Corporate bonds	—		1,500	6.5%	8,750	4.5%	229	6.3%

Total investments	$461		$5,084		$22,431		$92,253

Deposits. The principal sources of funds for Blue Ridge are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit), primarily from its market area. Blue Ridge’s deposit base includes transaction accounts, time and savings accounts and other accounts that customers use for cash management purposes and which provide Blue Ridge with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable low-cost source of funding. Please refer to the average balance tables under “Net Interest Income” for information regarding the average balance of deposits, and average rates paid.

Approximately 28.4% of Blue Ridge’s deposits at June 30, 2020 were made up of time deposits, which are generally the most expensive form of deposit because of their fixed rate and term, as compared to 36.1% and 40.9% at December 31, 2019 and December 31, 2018, respectively.

The following tables provide a summary of Blue Ridge’s deposit base at the dates indicated and the maturity distribution of certificates of deposit of $100,000 or more as of the end of the periods indicated:

	June 30, 2020		December 31,
			2019		2018		2017
(Dollars in thousands)	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
Noninterest-bearing demand	$285,232	—	$177,819	—	$88,265	—	$61,388	—
Interest-bearing – checking, savings and money market	406,201	0.38%	283,256	0.80%	157,000	0.87%	115,888	0.40%
Time deposits $100,000 or more	194,218	1.91%	178,121	2.24%	109,004	2.02%	101,853	1.33%
Other time deposits	80,206	1.63%	82,834	1.70%	60,758	1.58%	60,161	1.31%

Total deposits	$965,857		$722,030		$415,027		$339,290

Maturities of Time Deposits ($100,000 or greater)

(Dollars in thousands)	June 30, 2020	December 31, 2019	December 30, 2018
Maturing in:
3 months or less	$21,786	$28,455	$8,155
Over 3 months through 6 months	30,893	24,646	19,265
Over 6 months through 12 months	41,090	28,922	20,867
Over 12 months	100,449	96,098	60,717

	$194,218	$178,121	$109,004

Brokered and listing service deposits made up of both certificate of deposits and money market demand accounts totaled $97.5 million at June 30, 2020, an increase of $47.7 million from $49.8 million at December 31, 2019. At December 31, 2017, these third-party deposits totaled $25.0 million.

Borrowings: The following table provides information on the balances and interest rates on total borrowings for the periods indicated:

(Dollars in thousands)	June 30, 2020	At December 31,
		2019	2018	2017
FHLB borrowings	$124,000	$124,800	$73,100	$35,957

Weighted average interest rate	0.34%	1.92%	2.47%	1.50%
Federal Reserve Paycheck Protection Program Liquidity Facility	$354,411	$—	$—	$—
Weighted average interest rate	0.35%	—%	—%	—%

FHLB advances are secured by collateral consisting of a blanket lien on qualifying loans in Blue Ridge’s residential, multifamily and commercial real estate mortgage loan portfolios as well as selected investment portfolio securities.

Federal Reserve borrowings through the Paycheck Protection Program Liquidity Facility are secured by loans Blue Ridge Bank originated under the PPP.

Liquidity. Liquidity in the banking industry is defined as the ability to meet the demand for funds of both depositors and borrowers. Blue Ridge must be able to meet these needs by obtaining funding from depositors or other lenders or by converting non-cash items into cash. The objective of Blue Ridge’s liquidity management program is to ensure that it always has sufficient resources to meet the demands of depositors and borrowers. Stable core deposits and a strong capital position provide the base for Blue Ridge’s liquidity position. Blue Ridge believes it has demonstrated its ability to attract deposits because of Blue Ridge’s convenient branch locations, personal service, technology and pricing.

In addition to deposits, Blue Ridge has access to the different wholesale funding markets. These markets include the brokered certificate of deposit market, listing service deposit market, and the federal funds market. Blue Ridge is a member of the Promontory Interfinancial Network (“Promontory”), which allows banking customers to access FDIC insurance protection on deposits through Blue Ridge which exceed FDIC insurance limits. Blue Ridge also has one-way authority with Promontory for both their Certificate of Deposit Account Registry Service and Insured Cash Sweep products which provides Blue Ridge the ability to access additional wholesale funding as needed. Blue Ridge also maintains secured lines of credit with the FRB and the FHLB for which Blue Ridge can borrow up to the allowable amount for the collateral pledged. Having diverse funding alternatives reduces Blue Ridge’s reliance on any one source for funding.

Cash flow from amortizing assets or maturing assets provides funding to meet the needs of depositors and cash flow from amortizing assets or maturing assets also provides funding to meet the needs of depositors and borrowers.

Blue Ridge has established a formal liquidity contingency plan which provides guidelines for liquidity management. For Blue Ridge’s liquidity management program, it first determines current liquidity position and then forecasts liquidity based on anticipated changes in the balance sheet. In this forecast, Blue Ridge expects to maintain a liquidity cushion. Blue Ridge also stress tests its liquidity position under several different stress scenarios, from moderate to severe. Guidelines for the forecasted liquidity cushion and for liquidity cushions for each stress scenario have been established. Blue Ridge believes that it has sufficient resources to meet its liquidity needs.

Blue Ridge had a credit line available of $307.6 million with the FHLB with an outstanding balance of $139.0 million, including $124.0 million in advances and $15.0 million representing a letter of credit for use as pledging to the Commonwealth of Virginia to secure public deposits, as of June 30, 2020, leaving the remaining credit availability of $168.6 million at June 30, 2020. As of December 31, 2019 and 2018, the outstanding balance of borrowings with the FHLB totaled $124.8 million and $73.1 million, respectively.

Blue Ridge utilized the Federal Reserve Paycheck Protection Program Liquidity Facility to fully fund loans originated under the Paycheck Protection Program, which are used as collateral for the liquidity facility. The balance of these borrowings was $354.4 million at June 30, 2020.

Blue Ridge had four unsecured federal fund lines available with correspondent banks for overnight borrowing totaling $38.0 million at June 30, 2020, $21.0 million at December 31, 2019 and $21 million at December 31, 2018. These lines were not drawn upon at June 30, 2020, December 31, 2019 or 2018.

Liquidity is essential to Blue Ridge’s business. Blue Ridge’s liquidity could be impaired by an inability to access the capital markets or by unforeseen outflows of cash, including deposits. This situation may arise due to circumstances that Blue Ridge may be unable to control, such as general market disruption, negative views about the financial services industry generally, or an operational problem that affects a third party or Blue Ridge. Blue Ridge’s ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events. Blue Ridge monitors its liquidity position daily through cash flow forecasting and monthly testing against minimum policy ratios and believes its level of liquidity and capital is adequate to conduct the business of Blue Ridge.

Capital. Capital adequacy is an important measure of financial stability and performance. Blue Ridge’s objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that considers the individual risk profile of the financial institution. The minimum capital requirements for Blue Ridge Bank are: (i) a common equity Tier 1 (“CET1”) capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total risk-based capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. Additionally, a capital conservation buffer requirement of 2.5% of risk-weighted assets is designed to absorb losses during periods of economic stress and is applicable to Blue Ridge Bank’s CET1 capital, Tier 1 capital and total capital ratios. Including the conservation buffer, Blue Ridge Bank’s minimum capital ratios are as follows: 7.00% for CET1; 8.50% for Tier 1 capital; and 10.50% for Total Risk-Based capital. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation. Blue Ridge Bank was considered “well capitalized” for regulatory purposes at June 30, 2020, December 31, 2019 and December 31, 2018.

As noted above, regulatory capital levels for Blue Ridge Bank meet those established for “well capitalized” institutions. While Blue Ridge is currently considered “well capitalized,” Blue Ridge may from time to time find it necessary to access the capital markets to meet Blue Ridge’s growth objectives or capitalize on specific business opportunities.

The following table shows the minimum capital requirement and the capital position at June 30, 2020 and December 31, 2019 and 2018 for Blue Ridge Bank.

				Minimum Ratios
	June 30, 2020	December 31, 2019	December 31, 2018	For Capital Adequacy Purposes	To Be Well Capitalized Under Prompt Corrective Action Provisions
Total Capital (to Risk Weighted Assets):
Consolidated	14.3%	10.8%	10.8%	N/A	N/A
Bank	12.0%	12.1%	12.1%	8.0%	10.5%
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	11.3%	9.9%	9.9%	N/A	N/A
Bank	11.1%	11.2%	11.2%	6.0%	8.5%
Tier 1 Capital (to Average Assets):
Consolidated	8.6%	8.3%	8.3%	N/A	N/A
Bank	8.1%	8.9%	8.9%	4.0%	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets):
Consolidated	11.3%	9.9%	9.9%	N/A	N/A
Bank	11.1%	11.2%	11.2%	4.5%	7.0%

	June 30, 2020	December 31, 2019	December 31, 2018	For Capital Adequacy Purposes	To Be Well Capitalized Under Prompt Corrective Action Provisions
Total Capital (to Risk Weighted Assets):
Bank	12.33%	11.96%	12.1%	10.50%	10.00%
Tier 1 Capital (to Risk Weighted Assets):
Bank	11.26%	11.28%	11.2%	8.50%	8.00%
Tier 1 Capital (to Average Assets):
Bank	7.39%	8.08%	8.9%	6.50%	5.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets):
Bank	11.26%	11.28%	11.2%	7.00%	6.50%

Off-Balance Sheet Activities

Standby letters of credit are conditional commitments issued by Blue Ridge to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers; Blue Ridge generally holds collateral supporting these commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Blue Ridge would be required to fund the commitment. The maximum potential amount of future payments Blue Ridge could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, Blue Ridge would be entitled to seek recovery from the customer. The maximum potential amount of future advances on standby letters of credit available through Blue Ridge at June 30, 2020, December 31, 2019 and December 31, 2018, totaled $6.6 million, $641 thousand and $1.6 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Blue Ridge evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Blue Ridge upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include real estate and income producing commercial properties. The approved commitments to extend credit that was available but unused at June 30, 2020, December 31, 2019 and December 31, 2018 totaled $128.9 million, $107.7 million and $65.2 million, respectively.

Interest Rate Risk Management

As a financial institution, Blue Ridge is exposed to various business risks, including interest rate risk. Interest rate risk is the risk to earnings and value arising from volatility in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities, changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay loans and depositors’ ability to redeem certificates of deposit before maturity, changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion, and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR. Blue Ridge’s goal is to maximize net interest income without incurring excessive interest rate risk. Management of net interest income and interest rate risk must be consistent with the level of capital and liquidity that Blue Ridge maintains. Blue Ridge manages interest rate risk through an asset and liability committee (“ALCO”). ALCO is responsible for managing Blue Ridge’s interest rate risk in conjunction with liquidity and capital management.

Blue Ridge employs an independent consulting firm to model its interest rate sensitivity. Blue Ridge uses a net interest income simulation model as its primary tool to measure interest rate sensitivity. Many assumptions are developed based on expected activity in the balance sheet. For maturing assets, assumptions are created for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that could reprice during the modeled time period. These assumptions also cover how Blue Ridge expects rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. Based on inputs that include the current balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that market rates remain unchanged. This is considered the base case. Next, the model determines what net interest income would be based on specific changes in interest rates. The rate simulations are performed for a two-year period and include rate changes of down 100 basis points to 300 basis points and up 100 basis points to 400 basis points. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

Stress testing the balance sheet and net interest income using instantaneous parallel shock movements in the yield curve of 100 to 400 basis points is a regulatory and banking industry practice. However, these stress tests may not represent a realistic forecast of future interest rate movements in the yield curve. In addition, instantaneous parallel interest rate shock modeling is not a predictor of actual future performance of earnings. It is a financial metric used to manage interest rate risk and track the movement of Blue Ridge’s interest rate risk position over a historical time frame for comparison purposes. At June 30, 2020, Blue Ridge’s asset/liability position was considered to be asset sensitive based on its interest rate sensitivity model. At December 31, 2019, Blue Ridge’s asset/liability position was considered to be slightly asset sensitive based on its interest rate sensitivity model.

Additional information on the Blue Ridge’s interest rate sensitivity for a static balance sheet over a one-year time horizon as of December 31, 2019 can be found below.

Interest Rate Risk to Earnings (Net Interest Income)
December 31, 2019
Change in interest rates (basis points)	Percentage change in net interest income
+400	19.1%
+300	16.5%
+200	14.2%
+100	12.0%
0	—
-100	2.0%
-200	-5.9%

Economic value of equity (“EVE”), measures the period end market value of assets less the market value of liabilities and the change in this value as rates change. It models simultaneous parallel shifts in market interest rates, implied by the forward yield curve. The EVE model calculates the market value of capital by taking the present value of all asset cash flows less the present value of all liability cash flows.

The interest rate risk to capital at December 31, 2019 is shown below and reflects that Blue Ridge’s market value of capital is in a slightly asset sensitive position in which an increase in short-term interest rates is expected to generate higher market values of capital. At December 31, 2019, all EVE stress tests measures were within Blue Ridge’s board policy established limits.

Interest Rate Risk to Capital
December 31, 2019
Change in interest rates (basis points)	Percentage change in economic value of equity
+400	9.01%
+300	7.38%
+200	6.60%
+100	5.63%
0	—
-100	2.04%
-200	1.97%

INFORMATION ABOUT BAY BANKS

The following provides additional information regarding Bay Banks and should be read in conjunction with Bay Banks’ financial statements and the notes thereto and the other information related to Bay Banks included elsewhere in this joint proxy statement/prospectus or incorporated by reference herein. See “Additional Information” and Incorporation of Certain Documents by Reference.”

General Description of Bay Banks’ Business

Bay Banks is a Virginia corporation and bank holding company that conducts substantially all of its operations through its subsidiaries, Virginia Commonwealth Bank and VCB Financial Group. Virginia Commonwealth Bank opened for business in 1930 as Bank of Lancaster and partners with the communities it serves to deliver banking and financial services.

Virginia Commonwealth Bank is a state-chartered bank, headquartered in Richmond, Virginia, and a member of the Federal Reserve System. Virginia Commonwealth Bank has 18 banking offices, including one loan production office, located throughout the greater Richmond region of Virginia, the Northern Neck region of Virginia, Middlesex County, and the Hampton Roads region of Virginia. Virginia Commonwealth Bank serves businesses, professionals, and consumers with a wide variety of financial services, including retail and commercial banking, and mortgage banking. Products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, insurance, credit cards, online banking, telephone banking, and mobile banking. A substantial amount of Virginia Commonwealth Bank’s deposits are interest bearing, and the majority of Virginia Commonwealth Bank’s loan portfolio is secured by real estate. Deposits of Virginia Commonwealth Bank are insured by the DIF of the FDIC up to applicable limits.

On April 1, 2017, Bay Banks completed a merger with Virginia BanCorp Inc. (“Virginia BanCorp”), a bank holding company conducting substantially all of its operations through its subsidiary, Virginia Commonwealth Bank. Immediately following the Company’s merger with Virginia BanCorp, Virginia BanCorp’s subsidiary bank was merged with and into Bank of Lancaster. Bank of Lancaster then changed its name to Virginia Commonwealth Bank.

VCB Financial Group provides management services for personal and corporate trusts, including estate planning, estate settlement, trust administration, and investment and wealth management services. Products and services include estate planning and settlement, revocable and irrevocable living trusts, testamentary trusts, custodial accounts, investment planning, brokerage services, insurance, investment managed accounts, and managed and self-directed individual retirement accounts.

Virginia Commonwealth Bank has one wholly-owned subsidiary, Bay Services Company, Inc., a Virginia corporation organized in 1994 (“Bay Services”). Bay Services owns an interest in Infinex Investments, Inc., which provides brokerage services and investment products that are marketed by the VCB Financial Group.

As of June 30, 2020, Bay Banks had total assets of $1.24 billion, deposits of $1.01 billion, and shareholders’ equity of $119.7 million. Bay Banks’ headquarters are located in Richmond, Virginia, and its telephone number is (804) 404-9668. Bay Banks’ website is www.baybanks.com. Information contained on Bay Banks’ website is not a part of or incorporated into this report or any other filing Bay Banks makes with the SEC.

Through Virginia Commonwealth Bank and VCB Financial Group, Bay Banks provides a wide variety of financial services to its customers in its market areas. The primary products and services provided by Virginia Commonwealth Bank are summarized as follows.

Real Estate Loans. Virginia Commonwealth Bank’s mortgage loans on real estate comprise the largest type of its loan portfolio. A large portion of Virginia Commonwealth Bank’s real estate loans are mortgages on one-to-four family residential properties, with both fixed and adjustable interest rate terms, and the majority of these are owner-occupied. Owner-occupied residential mortgages are underwritten and documented within the guidelines of the regulations of the Federal Reserve. Home equity lines of credit are also offered. Virginia Commonwealth Bank also offers secondary market residential loan origination, whereby home mortgages are underwritten in accordance with the guidelines of Freddie Mac or Fannie Mae or other secondary market purchasers. These loans are then sold into the secondary market on a loan-by-loan basis, usually directly to Freddie Mac, Fannie Mae, or other secondary market participants. Virginia Commonwealth Bank earns origination fees on sold loans and may retain servicing rights and earn servicing fees from these loans.

Virginia Commonwealth Bank offers construction, land, and land development loans. These loans are to individuals and qualified builders and are generally for the acquisition or improvement of land and/or the construction and/or improvement of personal residences or commercial properties. Underwritten typically at a maximum of 80% loan to value, funds under these loans are disbursed as construction progresses, subject to verification by Virginia Commonwealth Bank’s inspection.

Virginia Commonwealth Bank offers commercial real estate loans that are secured by income-producing or owner-occupied real estate. These mortgages are typically written at a maximum of 80% loan to value. Commercial mortgages on owner-occupied properties represent real estate loans where the business or business owner occupies all or substantially all of the property and the primary source of repayment is the cash flows from the business occupying the property.

Commercial and Industrial Loans. Virginia Commonwealth Bank offers commercial and industrial loans, which are typically for the financing of equipment and/or inventory or accounts receivable. Commercial and industrial lending includes small business loans, asset based loans, and other secured and unsecured loans and lines of credit. Commercial and industrial loans may entail greater risk than other loans, and are therefore underwritten with strict risk management standards. Among the criteria for determining the borrower’s ability to repay is a cash flow analysis of the business and business collateral.

Consumer Loans. As part of its range of services, Virginia Commonwealth Bank’s consumer lending services include automobile and boat financing, home improvement loans, credit cards, and unsecured personal loans. These consumer loans historically entail greater risk than loans secured by real estate, but generate a higher rate of return.

Consumer Deposit Services. Consumer deposit products include checking accounts, savings accounts, money market accounts, and certificates of deposit. Virginia Commonwealth Bank offers numerous services and access to its customers, including telephone banking, online banking, mobile banking, mobile deposit, electronic statements, and identity theft protection.

Commercial Banking Services. Virginia Commonwealth Bank offers a variety of services to commercial customers. These services include analysis checking, cash management deposit accounts, wire services, direct deposit payroll service, lockbox service, positive pay, online banking, telephone banking, remote deposit, and a full line of commercial lending options. Virginia Commonwealth Bank also offers Small Business Administration loan products under the 504 Program, which provides long-term funding for commercial real estate and long-lived equipment. This allows commercial customers to obtain favorable rate loans for the development of business opportunities, while providing Virginia Commonwealth Bank with a partial guarantee of the outstanding loan balance.

Purchased Loans. Virginia Commonwealth Bank acquired certain purchased loan pools as part of its merger with Virginia Bancorp. From time to time, Virginia Commonwealth Bank purchases whole or partial loans through various reputable institutions and participations from other banks.

DESCRIPTION OF BLUE RIDGE CAPITAL STOCK

The following description of the material terms of Blue Ridge’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, its articles of incorporation and its bylaws. Copies of the full text of Blue Ridge’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. See “Additional Information.”

General

The authorized capital stock of Blue Ridge consists of (i) 25,000,000 shares of common stock, no par value per share, and (ii) 250,000 shares of preferred stock, par value $50.00 per share. As of the record date of the Blue Ridge special meeting, [●], 2020, there were [●] shares of common stock issued and outstanding held by approximately [●] holders of record and no shares of preferred stock issued and outstanding. As of [●], 2020, there were no options outstanding to purchase shares of Blue Ridge common stock and [●] shares subject to unvested restricted stock awards, all granted under Blue Ridge’s equity compensation plans.

Common Stock

General. Each share of Blue Ridge common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. Blue Ridge’s common stock is listed on the NYSE American under the symbol “BRBS.” The transfer agent for Blue Ridge’s common stock is Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021.

Voting Rights. The holders of Blue Ridge common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Dividends. Blue Ridge’s shareholders are entitled to receive dividends or distributions that the Blue Ridge Board may declare out of funds legally available for those payments. The payment of distributions by Blue Ridge is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, Blue Ridge’s ability to pay dividends is affected by the ability of Blue Ridge Bank, its bank subsidiary, to pay dividends to the holding company. The ability of Blue Ridge Bank, as well as Blue Ridge, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Blue Ridge, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of Blue Ridge and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of Blue Ridge available for distribution in cash or in kind.

Directors and Classes of Directors. The Blue Ridge Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Currently, the Blue Ridge Board consists of 16 directors. Under the VSCA, a director of Blue Ridge may be removed, with or without cause, by shareholders if the number of votes cast to remove such director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

No Preemptive Rights; Redemption and Assessment. Holders of shares of Blue Ridge common stock are not be entitled to preemptive rights with respect to any shares that may be issued. Blue Ridge common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

The Blue Ridge Board is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Blue Ridge Board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Because the Blue Ridge Board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock voting, conversion or other rights that could adversely affect the voting power of the holders of Blue Ridge common stock and, under certain circumstances, discourage an attempt by others to gain control of Blue Ridge.

The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of Blue Ridge, then existing market conditions and other factors that, in the judgment of the Blue Ridge Board, might warrant the issuance of preferred stock.

Liability and Indemnification of Directors and Officers

As permitted by the VSCA, Blue Ridge’s articles of incorporation contain provisions that indemnify its directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of directors and officers for monetary damages to the company or its shareholders in excess of one dollar, except to the extent such indemnification or elimination of liability is prohibited by the VSCA. These provisions do not limit or eliminate the rights of Blue Ridge or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, Blue Ridge’s articles of incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. Blue Ridge has limited its exposure to liability for indemnification of directors and officers by purchasing directors’ and officers’ liability insurance coverage.

Blue Ridge Common Stock Not Insured by the FDIC

Blue Ridge’s common stock is not a deposit or a savings account and is not insured or guaranteed by the FDIC or any other government agency.

Antitakeover Provisions of Blue Ridge’s Articles of Incorporation, Bylaws, and Virginia Law

General. Blue Ridge’s articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Blue Ridge by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Blue Ridge Board. These provisions are designed to reduce, or have the effect of reducing, Blue Ridge’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent Blue Ridge shareholders from receiving a premium over the then prevailing market price of Blue Ridge common stock or a transaction that may otherwise be in the best interest of Blue Ridge shareholders. In addition, these provisions make it more difficult for Blue Ridge shareholders, should they choose to do so, to remove the Blue Ridge Board or Blue Ridge’s management.

Blue Ridge’s Articles of Incorporation and Bylaws

Preferred Stock. Blue Ridge’s articles of incorporation authorize the Blue Ridge Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See “– Preferred Stock” above. Under this authority, the Blue Ridge Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Blue Ridge’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Blue Ridge common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Blue Ridge by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Blue Ridge’s management.

Classified Board of Directors. Blue Ridge’s articles of incorporation and bylaws divide the Blue Ridge Board into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of the Blue Ridge Board, subject to the shareholders’ ability to remove directors with or without cause by vote of the holders of a majority of Blue Ridge’s outstanding common shares. The classification of the Blue Ridge Board makes it more difficult and time consuming to gain control of the Blue Ridge Board.

Board Vacancies. Virginia law and Blue Ridge’s articles of incorporation and bylaws provide that any vacancy occurring on the Blue Ridge Board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Blue Ridge Board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. Blue Ridge’s articles of incorporation provide that certain mergers or consolidations, share exchanges, acquisitions of control, sales of all or substantially all of Blue Ridge’s assets, liquidation or dissolution, in each case with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge outstanding and entitled to vote on the transaction (a “significant shareholder”), must be approved by the affirmative vote of the holders of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. The voting provisions described in this paragraph do not apply to any transaction which is approved in advance by a majority of those directors of Blue Ridge (i) who were directors before the corporation, person or entity became a significant shareholder and who are not affiliates of such significant shareholder, and (ii) who became directors of Blue Ridge at the recommendation of the directors referred to in clause (i) above.

Shareholder Meetings. Under its bylaws, special meetings of shareholders may only be called by Blue Ridge’s President or by request in writing stating the purposes thereof delivered to the President and signed by a majority of the directors or by three or more shareholders owning in the aggregate, not less than 20% in interest of the shares of the Blue Ridge capital stock. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting. This provision is designed to afford antitakeover protection by making it more difficult for shareholders to call a special meeting of shareholders to consider a proposed merger or other business combination.

Advance Notification of Shareholder Nominations. Blue Ridge’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Blue Ridge Board. Pursuant to Blue Ridge’s bylaws, a shareholder entitled to vote for the election of directors may nominate persons for election to the Blue Ridge Board by delivering written notice to Blue Ridge’s Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws generally require that such notice be delivered not fewer than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A shareholder wishing to nominate any person for election as a director must provide Blue Ridge with certain information concerning the nominee and the proposing shareholder.

Merger Considerations. The articles of incorporation of Blue Ridge provide that the Blue Ridge Board, when evaluating a transaction that would or may involve a change in control of Blue Ridge, shall consider, among other things, the following factors: the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Blue Ridge and on the communities in which Blue Ridge operates or is located, the business reputation of the other party proposing the transaction and the evaluation of the then value of Blue Ridge in a freely negotiated sale and of the future prospects of Blue Ridge as an independent entity. This provision provides the Blue Ridge Board the latitude to consider additional factors, aside from the price of a proposed merger or other business combination, in determining whether the transaction is in the best interests of Blue Ridge and its shareholders.

Virginia Antitakeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Blue Ridge’s articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. Neither Blue Ridge’s articles of incorporation nor its bylaws contain a provision opting out of the Control Share Acquisitions Statute.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Blue Ridge and Bay Banks each are Virginia corporations subject to the provisions of the VSCA. In addition, the rights of shareholders of Blue Ridge and Bay Banks are governed by their respective articles of incorporation and bylaws. Upon completion of the proposed merger, Bay Banks shareholders will become shareholders of Blue Ridge and, as such, their shareholder rights will be governed by the articles of incorporation and bylaws of Blue Ridge and will continue to be governed by the VSCA.

The following is a summary of the material differences in the rights of shareholders of Blue Ridge and Bay Banks, but is not a complete statement of all those differences. Shareholders should read carefully the relevant provisions of the VSCA and the respective articles of incorporation and bylaws of Blue Ridge and Bay Banks. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Blue Ridge and Bay Banks and to the provisions of the VSCA.

Authorized Capital Stock

Blue Ridge	Bay Banks
The authorized capital stock of Blue Ridge consists of (i) 25,000,000 shares of common stock, no par value per share, and (ii) 250,000 shares of preferred stock, par value $50.00 per share. As of the record date of the Blue Ridge special meeting, [●], 2020, there were [●] shares of common stock issued and outstanding held by approximately [●] holders of record and no shares of preferred stock issued and outstanding.	The authorized capital stock of Bay Banks consists of (i) 30,000,000 shares of common stock, par value $5.00 per share, and (ii) 2,000,000 shares of preferred stock, par value $5.00 per share. As of the record date of the Bay Banks special meeting, [●], 2020, there were [●] shares of common stock issued and outstanding held by approximately [●] holders of record and no shares of preferred stock issued and outstanding.

Blank Check Preferred Stock

Blue Ridge	Bay Banks
The Blue Ridge Board is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Blue Ridge Board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.	Bay Banks may issue preferred stock from time to time in one or more classes or series, with such distinctive designations, rights and preferences as shall be stated and expressed in Bay Banks’ articles of incorporation or in the resolution or resolutions providing for the issuance of shares of a particular series, and in such resolution or resolutions providing for the issuance of shares of such series. The Bay Banks Board is authorized to fix or establish the amount, designation, dividends, voting rights, liquidation, sinking fund, conversion and other rights specified by the Bay Banks Board with respect to any such class or series.

Voting Rights

Blue Ridge	Bay Banks

Common Stock. The holders of Blue Ridge common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Preferred Stock. The Blue Ridge Board may fix the voting powers of any series of preferred stock that may be designated. Blue Ridge does not currently have any outstanding shares of preferred stock.

Quorum. Any number of Blue Ridge shareholders holding together a majority of stock issued and outstanding, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business.

Common Stock. Bay Banks’ articles of incorporation provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. In general, more than 60% of votes represented at a meeting with respect to a matter is sufficient to authorize action upon routine matters. Bay Banks’ articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

Preferred Stock. The Bay Banks Board may fix the voting powers of any series of preferred stock that may be designated. Bay Banks does not currently have any outstanding shares of preferred stock.

Quorum. A quorum for any meeting of Bay Banks shareholders shall consist of 60% of the shares of Bay Banks capital stock of Bay Banks entitled to vote.

Dividend Rights

Blue Ridge and Bay Banks

Common Stock. Both Blue Ridge’s and Bay Banks’ shareholders are entitled to receive dividends or distributions that their respective boards of directors may declare out of funds legally available for those payments. The payment of distributions by Blue Ridge and Bay Banks is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution.

Preferred Stock. The articles of incorporation of both Blue Ridge and Bay Banks permit the issuance of series of preferred stock with terms set by the applicable board, which terms may include the right to receive dividends ahead of the holders of the applicable company’s common stock. Blue Ridge and Bay Banks do not currently have any outstanding shares of preferred stock.

Liquidation Rights

Blue Ridge and Bay Banks

In the event of any liquidation, dissolution or winding up of Blue Ridge or Bay Banks, the holders of shares of the applicable company’s common stock will be entitled to receive, after payment of all debts and liabilities and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of the applicable company will be available for distribution in cash or in kind to the holders of shares of common stock.

Directors and Classes of Directors

Blue Ridge	Bay Banks

The Blue Ridge Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. The number of directors may be increased or decreased by the Blue Ridge Board in its discretion or by the Blue Ridge shareholders at any shareholder meeting, provided that the number cannot be less than five nor more than 25.

The articles of incorporation of Blue Ridge do not contain a provision regarding the removal of a director by its shareholders. Accordingly, under the VSCA, a director of Blue Ridge may be removed with or without cause by a majority vote of the holders of Blue Ridge’s common stock.

Bay Banks’ articles of incorporation and bylaws separate the directors into three separate classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. Each director serves until the third succeeding annual meeting of shareholders and his or her successor is elected and qualified.

Bay Banks’ articles of incorporation provide that directors may be removed only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Bay Banks’ bylaws state that each director agrees that he or she will tender his or her letter of resignation as a director of Bay Banks at the annual meeting of shareholders in the year in which he or she attains the age of 72.

Antitakeover Provisions

Certain provisions of the VSCA and the articles of incorporation and bylaws of Blue Ridge and Bay Banks may discourage attempts to acquire control of Blue Ridge or Bay Banks, respectively, as further described with respect to Blue Ridge under “Description of Blue Ridge Capital Stock – Antitakeover Provisions of Blue Ridge’s Articles of Incorporation, Bylaws, and Virginia Law.” These provisions also may deter or delay corporate changes of control that the Blue Ridge or Bay Banks boards did not approve.

Authorized Preferred Stock. The articles of incorporation of Blue Ridge and Bay Banks authorize the issuance of preferred stock. The Blue Ridge and Bay Banks boards may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as the board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Blue Ridge or Bay Banks by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Classified Board of Directors. The provisions of Blue Ridge’s and Bay Banks’ articles of incorporation providing for classification of the Blue Ridge Board and the Bay Banks Board into three separate classes may have certain antitakeover effects.

Board Vacancies. Virginia law and Blue Ridge’s and Bay Banks’ articles of incorporation and bylaws provide that any vacancy occurring on the Blue Ridge Board or Bay Banks Board, respectively, may be filled by the remaining members of the board. These provisions include vacancies resulting from an increase in the size of the board of directors.

Supermajority Voting Provisions. The VSCA provides that, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include: (i) adoption of plans of merger or share exchange; (ii) sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and (iii) adoption of plans of dissolution. The VSCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Blue Ridge	Bay Banks

The articles of incorporation of Blue Ridge require that actions such as those set forth above must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of Blue Ridge entitled to vote on the transaction, unless such transaction is with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge outstanding and entitled to vote on the transaction (a “significant shareholder”). If such a transaction is with a significant shareholder, then the transaction must be approved by the affirmative vote of the holders of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction.

The voting provisions described in this paragraph do not apply to any transaction which is approved in advance by a majority of those directors of Blue Ridge (i) who were directors before the corporation, person or entity became a significant shareholder and who are not affiliates of such significant shareholder, and (ii) who became directors of Blue Ridge at the recommendation of the directors referred to in clause (i) above.

The articles of incorporation of Bay Banks require that actions such as those set forth above must be approved by the affirmative vote of the holders of at least 60% of all votes entitled to be cast by each voting group entitled to vote thereon, provided that the plan of merger has been approved and recommended by at least two-thirds of the Bay Banks Board. If the plan of merger is not approved and recommended by at least two-thirds of the Bay Banks Board, the plan of merger must be approved by the vote of 80% or more of all votes entitled to be cast by each voting group entitled to vote thereon.
Special Meetings of Shareholders.
Blue Ridge	Bay Banks
The bylaws of Blue Ridge contain a provision pursuant to which special meetings of the shareholders of Blue Ridge may be called by the President and shall be called upon a request in writing stating the purposes thereof delivered to the President and signed by a majority of the directors or by three or more shareholders owning, in the aggregate, not less than 20% of the outstanding shares of Blue Ridge common stock. Bay Banks bylaws contain a provision pursuant to which special meetings of its shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or the holders of not less than one-third of all the shares entitled to vote at such meeting.	Under Bay Banks’ bylaws, only the Chairman of the Board, the President, or a majority of the Bay Banks Board may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Shareholder Proposals and Director Nominations.
Blue Ridge	Bay Banks
The bylaws of Blue Ridge require a shareholder who intends to nominate a candidate for election to the Blue Ridge Board at an annual shareholders meeting to deliver written notice to the Secretary of Blue Ridge not fewer than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A shareholder wishing to nominate any person for election as a director must provide Blue Ridge with certain information concerning the nominee and the proposing shareholder. Such requirements may discourage Blue Ridge’s shareholders from submitting director nominations.

Bay Banks’ bylaws provide that a Bay Banks shareholder can submit proposals at an annual meeting by delivering written notice to the Secretary of Bay Banks not later than 120 days prior to the date of the anniversary of the immediately preceding annual meeting.

Bay Banks’ bylaws provide that a Bay Banks shareholder can nominate directors by delivering timely written notice. If the election is to be held at an annual meeting, written notice must be delivered to the Secretary of Bay Banks not later than 120 days prior to the date of the anniversary of the immediately preceding annual meeting. If the election is to be held at a special meeting, written notice must be delivered not later than the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. As to each matter or nomination, the notice must comply with certain informational requirements set forth in Bay Banks’ bylaws.

Merger Considerations.

Blue Ridge	Bay Banks
The articles of incorporation of Blue Ridge provide that the Blue Ridge Board, when evaluating a transaction that would or may involve a change in control of Blue Ridge, shall consider, among other things, the following factors: the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Blue Ridge and on the communities in which Blue Ridge operates or is located, the business reputation of the other party proposing the transaction and the evaluation of the then value of Blue Ridge in a freely negotiated sale and of the future prospects of Blue Ridge as an independent entity. Bay Banks’ articles of incorporation and bylaws do not specify any factors to which the Bay Banks Board of directors must give consideration in evaluating a transaction involving a potential change in control of Bay Banks.	Bay Banks’ articles of incorporation do not address similar merger considerations.

Antitakeover Statutes. Virginia has two antitakeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute. For more information about these statutes, see “Description of Capital Stock – Antitakeover Provisions of Blue Ridge’s Articles of Incorporation, Bylaws, and Virginia Law” beginning on page 169. Neither Blue Ridge nor Bay Banks has opted out of the Affiliated Transactions Statute or Control Share Acquisitions Statute.

Amendments to Articles of Incorporation and Bylaws

The VSCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the VSCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the VSCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the VSCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors or, if a quorum exists, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

Blue Ridge	Bay Banks

Blue Ridge’s articles of incorporation state that approval by at least 80% of its shareholders is required to approve an amendment to the articles of incorporation with respect to provisions relating to (i) staggered terms of directors, (ii) voting on a merger, share exchange or other business combination, the issuance of shares resulting in the acquisition of control of Blue Ridge, any sale of all or substantially all of Blue Ridge’s assets, the liquidation or dissolution of Blue Ridge, or any reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person or entity, and (iii) items the Blue Ridge Board may consider when evaluating business combinations. The voting requirements of the VSCA set forth above for approval of amendments to articles of incorporation govern all other amendments to Blue Ridge’s articles of incorporation.

Blue Ridge’s bylaws may be amended, altered, or repealed by the Blue Ridge shareholders upon the affirmative vote of the holders of a majority of the common stock issued and outstanding. Blue Ridge’s bylaws may also be amended, altered, or repealed by the Blue Ridge Board upon the affirmative vote of a majority thereof, provided the substance of the proposed amendment shall have been stated in the notice of the meeting of directors unless notice is waived by all the directors.

Bay Banks’ articles of incorporation may be amended by the affirmative vote of the holders of at least 60% of all votes entitled to be cast by each voting group entitled to vote thereon, provided that the proposed amendment has been approved and recommended by at least two-thirds of the Bay Banks Board. If the proposed amendment is not approved and recommended by at least two-thirds of the Bay Banks Board, the amendment must be approved by the vote of 80% or more of all votes entitled to be cast by each voting group entitled to vote thereon.

Bay Banks’ bylaws may be amended at any regular or special meeting of the Bay Banks Board by a majority of the Bay Banks Board. Bay Banks’ bylaws adopted by the Bay Banks Board may be repealed or changed, and new bylaws may be adopted by Bay Banks’ shareholders by the affirmative vote of a majority of votes cast.

Director and Officer Exculpation; Indemnification

Blue Ridge and Bay Banks

The articles of incorporation of Blue Ridge and Bay Banks, respectively, provide that to the full extent that the VSCA permits the limitation or elimination of liability of directors or officers, the directors or officers of Blue Ridge or Bay Banks are not liable to Blue Ridge or Bay Banks, respectively, or their respective shareholders for monetary damages.

The articles of incorporation of Blue Ridge and Bay Banks provide that, to the full extent permitted by the VSCA, each of Blue Ridge and Bay Banks is required to indemnify a director or officer against liabilities and expenses incurred by him or her in any proceeding to which he or she was a party by reason of having been a director or officer, except as are incurred because of his or her willful misconduct or knowing violation of the criminal law. Each of the Blue Ridge Board and Bay Banks Board is empowered, by a majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer, as set forth above.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BLUE RIDGE

The following table sets forth information as of September 15, 2020 regarding the number of shares of Blue Ridge common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. In addition, the table includes information with respect to persons known to Blue Ridge who own or may be deemed to own more than 5% of Blue Ridge common stock as of [•], 2020. Unless otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Directors and Named Executive Officers:
Hunter H. Bost	32,271	(2)	*
Robert B. Burger	12,529		*
Elise Peters Carey	65,716	(2)	1.15%
Mensel D. Dean, Jr.	43,250	(2)	*
Larry Dees	155,971	(2)	2.73%
Kenneth E. Flynt	21,733	(2)	*
James E. Gander II	17,225	(2)	*
Andrew C. Holzwarth	80,290	(2)	1.40%
Robert S. Janney	72,078	(2)	1.26%
Brian K. Plum	56,401	(3)(4)	*
Mark W. Sisk	79,326	(2)	1.39%
William W. Stokes	7,593		*
A. Pierce Stone	274,660	(2)	4.80%
Amanda G. Story	10,462	(3)(4)	*
Malcolm R. Sullivan Jr.	13,155	(2)	*
Donald R. Vaughan	7,051		*
Carolyn J. Woodruff	37,721		*
All of the Company’s directors and executive officers as a group (17 individuals)	1,004,274	(2)(3)	17.27%
5% Shareholders who are not Directors or Named Executive Officers:
Richard T. Spurzem(5)	759,541	(6)	13.28%

*	Represents less than 1% of outstanding common stock.
(1)

Based on 5,718,621 shares of Blue Ridge’s common stock outstanding as of September 15, 2020. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security, or the right to acquire beneficial ownership of the security within 60 days. The mailing address of the directors and executive officers included in the table is 1807 Seminole Trail, Charlottesville, Virginia 22901.

(2)

Includes shares held by affiliated corporations, spouses, other close relatives and dependent children, or as custodians or trustees, as follows: Mr. Bost, 6,500; Mrs. Carey, 64,516; Mr. Dean, 42,000; Mr. Dees, 150,000; Mr. Flynt, 9,000; Mr. Gander, 5,675; Mr. Holzwarth, 79,090; Mr. Janney, 50,327; Mr. Sisk, 73,471; Mr. Stone, 113,142; and Mr. Sullivan, 11,155.

(3)	Includes shares allocated to the participant’s account in the Blue Ridge Employee Stock Ownership Plan, as follows: Mr. Plum, 7,900; and Ms. Story, 5,300.
(4)	Includes shares of unvested restricted stock, as follows: Mr. Plum, 30,900; and Ms. Story, 5,300.
(5)	The mailing address of Mr. Spurzem is 810 Catalpa Court, Charlottesville, Virginia 22903.
(6)	This information is based solely on a Form 4 filed by Mr. Spurzem with the SEC on August 13, 2020. Includes 5,892 shares held indirectly though Sandbox, LLC, in which Mr. Spurzem has an interest.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BAY BANKS

The following table sets forth information as of September 16, 2020 regarding the number of shares of Bay Banks common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. In addition, the table includes information with respect to persons known to Bay Banks who own or may be deemed to own more than 5% of Bay Banks commons stock as of September 16, 2020 (unless otherwise noted). Unless otherwise noted, (i) all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares and (ii) the address for each of the following is 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226.

Name	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Directors and Executive Officers:
C. Dwight Clarke	17,630	(2) (3)	*
Elizabeth H. Crowther	10,889	(2) (3)	*
Richard A. Farmar, III	64,012	(2) (3)	*
Randal R. Greene	151,487	(2) (4) (5)	1.13%
John C. Hodges	13,120	(2) (3)	*
Douglas F. Jenkins, Jr.	44,643	(6)	*
Julien G. Patterson	360,507	(2)	2.70%
Randolph N. Reynolds, Jr.	15,739	(2)	*
C. Frank Scott, III	257,671	(2) (3) (4) (5)	1.93%
Vance H. Spilman	24,501	(2)	*
James P. VanLandingham	16,459	(2)	*
D. Kyle Woolfolk, Jr.	30,471	(2)	*
All directors, director nominees and executive officers as a group (14 persons)	1,034,651	(7)	7.67%
5% Stockholders:
Maltese Capital Management LLC	869,829	(8)	6.52%
EJF Capital LLC	860,797	(9)	6.45%

*	Represents less than 1% of Bay Banks common stock.
(1)

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.

(2)

Includes shares that may be acquired pursuant to currently exercisable stock options granted under Bay Banks’ equity compensation plans as follows: Mr. Clarke, 5,079 shares; Dr. Crowther, 1,579 shares; Mr. Farmar, 12,079 shares; Mr. Greene, 46,579 shares; Mr. Hodges, 5,000 shares; Mr. Patterson, 1,579 shares; Mr. Reynolds, 1,500 shares; Mr. Scott, 17,579 shares; Mr. Spillman, 1,500 shares; Mr. VanLandingham, 2,079 shares; and Mr. Woolfolk, 1,500 shares.

(3)

Includes shares held by affiliated corporations, close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Clarke, 1,000 shares; Dr. Crowther, 668 shares; Mr. Farmar, 2,186 shares; Mr. Hodges, 612 shares; and Mr. Scott, 164,746 shares.

(4)	Includes shares held in Bay Banks’ ESOP, as follows: Mr. Greene, 1,637 shares; and Mr. Scott, 45,320 shares.
(5)	Includes unvested restricted stock awards granted under Bay Banks’ equity compensation plans as follows: Mr. Greene, 39,195 shares; and Mr. Scott, 24,231 shares.
(6)	Mr. Jenkins retired effective January 1, 2020.

(7)	Includes 140,553 shares that may be acquired pursuant to currently exercisable stock options granted under Bay Banks’ equity compensation plans and 49,062 shares held in Bay Banks’ ESOP.
(8)

According to a Schedule 13G filed with the SEC on February 11, 2019, each of Maltese Capital Management LLC, by reason of its position as an investment advisor, and Terry Maltese, as managing member of Maltese Capital Management LLC, reported that, as of December 31, 2019, it had shared voting and dispositive power over 869,829 shares of Bay Banks’ common stock. The address of the principal business offices of each of Maltese Capital Management LLC and Mr. Maltese is 150 East 52nd Street, 30th Floor, New York, New York 10022.

(9)

According to a Schedule 13G/A filed with the SEC on February 13, 2019, each of (i) EJF Capital LLC (“EJF Capital”), (ii) Emmanuel J. Friedman, and (iii) EJF Sidecar Fund, Series LLC – Small Financial Equities Series (“EJF Sidecar”) reported that, as of December 31, 2019, it had shared voting and dispositive power over 860,797 shares of Bay Banks’ common stock. EJF Capital is the managing member of EJF Sidecar, and Mr. Friedman is the controlling member of EJF Capital. The address of the principal business offices of each of EJF Capital, Mr. Friedman, and EJF Sidecar is 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

EXPERTS

The consolidated financial statements of Blue Ridge and its subsidiary at December 31, 2019 and 2018, and for the years then ended, were audited by Brown, Edwards & Company L.L.P., an independent registered public accounting firm, and have been included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bay Banks at December 31, 2019 and 2018, and for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2019 were audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, and such consolidated financial statements and the assessment of the effectiveness of Bay Banks’ internal control over financial reporting have been incorporated by reference into this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Blue Ridge common stock to be issued in connection with the merger will be passed upon by Troutman Pepper Hamilton Sanders LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Blue Ridge by Troutman Pepper Hamilton Sanders LLP, and for Bay Banks by Williams Mullen.

SUBMISSION OF FUTURE BLUE RIDGE AND BAY BANKS SHAREHOLDER PROPOSALS

If the merger is completed, Bay Banks will merge into Blue Ridge and there will not be any future meetings of Bay Banks shareholders. In addition, if the merger is completed, Bay Banks shareholders will become Blue Ridge shareholders. For a shareholder to nominate a candidate for director at Blue Ridge’s annual meeting of shareholders, notice of nomination must be received by the Secretary of Blue Ridge not less than 60 days and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. It is presently anticipated that Blue Ridge’s 2021 annual meeting of shareholders will be held on May 11, 2021. In order for a shareholder nominate a candidate for director at Blue Ridge’s 2020 annual meeting, written notice of such nomination must be received by the Secretary of Blue Ridge at Blue Ridge’s corporate office no later than March 12, 2021 and no earlier than February 10, 2021 and meet all other applicable requirements set forth in Blue Ridge’s bylaws. If any Blue Ridge shareholder intends to present a proposal to be considered for inclusion in Blue Ridge’s proxy materials in connection with its 2021 annual meeting of shareholders, the proposal must be in proper form and meet the requirements of Rule 14a-8 under the Exchange Act, and must be received by Blue Ridge at its corporate office no later than February 10, 2021.

Bay Banks held its 2020 annual meeting of shareholders on June 15, 2020. If the merger is not completed and Bay Banks holds a 2021 annual meeting of shareholders, Bay Banks’ bylaws prescribe the procedure, including notice requirements, that a shareholder must follow to properly bring business (including shareholder nominations of director candidates) before an annual meeting. In particular, the shareholder must give timely notice in writing to the Corporate Secretary of Bay Banks no later than 120 days before the anniversary date of the immediately preceding annual meeting. As to each matter, the notice must comply with certain informational requirements set forth in Bay Banks’ bylaws. These requirements are separate and apart from and in addition to the SEC’s requirements that a shareholder must meet to have a proposal included in Bay Banks’ proxy materials. In order for a shareholder proposal to be considered for inclusion in Bay Banks’ proxy materials relating to the 2021 Annual Meeting of Shareholders pursuant to applicable SEC rules, the Corporate Secretary of Bay Banks must receive such proposal no later than January 4, 2021.

APPENDIX F

CONSOLIDATED FINANCIAL STATEMENTS OF BLUE RIDGE BANKSHARES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Blue Ridge Bankshares, Inc. and Subsidiaries

Charlottesville, Virginia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Ridge Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brown, Edwards & Company, L.L.P.

We have served as the Company’s auditor since 1988.

Blacksburg, Virginia

April 14, 2020

---------------------------------------------------Your Success is Our Focus---------------------------------------------------

1715 Pratt Drive, Suite 2700 • Blacksburg, VA 24060 • 540-443-3606 • Fax: 540-443-3610 • www.BEcpas.com

Blue Ridge Bankshares, Inc.

Consolidated Balance Sheets

December 31, 2019 and 2018

(dollars in thousands except share and per share data)

	2019	2018
Assets
Cash and due from banks	$60,026	$15,026
Federal funds sold	480	546
Securities available for sale, at fair value	108,571	38,047
Securities held to maturity (fair value of $12,654 in 2019 and $15,503 in 2018)	12,192	15,565
Restricted equity securities, at cost	8,134	5,138
Loans held for sale, at fair value	55,646	29,233
Loans, net of unearned income	646,834	414,868
Less allowance for loan losses	(4,572)	(3,580)

Loans, net	642,262	411,288
Premises and equipment, net	13,651	3,343
Cash surrender value of life insurance	14,734	8,455
Goodwill	19,915	2,694
Other assets	25,200	10,255

Total assets	$960,811	$539,590

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$177,819	$88,265
Interest-bearing	544,211	326,762

Total deposits	722,030	415,027

Other borrowings	124,800	73,100
Subordinated debentures, net of issuance costs	9,800	9,766
Other liabilities	11,844	2,076

Total liabilities	868,474	499,969

Commitments and Contingent Liabilities
Stockholders’ Equity:
Common stock, no par value; 10,000,000 shares authorized; 5,658,585 and 2,792,885 shares issued and outstanding at December 31, 2019 and 2018, respectively	66,204	16,453
Additional paid-in capital	252	252
Retained earnings	25,428	23,321
Accumulated other comprehensive income	229	(618)

	92,113	39,408
Noncontrolling interest	224	213

Total stockholders’ equity	92,337	39,621

Total liabilities and stockholders’ equity	$960,811	$539,590

See accompanying notes to consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income

For the years ended December 31, 2019 and 2018

(dollars in thousands, except share and per share data)

	2019	2018
Interest income:
Interest and fees on loans	$27,090	$20,478
Interest on taxable securities	3,552	1,650
Interest on nontaxable securities	236	292
Interest on federal funds sold	10	17

Total interest income	30,888	22,437

Interest expense:
Interest on deposits	6,209	3,511
Interest on subordinated debentures	709	710
Interest on other borrowings	2,602	930

Total interest expense	9,520	5,151

Net interest income	21,368	17,285
Provision for loan losses	1,742	1,225

Net interest income after provision for loan losses	19,626	16,060

Non-interest income:
Service charges on deposit accounts	651	635
Mortgage brokerage income	4,046	2,724
Gain on sale of mortgages	10,387	4,541
Income from investment in life insurance contracts	936	200
Other income	2,776	2,023

Total other income	18,796	10,123

Non-interest expenses:
Salaries and employee benefits	19,328	11,843
Occupancy and equipment expense	2,538	1,614
Data processing fees	1,902	1,111
Legal and other professional fees	1,778	413
Advertising fees	810	485
Debit card expenses	363	290
Communications	441	401
Audit and accounting fees	258	143
FDIC insurance expense	420	250
Director fees	231	190
Other contractual services	382	347
Other taxes and assessments	661	551
Other operating	3,733	2,826

Total other expenses	32,845	20,464

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income (continued)

For the years ended December 31, 2019 and 2018

(dollars in thousands, except share and per share data)

	2019	2018
Income before income tax	5,577	5,720
Income tax expense	973	1,147

Net income	$4,604	$4,573

Net Income attributable to noncontrolling interest	(24)	(13)

Net Income attributable to Blue Ridge Bankshares, Inc.	$4,580	$4,560

Net Income available to common stockholders	$4,580	$4,560

Basic earnings per common share	$1.10	$1.64

Diluted earnings per common share	$1.10	$1.64

See accompanying notes to consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(dollars in thousands)

	2019	2018
Net income	$4,604	$4,573
Other comprehensive income (loss):
Gross unrealized gains (losses) on securities arising during the period	1,767	(275)
Adjustment for income tax (expense) benefit	(370)	57

	1,397	(218)
Unrealized gains (losses) on interest rate swaps	(245)	—
Adjustment for income tax benefit	51	—

	(194)	—
Less:
Reclassifications adjustment for gains included in net income	(451)	(5)
Adjustment for income tax expense	95	1

	(356)	(4)
Other comprehensive income (loss), net of tax	847	(222)

Comprehensive income	$5,451	$4,351

Comprehensive income attributable to noncontrolling interest	(24)	(13)

Comprehensive income attributable to Blue Ridge Bankshares, Inc.	$5,427	$4,338

See accompanying notes to consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2019 and 2018

(dollars in thousands)

	Common Stock & Related Surplus	Contributed Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Unearned ESOP Shares	Total
Balance, December 31, 2017	$16,324	$195	$20,190	$(324)	$200	$(143)	$36,442
Net income	—	—	4,560	—	13	—	4,573
Other comprehensive income (loss)	—	—	—	(222)	—	—	(222)
Reclassification of equity securities	—	—	72	(72)	—	—	—
Dividends on common stock ($0.54 per share)	—	—	(1,501)	—	—	—	(1,501)
Issuance of restricted common stock, net of forfeitures	129	—	—	—	—	—	129
Release of unearned ESOP shares	—	57	—	—	—	143	200

Balance, December 31, 2018	$16,453	$252	$23,321	$(618)	$213	$—	$39,621

Net income	—	—	4,580	—	24	—	4,604
Other comprehensive income	—	—	—	847	—	—	847
Noncontrolling interest capital distributions	—	—	—	—	(13)	—	(13)
Dividends on common stock ($0.57 per share)	—	—	(2,473)	—	—	—	(2,473)
Issuance of common stock (1,536,731 shares), net of capital raise expenses	22,119	—	—	—	—	—	22,119
Issuance of common stock (1,312,919 shares)	27,402	—	—	—	—	—	27,402
Issuance of restricted common stock, net of forfeitures	230	—	—	—	—	—	230

Balance, December 31, 2019	$66,204	$252	$25,428	$229	$224	$—	$92,337

See accompanying notes to consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

(dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net income	$4,604	$4,573
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, amortization and accretion	539	415
Deferred income taxes	(85)	(9)
Provision for loan losses	1,742	1,225
Proceeds from sale of loans held for sale, originated	352,700	161,764
Gain on sale of loans held for sale, originated	(10,387)	(4,541)
Gain on sale of securities	(451)	(5)
Loans held for sale, originated	(363,228)	(165,656)
(Gain) loss on disposal of premises and equipment	(1)	(1)
Loss on sale of other real estate owned	43	—
Investment amortization expense, net	624	239
Amortization of debt refinancing fees	—	63
Amortization of subordinated debt issuance costs	33	33
Amortization of other intangibles	455	505
Earnings on life insurance	(936)	(200)
Increase in other assets	(9,439)	(2,766)
Increase (decrease) in accrued expenses	8,471	(537)
Non-cash equity compensation	231	129
Release of unearned ESOP shares	—	200

Net cash used in operating activities	(15,085)	(4,569)

Cash flows used in investing activities:
Net (increase) decrease in federal funds sold	66	(458)
Purchase of securities available for sale	(70,737)	(11,582)
Purchase of securities held to maturity	—	(4,401)
Proceeds from calls, maturities, sales, paydowns and maturities of securities available for sale	44,397	5,274
Proceeds from calls, maturities, sales, paydowns and maturities of securities held for investment	3,280	1,915
Purchase of insurance policies	(600)	(600)
Redemption of insurance policies	1,058	—
Net change in restricted equity securities	(2,692)	(1,475)
Net increase in loans held for investment	(59,743)	(84,511)
Net increase in loans held for sale, participations	(5,497)	(3,580)
Purchase of premises and equipment	(1,127)	(1,496)
Increase in Goodwill	(613)	(600)
Proceeds from sale of assets	13	17
Capital calls of SBIC funds and other investments	(1,177)	(552)
VCB acquisition, net of cash acquired	(6,968)	—
Nonincome distributions from limited liability companies	160	97

Net cash used in investing activities	(100,180)	(101,952)

Blue Ridge Bankshares, Inc.

Consolidated Statements of Cash Flows (continued)

For the Years Ended December 31, 2019 and 2018

(dollars in thousands)

	2019	2018
Cash flows from financing activities:
Net increase in deposits	88,932	75,737
Common stock dividends paid	(2,473)	(1,501)
Federal Home Loan Bank advances	395,000	185,300
Federal Home Loan Bank repayments	(343,300)	(148,157)
Issuance of common stock	22,119	—
Noncontrolling interest distributions	(13)	—
Repayment of contingent ESOP liability	—	(151)

Net cash provided by financing activities	160,265	111,228

Net increase in cash and due from banks	45,000	4,707
Cash and due from banks at beginning of period	15,026	10,319

Cash and due from banks at end of period	$60,026	$15,026

See accompanying notes to consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

(In thousands, except ratios, share and per share data)

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Blue Ridge Bankshares, Inc. (the “Company”), a Virginia corporation, was formed in 1988 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company is headquartered in Charlottesville, Virginia. The Company conducts its business activities primarily through the branch offices of its wholly owned subsidiary bank, Blue Ridge Bank, National Association (the “Bank”). The Company exists primarily for the purposes of holding the stock of its subsidiary, the Bank.

The Bank operates under a national charter and is subject to regulation by the Office of the Comptroller of the Currency (the “OCC”). Consequently, it undergoes periodic examinations by this regulatory authority.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (“GAAP”)and conform to general practices within the banking industry.

(a) Principles of Consolidation

The accompanying audited consolidated financial statements of the Company include the accounts of Blue Ridge Bank, N.A. (the “Bank”), PVB Properties, LLC, and MoneyWise Payroll Solutions, Inc. (net of noncontrolling interest) and were prepared in accordance with GAAP. All material intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and contingent liabilities, as of the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accounting for business combinations and impairment testing of goodwill, the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairment, and the valuation of other real estate owned (“OREO”).

(c) Accounting for Business Combinations

Business combinations are accounted for under the purchase method. The purchase method requires that the assets acquired and liabilities assumed be recorded, based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed, including identifiable intangibles, is recorded as goodwill.

(d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

(e) Investment Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. Securities not intended to be held to maturity are classified as available for sale and carried at fair value. Securities available for sale are intended to be used as part of the Company’s asset and liability management strategy and may be sold in response to changes in interest rates, prepayment risk or other similar factors.

Amortization of premiums and accretion of discounts on securities are reported as adjustments to interest income using the effective interest method. Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold using the specific identification method. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to shareholders’ equity, whereas realized gains and losses flow through the Company’s current earnings.

(f) Loans Held for Sale

Mortgage loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. The agreed upon sales price is considered fair value as all of these loans are under agreements to sell to investors at the time of origination. This amount is generally the loan’s principal amount. Changes in fair value are recognized in the Gain on Sale of Mortgages on the Consolidated Statements of Income. The Company participates in a “mandatory” delivery program for its government guaranteed and conventional mortgage loans. Under the mandatory delivery system, loans with interest rate locks are paired with the sale of a TBA mortgage-backed security bearing similar attributes. Under the mandatory delivery program, the Bank commits to deliver loans to an investor at an agreed upon price prior to the close of such loans. This differs from a “best efforts” delivery, which sets the sale price with the investor on a loan-by-loan basis when each loan is locked.

Loans held for sale includes the Bank’s commitment to purchase up to $30,000,000 in residential mortgage loan fundings originated by Northpointe Bank, a Michigan banking corporation. The Bank reviews loan documentation for each specific mortgage prior to funding to ensure it conforms to the terms of the agreement. The mortgages funded through this program must have already obtained a purchase commitment (takeout) from another financial institution as part of the conditions of the Bank’s funding.

(g) Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until loan maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, and net of the allowance for loan losses and deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and amortized as an adjustment of the yield using the payment terms required by the loan contract.

During 2019, as a result of the Company’s acquisition of Virginia Community Bankshares (“VCB”), the loan portfolio was segregated between loans initially accounted for under the amortized cost method (referred to as “originated” loans) and loans acquired (referred to as “acquired” loans). The loans segregated to the acquired loan portfolio were initially measured at fair value and subsequently accounted for under either Accounting Standards Codification (“ASC”) Topic 310-30 or ASC Topic 310-20.

Purchased credit-impaired (“PCI”) loans, which are the non-performing loans acquired in the Company’s acquisition of VCB, are loans acquired at a discount (that is due, in part, to credit quality). These loans are initially recorded at fair value (as determined by the present value of expected future cash flows) with no allowance for loan losses. The Company accounts for interest income on all loans acquired at a discount (that is due, in part, to credit quality) based on the acquired loans’ expected cash flows. The acquired loans may be aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. A pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flow. The difference between the cash flows expected at acquisition and the investment in the loans, or the “accretable yield,” is recognized as interest income utilizing the level-yield method over the life of each pool. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through adjustment to any previously recognized allowance for loan loss for that pool of loans and then through an increase in the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses. Therefore, the allowance for loan losses on these impaired pools reflect only losses incurred after the acquisition (representing the present value of all cash flows that were expected at acquisition but currently are not expected to be received).

The Company periodically evaluates the remaining contractual required payments due and estimates of cash flows expected to be collected for PCI loans. These evaluations, performed quarterly, require the continued use of key assumptions and estimates, similar to the initial estimate of fair value. Changes in the contractual required payments due and estimated cash flows expected to be collected may result in changes in the accretable yield and non-accretable difference or reclassifications between accretable yield and the non-accretable difference. On an aggregate basis, if the acquired pools of PCI loans perform better than originally expected, the Company would expect to receive more future cash flows than originally modeled at the acquisition date. For the pools with better than expected cash flows, the forecasted increase would be recorded as an additional accretable yield that is recognized as a prospective increase to the Company’s interest income on loans.

Loans are generally placed into nonaccrual status when they are past-due 90 days as to either principal or interest or when, in the opinion of management, the collection of principal and/or interest is in doubt. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest or past-due less than 90 days and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible. When cash payments are received, they are applied to principal first, then to accrued interest. It is the Company’s policy not to record interest income on nonaccrual loans until principal has become current. In certain instances, accruing loans that are past due 90 days or more as to principal or interest may not go on nonaccrual status if the Company determines that the loans are well secured and are in the process of collection.

Nonperforming assets include nonaccrual loans, loans past due 90 days or more and OREO.

The allowance for loan losses is increased or decreased by provisions for (reversal of) loan losses, increased by recoveries of previously charged-off loans, and decreased by loan charge-offs.

The Company maintains the allowance for loan losses at a level that represents management’s best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrowers. As a part of the analysis, the Company uses comparative peer group data and qualitative factors such as levels of and trends in delinquencies, nonaccrual loans, charged-off loans, changes in volume and terms of loans, effects of changes in lending policy, experience and ability and depth of management, national and local economic trends and conditions and concentrations of credit, competition, and loan review results to support estimates.

The Company also maintains an allowance for loan losses for acquired loans: (i) for loans accounted for under ASC 310-30, when there is deterioration in credit quality subsequent to acquisition, and (ii) for loans accounted for under ASC 310-20, when the inherent losses in the loans exceed the remaining discount recorded at the time of acquisition.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are determined to be impaired and, therefore, individually evaluated for impairment. The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including past-due interest. The Company individually assigns loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral value if the loan is collateral dependent. The Company evaluates the impairment of certain loans on a loan by loan basis for those loans that are adversely risk rated. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are discounted at the loan’s effective interest rate, or measured on an observable market value, if one exists, or the fair value of the collateral underlying the loan, discounted to consider estimated costs to sell the collateral for collateral-dependent loans. If the net collateral value is less than the loan balance (including accrued interest and any unamortized premium or discount associated with the loan) an impairment is recognized and a specific reserve is established for the impaired loan. Loans classified as loss loans are fully reserved or charged-off.

In addition, the OCC, as part of its examination process, periodically reviews the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on its risk evaluation and credit judgment. Management believes that the allowance for loan losses at December 31, 2019 and 2018 is a reasonable estimate of known and inherent losses in the loan portfolio at those dates.

Loans considered to be troubled debt restructuring (“TDRs”) are loans that have their terms restructured (e.g., interest rates, loan maturity date, payment and amortization period, etc.) in circumstances that provide payment relief to a borrower experiencing financial difficulty. All restructured loans are considered impaired loans and may either be in accruing status or nonaccruing status. Nonaccruing restructured loans may return to accruing status provided doubt has been removed concerning the collectability of principal and interest as evidenced by a sufficient period of payment performance in accordance with the restructured terms. Loans may be removed from the restructured category in the year subsequent to the restructuring if their revised loan terms are considered to be consistent with terms that can be obtained in the credit market for loans with comparable risk and if they meet certain performance criteria.

(h) Premises and Equipment

Land is carried at cost. Premises, furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation of premises, furniture and equipment is computed using the straight-line method over estimated useful lives from three to seven years.

Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the improvements or the lease term. Purchased computer software which is capitalized is amortized over estimated useful lives of one to three years. Rent expense on operating leases is recorded using the straight-line method over the appropriate lease term.

(i) Goodwill and Intangible Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized but is evaluated at least annually for impairment by comparing its fair value with its carrying amount. Impairment is indicated when the carrying amount of a reporting unit exceeds its estimated fair value.

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company will perform the annual impairment test annually during the fourth quarter. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

No impairment was recorded for 2019 and 2018.

(j) Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale. At the time of acquisition, these properties are recorded at fair value less estimated selling costs, with any write down charged to the allowance for loan losses and any gain on foreclosure recorded in net income, establishing a new cost basis. Subsequent to foreclosure, valuations of the assets are periodically performed by management, and these assets are subsequently accounted for at the lower of cost or fair value less estimated selling costs. Adjustments are made for subsequent declines in the fair value of the assets less selling costs. Revenue and expenses from operations and valuation changes are charged to operating income in the year of the transaction.

(k) Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key employees. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance date, which is the cash surrender value. The increase in the cash surrender value over time is recorded as other non-interest income. The Company monitors the financial strength and condition of the counterparty.

(l) Small Business Investment Company (“SBIC”) Fund Income:

The Bank has an interest in several SBIC funds. The Bank’s obligations to these funds are satisfied in the form of capital calls that occur during the commitment period. Two-thirds of income distributions from these funds are shown as a reduction to the Bank’s principal investment. The remaining one-third is recognized as income until the investment principal has been recovered. All distributions in excess of initial investment are recognized as income.

(m) Advertising Costs:

Advertising costs are expensed as incurred.

(n) Earnings Per Share:

Accounting guidance specifies the computation, presentation and disclosure requirements for earnings per share (“EPS”) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market. Employee Stock Ownership Plan (“ESOP”) shares are considered outstanding for this calculation. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued. The Company had no dilutive common shares outstanding at December 31, 2019 and 2018.

(o) Financial Instruments:

The Bank has entered into commitments to extend credit in the ordinary course of business. Such financial instruments are recorded in the financial statements when funded.

(p) Reclassified Amounts:

Certain amounts have been reclassified from prior year financial statements to ensure consistent presentation with current year amounts. These reclassifications are for presentation purposes and have no impact on overall financial information.

(q) Recent Accounting Pronouncements:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. As a “smaller reporting company” under Securities and Exchange Commission (“SEC”) rules, the Company will be required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. The Company has identified a third party vendor to assist in the measurement of expected credit losses under this standard. The Company is currently evaluating the implementation of ASU 2016-13 due to the change in implementation dates for smaller reporting companies.

During January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The amendments in this ASU simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are SEC filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption was permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments modify the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. Certain disclosure requirements in Topic 820 are also removed or modified.

The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Certain of the amendments are to be applied prospectively while others are to be applied retrospectively. Early adoption was permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” This ASU clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement including improvements resulting from various Transition Resource Group

Meetings. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption was permitted. The Company is currently assessing the impact that ASU 2019-04 will have on its consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20 with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently measure those instruments at fair value with changes in fair value flowing through earnings. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the balance sheet. Early adoption was permitted. The Company is currently assessing the impact that ASU 2019-05 will have on its consolidated financial statements.

In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” This ASU addresses issues raised by stakeholders during the implementation of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as purchased credit-deteriorated (“PCD”) assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowances for available-for-sale debt securities. The ASU includes effective dates and transition requirements that vary depending on whether or not an entity has already adopted ASU 2016-13. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements and is in the set up stage with expectations of running parallel for all of 2020 and all data has been archived under the current model.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, such as the Company, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 31, 2020, and interim periods within those fiscal years. Early adoption is permitted The Company is currently assessing the impact that ASU 2019-05 will have on its consolidated financial statements.

Note 3. Acquisition

On December 15, 2019, the Company completed the acquisition of VCB, the holding company for Virginia Community Bank, pursuant to the terms of the Agreement and Plan of Reorganization, dated May 13, 2019, between the Company and VCB. Under the agreement, VCB’s shareholders had the right to receive, at the holder’s election, either $58.00 per share in cash or 3.05 shares of the Company’s common stock, subject to the allocation and proration procedures set forth in the agreement, plus cash in lieu of fractional shares.

A summary of the assets received and liabilities assumed and related adjustments are as follows:

	As Recorded by Virginia Community Bankshares, Inc.	Adjustments		As Recorded by Blue Ridge Bankshares, Inc.
Assets
Cash and due from banks	$9,678,700	$—		$9,678,700
Investment securities available-for-sale	43,419,481	(470,191)	(1)	42,949,290
Restricted equity securities	302,700	—		302,700
Held-for-investment loans	173,871,523	(900,020)	(2)	172,971,503
Furniture, Fixtures, and equipment	6,435,695	3,296,872	(3)	9,732,567
Other Real Estate Owned	87,427	(87,427)	(4)	—
Accrued interest receivable	864,154	—		864,154
Core deposit intangible	—	1,690,000	(5)	1,690,000
Other assets	8,069,497	549,976	(6)	8,619,473

Total assets acquired	$242,729,177	$4,079,210		246,808,387

Liabilities
Deposits	217,953,153	118,621	(7)	218,071,774
Other liabilities	1,296,520	—		1,296,520

Total liabilities assumed	$219,249,673	$118,621		219,368,294

Net assets acquired				27,440,093
Total consideration paid				44,048,371

Goodwill				$16,608,278

Explanation of adjustments:

(1)	Adjustment to reflect estimated fair value of security portfolio.
(2)	Adjustment to reflect estimated fair value and credit mark on loans of $(2,318,569), and elimination of VCB’s allowance for loan and lease losses of $1,418,549.
(3)	Adjustment to reflect estimated fair value of furniture, fixtures, and equipment.
(4)	Adjustment to reflect estimated fair value of OREO.
(5)	Adjustment to reflect recording of core deposit intangible.
(6)	Adjustment to reflect estimated fair value of other assets and the recording of deferred taxes related to acquisition.
(7)	Adjustment to reflect estimated fair value of deposits.

A summary of the consideration paid is as follows:

Common stock issued (1,312,919 shares)	$27,401,831
Cash payments to common shareholders	16,646,540

Total consideration paid	$44,048,371

Below are the methods used to determine the fair values of the significant assets acquired and liabilities assumed in the acquisition.

Cash and cash equivalents. The carrying amount of cash and cash equivalents was used as a reasonable estimate of fair value.

Interest-bearing deposits. The carrying amount of interest-bearing deposits was used as a reasonable estimate of fair value.

Investment securities available-for-sale. The estimated fair value of investment securities available-for-sale was based on proceeds received from sale of securities immediately after consummation of acquisition and quoted prices for those securities that remained in the portfolio.

Restricted stock. The carrying amount of restricted stock was used as a reasonable estimate of fair value. These investments are carried at cost as no active trading market exists.

Loans. The acquired loan portfolio was segregated into one of two categories for valuation purposes: PCI and performing loans. PCI loans were identified as those loans that were nonaccrual prior to the business combination and those loans that had been identified as potentially impaired. Potentially impaired loans were those loans that were identified during the credit review process where there was an indication that the borrower did not have sufficient cash flows to service the loan in accordance with its terms. Performing loans were those loans that were currently performing in accordance with the loan contract and do not appear to have any significant credit issues.

For loans that were identified as performing, the fair values were determined using a discounted cash flow analysis (the “income approach”). Performing loans were segmented into pools based on loan type (commercial real estate, commercial and industrial, commercial construction, consumer residential and consumer nonresidential), and further segmented based on payment structure (fully amortizing, non-fully amortizing balloon, or interest only), rate type (fixed versus variable), and remaining maturity. The estimated cash flows expected to be collected for each loan was determined using a valuation model that included the following key assumptions: prepayment speeds, expected credit loss rates and discount rates. Prepayment speeds were influenced by many factors including, but not limited to, current yields, historic rate trends, payment types, interest rate type, and the duration of the individual loan. Expected credit loss rates were based on recent and historical default and loss rates observed for loans with similar characteristics, and further influenced by a credit review by management and a third party consultant on a selection of loans within the acquired portfolio. The discount rates used were based on rates market participants might charge for cash flows with similar risk characteristics at the acquisition date. These assumptions were developed based on management discussions and third party professional experience.

For loans that were identified as PCI, either the above income approach was used or the asset approach was used. The income approach was used for PCI loans where there was an expectation that the borrower would more likely than not continue to pay based on the current terms of the loan contract. Management used the asset approach for all nonaccrual loans to reflect market participant assumptions. Under the asset approach, the fair value of each loan was determined based on the estimated values of the underlying collateral.

The methods used to estimate the Level 3 fair values of loans are extremely sensitive to the assumptions and estimates used. While management attempted to use assumptions and estimates that best reflected the acquired loan portfolios and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets.

The difference between the fair value and the expected cash flows from acquired loans will be accreted to interest income over the remaining term of the loans in accordance with ASC Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality.” See Note 5 for further details.

Premises and equipment. The land and buildings acquired were recorded at fair value as determined by current appraisals and tax assessments at acquisition date.

Other real estate owned. OREO was recorded at fair value based on an existing purchase contract.

Core deposit intangible. Core deposit intangibles (“CDI”) are measures of the value of noninterest checking, savings, interest-bearing checking, and money market deposits that are acquired in a business combination excluding certificates of deposit with balances over $250,000 and high yielding interest bearing deposit accounts, which the Company determines customer related intangible assets as non-existent. The fair value of the CDI stemming from any business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative funding source. The CDI is being amortized over an estimated useful life of 10 years to approximate the existing deposit relationships acquired.

Deposits. The fair values of deposit liabilities with no stated maturity (non-interest checking, savings, interest-bearing checking, and money market deposits) are equal to the carrying amounts payable on demand. The fair values of the certificates of deposit represent contractual cash flows, discounted to present value using interest rates currently offered by market participants on deposits with similar characteristics and remaining maturities.

The fair value estimates are subject to change for up to one year after the closing date of the transaction if additional information relative to closing dates fair value becomes available.

Note 4. Investment Securities and Other Investments

Investment securities available for sale are carried in the consolidated balance sheets at their fair value and investment securities held to maturity are carried in the consolidated balance sheets at their amortized cost. The amortized cost and fair values of investment securities at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
U.S. Treasury and agencies	$2,500	$—	$51	$2,449
Mortgage backed securities	94,983	654	152	95,485
Corporate bonds	10,554	87	4	10,637

	$108,037	$741	$207	$108,571

Held to maturity
State and municipal	$12,192	$464	$2	$12,654

Total Investment Securities	$120,229	$1,205	$209	$121,225

	December 31, 2018
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
State and municipal	$1,000	$3	$—	$1,003
U.S. Treasury and agencies	3,375	—	208	3,167
Mortgage backed securities	28,976	22	628	28,370
Corporate bonds	5,477	78	48	5,507

	$38,828	$103	$884	$38,047

Held to maturity
State and municipal	$15,565	$78	$140	$15,503

Total Investment Securities	$54,393	$181	$1,024	$53,550

The Company had no securities pledged with the Federal Reserve Bank of Richmond (“FRB”) for the years ended December 31, 2019 and 2018, respectively.

At December 31, 2019 and 2018, securities with a market value of $11.8 million and $16.2 million were pledged to secure public deposits with the Treasury Board of Virginia at the Community Bankers’ Bank.

At December 31, 2019 and 2018, securities with a market value of $55.7 million and $9.8 million were pledged to secure the Bank’s line of credit with the Federal Home Loan Bank of Atlanta (“FHLB”).

The following table shows fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2019 and 2018, respectively. The reference point for determining when securities are in an unrealized loss position is month-end. Therefore, it is possible that a security’s market value exceeded its amortized cost on other days during the past twelve-month period. Securities that have been in a continuous unrealized loss position are as follows:

(Dollars in thousands)
December 31, 2019	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and Municipal	$333	$(2)	$—	$—	$333	$(2)
U.S. Treasury and Agency	—	—	1,949	(51)	1,949	(51)
Mortgage backed	27,901	(82)	5,348	(70)	33,249	(152)
Corporate bonds	—	—	896	(4)	896	(4)

Total	28,234	(84)	8,193	(125)	36,427	(209)

(Dollars in thousands)
December 31, 2018	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and Municipal	$6,278	$(105)	$2,402	$(35)	$8,680	$(140)
U.S. Treasury and Agency	—	—	3,167	(208)	3,167	(208)
Mortgage backed	10,031	(51)	17,173	(577)	27,204	(628)
Corporate bonds	2,114	(36)	488	(12)	2,602	(48)

Total	18,423	(192)	23,230	(832)	41,653	(1,024)

The amortized cost and fair value of securities at December 31, 2019, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2019
	Securities Available for Sale		Securities Held to Maturity
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$460	$460
Due after one year through five years	2,500	2,508	2,584	2,628
Due after five years	18,670	18,659	3,764	3,913
Due after ten years	86,867	87,404	5,384	5,653

Total	$108,037	$108,571	$12,192	$12,654

Proceeds from sales, calls and maturities of available-for-sale (“AFS”) securities during 2019 and 2018 were $44.4 million and $5.3 million, resulting in a gain of $451 thousand and $5 thousand, respectively.

During 2019 and 2018, held-to-maturity securities with book values of $3.3 million and $1.9 million, respectively, were either called or matured resulting in no gain or loss for either year.

Restricted investments (in thousands) consist of stock in the FHLB (carrying basis $6,012), Federal Reserve stock (carrying basis $963), Community Bankers’ Bank stock (carrying basis of $248), and various other investments (carrying basis $911) for total restricted investments of $8.1 million.

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. No declines are deemed to be other-than-temporary as management has the ability and intent to hold debt securities until maturity, or for the foreseeable future if classified as AFS.

Note 5. Loans and Allowance for Loan Losses

Loans held for investment outstanding at December 31, 2019 and December 31, 2018 are summarized as follows:

(Dollars in thousands)	December 31, 2019	December 31, 2018
Commercial and industrial	$77,282	$49,076
Agricultural	446	216
Real estate – construction, commercial	38,039	14,666
Real estate – construction, residential	26,778	15,102
Real estate – mortgage, commercial	251,824	150,513
Real estate – mortgage, residential	208,494	149,856
Real estate – mortgage, farmland	5,507	4,179
Consumer installment loans	39,202	31,979

Gross loans	647,572	415,587
Less: Unearned income	(738)	(719)

Total	$646,834	$414,868

The Company has pledged loans held for investment (in thousands) as collateral for borrowings with the FHLB totaling $146,075 and $104,791 as of December 31, 2019 and December 31, 2018, respectively.

During 2019, as a result of the Company’s acquisition of VCB, the acquired loan portfolio was initially measured at fair value and subsequently accounted for under either ASC Topic 310-30 or ASC 310-20. The outstanding principal balance and related carrying amount of these acquired loans included in the consolidated statement of condition as of December 31, 2019 is as follows:

(Dollars in thousands)	December 31, 2019
Purchased credit impaired acquired VCB loans evaluated individually for future credit losses
Outstanding principal balance	$1,504
Carrying amount	1,315
Other acquired VCB loans
Outstanding principal balance	172,279
Carrying amount	170,151
Total acquired VCB loans
Outstanding principal balance	173,783
Carrying amount	171,466

The following table presents changes for the year ended December 31, 2019 in the accretable yield on the VCB purchased credit impaired loans for which the Company applies ASC 310-30:

(Dollars in thousands)	December 31, 2019
Balance at January 1, 2019	$—
Accretable yield at acquisition date	190
Accretion	(3)
Other changes, net	1

Balance at December 31, 2019	$188

The following table presents the aging of the recorded investment of past due loans as of December 31, 2019 and December 31, 2018:

	December 31, 2019
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due & Accruing	Nonaccrual	Total Past Due & Nonaccrual	Current Loans	Total Loans
Commercial and industrial	$1,652	$—	$—	$441	$2,093	$75,189	$77,282
Real estate – construction, commercial	820	—	—	929	1,749	36,290	38,039
Real estate – construction, residential	241	—	—	—	241	26,537	26,778
Real estate – mortgage, commercial	3,194	—	—	1,931	5,125	246,699	251,824
Real estate – mortgage, residential	319	217	369	713	1,618	206,876	208,494
Agricultural & Farmland	—	—	—	—	—	5,953	5,953
Consumer installment loans	894	408	—	776	2,078	37,124	39,202
Less: Unearned income	—	—	—	—	—	(738)	(738)

	$7,120	$625	$369	$4,790	$12,904	$633,930	$646,834

	December 31, 2018
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due & Accruing	Nonaccrual	Total Past Due & Nonaccrual	Current Loans	Total Loans
Commercial and industrial	$280	$29	$—	$312	$621	$48,455	$49,076
Real estate – construction, commercial	—	—	—	979	979	13,687	14,666
Real estate – construction, residential	—	—	231	—	231	14,871	15,102
Real estate – mortgage, commercial	218	441	430	2,441	3,530	146,983	150,513
Real estate – mortgage, residential	760	7	1,079	1,441	3,287	146,569	149,856
Agricultural & Farmland	123	—	309	—	432	3,963	4,395
Consumer installment loans	1,017	408	4	357	1,786	30,193	31,979
Less: Unearned income	—	—	—	—	—	(719)	(719)

	$2,398	$885	$2,053	$5,530	$10,866	$404,002	$414,868

A summary of changes in the allowance for loans losses for December 31, 2019 and December 31, 2018 is as follows:

(Dollars in thousands)	December 31, 2019	December 31, 2018
Allowance, beginning of period	$3,580	$2,802
Charge-Offs
Commercial and industrial	$(43)	$(5)
Real estate, mortgage	(4)	(13)
Consumer and other loans	(914)	(545)

Total charge-offs	(961)	(563)

Recoveries
Real estate, mortgage	6	12
Consumer and other loans	205	104

Total recoveries	211	116

Net charge-offs (recoveries)	(750)	(447)

Provision for loan losses	1,742	1,225

Allowance, end of period	$4,572	$3,580

The following tables summarize the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2019 and 2018.

	December 31, 2019
(Dollars in thousands)	Commercial and Industrial	Real Estate- Construction Commercial	Real Estate- Construction Residential	Real Estate- Mortgage Commercial	Real Estate- Mortgage Residential	Agricultural & Farmland	Consumer Installment Loans	Total
ALLL Balance December 31, 2018	$572	$112	$56	1,180	$434	$13	$1,213	$3,580
Charge-offs	(43)	—	—	(3)	(1)	—	(914)	(961)
Recoveries	—	—	—	—	6	—	205	211
Provision	312	108	4	427	71	(4)	824	1,742
ALLL Balance December 31, 2019	$841	$220	$60	$1,604	$509	$9	$1,329	$4,572
Individually evaluated for impairment	143	—	—	98	—	—	—	241
Collectively evaluated for impairment	$698	$220	$60	$1,506	$509	$9	$1,330	$4,331

	December 31, 2018
(Dollars in thousands)	Commercial and Industrial	Real Estate- Construction Commercial	Real Estate- Construction Residential	Real Estate- Mortgage Commercial	Real Estate- Mortgage Residential	Agricultural & Farmland	Consumer Installment Loans	Total
ALLL Balance December 31, 2017	$494	$93	$36	809	$405	$13	$952	$2,802
Charge-offs	(5)	—	—	—	(13)	—	(545)	(563)
Recoveries	—	—	—	12	—	—	104	116
Provision	83	19	20	359	42	—	702	1,225
ALLL Balance December 31, 2018	$572	$112	$56	$1,180	$434	$13	$1,213	$3,580
Individually evaluated for impairment	—	—	—	—	—	—	—	—
Collectively evaluated for impairment	$572	$112	$56	$1,180	$434	$13	$1,213	$3,580

A summary of the loan portfolio individually and collectively evaluated for impairment (in thousands) for December 31, 2019 and December 31, 2018 is as follows:

(Dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2019
Commercial and industrial	$280	$77,002	$77,282
Agricultural	—	446	446
Real Estate – construction, commercial	—	38,039	38,039
Real Estate – construction, residential	—	26,778	26,778
Real Estate – mortgage, commercial	733	251,091	251,824
Real Estate – mortgage, residential	395	208,099	208,494
Real Estate – mortgage, farmland	—	5,507	5,507
Consumer installment loans	—	39,202	39,202

Gross loans	1,408	646,164	647,572
Less: Unearned income	—	(738)	(738)

Total	$1,408	$645,426	$646,834

(Dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2018
Commercial and industrial	$—	$49,076	$49,076
Agricultural	—	216	216
Real Estate – construction, commercial	—	14,666	14,666
Real Estate – construction, residential	—	15,102	15,102
Real Estate – mortgage, commercial	1,258	149,255	150,513
Real Estate – mortgage residential	688	149,168	149,856
Real Estate – mortgage, farmland	—	4,179	4,179
Consumer installment loans	—	31,979	31,979

Gross loans	1,946	413,641	415,587
Less: Unearned income	—	(719)	(719)

Total	$1,946	$412,922	$414,868

The following table presents information related to impaired loans, by portfolio segment, at the dates presented.

	December 31, 2019
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Real estate – mortgage, residential	$395	$395	$—	$527	$7
With an allowance recorded:
Commercial and industrial	280	280	143	286	2
Real estate – mortgage, commercial	733	733	98	734	5

	$1,408	$1,408	$241	$1,547	$14

	December 31, 2018
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Real estate – mortgage, residential	$1,946	$1,946	$—	$2,067	$64
With an allowance recorded:	—	—	—	—	—

	$1,946	$1,946	$—	$2,067	$64

Purchased loans from the 2016 River Bancorp, Inc. acquisition had remaining balances (in thousands) of $19,686 and 34,672 as of December 31, 2019 and December 31, 2018, respectively. Of these balances, three loan relationships were considered specifically impaired PCI loans. One of these relationships was resolved during 2018 and the Company recovered $200 of the balance previously written-off. During the first quarter of 2019, another loan relationship was resolved and the Company recovered $200 of the balance previously written-off. At December 31, 2019, the remaining specifically impaired PCI loans totaled $2,270 with a specific impairment of $190. The following table presents the recorded investment in the segments of the River Bancorp, Inc. purchased loans as of December 31, 2019 and December 31, 2018:

(Dollars in thousands)	December 31, 2019	December 31, 2018
Real Estate
Construction loans and all land development and other land loans	$1,397	$1,522
Secured by farmland	—	319
Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	2,709	3,376
Secured by first liens	6,971	10,448
Secured by junior liens	394	505
Secured by multifamily (5 or more) residential properties	63	250
Loans secured by owner-occupied, nonfarm nonresidential properties	4,459	7,344
Loans secured by other nonfarm nonresidential properties	2,322	6,239
Commercial and Industrial	1,272	4,457
Other revolving credit plans	26	89
Automobile loans	10	30
Other consumer loans	63	93

Total	$19,686	$34,672

The following table shows the Company’s loan portfolio broken down by internal loan grade as of December 31, 2019 and December 31, 2018:

	December 31, 2019
(Dollars in thousands)	Grade 1 Prime	Grade 2 Desirable	Grade 3 Good	Grade 4 Acceptable	Grade 5 Pass/Watch	Grade 6 Special Mention	Grade 7 Substandard	Total
Commercial and industrial	$1,509	$924	$35,012	$37,298	$568	$1,488	$483	$77,282
Agricultural	—	118	168	160	—	—	—	446
Real Estate – construction, commercial	—	1,454	24,667	10,850	102	—	966	38,039
Real Estate – construction, residential	—	139	9,355	14,331	2,953	—	—	26,778
Real Estate – mortgage, commercial	—	4,971	118,488	114,598	9,273	1,935	2,559	251,824
Real Estate – mortgage residential	—	4,611	100,665	98,116	3,470	130	1,502	208,494
Real Estate – mortgage, farmland	1,467	134	1,736	2,170	—	—	—	5,507
Consumer installment loans	293	72	17,872	20,067	116	—	782	39,202

Gross loans	3,269	12,423	307,963	297,590	16,482	3,553	6,292	647,572

Less: Unearned income								738

Total								$646,834

	December 31, 2018
(Dollars in thousands)	Grade 1 Prime	Grade 2 Desirable	Grade 3 Good	Grade 4 Acceptable	Grade 5 Pass/Watch	Grade 6 Special Mention	Grade 7 Substandard	Total
Commercial and industrial		$2,660	$21,009	$24,254	$797	$—	$312	$49,076
Agricultural	9	99	105	3	—	—	—	216
Real Estate – construction, commercial	—	485	7,118	5,937	106	—	1,020	14,666
Real Estate – construction, residential	—	—	4,305	5,059	5,738	—	—	15,102
Real Estate – mortgage, commercial	—	1,920	82,097	53,487	8,470	1,668	2,871	150,513
Real Estate – mortgage residential	—	3,647	76,496	63,397	3,805	522	1,989	149,856
Real Estate – mortgage, farmland	1,700	100	1,340	730	—	—	309	4,179
Consumer installment loans	213	29	16,174	15,081	123	—	359	31,979

Gross loans	1,966	8,940	208,644	167,948	19,039	2,190	6,860	415,587

Less: Unearned income								719

Total								$414,868

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Risk Grade 1 – Prime Loans: This grade is reserved for only the strongest of loans. These loans are to individuals or corporations that are well known to the bank and are always secured with an almost guaranteed source of repayment such as a lien on a bank certificate of deposit or savings account. Character, credit history, and ability of individuals or company principals are excellent and unquestioned. Source of income and industry of borrower appears stable. High liquidity, minimum risk, good ratios and low handling cost.

Risk Grade 2 – Desirable Loans: This grade is reserved for new loans that are within guidelines and where the borrowers have documented significant overall financial strength. A liquid financial statement is generally a financial statement with substantial liquid assets, particularly relative to the debts. These loans have excellent sources of repayment, with no significant identifiable risk of collection, and conform in all respects to policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind).

Risk Grade 3 – Good Loans: This grade is reserved for loans which exhibit satisfactory credit risk. These loans have adequate sources of repayment, with little identifiable risk of collection. Generally, loans assigned this risk grade will demonstrate the following characteristics: (1) conformity in all respects with policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind), (2) documented historical cash flow that meets or exceeds required minimum Blue Ridge Bank guidelines, or that can be supplemented with verifiable cash flow from other sources, and (3) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Risk Grade 4 – Acceptable Loans: This grade is given to satisfactory loans containing more risk than Risk Grade 3 loans. These loans have adequate sources of repayment, with little identifiable risk of collection. Loans assigned this risk grade will demonstrate the following characteristics: (1) general conformity to Blue Ridge Bank’s underwriting requirements, with limited exceptions to policy, product or underwriting guidelines. All exceptions noted have documented mitigating factors that offset any additional risk associated with the exceptions noted, (2) documented historical cash flow that meets or exceeds required minimum guidelines, or that can be supplemented with verifiable cash flow from other sources, and (3) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Risk Grade 5 – Pass/Watch Loans: This grade is for satisfactory loans containing acceptable but elevated risk. These loans are characterized by borrowers who have a marginal cash flow, marginal profitability, or have experienced an unprofitable year and declining financial condition. The borrower has in the past satisfactorily handled debts with the bank, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the bank continues to be adequately secured, margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition. These loans require more diligent monitoring due to characteristics such as: (1) additional exceptions to Blue Ridge Bank’s policy requirements, product guidelines or underwriting standards that present a higher degree of risk, (2) unproved, insufficient or marginal primary sources of repayment that appear sufficient to service the debt at this time, and (3) marginal or unproven secondary sources to liquidate the debt, including combinations of liquidation of collateral and liquidation value to the net worth of the borrower or guarantor.

Risk Grade 6 – Special Mention: This grade is for loans classified as Special Mention. They have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Special mention credits typically exhibit underwriting guideline tolerances and/or exceptions with no mitigating factors, or emerging weaknesses that may or may not be cured as time passes.

Risk Grade 7 – Substandard: A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Loans consistently not meeting the repayment schedule should be downgraded to substandard. Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action. The weaknesses may include, but are not limited to: (1) high debt to worth ratios, (2) declining or negative earnings trends, (3) declining or inadequate liquidity, (4) improper loan structure, (5) questionable repayment sources, (6) lack of well-defined secondary repayment source, and (7) unfavorable competitive comparisons. Such loans are no longer considered to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. A possibility of loss of a portion of the loan balance cannot be ruled out. The repayment ability of the borrower is marginal or weak and the loan may have exhibited excessive overdue status or extensions and/or renewals.

Risk Grade 8 – Doubtful: Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Among these events are: (1) injection of capital, (2) alternative financing, (3) liquidation of assets or the pledging of additional collateral, and (4) the ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status, and no definite repayment schedule exists. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

Risk Grade 9 – Loss: Loans classified Loss are considered uncollectable and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be effected in the future. Probable Loss portions of Doubtful assets should be charged against the reserve for loan losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty (30) days or calendar quarter-end.

There were no loans classified as Doubtful or Loss at December 31, 2019 and December 31, 2018.

Note 6. Premises and Equipment

Premises and equipment is summarized as follows:

(Dollars in thousands)	2019	2018
Buildings and land	$12,535	$3,109
Construction in progress	443	—
Furniture, fixtures and equipment	3,411	2,977
Software	354	377

Total Cost	16,743	6,463
Less: Accumulated depreciation	(3,092)	(3,120)

Total, net of depreciation	$13,651	$3,343

Depreciation expense for 2019 and 2018 was $539 thousand and $415 thousand, respectively.

Note 7. Goodwill and Intangibles

The balance in goodwill is the result of a branch acquisition in Charlottesville in 2011, the acquisition of River Bancorp, Inc. in 2016, the acquisition of a mortgage line of business in 2018, the 35% acquisition of Hammond Insurance Agency, Incorporated in 2019, and the acquisition of Virginia Community Bankshares, Inc. in 2019. The purpose of these acquisitions was to expand the geographic service area by targeting attractive markets with potential to provide continued balance sheet growth and new opportunities for the Company. Bank management will evaluate at least annually the recorded value of the goodwill. In accordance with GAAP, the Company is not amortizing goodwill. In the event the asset suffers a decline in value based on criteria established in governing accounting standards, an impairment will be recorded.

Goodwill	2019	2018
Charlottesville Branch Acquisition	$366,300	$366,300
River Bancorp, Inc. Acquisition	1,727,864	1,727,864
Mortgage Business Acquisition	600,000	600,000
Hammond Insurance Acquisition	612,500	—
Virginia Community Bankshares, Inc. Acquisition	16,608,278	—

	$19,914,942	$2,694,164

Information concerning amortizable intangibles included in other assets on the balance sheet is as follows:

Amortizable Intangibles	2019	2018
Customer-Based Intangible – MoneyWise Payroll	$541,272	$738,098
Customer Based Intangible – Hammond Insurance	374,986	—
Customer Based Intangible – LenderSelect	720,489	—
Core Deposit Intangible – River Community Bank	211,036	437,954
Core Deposit Intangible – Virginia Community Bank	1,690,000	—
Other	180,536	136,863

	$3,718,319	$1,312,915

The estimated amortization expense for the next five years and thereafter is as follows:

(Dollars in thousands)
2020	$869,635
2021	716,913
2022	564,949
2023	379,624
2024	341,916
Thereafter	845,282

Total	$3,718,319

Note 8. Deposits

The aggregate amounts of certificates of deposit, with a minimum denomination of $250,000, were $82.8 million and $39.1 million at December 31, 2019 and 2018, respectively.

Time deposits include brokered deposits purchased through the Certificate of Deposit Account Registry Service (“CDARS”). The balance of these time deposits was $2.2 million and $1.2 million at December 31, 2019 and 2018, respectively. As long as the Bank maintains its current rating through CDARS rating service, it may purchase deposits up to 15% of its assets as of the most recent quarter end. At December 31, 2019, the Bank could have purchased up to approximately $144.2 million in deposits through CDARS. The decision to utilize this funding depends on the Bank’s liquidity needs and the pricing of CDARS deposits compared to other potential funding sources.

At December 31, 2019, the scheduled maturities of time deposits are as follows:

(Dollars in thousands)
2020	$114,408
2021	57,115
2022	20,843
2023	27,811
2024	38,851
2025 and beyond	1,927

Total	$260,955

Brokered deposits totaled $30.6 million and $84.4 million at December 31, 2019 and 2018, respectively. Additionally, deposits obtained through the certificate of deposit listing service, QwickRate, totaled $19.2 million and $10.4 million at December 31, 2019 and 2018, respectively.

Note 9. Other Borrowed Funds

The Bank has a line of credit from the FHLB secured by the Bank’s real estate loan portfolio and certain pledged securities. The FHLB will lend up to 30% of the Bank’s total assets at the prior quarter end, subject to certain eligibility requirements, including adequate collateral. The Bank had borrowings from FHLB that totaled $124.8 million and $73.1 million at December 31, 2019 and 2018, respectively. The interest rate on the borrowings range from 1.69% to 2.49% depending on structure and maturity. The borrowings also required the Bank to own $6.0 million of FHLB stock. This amount is included with restricted investments on the consolidated balance sheets.

The principal on FHLB borrowings matures as follows:

(Dollars in thousands)	Maturities
2020	$124,800

At December 31, 2019, 1-4 family residential loans with a lendable value of $44.9 million, multi-family residential loans with a lendable value of $9.6 million, commercial real estate loans with a lendable value of $49.2 million, and securities with a lendable value of $58.2 million were pledged against an available line of credit with the FHLB totaling $220.6 million as of December 31, 2019. The Bank has a letter of credit with the FHLB in the amount of $10.0 million for the purpose of collateral against Virginia public deposits.

The Company has unsecured lines of credit with correspondent banks totaling $24.0 million at December 31, 2019 and $19.0 million at December 31, 2018, available for overnight borrowing. At December 31, 2019 and 2018, none of these lines of credit with correspondent banks was drawn upon.

Note 10. Subordinated Debt

The Company entered into a Subordinated Note Purchase Agreement with 14 institutional accredited investors under which the Company issued an aggregate of $10.0 million of subordinated notes (the “Notes”) to the institutional accredited investors on November 20, 2015. The Notes have a maturity date of December 1, 2025. The Notes bear interest, payable on the 1st of June and December of each year, commencing June 1, 2016, at a fixed rate of 6.75% per year for the first five years, and thereafter will bear a floating interest rate of LIBOR plus 512.8 basis points. The Notes are not convertible into common stock or preferred stock and are not callable by the holders. The Company has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after December 1, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

The Company incurred issuance costs totaling $339 thousand as part of the transaction. These costs are being amortized over the life of the Notes. The following table summarizes the balance of the Notes and related issuance costs at December 31, 2019 and 2018:

	2019	2018
(Dollars in thousands)
Subordinated debt	$10,000	$10,000
Unamortized issuance costs	(200)	(233)

Subordinated debt, net	$9,800	$9,767

Note 11. Derivative Financial Instruments and Hedging Activities

The Company enters into interest rate swap agreements (‘‘swap agreements’’) to facilitate the risk management strategies needed in order to accommodate the needs of its banking customers. The Company mitigates the risk of entering into these loan agreements by entering into equal and offsetting swap agreements with a highly rated third-party financial institution. This back-to-back swap agreement is a free-standing derivative and is recorded at fair value in the Company’s consolidated balance sheets (asset positions are included in other assets and liability positions are included in other liabilities) as of December 31, 2019. There were no such agreements outstanding as of December 31, 2018.

	December 31, 2019
	Notional Amount	Fair Value
(Dollars in thousands)
Interest Rate Swap Agreement
Receive Fixed/Pay Variable Swaps	$2,145	$185
Pay Fixed/Receive Variable Swaps	2,145	(185)

The Company entered into three cash flow hedges as defined by ASC 815-20 during 2019. The objective of this interest rate swap was to hedge the risk of variability in its cash flows attributable to changes in the 3-month LIBOR benchmark rate component of forecasted 3-month fixed rate funding advances from the FHLB. The hedging objective was to reduce the interest rate risk associated with the Company’s fixed rate advances from the designation date and going through the maturity date. The identified hedge layers are summarized as follows, (in thousands):

3-Month LIBOR	Cash & Securities	Period Hedged
Hedged Notional	Exposure Hedged	From	To
$15,000	$15,000	July 1, 2019	July 1, 2022
$25,000	$25,000	August 2, 2019	February 2, 2023
$10,000	$10,000	August 29, 2019	August 29, 2023

Each layer has a variable receive leg of 3-month LIBOR and a fixed pay leg of 1.80%. The Company has the intent and ability to fund the three-month rate advances during the term of these cash flow hedges. The Company had cash collateral with the counterparty of $880 thousand as of December 31, 2019.

The Bank also participates in a “mandatory” delivery program for its government guaranteed and conventional mortgage loans held for sale. Under the mandatory delivery system, loans with interest rate locks are paired with the sale of a to be announced mortgage-backed security bearing similar attributes. Under the mandatory delivery program, the Bank commits to deliver loans to an investor at an agreed upon price prior to the close of such loans. This differs from a “best efforts” delivery, which sets the sale price with the investor on a loan-by-loan basis when each loan is locked.

Note 12. Employee Benefit Plans

The Company has a 401(k) Profit Sharing Plan that covers eligible employees. Employees may make voluntary contributions subject to certain limits based on federal tax laws. The Bank matches 100 percent of an employee’s contribution up to 5% of his or her salary following one year of continuous service and the benefits vest immediately. The Company’s Board of Directors may make additional contributions at its discretion. Employees become eligible to participate in the discretionary contributions after one year of continuous service and the benefits vest over a five-year period. For the years ended December 31, 2019 and 2018, total expenses attributable to this plan were $700,221 and $364,653, respectively.

In 2013, the Company established an ESOP that covers eligible employees. Benefits in the plan vest over a five-year period. Contributions to the plan are made at the discretion of the Board of Directors and may include both the matching component to employees’ elective deferrals into the 401(k) plan and discretionary profit contributions. The plan held 79,800 total shares of Company common stock at December 31, 2019 and December 31, 2018. All shares issued to and held by the plan are considered outstanding in the computation of EPS. The plan or the Company is required to purchase shares from separated employees at a price determined by a third-party appraisal.

Note 13. Stock-Based Compensation

The Company has granted restricted stock awards to employees under the Company’s Equity Incentive Plan. The restricted stock awards are considered fixed awards as the number of shares and fair value is known at the date of grant and the fair value at the grant date is amortized over the vesting period. Non-cash compensation expense recognized in the Consolidated Statements of Income related to restricted stock awards, net of estimated forfeitures, was $231 thousand and $129 thousand for the years ended December 31, 2019 and 2018, respectively. The fair value of restricted stock awards at December 31, 2019 and 2018 was $1.3 million and $933 thousand, respectively.

Note 14. Fair Value

The fair value of a financial instrument is the current amount that would be exchanged between willing parties in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Accounting guidance for fair value excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company records fair value adjustments to certain assets and liabilities and determines fair value disclosures utilizing a definition of fair value of assets and liabilities that states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Additional considerations are involved to determine the fair value of financial assets in markets that are not active.

The Company uses a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –

Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The carrying value of restricted FRB and FHLB stock approximates fair value based upon the redemption provisions of each entity and is therefore excluded from the following table.

The following tables present the balances of financial assets measured at fair value on a recurring basis:

	December 31, 2019
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Available for sale securities
U.S. Treasury and agencies	$2,449	$—	$2,449	$—
Mortgage backed securities	95,485	—	95,485	—
Corporate bonds	10,637	—	10,637	—

Total securities available for sale	$108,571	$—	$108,571	$—

	December 31, 2018
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Available for sale securities
State and municipal	$1,003	$—	$1,003	$—
U.S. Treasury and agencies	3,167	—	3,167	—
Mortgage backed securities	28,370	—	28,370	—
Corporate bonds	5,507	—	5,507	—

Total securities available for sale	$38,047	$—	$38,047	$—

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements.

Loans Held for Sale

Mortgage loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. The agreed upon sales price is considered fair value as all of these loans are under agreements to sell to investors at the time of origination. This amount is generally the loan’s principal amount. Changes in fair value are recognized in the Gain on Sale of Mortgages on the Consolidated Statements of Income.

Other Real Estate Owned

Certain assets such as OREO are measured at fair value less cost to sell. Valuation of OREO is determined using current appraisals from independent parties, a level two input. If current appraisals cannot be obtained prior to reporting dates, or if declines in value are identified after a recent appraisal is received, appraisal values are discounted, resulting in Level 3 estimates. If the Company markets the property with a realtor, estimated selling costs reduce the fair value, resulting in a valuation based on Level 3 inputs.

The Company markets OREO both independently and with local realtors. Properties marketed by realtors are discounted by selling costs. Properties that the Company markets independently are not discounted by selling costs.

The following table summarizes the Company’s OREO that were measured at fair value on a nonrecurring basis during the period.

December 31, 2019
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Other real estate owned	$—	$—	$—	$—

	December 31, 2018
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Other real estate owned	$134	$—	$—	$134

	Fair Value At December 31, 2019	Valuation Technique	Significant Unobservable Inputs	Range
Other real estate owned	$—	Discounted appraised value	Discounted for selling costs	N/A

	Fair Value At December 31, 2018	Valuation Technique	Significant Unobservable Inputs	Range
Other real estate owned	$134	Discounted appraised value	Discounted for selling costs	15%-35%

Note 15. Disclosures About Fair Value of Financial Instruments

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows:

		Fair Value Measurements at December 31, 2019
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
(Dollars in thousands)
Financial Assets
Cash and short-term investments	$60,026	$60,026	$—	$—	$60,026
Federal funds sold	480	480	—	—	480
Investment securities	128,897	—	129,359	—	129,359
Loans held for sale	55,646	—	55,646	—	55,646
Net loans held for investment	642,262	—	—	643,878	643,878
Accrued interest receivable	2,590	—	2,590	—	2,590
Bank-owned life insurance	14,734	—	14,734	—	14,734
Financial Liabilities
Deposits	722,030	—	542,805	168,736	711,541
Other borrowed funds	124,800	—	124,971	—	124,971
Subordinated debt, net	9,800	—	—	9,874	9,874
Accrued interest payable	706	—	706	—	706

		Fair Value Measurements at December 31, 2018
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
(Dollars in thousands)
Financial Assets
Cash and short-term investments	$15,026	$15,026	$—	$—	$15,026
Federal funds sold	546	546	—	—	546
Investment securities	58,750	—	58,688	—	58,688
Loans held for sale	29,233	—	29,233	—	29,233
Net loans held for investment	411,288	—	—	404,888	404,888
Accrued interest receivable	1,769	—	1,769	—	1,769
Bank-owned life insurance	8,455	—	8,455	—	8,455
Financial Liabilities
Deposits	415,027	—	323,280	81,070	404,350
Other borrowed funds	73,100	—	73,113	—	73,113
Subordinated debt, net	9,766	—	—	9,766	9,766
Accrued interest payable	395	—	395	—	395

Note 16. Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

Interest income, loan fees, realized securities gains and losses, bank owned life insurance income, SBIC income, and mortgage banking revenue are not in the scope of ASC Topic 606. All of the Company’s revenue from contracts with customers in the scope of ASC Topic 606 is recognized within noninterest income in the consolidated statements of income. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

A description of the Company’s significant sources of revenue accounted for under ASC Topic 606 is as follows:

Service fees on deposit accounts are fees charged to deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which are earned based on specific transactions or customer activity within a customer’s deposit account, are recognized at the time the related transaction or activity occurs, as it is at this point when the customer’s request has been fulfilled. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the performance obligation was satisfied. Overdraft fees are recognized when the overdraft occurs. Service fees on deposit accounts are paid through a direct charge to the customer’s account.

Bank card revenue is comprised of interchange revenue and ATM fees. Interchange revenue is earned when bank debit and credit cardholders conduct transactions through VISA, MasterCard, and other payment networks. Interchange fees represent a percentage of the underlying cardholder’s transaction value and are generally recognized daily, concurrent with the transaction processing services provided to the cardholder. ATM fees are earned when a non-Bank cardholder uses a Bank ATM. ATM fees are recognized daily, as the related ATM transactions are settled.

Payroll processing income is comprised of fees charged to customers for payroll services through MoneyWise Payroll Solutions, Inc., of which the Bank owns a controlling interest.

The following table illustrates our total non-interest income segregated by revenues within the scope of ASC Topic 606 and those which are within the scope of other ASC Topics:

	Year Ended December 31,
(Dollars in thousands)	2019	2018
Service fees on deposit accounts	$651	$635
Bank card revenue	572	514
Payroll processing income	980	1,015

Revenue from contracts with customers	2,203	2,164
Non-interest income within scope of other ASC topics	16,593	7,959

Total noninterest income	$18,796	$10,123

Contract Balances A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity’s obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company’s noninterest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2019 and 2018, the Company did not have any significant contract balances.

Contract Acquisition Costs In connection with the adoption of ASC Topic 606, an entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. The Company did not capitalize any contract acquisition cost during the years ended December 31, 2019 or 2018.

Note 17. Leases

On January 1, 2019, the Company adopted ASU 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The implementation of the new standard resulted in recognition of a right-of-use asset and lease liability of $7.0 million at the date of adoption, which is related to the Company’s lease of premises used in operations. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases:

(Dollars in thousands)	December 31, 2019
Lease liabilities	$6,742
Right-of-use assets, net	$6,620
Weighted average remaining lease term	6.04 years
Weighted average discount rate	2.75%

	Year Ended December 31,
Lease Cost (in thousands)	2019	2018
Operating lease cost	$1,523	$817
Total lease cost	$1,523	$817
Cash paid for amounts included in the measurement of lease liabilities	$1,441	$817

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

Lease payments due (in thousands)	As of December 31, 2019
Three months ending December 31, 2020	$1,395
Twelve months ending December 31, 2021	1,327
Twelve months ending December 31, 2022	1,114
Twelve months ending December 31, 2023	991
Twelve months ending December 31, 2024	655
Twelve months ending December 31, 2025	492
Thereafter	1,603

Total undiscounted cash flows	7,577
Discount	(835)
Lease liabilities	$6,742

Note 18. Minimum Regulatory Capital Requirements

In August 2018, the Federal Reserve updated the Small Bank Holding Company Policy Statement (the “Statement”), in compliance with the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (“EGRRCPA”). The Statement, among other things, exempts bank holding companies that have below a specified asset threshold from the consolidated regulatory capital requirements. The interim final rule expands the exemption to bank holding companies with consolidated total assets of less than $3 billion. Prior to August 2018, the Statement exempted bank holding companies with consolidated total assets of less than $1 billion. As a result of the interim final rule, the Company qualifies as of August 2018 as a small bank holding company and is no longer subject to regulatory capital requirements on a consolidated basis.

Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A financial institution’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (the “Basel III rules”) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. As a part of the new requirements, the Common Equity Tier 1 Capital ratio is calculated and utilized in the assessment of capital for all institutions. The Company has made an election to not have the net unrealized gain or loss on available-for-sale securities included in computing regulatory capital. Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer was phased in from 0.625% for 2016 to 2.50% by 2019. The capital conservation buffer for 2019 and beyond is 2.50%. Management believes as of December 31, 2019 and 2018, the Bank meets all capital adequacy requirement to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2019 and 2018, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Federal and state banking regulations place certain restrictions on dividends paid by the Company. The total amount of dividends which may be paid at any date is generally limited to retained earnings of the Company. Pursuant to the EGRRCPA, regulators have provided for an optional, simplified measure of capital adequacy, the community bank leverage ratio (“CBLR”) framework, for qualifying community bank organizations. Banks that qualify may opt in to the CBLR framework beginning January 1, 2020 or any time thereafter. The CBLR framework eliminates the four required capital ratios disclosed below and requires the disclosure of a single leverage ratio, with a minimum requirement of 9%.

In response to the novel coronavirus (“COVID-19”) pandemic, President Trump signed into law Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) on March 27, 2020. Among other things, the CARES Act directs federal banking agencies to adopt interim final rules to lower the threshold under the CBLR from 9% to 8% and to provide a reasonable grace period for a community bank that falls below the threshold to regain compliance, in each case until the earlier of the termination date of the national emergency or December 31, 2020. In April 2020, the federal banking agencies issued two interim final rules implementing this directive. One interim final rule provides that, as of the second quarter 2020, banking organizations with leverage ratios of 8% or greater (and that meet the other existing qualifying criteria) may elect to use the CBLR framework. It also establishes a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall below the 8% CBLR requirement, so long as the banking organization maintains a leverage ratio of 7% or greater. The second interim final rule provides a transition from the temporary 8% CBLR requirement to a 9% CBLR requirement. It establishes a minimum CBLR of 8% for the second through fourth quarters of 2020, 8.5% for 2021, and 9% thereafter, and maintains a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the applicable CBLR requirement. The Company is evaluating whether to opt in to the CBLR framework.

The Bank continues to be subject to various capital requirements administered by banking agencies. Risk based capital ratios for the Bank as of December 31, 2019 and 2018 are shown in the following table:

	Actual		For Capital Adequacy Purposes (1)		To Be Well Capitalized Under the Prompt Corrective Action Provisions
(Dollars in thousands)	Amount $000s	Ratio	Amount $000s	Ratio	Amount $000s	Ratio
As of December 31, 2019
Total risk based capital
(To risk rated assets)
Blue Ridge Bank, N.A.	$79,911	11.82%	$71,007	10.50%	$67,626	10.00%
Tier I capital
(To risk rated assets)
Blue Ridge Bank, N.A.	$75,339	11.14%	$57,482	8.50%	$54,101	8.00%
Common equity tier 1 capital
(To risk rated assets)
Blue Ridge Bank, N.A.	$75,339	11.14%	$47,338	7.00%	$43,957	6.50%
Tier I capital
(To average assets)
Blue Ridge Bank, N.A.	$75,339	8.00%	$61,216	6.50%	$47,090	5.00%

	Actual		For Capital Adequacy Purposes (1)		To Be Well Capitalized Under the Prompt Corrective Action Provisions
(Dollars in thousands)	Amount $000s	Ratio	Amount $000s	Ratio	Amount $000s	Ratio
As of December 31, 2018
Total risk based capital
(To risk rated assets)
Blue Ridge Bank, N.A.	$48,811	12.11%	$39,790	9.875%	$40,294	10.00%
Tier I capital
(To risk rated assets)
Blue Ridge Bank, N.A.	$45,231	11.23%	$31,731	7.875%	$32,235	8.00%
Common equity tier 1 capital
(To risk rated assets)
Blue Ridge Bank, N.A.	$45,231	11.23%	$25,687	6.375%	$26,191	6.50%
Tier I capital
(To average assets)
Blue Ridge Bank, N.A.	$45,231	8.89%	$20,342	4.000%	$25,428	5.00%

(1)

Except with regard to the Bank’s Tier 1 to average assets ratio, the minimum capital requirement includes the phased-in portion of the Basel III Capital Rules capital conservation buffer as of the applicable date.

Dividend Restrictions—The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amounts of dividends that may be paid without approval of regulatory agencies. As of December 31, 2019, $13.6 million of retained earnings is available to pay dividends.

Note 19. Related Party Transactions

During the years ended December 31, 2019 and 2018, officers, directors, and principal shareholders and their related interests were customers of and had transactions with the Bank. These transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. Loan transactions to such related parties are shown in the following schedule:

(Dollars in thousands)	2019	2018
Total loans, beginning of year	$9,608	$11,811
Advances	7,916	4,180
Curtailments	(3,356)	(6,383)

Total loans, end of year	$14,168	$9,608

The Bank held related party deposits of approximately $9.5 million and $5.5 million at December 31, 2019 and 2018, respectively.

Note 20. Earnings Per Share

The following table sets forth the computation of basic and diluted EPS for the years ended December 31, 2019 and 2018:

	For the years ended December 31,
(Dollars in thousands)	2019	2018
Net income	$4,604	$4,573
Net income attributable to noncontrolling interest	(24)	(13)

Net income available to common shareholders	$4,580	$4,560

Weighted average common shares	4,147	2,779
Effect of dilutive securities	—	—

Diluted average common shares	4,147	2,779

Earnings per common share	$1.10	$1.64

Diluted earnings per common share	$1.10	$1.64

Note 21. Income Taxes

A reconciliation between the amount of total income taxes and the amount computed by multiplying income by the applicable federal income tax rates is as follows:

	2019	2018
Income taxes computed at the applicable federal income tax rate	$1,088	$1,201
Tax exempt municipal income	(74)	(89)
Income from life insurance	(196)	(42)
Nondeductible merger expenses	188	—
Nondeductible core deposit intangible amortization	—	65
Other, net	(33)	12

Income Tax Expense	$973	$1,147

The current and deferred components of income tax expense are as follows:

	2019	2018
Current tax expense	$1,058	$(1,156)
Deferred tax benefit	(85)	(9)

Income Tax Expense	$973	$1,147

Deferred tax assets have been provided for temporary differences related to the allowance for loan losses, recognition of loan fee income, adjustments related to the acquisition of VCB, and deferred compensation agreements. Deferred tax liabilities have been provided for temporary differences related to depreciation, unrealized securities gains, prepaid expenses, and adjustments related to the acquisition of VCB.

The net deferred tax asset was made up of the following:

	2019	2018
Deferred tax assets	$1,637	$939
Deferred tax liabilities	(2,389)	(434)

Net Deferred Tax (Liability) Asset	$(752)	$505

This amount has been included as part of other liabilities on the balance sheet as of December 31, 2019 and other assets on the balance sheet as of December 31, 2018.

The federal and Virginia income tax returns of the Company for 2016 to 2019 are subject to examination by the Internal Revenue Service and the Virginia Department of Taxation.

Note 22. Business Segments

The Company utilizes its subsidiaries and divisions to provide multiple business segments including retail banking, mortgage banking, and payroll processing services. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Mortgage banking operating revenues consist principally of gains on sales of loans in the secondary market, loan origination fee income and interest earned on mortgage loans held for sale. Revenues from payroll processing services consist of fees charged to customers for payroll services.

Twelve Months Ended December 31, 2019
(Dollars in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$29,640	$1,243	$—	$5	$—	$30,888
Service charges on deposit accounts	651	—	—	—	—	651
Mortgage banking income, net	—	14,433	—	—	—	14,433
Payroll processing revenue	—	—	980	—	—	980
Other operating income	2,649	—	—	110	(28)	2,731

Total income	32,940	15,676	980	115	(28)	49,683

Twelve Months Ended December 31, 2019
(Dollars in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Expenses:
Interest expense	8,132	679	—	709	—	9,520
Provision for loan losses	1,742	—	—	—	—	1,742
Salary and benefits	13,518	5,438	372	—	—	19,328
Other operating expenses	2,558	8,959	457	1,570	(28)	13,516

Total expense	25,950	15,076	829	2,279	(28)	44,106

Income (loss) before income taxes	6,990	600	151	(2,164)	—	5,577

Income tax expense	1,153	162	30	(372)	—	973

Net income (loss)	$5,837	$438	$121	$(1,792)	$—	$4,604

Net (income) loss attributable to noncontrolling interest	$—	$—	$(24)	$—	$—	$(24)

Net income (loss) attributable to Blue Ridge Bankshares	$5,837	$438	$97	$(1,792)	$—	$4,580

Twelve Months Ended December 31, 2018
(Dollars in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$21,909	$521	$—	$7	$—	$22,437
Service charges on deposit accounts	635	—	—	—	—	635
Mortgage banking income, net	—	7,265	—	—	—	7,265
Payroll processing revenue	—	—	1,015	—	—	1,015
Other operating income	1,233	—	—	4	(28)	1,209

Total income	23,777	7,786	1,015	11	(28)	32,561

Expenses:
Interest expense	4,441	—	—	710	—	5,151
Provision for loan losses	1,225	—	—	—	—	1,225
Salary and benefits	6,153	5,284	406	—	—	11,843
Other operating expenses	5,868	1,983	528	271	(28)	8,622

Total expense	17,687	7,267	934	981	(28)	26,841

Income (loss) before income taxes	6,090	519	81	(970)	—	5,720

Income tax expense	1,222	115	14	(204)	—	1,147

Net income (loss)	$4,868	$404	$67	$(766)	$—	$4,573

Net (income) loss attributable to noncontrolling interest	$—	$—	$(13)	$—	$—	$(13)

Net income (loss) attributable to Blue Ridge Bankshares	$4,868	$404	$54	$(766)	$—	$4,560

Note 23. Supplemental Cash Flow Information

	For the years ended December 31,
(Dollars in thousands)	2019	2018
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest on deposits and borrowed funds	$9,090	$4,985
Income taxes	1,020	1,350
Noncash investing and financing activities:
Unrealized gain (loss) on securities available-for-sale	1,767	(275)
Initial right of use asset – operating leases	7,763	—
Initial lease liability – operating leases	6,742	—
Assets acquired in acquisition	246,808	—
Liabilities assumed in acquisition	219,368	—

Note 24. Parent Company Only Financial Statements

The Blue Ridge Bankshares, Inc. (Parent Company only) condensed financial statements are as follows:

PARENT COMPANY ONLY CONDENSED STATEMENTS OF FINANCIAL CONDITION

December 31, 2019 and 2018

(in thousands)

	2019	2018
Assets
Cash and cash equivalents	$934	$27
Investment in subsidiary	100,330	48,688
Other investments	911	670
Income tax receivable	306	—
Other assets	30	58

Total Assets	$102,511	$49,443

Liabilities
Accrued expenses	$374	$56
Subordinated debt, net of issuance costs	9,800	9,767

Total Liabilities	10,174	9,823
Stockholders’ Equity	$92,337	$39,620

Total Liabilities and Equity	$102,511	$49,443

PARENT COMPANY ONLY CONDENSED STATEMENTS OF INCOME

For the Years ended December 31, 2019 and 2018

(in thousands)

	2019	2018
Income
Dividends from subsidiary	$—	$1,990
Interest income	5	7
Gains on securities	110	4

Total Income	$115	$2,001

Expenses
Interest on subordinated notes	$709	$710
Professional fees	294	197
Merger expenses	1,250	—
Other operating expenses	27	74

Total expenses	$2,280	$981

Net income (loss) before income tax benefit and equity in undistributed earnings of subsidiary	$(2,165)	$1,020

Income tax benefit	$(372)	$(204)

Equity in undistributed earnings of subsidiary	$6,397	$3,349

Net income	$4,604	$4,573

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2019 and 2018

(in thousands)

	2019	2018
Cash flows From Operating Activities
Net income	$4,604	$4,573
Equity in undistributed earnings of subsidiary	(6,397)	(3,349)
Deferred income tax (benefit) expense	(19)	7
Amortization of subordinated debt issuance costs	33	34
Realized gains on securities sales	110	(4)
Release of unearned ESOP shares	—	199
Change in other assets and liabilities	(206)	(53)

Net cash (used in) provided by operating activities	(1,875)	1,407
Cash flows From Investing Activities
Purchases of securities available-for-sale	(161)	(25)
Proceeds from sales of securities available for sale	66	113
Cash contributed to banking subsidiary	(17,000)	—

Net cash (used in) provided by investing activities	(17,095)	88
Cash flows From Financing Activities
Common stock issuance	22,350	128
Dividends paid in cash	(2,473)	(1,501)
Repayment of contingent ESOP liability	—	(151)

Net cash provided by financing activities	19,877	(1,524)

Net increase (decrease) in cash and cash equivalents	907	(29)
Cash and cash equivalents, beginning of year	27	56

Cash and cash equivalents, end of year	$934	$27

Note 25. Legal Matters

On August 12, 2019, a former employee of VCB and participant in its Employee Stock Ownership Plan (the “ESOP”) filed a class action complaint against VCB, Virginia Community Bank, and certain individuals associated with the ESOP in the U.S. District Court for the Western District of Virginia, Charlottesville Division (Case No. 3:19-cv-00045-GEC). The complaint alleges, among other things, that the defendants breached their fiduciary duties to ESOP participants in violation of the Employee Retirement Income Security Act of 1974, as amended. The complaint alleges that the ESOP incurred damages “that approach or exceed $12 million.” The Company automatically assumed any liability of VCB in connection with this litigation as a result of the Company’s acquisition of VCB. The outcome of this litigation is uncertain, and the plaintiff and other individuals may file additional lawsuits related to the ESOP. The defense, settlement, or adverse outcome of any such lawsuit or claim could have a material adverse financial impact on the Company.

Note 26. Subsequent Events

In response to the public health crisis arising from the COVID-19 pandemic, the Company is continuing to closely monitor the impact the outbreak is having on its customers. The Company’s business is dependent upon the willingness and ability of its customers to conduct banking and other financial transactions. Since the beginning of January 2020, the COVID-19 outbreak has caused significant disruption in the financial markets both globally and in the United States. The resulting impacts on consumers, including the sudden increase in the unemployment rate, is expected to cause changes in consumer and business spending, borrowing needs and saving habits, which will likely affect the demand for loans and other products and services the Company offers, as well as the creditworthiness of potential and current borrowers. Borrower loan defaults that adversely affect the Company’s earnings correlate with deteriorating economic conditions, which, in turn, may impact borrowers’ creditworthiness and the Bank’s ability to make loans.

The use of quarantines and social distancing methods to curtail the spread of COVID-19 – whether mandated by governmental authorities or recommended as a public health practice – may adversely affect the Company’s operations as key personnel, employees and customers avoid physical interaction. In response to the COVID-19 pandemic, the Bank has been directing branch customers to use drive-thru windows and online banking services, and many employees are telecommuting. It is not yet known what impact these operational changes may have on the Company’s financial performance. The continued spread of COVID-19 (or an outbreak of a similar highly contagious disease) could also negatively impact the business and operations of third-party service providers who perform critical services for the Company’s business.

As a result, if COVID-19 continues to spread or the response to contain the COVID-19 pandemic is unsuccessful, the Company could experience a material adverse effect on its business, financial condition, and results of operations.

Blue Ridge Bankshares, Inc.

Consolidated Balance Sheets

June 30, 2020 and December 31, 2019

(dollars in thousands, except share and per share data)

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Assets
Cash and due from banks	$241,136	$60,026
Federal funds sold	452	480
Securities available for sale, at fair value	104,481	108,571
Securities held to maturity, at cost	—	12,192
Restricted equity securities, at cost	9,522	8,134
Loans held for sale	127,796	55,646
Loans, net of unearned income	1,021,465	646,834
Less allowance for loan losses	(8,206)	(4,572)

Loans, net	1,013,259	642,262
Premises and equipment, net	15,411	13,651
Cash surrender value of life insurance	14,919	14,734
Goodwill	19,892	19,915
Other intangible assets	3,372	3,718
Other assets	35,558	21,482

Total assets	$1,585,798	$960,811

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$285,232	$177,819
Interest-bearing	680,625	544,211

Total deposits	965,857	722,030

Other borrowings	478,411	124,800
Subordinated debentures, net of issuance costs	24,472	9,800
Other liabilities	21,898	11,844

Total liabilities	1,490,638	868,474

Stockholders’ Equity:
Common stock, no par value; 25,000,000 and 10,000,000 shares authorized at June 30, 2020 and December 31, 2019, respectively; 5,653,621 and 5,658,585 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	66,353	66,204
Additional paid-in capital	252	252
Retained earnings	31,675	25,428
Accumulated other comprehensive income (loss)	(3,349)	229

	94,931	92,113
Noncontrolling interest	229	224

Total stockholders’ equity	95,160	92,337

Total liabilities and stockholders’ equity	$1,585,798	$960,811

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income

For the Three and Six Months Ended June 30, 2020 and 2019

(dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest income:
Interest and fees on loans	$12,443	$6,599	$21,987	$12,713
Interest on taxable securities	683	977	1,513	1,468
Interest on nontaxable securities	40	62	89	127
Interest on federal funds sold	1	3	1	4

Total interest income	13,167	7,641	23,590	14,312
Interest expense:
Interest on deposits	1,650	1,542	3,375	2,728
Interest on subordinated debentures	266	177	443	354
Interest on other borrowings	606	719	1,104	1,179

Total interest expense	2,522	2,438	4,922	4,261

Net interest income	10,645	5,203	18,668	10,051
Provision for loan losses	3,500	600	4,075	895

Net interest income after provision for loan losses	7,145	4,603	14,593	9,156
Non-interest income:
Service charges on deposit accounts	183	153	454	288
Mortgage brokerage income	4,210	738	5,030	1,863
Gain on sale of mortgages	9,498	3,194	12,539	5,161
Mortgage servicing income	1,596	—	1,596	—
Income from investment in life insurance contracts	92	760	185	815
Other income	946	538	1,718	1,155

Total other income	16,525	5,383	21,522	9,282
Non-interest expenses:
Salaries and employee benefits	10,920	4,824	18,261	9,070
Occupancy and equipment	875	639	1,732	1,241
Data processing fees	658	306	1,125	656
Legal, issuer, and regulatory filing fees	339	589	537	635
Advertising fees	129	220	353	415
Communications	187	101	322	212
Debit card	171	78	328	160
Audit and accounting fees	149	52	192	88
FDIC insurance	230	95	381	170
Other contractual services	179	105	354	180
Other taxes and assessments	245	258	469	319
Other operating	1,726	896	3,090	1,865

Total other expenses	15,808	8,163	27,144	15,011

Income before income tax	7,862	1,823	8,971	3,427
Income tax expense	1,644	288	1,912	610

Net income	$6,218	$1,535	$7,059	$2,817

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income (continued)

For the Three and Six Months Ended June 30, 2020 and 2019

(dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net (Income) loss attributable to noncontrolling interest	4	(5)	(5)	(18)

Net Income attributable to Blue Ridge Bankshares, Inc.	$6,222	$1,530	$7,054	$2,799

Net Income available to Common Stockholders	$6,222	$1,530	$7,054	$2,799

Basic earnings per common share	$1.10	$0.35	$1.25	$0.73

Diluted earnings per common share	$1.10	$0.35	$1.25	$0.73

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2020 and 2019

(dollars in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income	$6,218	$1,535	$7,059	$2,817
Other comprehensive income:
Gross unrealized gains (losses) on securities available for sale arising during the period	(59)	666	(671)	854
Income tax (expense) benefit	12	(140)	141	(148)

	(47)	526	(530)	706
Unrealized losses on interest rate swaps	(694)	—	(3,858)	—
Income tax benefit	146	—	810	—

	(548)	—	(3,048)	—
Other comprehensive income (loss), net of tax	(595)	526	(3,578)	706

Comprehensive income	$5,623	$2,061	$3,481	$3,523

Comprehensive (income) loss attributable to noncontrolling interest	$4	$(5)	$(5)	$(18)

Comprehensive income attributable to Blue Ridge Bankshares, Inc.	$5,627	$2,056	$3,476	$3,505

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Three and Six Months Ended June 30, 2020 and June 30, 2019

(dollars in thousands, except share and per share data)

(Unaudited)

Three Months Ended June 30, 2020 and 2019

	Common Stock & Related Surplus	Contributed Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
Balance, March 31, 2019	$38,659	$252	$23,973	$(438)	$221	$62,667
Net income	—	—	1,530	—	5	1,535
Other comprehensive income	—	—	—	526	—	526
Dividends on common stock ($0.1425 per share)	—	—	(617)	—	—	(617)
Issuance of restricted common stock, net of forfeitures	31	—	—	—	—	31
Noncontrolling interest capital distributions	—	—	—	—	(8)	(8)

Balance, June 30, 2019	$38,690	$252	$24,886	$88	$218	$64,134

Balance, March 31, 2020	$66,283	$252	$26,260	$(2,754)	$233	$90,274
Net income	—	—	6,222	—	(4)	6,218
Other comprehensive loss	—	—	—	(595)	—	(595)
Dividends on common stock ($0.1425 per share)	—	—	(807)	—	—	(807)
Issuance of restricted common stock, net of forfeitures	70	—	—	—	—	70

Balance, June 30, 2020	$66,353	$252	$31,675	$(3,349)	$229	$95,160

Six Months Ended June 30, 2020 and 2019

	Common Stock & Related Surplus	Contributed Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
Balance, December 31, 2018	$16,453	$252	$23,321	$(618)	$213	$39,621
Net income	—	—	2,799	—	18	2,817
Other comprehensive income	—	—	—	706	—	706
Dividends on common stock ($0.2850 per share)	—	—	(1,234)	—	—	(1,234)
Noncontrolling interest capital distributions	—	—	—	—	(13)	(13)
Issuance of restricted common stock, net of forfeitures	92	—	—	—	—	92
Issuance of common stock (1,536,731 shares), net of capital raise expenses	22,145	—	—	—	—	22,145

Balance, June 30, 2019	$38,690	$252	$24,886	$88	$218	$64,134

Blue Ridge Bankshares, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (continued)

For the Three and Six Months Ended June 30, 2020 and June 30, 2019

(dollars in thousands, except share and per share data)

(Unaudited)

	Common Stock & Related Surplus	Contributed Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
Balance, December 31, 2019	$66,204	$252	$25,428	$229	$224	$92,337
Net income	—	—	7,054	—	5	7,059
Other comprehensive loss	—	—	—	(3,578)	—	(3,578)
Dividends on common stock ($0.1425 per share)	—	—	(807)	—	—	(807)
Issuance of restricted common stock, net of forfeitures	149	—	—	—	—	149

Balance, June 30, 2020	$66,353	$252	$31,675	$(3,349)	$229	$95,160

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2020 and 2019

(dollars in thousands)

(Unaudited)

	2020	2019
Cash flows from operating activities:
Net income	$7,059	$2,817
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, amortization and accretion	443	250
Deferred income taxes	85	8
Provision for loan losses	4,075	895
Proceeds from sale of loans held for sale, originated	315,200	143,623
Gain on sale of loans held for sale, originated	(12,539)	(5,161)
Loans held for sale, originated	(392,926)	(159,240)
Loss on disposal of premises and equipment	4	2
Loss on sale of other real estate owned	—	33
Non-cash equity compensation, net	149	92
Investment amortization expense, net	559	161
Amortization of subordinated debt issuance costs	20	16
Amortization of other intangibles	347	233
Earnings on life insurance	(185)	(815)
Decrease in Goodwill	23	—
Increase in other assets	(16,863)	(11,254)
Increase in accrued expenses	10,057	8,608

Net cash used in operating activities	(84,492)	(19,732)

Cash flows used in investing activities:
Net (increase) decrease in federal funds sold	28	64
Purchase of securities available for sale	(8,434)	(95,743)
Proceeds from securities available for sale	22,276	4,523
Proceeds from securities held for investment	1,210	300
Purchase of insurance policies	—	(600)
Redemption of insurance policies	—	1,058
Net change in restricted equity securities	(1,389)	(3,138)
Net increase in loans held for investment	(375,073)	(37,783)
Net (increase) decrease in loans held for sale, participations	18,115	(11,964)
Purchase of premises and equipment	(2,212)	(285)
Proceeds from sale of premises and equipment	6	13
Capital calls of SBIC funds and other investments	(211)	(235)
Nonincome distributions from limited liability companies	2	106

Net cash used in investing activities	(345,682)	(143,684)

Cash flows from financing activities:
Net increase in deposits	243,826	83,956
Common stock dividends paid	(806)	(1,247)
Federal Home Loan Bank advances	311,900	171,100
Federal Home Loan Bank repayments	(312,700)	(106,000)
Federal Reserve PPPLF advances	354,412	—
Issuance of subordinated debt	15,000	—
Payment of subordinated debt issuance costs	(348)	—
Issuance of common stock	—	22,145

Net cash provided by financing activities	611,284	169,954

Blue Ridge Bankshares, Inc.

Consolidated Statements of Cash Flows (continued)

For the Six Months Ended June 30, 2020 and 2019

(dollars in thousands)

(Unaudited)

	2020	2019
Net increase in cash and due from banks	181,110	6,538
Cash and due from banks at beginning of period	60,026	15,026

Cash and due from banks at end of period	$241,136	$21,564

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$5,056	$3,796
Noncash item - transfer of held to maturity securities to available for sale	10,980	—

See accompanying notes to unaudited consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying unaudited consolidated financial statements of Blue Ridge Bankshares, Inc. (the “Company” or “Blue Ridge”) include the accounts of Blue Ridge Bank, N.A. (the “Bank”), PVB Properties, LLC, VCB Services, LLC, and MoneyWise Payroll Solutions, Inc. (net of noncontrolling interest) and were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the interim financial information. Accordingly, these financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Operating results for the quarter and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

The accompanying unaudited consolidated financial statements include the accounts of the Company, the Bank and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company operates under the supervision and regulation of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission, while the Bank operates under a national charter subject to the supervision and regulation of the Office of the Comptroller of the Currency (the “OCC”). The Bank provides commercial banking services to customers located primarily in the Piedmont, Southside, and Shenandoah Valley regions of the Commonwealth of Virginia and also operates under the name Carolina State Bank in Greensboro, North Carolina. Mortgage lending services are provided in these regions as well with additional mortgage offices located in Northern Virginia, Maryland, North Carolina, and South Carolina.

Basis of Presentation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, goodwill and intangibles, fair value, the valuation of deferred tax assets and liabilities, and valuation of foreclosed real estate. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for fair presentation of the results of operations in these financial statements, have been made.

Reclassification

Certain reclassifications have been made to prior period amounts to conform to current period presentation. None of these reclassifications are considered material and have no impact on net income.

Earnings Per Share

Accounting guidance specifies the computation, presentation and disclosure requirements for earnings per share (“EPS”) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market. Employee Stock

Ownership Plan (“ESOP”) shares are considered outstanding for this calculation. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued. The Company had no dilutive common shares outstanding at June 30, 2020 and 2019. The following table sets forth the computation of basic and diluted earnings per share for the three months and six months ended June 30, 2020 and 2019.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Net income	$6,218,000	$1,535,000	$7,059,000	$2,817,000
Net (income) loss attributable to noncontrolling interest	4,000	(5,000)	(5,000)	(18,000)

Net income available to common shareholders	$6,222,000	$1,530,000	$7,054,000	$2,799,000

Weighted average common shares	5,659,367	4,329,113	5,661,877	3,821,079
Effect of dilutive securities	—	—	—	—

Diluted average common shares	5,659,367	4,329,113	5,661,877	3,821,079

Earnings per common share	$1.10	$0.35	$1.25	$0.73

Diluted earnings per common share	$1.10	$0.35	$1.25	$0.73

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. As a “smaller reporting company” under Securities and Exchange Commission (“SEC”) rules, the Company will be required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. The Company has identified a third-party vendor to assist in the measurement of expected credit losses under this standard. The Company is currently evaluating the implementation of ASU 2016-13 due to the change in implementation dates for smaller reporting companies.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (“SAB”) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB Accounting Standards Codification (ASC) 326, “Financial Instruments – Credit Losses.” It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology. The Company is currently assessing the impact.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, such as the Company, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that ASU 2019-12 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 31, 2020, and interim periods within those fiscal years. Early adoption is permitted The Company is currently assessing the impact that ASU 2020-01 will have on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. To facilitate an orderly transition from interbank offered rates (“IBORs”) and other benchmark rates to alternative reference rates (“ARRs”), the Company has established an enterprise-wide initiative led by senior management. The objective of this initiative is to identify, assess and monitor risks associated with the expected discontinuation or unavailability of benchmarks, including LIBOR, achieve operational readiness and engage impacted clients in connection with the transition to ARRs. The Company is assessing ASU 2020-04 and its impact on the Company’s transition away from LIBOR for its loan and other financial instruments.

On March 12, 2020, the SEC finalized amendments to the definitions of its “accelerated filer” and “large accelerated filer” definitions. The amendments increase the threshold criteria for meeting these filer classifications and are effective on April 27, 2020. Any changes in filer status are to be applied beginning with the filer’s first annual report filed with the SEC subsequent to the effective date. The rule change expands the definition of “smaller reporting companies” to include entities with public float of less than $700 million and less than $100 million in annual revenues. The Company meets this expanded category of small reporting company. If the Company’s annual revenues exceed $100 million, its category will change to “accelerated filer”. The classifications of “accelerated filer” and “large accelerated filer” require a public company to obtain an auditor attestation concerning the effectiveness of internal control over financial reporting (“ICFR”) and include the opinion on ICFR in its annual report on Form 10-K. Smaller reporting companies also have additional time to file quarterly and annual financial statements. All public companies are required to obtain and file annual financial statement audits, as well as provide management’s assertion on effectiveness of ICFR, but the external auditor attestation of ICFR is not required for smaller reporting companies.

In March 2020, various regulatory agencies, including the Federal Reserve and the OCC, (the agencies), issued an interagency statement on loan modifications and reporting for financial institutions working with customers affected by COVID-19. The interagency statement was effective immediately and impacted accounting for loan modifications. Under ASC 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The agencies confirmed with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not to be considered TDRs. This includes short-term (e.g., six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. Depending on the demonstrated need of the client, the Company is deferring either the full loan payment or the principal component of the loan payment generally for 90 days. As of August 7, 2020, the Company has executed 545 of these deferrals on outstanding loan balances of $104.8 million. This interagency guidance is expected to have a material impact on the Company’s financial statements; however, this impact cannot be quantified at this time.

Note 2 – Acquisition

On December 15, 2019, the Company completed the acquisition of Virginia Community Bankshares, Inc. (“VCB”), the holding company for Virginia Community Bank, pursuant to the terms of the Agreement and Plan of Reorganization, dated May 13, 2019, between the Company and VCB. Under the agreement, VCB’s shareholders had the right to receive, at the holder’s election, either $58.00 per share in cash or 3.05 shares of the Company’s common stock, subject to the allocation and proration procedures set forth in the agreement, plus cash in lieu of fractional shares.

A summary of the assets received and liabilities assumed and related adjustments are as follows:

	As Recorded by Virginia Community Bankshares, Inc.	Adjustments		As Recorded by Blue Ridge Bankshares, Inc.
Assets
Cash and due from banks	$9,678,700	$—		$9,678,700
Investment securities available-for-sale	43,419,481	(470,191)	(1)	42,949,290
Restricted equity securities	302,700	—		302,700
Held-for-investment loans	173,871,523	(900,020)	(2)	172,971,503
Furniture, fixtures, and equipment	6,435,695	3,296,872	(3)	9,732,567
Other real estate owned	87,427	(87,427)	(4)	—
Accrued interest receivable	864,154	—		864,154
Core deposit intangible	—	1,690,000	(5)	1,690,000
Other assets	8,069,497	549,976	(6)	8,619,473

Total assets acquired	$242,729,177	$4,079,210		$246,808,387

Liabilities
Deposits	$217,953,153	$118,621	(7)	$218,071,774
Other liabilities	1,296,520	—		1,296,520

Total liabilities assumed	$219,249,673	$118,621		$219,368,294

Net assets acquired				27,440,093
Total consideration paid				44,048,371

Goodwill				$16,608,278

(1)	Adjustment to reflect estimated fair value of security portfolio
(2)	Adjustment to reflect estimated fair value and credit mark on loans of $(2,318,569), and elimination of VCB’s allowance for loan and lease losses

(3)	Adjustment to reflect estimated fair value of furniture, fixtures, and equipment
(4)	Adjustment to reflect estimated fair value of Other Real Estate Owned (“OREO”)
(5)	Adjustment to reflect recording of core deposit intangible
(6)	Adjustment to reflect estimated fair value of other assets and the recording of deferred taxes related to acquisition
(7)	Adjustment to reflect estimated fair value of deposits

A summary of the consideration paid is as follows:

Common stock issued (1,312,919 shares)	$27,401,831
Cash payments to common shareholders	16,646,540

Total consideration paid	$44,048,371

Note 3 – Investment Securities

Investment securities available for sale are carried in the consolidated balance sheets at their fair value and investment securities held to maturity are carried in the consolidated balance sheets at their amortized cost. The amortized cost and fair values of investment securities at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
State and municipal	$12,150	$115	$—	$12,265
Mortgage backed securities	80,713	1,254	1,366	80,601
Corporate bonds	11,754	79	218	11,615

	$104,617	$1,448	$1,584	$104,481

	December 31, 2019
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
U.S. Treasury and agencies	$2,500	$—	$51	$2,449
Mortgage backed securities	94,983	654	152	95,485
Corporate bonds	10,554	87	4	10,637

	$108,037	$741	$207	$108,571

Held to maturity
State and municipal	$12,192	$464	$2	$12,654

Total Investment Securities	$120,229	$1,205	$209	$121,225

The amortized cost and fair value of securities at June 30, 2020, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2020
	Securities Available for Sale
(In thousands)	Amortized Cost	Fair Value
Due in one year or less	$595	$596
Due after one year through five years	4,629	4,551
Due after five years through ten years	24,492	23,448
Due after ten years	74,901	75,886

Total	$104,617	$104,481

A summary of unrealized losses (in thousands) and the length of time in a continuous loss position, by security type at June 30, 2020 and December 31, 2019 is as follows:

June 30, 2020	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage backed	$27,815	$(1,349)	$936	$(17)	$28,751	$(1,366)
Corporate bonds	5,284	(216)	398	(2)	5,682	(218)

Total	$33,099	$(1,565)	$1,334	$(19)	$34,433	$(1,584)

December 31, 2019	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and Municipal	$333	$(2)	$—	$—	$333	$(2)
U.S. Treasury and Agency	—	—	1,949	(51)	1,949	(51)
Mortgage backed	27,901	(82)	5,348	(70)	33,249	(152)
Corporate bonds	—	—	896	(4)	896	(4)

Total	$28,234	$(84)	$8,193	$(125)	$36,427	$(209)

Other investments (in thousands) at June 30, 2020 consist of stock in the Federal Home Loan Bank of Atlanta (the “FHLB”) (carrying basis $6,134), Federal Reserve Bank of Richmond (“FRB”) stock (carrying basis $2,145), and various other investments (carrying basis $1,243). These investments are classified as restricted equity securities on the consolidated balance sheet.

The Company had pledged securities (in thousands) of $58,971 and $68,255 at June 30, 2020 and December 31, 2019, respectively to the FHLB and the Treasury Board of Virginia at the Community Bankers’ Bank to secure public deposits.

Note 4 – Loans

Loans held for investment outstanding at June 30, 2020 and December 31, 2019 are summarized as follows:

	June 30, 2020	December 31, 2019
(in thousands)
Commercial and industrial	$437,160	$77,728
Real estate – construction, commercial	45,777	38,039
Real estate – construction, residential	23,406	26,778
Real estate – mortgage, commercial	263,793	251,824
Real estate – mortgage, residential	212,002	208,494
Real estate – mortgage, farmland	4,803	5,507
Consumer installment loans	44,897	39,202

Gross loans	1,031,838	647,572
Less: Unearned income	(10,373)	(738)

Total	$1,021,465	$646,834

The Company has pledged loans held for investment (in thousands) as collateral for borrowings with the FHLB totaling $166,932 and $146,075 as of June 30, 2020 and December 31, 2019, respectively.

In December 2019, as a result of the Company’s acquisition of VCB, the acquired loan portfolio was initially measured at fair value and subsequently accounted for under either ASC Topic 310-30 or ASC 310-20. The outstanding principal balance and related carrying amount of these acquired loans included in the consolidated statement of condition as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
(in thousands)
Purchased credit impaired acquired VCB loans evaluated individually for future credit losses
Outstanding principal balance	$1,352	$1,504
Carrying amount	1,183	1,315
Other acquired VCB loans
Outstanding principal balance	121,958	172,279
Carrying amount	120,621	170,151
Total acquired VCB loans
Outstanding principal balance	123,310	173,783
Carrying amount	121,804	171,466

The following table presents changes for the six months and year ended June 30, 2020 and December 31, 2019, respectively, in the accretable yield on the VCB purchased credit impaired loans for which the Company applies ASC 310-30:

	June 30, 2020	December 31, 2019
(in thousands)
Balance beginning of period	$188	$—
Accretable yield at acquisition date	—	190
Additions	(22)	—
Accretion	(36)	(3)
Other changes, net	39	1

Balance end of period	169	188

The following table presents the aging of the recorded investment of past due loans as of June 30, 2020 and December 31, 2019:

	June 30, 2020
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due & Accruing	Nonaccrual	Total Past Due & Nonaccrual	Current Loans	Total Loans
Commercial and industrial	$449	$52	$58	$414	$973	$436,187	$437,160
Real estate – construction, commercial	—	—	—	908	908	44,869	45,777
Real estate – construction, residential	—	—	—	—	—	23,406	23,406
Real estate – mortgage, commercial	211	965	387	1,375	2,938	260,855	263,793
Real estate – mortgage, residential	931	41	1,858	477	3,307	208,695	212,002
Real estate – mortgage, farmland	—	—	—	—	—	4,803	4,803
Consumer installment loans	556	53	17	678	1,304	43,593	44,897
Less: Unearned income	—	—	—	—	—	(10,373)	(10,373)

	$2,147	$1,111	$2,320	$3,852	$9,430	$1,012,035	$1,021,465

	December 31, 2019
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due & Accruing	Nonaccrual	Total Past Due & Nonaccrual	Current Loans	Total Loans
Commercial and industrial	$1,652	$—	$—	$441	$2,093	$75,635	$77,728
Real estate – construction, commercial	820	—	—	929	1,749	36,290	38,039
Real estate – construction, residential	241	—	—	—	241	26,537	26,778
Real estate – mortgage, commercial	3,194	—	—	1,931	5,125	246,699	251,824
Real estate – mortgage, residential	319	217	369	713	1,618	206,876	208,494
Real estate – mortgage, farmland	—	—	—	—	—	5,507	5,507
Consumer installment loans	894	408	—	776	2,078	37,124	39,202
Less: Unearned income	—	—	—	—	—	(738)	(738)

	$7,120	$625	$369	$4,790	$12,904	$633,930	$646,834

Note 5 – Allowance for Loans Losses

A summary of changes in the allowance for loans losses for the six months ended June 30, 2020 and year ended December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
(in thousands)
Allowance, beginning of period	$4,572	$3,580

Charge-Offs
Commercial and industrial	$—	$(43)
Real estate, mortgage	—	(4)
Consumer and other loans	(574)	(914)

Total charge-offs	(574)	(961)

Recoveries
Commercial and industrial	$1	$—
Real estate, mortgage	—	6
Consumer and other loans	132	205

Total recoveries	133	211

Net charge-offs	(441)	(750)

Provision for loan losses	4,075	1,742

Allowance, end of period	$8,206	$4,572

(in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
June 30, 2020
Commercial and industrial	$259	$436,901	$437,160
Real Estate – construction, commercial	—	45,777	45,777
Real Estate – construction, residential	—	23,406	23,406
Real Estate – mortgage, commercial	338	263,455	263,793
Real Estate – mortgage, residential	767	211,235	212,002
Real Estate – mortgage, farmland	—	4,803	4,803
Consumer installment loans	—	44,897	44,897

Gross loans	1,364	1,030,474	1,031,838
Less: Unearned income	—	(10,373)	(10,373)

Total	$1,364	$1,020,101	$1,021,465

(in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2019
Commercial and industrial	$280	$77,448	$77,728
Real Estate – construction, commercial	—	38,039	38,039
Real Estate – construction, residential	—	26,778	26,778
Real Estate – mortgage, commercial	733	251,091	251,824
Real Estate – mortgage residential	395	208,099	208,494
Real Estate – mortgage, farmland	—	5,507	5,507
Consumer installment loans	—	39,202	39,202

Gross loans	1,408	646,164	647,572
Less: Unearned income	—	(738)	(738)

Total	$1,408	$645,426	$646,834

The following table presents information related to impaired loans, by portfolio segment, at the dates presented.

	June 30, 2020
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Real estate – mortgage, residential	$767	$767	$—	$581	$—
With an allowance recorded:
Commercial and industrial	259	259	81	265	1
Real estate – mortgage, commercial	338	338	98	376	2

	$1,364	$1,364	$179	$1,222	$3

	December 31, 2019
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Real estate – mortgage, residential	$395	$395	$—	$527	$7
With an allowance recorded:
Commercial and industrial	280	280	143	286	2
Real estate – mortgage, commercial	733	733	98	734	5

	$1,408	$1,408	$241	$1,547	$14

Purchased loans from the 2016 River Bancorp, Inc. acquisition had remaining balances (in thousands) of $14,910 and 19,686 as of June 30, 2020 and December 31, 2019, respectively. Of these balances three loan relationships were considered specifically impaired purchased credit-impaired loans. One of these relationships was resolved during 2018 and the Company recovered $200 of the balance previously written-off. During the first quarter of 2019, another loan relationship was resolved and the Company recovered $200 of the balance previously written-off. At June 30, 2020, the remaining specifically impaired purchased-credit impaired (“PCI”) loans totaled $2,191 with a specific impairment of $190. The following table presents the recorded investment in the segments of the River Bancorp, Inc. purchased loans as of June 30, 2020 and December 31, 2019 (in thousands):

	June 30, 2020	December 31, 2019
Real Estate
Construction loans and all land development and other land loans	$908	$1,397
Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	2,631	2,709
Secured by first liens	5,896	6,971
Secured by junior liens	385	394
Secured by multifamily (five or more) residential properties	58	63
Loans secured by owner-occupied, nonfarm nonresidential properties	4,046	4,459
Loans secured by other nonfarm nonresidential properties	—	2,322
Commercial and Industrial	906	1,272
Other
Other revolving credit plans	19	26
Automobile loans	8	10
Other consumer loans	53	63

Total	$14,910	$19,686

The following table presents the Company’s loan portfolio by internal loan grade (in thousands) as of June 30, 2020 and December 31, 2019:

	June 30, 2020
	Grade 1 Prime	Grade 2 Desirable	Grade 3 Good	Grade 4 Acceptable	Grade 5 Pass/ Watch	Grade 6 Special Mention	Grade 7 Substandard	Total
Commercial and industrial	$351,175	$1,264	$35,962	$39,454	$7,636	$876	$793	$437,160
Real Estate – construction, commercial	—	2,027	25,410	17,295	101	—	944	45,777
Real Estate – construction, residential	—	—	6,730	13,043	3,633	—	—	23,406
Real Estate – mortgage, commercial	—	3,897	132,939	113,272	9,421	1,777	2,487	263,793
Real Estate – mortgage residential	—	3,394	103,560	99,957	3,073	246	1,772	212,002
Real Estate – mortgage, farmland	933	50	1,674	2,146	—	—	—	4,803
Consumer installment loans	285	43	17,746	25,970	157	4	692	44,897

Gross loans	352,393	10,675	324,021	311,137	24,021	2,903	6,688	1,031,838

Less: Unearned income								(10,373)

Total								$1,021,465

	December 31, 2019
	Grade 1 Prime	Grade 2 Desirable	Grade 3 Good	Grade 4 Acceptable	Grade 5 Pass/ Watch	Grade 6 Special Mention	Grade 7 Substandard	Total
Commercial and industrial	$1,509	$1,042	$35,180	$37,458	$568	$1,488	$483	$77,728
Real Estate – construction, commercial	—	1,454	24,667	10,850	102	—	966	38,039
Real Estate – construction, residential	—	139	9,355	14,331	2,953	—	—	26,778
Real Estate – mortgage, commercial	—	4,971	118,488	114,598	9,273	1,935	2,559	251,824
Real Estate – mortgage residential	—	4,611	100,665	98,116	3,470	130	1,502	208,494
Real Estate – mortgage, farmland	1,467	134	1,736	2,170	—	—	—	5,507
Consumer installment loans	293	72	17,872	20,067	116	—	782	39,202

Gross loans	3,269	12,423	307,963	297,590	16,482	3,553	6,292	647,572

Less: Unearned income								(738)

Total								$646,834

The Company also utilizes the grades 8 (Doubtful) and 9 (Loss). There were no loans classified in these categories at June 30, 2020 and December 31, 2019.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Risk Grade 1 – Prime Loans: This grade is reserved for only the strongest of loans. These loans are to individuals or corporations that are well known to the bank and are always secured with an almost guaranteed source of repayment such as a lien on a bank certificate of deposit or savings account. Character, credit history, and ability of individuals or company principals are excellent and unquestioned. Source of income and industry of borrower appears stable. High liquidity, minimum risk, good ratios and low handling cost.

Risk Grade 2 – Desirable Loans: This grade is reserved for new loans that are within guidelines and where the borrowers have documented significant overall financial strength. A liquid financial statement is generally a financial statement with substantial liquid assets, particularly relative to the debts. These loans have excellent sources of repayment, with no significant identifiable risk of collection, and conform in all respects to policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind).

Risk Grade 3 – Good Loans: This grade is reserved for loans which exhibit satisfactory credit risk. These loans have adequate sources of repayment, with little identifiable risk of collection. Generally, loans assigned this risk grade will demonstrate the following characteristics: (1) conformity in all respects with policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind), (2) documented historical cash flow that meets or exceeds required minimum Blue Ridge Bank guidelines, or that can be supplemented with verifiable cash flow from other sources, and (3) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Risk Grade 4 – Acceptable Loans: This grade is given to satisfactory loans containing more risk than Risk Grade 3 loans. These loans have adequate sources of repayment, with little identifiable risk of collection. Loans assigned this risk grade will demonstrate the following characteristics: (1) general conformity to Blue Ridge Bank’s underwriting requirements, with limited exceptions to policy, product or underwriting guidelines. All exceptions noted have documented mitigating factors that offset any additional risk associated with the exceptions noted, (2) documented historical cash flow that meets or exceeds required minimum guidelines, or that can be supplemented with verifiable cash flow from other sources, and (3) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Risk Grade 5 – Pass/Watch Loans: This grade is for satisfactory loans containing acceptable but elevated risk. These loans are characterized by borrowers who have a marginal cash flow, marginal profitability, or have experienced an unprofitable year and declining financial condition. The borrower has in the past satisfactorily handled debts with the bank, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the bank continues to be adequately secured, margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition. These loans require more diligent monitoring due to characteristics such as: (1) additional exceptions to Blue Ridge Bank’s policy requirements, product guidelines or underwriting standards that present a higher degree of risk, (2) unproved, insufficient or marginal primary sources of repayment that appear sufficient to service the debt at this time, and (3) marginal or unproven secondary sources to liquidate the debt, including combinations of liquidation of collateral and liquidation value to the net worth of the borrower or guarantor.

Risk Grade 6 – Special Mention: This grade is for loans classified as Special Mention. They have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Special mention credits typically exhibit underwriting guideline tolerances and/or exceptions with no mitigating factors, or emerging weaknesses that may or may not be cured as time passes.

Risk Grade 7 – Substandard: A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Loans consistently not meeting the repayment schedule should be downgraded to substandard. Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action. The weaknesses may include, but are not limited to: (1) high debt to worth ratios, (2) declining or negative earnings trends, (3) declining or inadequate liquidity, (4) improper loan structure, (5) questionable repayment sources, (6) lack of well-defined secondary repayment source, and (7) unfavorable competitive comparisons. Such loans are no longer considered to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. A possibility of loss of a portion of the loan balance cannot be ruled out. The repayment ability of the borrower is marginal or weak and the loan may have exhibited excessive overdue status or extensions and/or renewals.

Risk Grade 8 – Doubtful: Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Among these events are: (1) injection of capital, (2) alternative financing, (3) liquidation of assets or the pledging of additional collateral, and (4) the ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status, and no definite repayment schedule exists. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

Risk Grade 9 – Loss: Loans classified Loss are considered uncollectable and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be effected in the future. Probable Loss portions of Doubtful assets should be charged against the reserve for loan losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty (30) days or calendar quarter-end.

Note 6 – Goodwill and Intangibles

The balance in goodwill is the result of a branch acquisition in Charlottesville, Virginia in 2011, the acquisition of River Bancorp, Inc. in 2016, the acquisition of a mortgage line of business in 2018, the 35% acquisition of Hammond Insurance Agency, Inc in 2019, and the acquisition of Virginia Community Bankshares, Inc. in 2019. The purpose of these acquisitions was to expand the geographic service area by targeting attractive markets with potential to provide continued balance sheet growth and new opportunities for the Company. Management evaluates at least annually the recorded value of goodwill. Goodwill is not an amortizing intangible. In the event the asset suffers a decline in value based on criteria established in governing accounting standards, an impairment will be recorded.

	June 30, 2020	December 31, 2019
Goodwill
Charlottesville Branch Acquisition	$366	$366
River Bancorp, Inc. Acquisition	1,728	1,728
Mortgage Business Acquisition	600	600
Hammond Insurance Agency Acquisition	613	613
Virginia Community Bankshares, Inc. Acquisition	16,585	16,608

	$19,892	$19,915

Information concerning amortizable intangibles included in other assets on the balance sheet is as follows:

	June 30, 2020	December 31, 2019
Amortizable Intangibles
Customer-Based Intangible - MoneyWise Payroll	$443	$541
Customer-Based Intangible - Hammond Insurance Agency	358	375
Customer-Based Intangible - LenderSelect Mortgage Group	679	720
Core Deposit Intangible - River Community Bank	133	211
Core Deposit Intangible - Virginia Community Bank	1,552	1,690
Other	207	181

	$3,372	$3,718

Beginning the second quarter of 2020, the Company began recording mortgage servicing rights. At June 30, 2020, the Company was servicing approximately $213.5 million of loans originated by the mortgage division and sold to the secondary market. The initial recording of the mortgage servicing rights was at fair value and occurred in June 2020 and resulted in both an asset and mortgage loan servicing income of $1.6 million. Subsequently, the mortgage servicing asset will be measured using the amortization method and evaluated for impairment each quarter end.

Note 7 – Derivative Financial Instruments and Hedging Activities

During the first quarter of 2019, the Company entered into an interest rate swap agreement (‘‘swap agreement’’) to facilitate the risk management strategies needed in order to accommodate the needs of its banking customers. The Company mitigates the risk of entering into these loan agreements by entering into equal and offsetting swap agreements with a highly rated third-party financial institution. This back-to-back swap agreement is a free-standing derivative and is recorded at fair value in the Company’s consolidated balance sheets (asset positions are included in other assets and liability positions are included in other liabilities) as of June 30, 2020.

	June 30, 2020
	Notional Amount	Fair Value
(in thousands)
Interest Rate Swap Agreements
Receive Fixed/Pay Variable Swaps	$2,123	$399
Pay Fixed/Receive Variable Swaps	2,123	(399)

The Company has entered into various cash flow hedges as defined by ASC 815-20 during 2019 and 2020. The objective of this interest rate swap was to hedge the risk of variability in its cash flows attributable to changes in the 3-month LIBOR benchmark rate component of forecasted 3-month fixed rate funding advances from the FHLB. The hedging objective was to reduce the interest rate risk associated with the Company’s fixed rate advances from the designation date and going through the maturity date. The identified hedge layers are summarized as follows, (in thousands):

3-Month LIBOR	Cash & Securities	Period Hedged
Hedged Notional	Exposure Hedged	From	To
$15,000	$15,000	July 1, 2019	July 1, 2022
25,000	25,000	August 2, 2019	February 2, 2023
10,000	10,000	August 29, 2019	August 29, 2023

Each hedge layer identified in the table above has a variable receive leg of 3-month LIBOR and a fixed pay leg of 1.80%. At the time the hedges identified in the table above expire, new hedges will begin summarized as follows (in thousands):

3-Month LIBOR	Cash & Securities	Period Hedged
Hedged Notional	Exposure Hedged	From	To
$15,000	$15,000	July 1, 2022	July 1, 2032
25,000	25,000	February 2, 2023	February 2, 2033
10,000	10,000	August 29, 2023	August 29, 2033

Each hedge layer identified in the table above has a variable receive leg of 3-month LIBOR and a fixed pay leg ranging from 0.92% to 0.95%. Beginning in 2020, the Company entered into three additional hedges summarized as follows (in thousands):

3-Month LIBOR	Cash & Securities	Period Hedged
Hedged Notional	Exposure Hedged	From	To
$20,000	$20,000	March 13, 2020	March 13, 2030
35,000	35,000	May 6, 2020	May 6, 2027
10,000	10,000	May 29, 2020	May 29, 2027

Each hedge layer identified in the table above has a variable receive leg of 3-month LIBOR and a fixed pay leg ranging from 0.83% to 0.86%.

The Company had cash collateral with the counterparty of these hedges of $5.0 million as of June 30, 2020.

The Bank also participates in a “mandatory” delivery program for its government guaranteed and conventional mortgage loans held for sale. Under the mandatory delivery system, loans with interest rate locks are paired with the sale of a to be announced mortgage-backed security bearing similar attributes. Under the mandatory delivery program, the Bank commits to deliver loans to an investor at an agreed upon price prior to the close of such loans. This differs from a “best efforts” delivery, which sets the sale price with the investor on a loan-by-loan basis when each loan is locked.

Note 8 – Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan that covers eligible employees. Employees may make voluntary contributions subject to certain limits based on federal tax laws. The Bank matches 100% of an employee’s contribution up to 5% of his or her salary following one year of continuous service and the benefits vest immediately. The Company’s Board of Directors may make additional contributions at its discretion. Employees become eligible to participate in the discretionary contributions after one year of continuous service and the benefits vest over a five-year period. For the three months ended June 30, 2020 and 2019, total expenses attributable to this plan were $163,919 and $139,181, respectively. For the six months ended June 30, 2020 and 2019, total expenses attributable to this plan were $329,649 and $272,348, respectively.

In 2013, the Company established an ESOP that covers eligible employees. Benefits in the ESOP vest over a five-year period. Contributions to the plan are made at the discretion of the Board of Directors and may include both the matching component to employees’ elective deferrals into the 401(k) plan and discretionary profit contributions. The ESOP held 104,058 and 79,800 total shares of Company’s common stock at June 30, 2020 and December 31, 2019, respectively. All shares issued to and held by the ESOP are considered outstanding in the computation of earnings per share. The plan or the Company is required to purchase shares from separated employees at a price determined by an established securities market, otherwise a third-party valuation is required.

Note 9 – Stock-Based Compensation

The Company has granted restricted stock awards to employees under the Blue Ridge Bankshares, Inc. Equity Incentive Plan. The restricted stock awards are considered fixed awards as the number of shares and fair value is known at the date of grant and the fair value at the grant date is amortized over the vesting period. Non-cash compensation expense recognized in the Consolidated Statements of Income related to restricted stock awards, net of forfeitures, was $70 thousand and $31 thousand for the three months ended June 30, 2020 and 2019, respectively, and $149 and $92 for the six months ended June 30, 2020 and 2019, respectively. The fair value of restricted stock awards outstanding at June 30, 2020 and December 31, 2019 was $1.1 million and $1.3 million, respectively.

Note 10 – Fair Value

The fair value of a financial instrument is the current amount that would be exchanged between willing parties in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The Company records fair value adjustments to certain assets and liabilities and determines fair value disclosures utilizing a definition of fair value of assets and liabilities that states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Additional considerations are involved to determine the fair value of financial assets in markets that are not active.

The Company uses a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include

U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The carrying value of restricted FRB and FHLB stock approximates fair value based upon the redemption provisions of each entity and is therefore excluded from the following table.

The following tables present the balances of financial assets measured at fair value on a recurring basis:

	June 30, 2020
(in thousands)	Total	Level 1	Level 2	Level 3
Available for sale securities
State and municipal	$12,265	$—	$12,265	$—
Mortgage backed securities	80,601	—	80,601	—
Corporate bonds	11,615	—	11,615	—

Total securities available for sale	$104,481	$—	$104,481	$—

	December 31, 2019
(in thousands)	Total	Level 1	Level 2	Level 3
Available for sale securities
U.S. Treasury and agencies	$2,449	$—	$2,449	$—
Mortgage backed securities	95,485	—	95,485	—
Corporate bonds	10,637	—	10,637	—

Total securities available for sale	$108,571	$—	$108,571	$—

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with U.S. GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements.

Loans Held for Sale

Mortgage loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. The agreed upon sales price is considered fair value as all of these loans are under agreements to sell to investors at the time of origination. This amount is generally the loan’s principal amount. Changes in fair value are recognized in the Gain on Sale of Mortgages on the Consolidated Statements of Income.

Other Real Estate Owned

Certain assets such as OREO are measured at fair value less cost to sell. Valuation of OREO is determined using current appraisals from independent parties, a level 2 input. If current appraisals cannot be obtained prior to reporting dates, or if declines in value are identified after a recent appraisal is received, appraisal values are discounted, resulting in Level 3 estimates. If the Company markets the property with a realtor, estimated selling costs reduce the fair value, resulting in a valuation based on Level 3 inputs.

The Company markets OREO both independently and with local realtors. Properties marketed by realtors are discounted by selling costs. Properties that the Company markets independently are not discounted by selling costs.

The Company had no OREO at June 30, 2020 and December 31, 2019.

Note 11 – Disclosures About Fair Value of Financial Instruments

The estimated fair values, and related carrying amounts, of the Company’s financial instruments at the dates presented are as follows:

		Fair Value Measurements at June 30, 2020
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
(in thousands)
Financial Assets
Cash and short-term investments	$241,136	$241,136	$—	$—	$241,136
Federal funds sold	452	452	—	—	452
Investment securities	114,003	—	114,003	—	114,003
Loans held for sale	127,796	—	127,796	—	127,796
Net loans held for investment	1,013,259	—	—	1,013,388	1,013,388
Accrued interest receivable	4,119	—	4,119	—	4,119
Bank-owned life insurance	14,919	—	14,919	—	14,919
Financial Liabilities
Deposits	965,857	—	690,229	283,368	973,597
Other borrowed funds	478,411	—	476,750	—	476,750
Subordinated debt, net	24,472	—	—	24,472	24,472
Accrued interest payable	678	—	678	—	678

		Fair Value Measurements at December 31, 2019
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
(in thousands)
Financial Assets
Cash and short-term investments	$60,026	$60,026	$—	$—	$60,026
Federal funds sold	480	480	—	—	480
Investment securities	128,897	—	129,359	—	129,359
Loans held for sale	55,646	—	55,646	—	55,646
Net loans held for investment	642,262	—	—	643,878	643,878
Accrued interest receivable	2,590	—	2,590	—	2,590
Bank-owned life insurance	14,734	—	14,734	—	14,734
Financial Liabilities
Deposits	722,030	—	542,805	168,736	711,541
Other borrowed funds	124,800	—	124,971	—	124,971
Subordinated debt, net	9,800	—	—	9,784	9,784
Accrued interest payable	706	—	706	—	706

Note 12 – Business Segments

The Company utilizes its subsidiaries and divisions to provide multiple business segments including retail banking, mortgage banking, and payroll processing services. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Mortgage banking operating revenues consist principally of gains on sales of loans in the secondary market, loan origination fee income and interest earned on mortgage loans held for sale. Revenues from payroll services consist of fees charged to customers for payroll services.

The following tables present revenues and expenses by segment for the three and six months ended June 30, 2020 and June 30, 2019.

	Three Months Ended June 30, 2020
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$12,433	$733	$—	$1	$—	$13,167
Service charges on deposit accounts	183	—	—	—	—	183
Mortgage banking income, net	—	15,304	—	—	—	15,304
Payroll processing revenue	—	—	212	—	—	212
Other operating income	832	—	—	—	(6)	826

Total income	13,448	16,037	212	1	(6)	29,692

Expenses:
Interest expense	2,187	69	—	266	—	2,522
Provision for loan losses	3,500	—	—	—	—	3,500
Salary and benefits	2,955	7,858	107	—	—	10,920
Other operating expenses	3,088	1,676	130	—	(6)	4,888

Total expense	11,730	9,603	237	266	(6)	21,830

Income (loss) before income taxes	1,718	6,434	(25)	(265)	—	7,862

Income tax expense (benefit)	516	1,352	(6)	(218)	—	1,644

Net income (loss)	$1,202	$5,082	$(19)	$(47)	$—	$6,218

Net (income) loss attributable to noncontrolling interest	$—	$—	$4	$—	$—	$4

Net income (loss) attributable to Blue Ridge Bankshares	$1,202	$5,082	$(15)	$(47)	$—	$6,222

	Six Months Ended June 30, 2020
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$22,490	$1,095	$—	$5	$—	$23,590
Service charges on deposit accounts	454	—	—	—	—	454
Mortgage banking income, net	—	19,165	—	—	—	19,165
Payroll processing revenue	—	—	515	—	—	515
Other operating income	1,400	—	—	—	(12)	1,388

Total income	24,344	20,260	515	5	(12)	45,112

Expenses:
Interest expense	4,308	171	—	443	—	4,922
Provision for loan losses	4,075	—	—	—	—	4,075
Salary and benefits	6,275	11,766	220	—	—	18,261
Other operating expenses	5,399	2,781	260	455	(12)	8,883

Total expense	20,057	14,718	480	898	(12)	36,141

Income (loss) before income taxes	4,287	5,542	35	(893)	—	8,971

Income tax expense (benefit)	916	1,164	7	(175)	—	1,912

Net income (loss)	$3,371	$4,378	$28	$(718)	$—	$7,059

Net (income) loss attributable to noncontrolling interest	$—	$—	$(5)	$—	$—	$(5)

Net income (loss) attributable to Blue Ridge Bankshares, Inc.	$3,371	$4,378	$23	$(718)	$—	$7,054

	Three Months Ended June 30, 2019
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$7,333	$307	$—	$1	$—	$7,641
Service charges on deposit accounts	153	—	—	—	—	153
Mortgage banking income, net	—	3,932	—	—	—	3,932
Payroll processing revenue	—	—	231	—	—	231
Other operating income	1,049	—	—	24	(6)	1,067

Total income	8,535	4,239	231	25	(6)	13,024

Expenses:
Interest expense	2,081	180	—	177	—	2,438
Provision for loan losses	600	—	—	—	—	600
Salary and benefits	2,024	2,710	90	—	—	4,824
Other operating expenses	1,575	1,090	115	565	(6)	3,339
Total expense	6,280	3,980	205	742	(6)	11,201

Income (loss) before income taxes	2,255	259	26	(717)	—	1,823

Income tax expense	306	54	5	(77)	—	288

Net income (loss)	$1,949	$205	$21	$(640)	$—	$1,535

Net (income) loss attributable to noncontrolling interest	$—	$—	$(5)	$—	$—	$(5)

Net income (loss) attributable to Blue Ridge Bankshares	$1,949	$205	$16	$(640)	$—	$1,530

	Six Months Ended June 30, 2019
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$13,825	$485	$—	$2	$—	$14,312
Service charges on deposit accounts	288	—	—	—	—	288
Mortgage banking income, net	—	7,024	—	—	—	7,024
Payroll processing revenue	—	—	511	—	—	511
Other operating income	1,446	—	—	25	(12)	1,459

Total income	15,559	7,509	511	27	(12)	23,594

Expenses:
Interest expense	3,632	275	—	354	—	4,261
Provision for loan losses	895	—	—	—	—	895
Salary and benefits	4,041	4,853	176	—	—	9,070
Other operating expenses	3,410	1,742	225	576	(12)	5,941

Total expense	11,978	6,870	401	930	(12)	20,167

Income (loss) before income taxes	3,581	639	110	(903)	—	3,427

Income tax expense (benefit)	588	113	23	(114)	—	610

Net income (loss)	$2,993	$526	$87	$(789)	$—	$2,817

Net (income) loss attributable to noncontrolling interest	$—	$—	$(18)	$—	$—	$(18)

Net income (loss) attributable to Blue Ridge Bankshares, Inc.	$2,993	$526	$69	$(789)	$—	$2,799

Note 13 – Other Borrowed Funds

Other borrowings on the consolidated balance sheet include $124.0 million at June 30, 2020 composed of advances from the FHLB. The Company utilizes the FHLB advance programs to fund loan growth and provide liquidity. FHLB borrowings decreased $800 thousand from $124.8 million at December 31, 2019.

(Dollars in thousands)	June 30, 2020	December 31, 2019
FHLB borrowings	$124,000	$124,800

Weighted average interest rate	0.34%	1.92%

Other borrowings on the consolidated balance sheet also includes $354.4 million of borrowed funds from the Federal Reserve Paycheck Protection Program Liquidity Facility. These funds were solely used to provide funding under the Paycheck Protection Program and bear an interest rate of 0.35%. The funds are expected to pay down as loans to the Bank’s borrowers are forgiven under the program.

Note 14 – Subordinated Debt

On November 20, 2015, the Company entered into a Subordinated Note Purchase Agreement (the “Purchase Agreement”) with 14 institutional accredited investors under which the Company issued an aggregate of $10,000,000 of subordinated notes (the “Notes”) to the institutional accredited investors. The 2015 Notes have a maturity date of December 1, 2025. The Notes bear interest, payable on the 1st of June and December of each year, commencing June 1, 2016, at a fixed rate of 6.75% per year for the first five years, and thereafter will bear a floating interest rate of LIBOR plus 512.8 basis points. The 2015 Notes are not convertible into common stock or preferred stock and are not callable by the holders. The Company has the right to redeem the 2015 Notes, in whole or in part, without premium or penalty, at any interest payment date on or after December 1, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The 2015 Notes are unsecured, subordinated obligations of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The 2015 Notes qualify as Tier 2 capital for regulatory reporting.

On May 28, 2020, the Company entered into a Subordinated Note Purchase Agreement under which the Company issued a subordinated note with a principal amount of $15,000,000 (the “2020 Note”). The 2020 Note has a maturity date of June 1, 2030. The 2020 Note bears interest, payable on the 1st of June and December of each year, commencing December 1, 2020, at a fixed rate of 6.00% per year for the first five years, and thereafter will bear a floating interest rate of SOFR plus 587 basis points. The 2020 Note is not convertible into common stock or preferred stock and is not callable by the holder. The Company has the right to redeem the 2020 Note, in whole or in part, without premium or penalty, at any interest payment date on or after June 1, 2025 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of the 2020 Note may declare the principal amount of the 2020 Note to be due and immediately payable. The 2020 Note is an unsecured, subordinated obligation of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The 2020 Note qualifies as Tier 2 capital for regulatory reporting.

As part of these transactions, the Company incurred issuance costs totaling $687,500. These costs are being amortized over the life of the Notes. The following table summarizes the balance of the Notes and related issuance costs at June 30, 2020 and December 31, 2019:

(in thousands)	June 30, 2020	December 31, 2019
Subordinated debt	$25,000	$10,000
Unamortized issuance costs	(528)	(200)

Subordinated debt, net	$24,472	$9,800

Note 15 – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

Interest income, loan fees, realized securities gains and losses, bank owned life insurance income, small business investment company income, and mortgage banking revenue are not in the scope of ASC Topic 606. All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income in the consolidated statements of income. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

A description of the Company’s significant sources of revenue accounted for under ASC 606 is as follows:

Service fees on deposit accounts are fees charged to deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which are earned based on specific transactions or customer activity within a customer’s deposit account, are recognized at the time the related transaction or activity occurs, as it is at this point when the customer’s request has been fulfilled. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the performance obligation was satisfied. Overdraft fees are recognized when the overdraft occurs. Service fees on deposit accounts are paid through a direct charge to the customer’s account.

Bank card revenue is comprised of interchange revenue and automated teller machine “ATM” fees. Interchange revenue is earned when bank debit and credit cardholders conduct transactions through VISA, MasterCard, and other payment networks. Interchange fees represent a percentage of the underlying cardholder’s transaction value and are generally recognized daily, concurrent with the transaction processing services provided to the cardholder. ATM fees are earned when a non-Bank cardholder uses a Bank ATM. ATM fees are recognized daily, as the related ATM transactions are settled.

Payroll processing income is comprised of fees charged to customers for payroll services through MoneyWise Payroll Solutions, Inc., of which Blue Ridge Bank, N.A. owns a controlling interest.

The following table (in thousands) illustrates our total non-interest income segregated by revenues within the scope of ASC Topic 606 and those which are within the scope of other ASC Topics:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Service fees on deposit accounts	$183	$153	$454	$288
Bank card revenue	310	156	599	292
Payroll processing income	212	231	515	511

Revenue from contracts with customers	705	540	1,568	1,091
Non-interest income within scope of other ASC topics	15,820	4,843	19,954	8,191

Total noninterest income	$16,525	$5,383	$21,522	$9,282

Note 16 – Leases

On January 1, 2019, the Company adopted ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The implementation of the new standard resulted in recognition of a right-of-use asset and lease liability of $7.0 million at the date of adoption, which is related to the Company’s lease of premises used in operations. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases:

(dollars in thousands)	June 30, 2020
Lease liabilities	$6,100
Right-of-use assets	$5,948
Weighted average remaining lease term	5.86 years
Weighted average discount rate	2.76%

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
Lease Cost (in thousands)	2020	2019	2020	2019
Operating lease cost	$458	$387	$889	$735
Total lease cost	$458	$387	$889	$735
Cash paid for amounts included in the measurement of lease liabilities	$445	$348	$859	$656

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

Lease payments due (in thousands)	As of June 30, 2020
Six months ending December 31, 2020	$675
Twelve months ending December 31, 2021	1,316
Twelve months ending December 31, 2022	1,114
Twelve months ending December 31, 2023	991
Twelve months ending December 31, 2024	654
Twelve months ending December 31, 2025	492
Thereafter	1,487

Total undiscounted cash flows	6,729
Discount	(629)

Lease liabilities	$6,100

Note 17 – Subsequent Events

On July 6, 2020, the Company declared a quarterly dividend of $0.1425 per share payable on July 31, 2020 to shareholders of record as of July 24, 2020.

On August 13, 2020, the Company announced the signing of a definitive merger agreement with Bay Banks of Virginia, Inc. (“Bay Banks”), pursuant to which the companies will combine in an all-stock merger with the Company as the surviving company. At or immediately following consummation of the merger, Virginia Commonwealth Bank, the wholly-owned commercial banking subsidiary of Bay Bank, will be merged with and into the [Bank], with the Bank as the surviving bank. Under the terms of the merger agreement, Bay Banks shareholders will receive 0.5000 shares of Company stock for each share of Bay Banks common stock they own. Bay Banks shareholders will own approximately 54% and the Blue Ridge shareholders will own approximately 46% of the combined company. The combined company and bank will operate under the Blue Ridge name and will trade under the ticker symbol “BRBS” on the NYSE American stock exchange. Additional information on the merger can be found in Blue Ridge’s 8-K filed on August 13, 2020.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

between

BLUE RIDGE BANKSHARES, INC.

and

BAY BANKS OF VIRGINIA, INC.

August 12, 2020

A-i

(continued)

A-ii

LIST OF EXHIBITS

EXHIBIT 1.1	Plan of Merger
EXHIBIT 1.3(a)	Form of Subsidiary Bank Agreement and Plan of Merger
EXHIBIT 1.4(a)	Form of Bylaw Amendments to Bylaws of the Continuing Corporation
EXHIBIT 1.4(b)	Form of Bylaw Amendments to Bylaws of the Continuing Bank
EXHIBIT 5.8(a)	Form of BAYK Affiliate Agreement
EXHIBIT 5.8(b)	Form of BRBS Affiliate Agreement
EXHIBIT 5.9	Form of Directors Noncompetition Agreement

A-iii

INDEX OF DEFINED TERMS

ACA	Section 3.3(o)(ii)
Acquisition Proposal	Section 5.5(c)
Agreement	Recitals
BAYK	Recitals
BAYK Benefit Plan(s)	Section 5.10(a)
BAYK Board Recommendation	Section 5.3(b)
BAYK Book-Entry Shares	Section 2.1(d)
BAYK Common Certificate	Section 2.1(d)
BAYK Common Stock	Section 2.1(b)
BAYK Continuing Employees	Section 5.10(a)
BAYK Directors	Section 1.4(a)
BAYK PTO Policy	Section 5.10(c)
BAYK Shareholder Approval	Section 3.3(c)(i)
BAYK Shareholders Meeting	Section 5.3(b)
BAYK Stock Award	Section 2.3(b)
BAYK Stock Option	Section 2.3(a)
BAYK Stock Plan	Section 2.3(a)
BAYK 401(k) Plan	Section 5.10(g)
BHCA	Section 3.3(a)
BRBS PTO Policy	Section 5.10(c)
BRBS	Recitals
BRBS Benefit Plan(s)	Section 5.10(a)
BRBS Board Recommendation	Section 5.3(a)
BRBS Common Stock	Section 2.1(a)
BRBS Director	Section 1.4(a)
BRBS Shareholder Approval	Section 3.3(c)(i)
BRBS Shareholders Meeting	Section 5.3(a)
BRBS Stock Plan	Section 3.3(d)(iii)
BRBS 401(k) Plan	Section 5.10(g)
Bank Reports	Section 3.3(g)
Benefit Plan(s)	Section 3.3(o)(i)
Blue Ridge Bank	Section 1.3(a)
Change in BAYK Recommendation	Section 5.5(e)
Change in BRBS Recommendation	Section 5.5(e)
Closing	Section 1.2(b)
Closing Date	Section 1.2(b)
Code	Recitals
Computer Systems	Section 3.3(cc)(i)
Confidentiality Agreements	Section 5.2(c)
Continuing Bank	Section 1.3(a)
Continuing Corporation	Section 1.1
Continuing Corporation Common Stock	Section 2.1(b)
CRA	Section 3.3(k)
Derivative Contract	Section 3.3(u)(iv)
Director Noncompetition Agreements	Section 5.9

A-iv

Disclosure Letter	Section 3.1(a)
Dissenting Shares	Section 2.8
ERISA	Section 3.3(o)(i)
ERISA Affiliate	Section 3.3(o)(i)
Effective Time	Section 1.2(a)
Environmental Claim	Section 3.3(r)(iv)(A)
Environmental Laws	Section 3.3(r)(iv)(B)
ESOP	Section 3.3(o)(xvii)
ESOP Statement	Section 5.10(i)
Exchange Act	Section 3.3(c)(iv)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(b)
FDIC	Section 3.3(b)
Financial Statements	Section 3.3(f)(ii)
GAAP	Section 3.3(f)(ii)
Governmental Authority	Section 3.3(k)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.3(t)
Joint Proxy Statement	Section 3.3(c)(iv)
Knowledge	Section 3.2(c)
Loan	Section 3.3(q)(x)
Loan Loss Allowance	Section 3.3(q)(iii)
Material Adverse Effect	Section 3.2(b)
Material Contract	Section 3.3(j)
Materials of Environmental Concern	Section 3.3(r)(iv)(C)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Notice of Recommendation Change	Section 5.5(f)
OREO	Section 3.3(q)(iv)
Organizational Documents	Section 3.3(a)
Plan of Merger	Section 1.1
Proceedings	Section 3.3(k)
PTO	Section 5.10(c)
Registration Statement	Section 3.3(c)(iv)
Regulatory Approvals	Section 5.6(a)
Regulatory Agencies	Section 3.3(g)
Replacement Option	Section 2.3(a)
Rights	Section 3.3(d)(iv)
SEC	Section 3.3(c)(iv)
SEC Reports	Section 3.3(c)(iv)
Securities Act	Section 3.3(c)(iv)
Subordinated Notes	Section 5.21
Subsidiary(ies)	Section 3.3(b)
Subsidiary Bank Merger	Section 1.3(a)
Subsidiary Merger Effective Time	Section 1.3(a)
Superior Proposal	Section 5.5(d)
Tax	Section 3.3(l)(i)

A-v

Tax Returns	Section 3.3(l)(i)
Taxes	Section 3.3(l)(i)
Technology Systems	Section 3.3(t)
Terminated Benefit Plan	Section 3.3(o)(xv)
Treasury Regulations	Recitals
Termination Fee	Section 7.4(a)
VSCA	Section 1.1

A-vi

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of August 12, 2020, between BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRBS”), and BAY BANKS OF VIRGINIA, INC., a Virginia corporation (“BAYK”).

WHEREAS, the Boards of Directors of BRBS and BAYK have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of BAYK with and into BRBS (the “Merger”);

WHEREAS, the Boards of Directors of BRBS and BAYK have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes and applicable state income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any comparable provision of state law), and the treasury regulations promulgated under the Code (and any future amendments to such regulations and any corresponding provisions of succeeding regulations) (the “Treasury Regulations”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER AND RELATED MATTERS

1.1 The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2(a)) and in accordance with the Virginia Stock Corporation Act (the “VSCA”), BAYK will be merged with and into BRBS pursuant to the Plan of Merger, substantially in the form attached hereto as Exhibit 1.1 and made a part hereof (the “Plan of Merger”). The separate corporate existence of BAYK thereupon shall cease, and BRBS will be the surviving corporation in the Merger (BRBS is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger will have the effect set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of BAYK, and all of the debts, liabilities, obligations, claims, restrictions and duties of BAYK shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

1.2 Effective Time; Closing.

(a) On the Closing Date (as defined herein), the parties shall execute and cause to be filed the Articles of Merger with the Virginia State Corporation Commission as provided in Section 13.1-720 of the VSCA. The Merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission or at such other date and time as mutually agreed to by the parties and set forth in the Articles of Merger (the “Effective Time”).

(b) Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time at the offices of Troutman Pepper Hamilton Sanders LLP, Richmond,

Virginia, on the fifth (5th) business day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article 6 (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other date mutually agreed to by the parties and which shall be held at or prior to the Effective Time (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties on the Closing Date.

1.3 Subsidiary Bank Merger.

(a) At the Effective Time or as soon thereafter as reasonably practicable, Virginia Commonwealth Bank, the wholly-owned Virginia chartered commercial bank subsidiary of BAYK, shall be merged with and into Blue Ridge Bank, National Association, the wholly-owned national banking association subsidiary of BRBS (“Blue Ridge Bank”), pursuant to a Subsidiary Bank Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit 1.3(a) (the “Subsidiary Bank Merger”). Blue Ridge Bank shall be the surviving bank in the Subsidiary Bank Merger (sometimes referred to herein as the “Continuing Bank” whenever reference is made to it as of the effective date and time of the Subsidiary Bank Merger (the “Subsidiary Merger Effective Time”) or thereafter). As soon as practicable after the approval of this Agreement by the Boards of Directors of BRBS and BAYK, each of BRBS, Blue Ridge Bank, BAYK and Virginia Commonwealth Bank, respectively, shall take all actions necessary, including effecting the necessary shareholder and board of director approvals, to approve and adopt a final Subsidiary Bank Agreement and Plan of Merger with respect to the Subsidiary Bank Merger, all of which shall be conditioned on the consummation of the Merger. Prior to the Subsidiary Merger Effective Time, such parties shall take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Bank Merger.

(b) BRBS may at any time change the method or timing of effecting the combination of Blue Ridge Bank and Virginia Commonwealth Bank if and to the extent BRBS deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the BAYK shareholders, (iii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Bank Merger occurring prior to the Merger; and provided, further, that BRBS shall provide BAYK with five (5) days’ prior written notice of such change and the reasons therefor.

(c) The headquarters of the Continuing Corporation shall remain in Charlottesville, Virginia, and the headquarters of the Continuing Bank shall be located in Richmond, Virginia.

1.4 Corporate Governance and Related Matters.

(a) Prior to the Effective Time, BRBS shall take all actions necessary to adopt the amendments to the Bylaws of BRBS substantially in the form set forth in Exhibit 1.4(a), effective as of the Effective Time. On or prior to the Effective Time, the Board of Directors of BRBS shall cause the number of directors that will comprise the full Board of Directors of the Continuing Corporation at the Effective Time to be fixed at such number, not to exceed thirteen (13), consisting of (i) seven (7) current BRBS directors to be designated by BRBS (after consultation with BAYK) prior to the Effective Time, including each of the current Chairman of the Board of Directors (who shall be the Chairman of the Board of Directors of the Continuing Corporation at the Effective Time) and current Chief Executive Officer of BRBS (the “BRBS Directors”), and (ii) six (6) current BAYK directors to be designated by BAYK (after consultation with BRBS) prior to the Effective Time, including each of the current Chairman of the Board of Directors and current Chief Executive Officer of BAYK (the “BAYK Directors”). No other directors of BRBS or BAYK shall be designated to serve on the Board of Directors of the Continuing Corporation at the Effective Time. The BRBS Directors and the BAYK Directors will be split as equally as possible among the three (3) classes of directors to serve staggered terms; provided, however, that the current Chief Executive Officer of BAYK shall be designated to serve in the class of directors for a term expiring in 2024. Subject to compliance by the Board of Directors of the Continuing Corporation with its fiduciary duties (including compliance with the Continuing Corporation’s Organizational Documents (as defined herein) and corporate governance guidelines), the Continuing Corporation shall nominate and recommend each BAYK Director for reelection to the Board of Directors of the Continuing Corporation at the first annual meeting of the shareholders of the Continuing Corporation following the Effective Time, and the Continuing Corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of the Continuing Corporation that its shareholders vote to reelect each BAYK Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of the Continuing Corporation.

(b) Prior to the Subsidiary Merger Effective Time, Blue Ridge Bank shall take all actions necessary to adopt the amendments to the Bylaws of Blue Ridge Bank substantially in the form set forth in Exhibit 1.4(b), effective as of the Subsidiary Merger Effective Time. On or prior to the Subsidiary Merger Effective Time, BRBS, as the sole shareholder of Blue Ridge Bank, and the Blue Ridge Bank Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be fixed at such number, not to exceed thirteen (13), consisting of the BRBS Directors and the BAYK Directors. No other directors of BRBS or BAYK shall be designated to serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time. Provided that each BAYK Director continues to be eligible to serve as a director of BRBS, and subject to compliance by the Board of Directors of the Continuing Bank with its fiduciary duties (including compliance with the Continuing Bank’s Organizational Documents and corporate governance guidelines) the Continuing Bank shall nominate each BAYK Director for reelection to the Board of Directors of the Continuing Bank at the first annual meeting of the sole shareholder of the Continuing Bank following the Subsidiary Merger Effective Time.

(c) Subject to and in accordance with the Bylaws of the Continuing Corporation, effective as of the Effective Time, Randal R. Greene shall be appointed President and Chief Operating Officer of the Continuing Corporation. As of the Effective Time, Brian K. Plum, the current President and Chief Executive Officer of BRBS, shall continue as Chief Executive Officer of the Continuing Corporation. The Board of Directors of BRBS will take such actions as are necessary prior to the Effective Time to cause such persons to be elected or appointed to such offices of the Continuing Corporation as of the Effective Time.

(d) Subject to and in accordance with the Bylaws of the Continuing Bank, effective as of the Subsidiary Merger Effective Time, Randal R. Greene shall be appointed President and Chief Executive Officer of the Continuing Bank. The Board of Directors of Blue Ridge Bank will take such actions as are necessary prior to the Subsidiary Merger Effective Time to cause such person to be elected or appointed to such offices of the Continuing Bank as of the Subsidiary Merger Effective Time.

(e) Prior to the Effective Time and the Subsidiary Merger Effective Time, BRBS and Blue Ridge Bank shall take all actions necessary to cause and accept the resignations of all current directors of BRBS and Blue Ridge Bank other than those individuals who will serve as BRBS Directors of the Continuing Corporation and the Continuing Bank immediately after the Merger and the Subsidiary Bank Merger, respectively.

1.5	Articles of Incorporation and Bylaws of BRBS; Articles of Association and Bylaws of Blue Ridge Bank.

(a) The Articles of Incorporation of BRBS as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BRBS as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended as set forth in Section 1.4(a) hereof, will be the Bylaws of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.

(b) The Articles of Association of Blue Ridge Bank as in effect immediately prior to the Subsidiary Merger Effective Time will be the Articles of Association of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law. The Bylaws of Blue Ridge Bank as in effect immediately prior to the Subsidiary Merger Effective Time, as such Bylaws are proposed to be amended as set forth in Section 1.4(b) hereof, will be the Bylaws of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law.

1.6 Tax Consequences.

Each of the parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder (and any comparable provision of state law) for federal income tax purposes and applicable state income tax purposes. This Agreement shall constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. BRBS and BAYK shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law. Each of the parties shall use its reasonable best efforts to cause their appropriate officers to execute and deliver to its respective counsel, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including as of the effective date of the Registration Statement (as defined herein) and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax (as defined herein) treatment of the Merger.

ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.1 Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of BRBS or BAYK, or their respective shareholders:

(a) Subject to Section 2.1(e), each share of common stock, no par value per share, of BRBS (“BRBS Common Stock”), that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.

(b) Subject to Section 2.1(e), each share of common stock, par value $5.00 per share, of BAYK (“BAYK Common Stock”), that is issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 2.8), shall be converted into and exchanged for the right to receive 0.5000 shares (the “Exchange Ratio”) of common stock, no par value per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).

(c) All shares of BAYK Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d) Each certificate previously representing shares of BAYK Common Stock (a “BAYK Common Certificate”) and the non-certificated shares of BAYK Common Stock (the “BAYK Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of BAYK Common Stock (i) the Merger Consideration upon the surrender of such BAYK Common Certificate or BAYK Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(e) Each share of BAYK Common Stock held by either party and each share of BRBS Common Stock held by BAYK or any of BAYK’s Subsidiaries prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BRBS Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2 Exchange Procedures.

(a) On or before the Closing Date, BRBS shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by BRBS (in such capacity, the “Exchange Agent”), for the benefit of the holders of the BAYK Common Certificates and BAYK Book-Entry Shares, at the election of BRBS, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) issuable pursuant to this Article 2, together with any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for BAYK Common Certificates and BAYK Book-Entry Shares.

(b) As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of BAYK Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s BAYK Common Certificates or BAYK Book-Entry Shares for the Merger Consideration.

(c) The Continuing Corporation shall cause the Merger Consideration into which shares of BAYK Common Stock are converted at the Effective Time, and dividends or distributions that a BAYK shareholder shall be entitled to receive, to be issued and paid to such BAYK shareholder upon proper surrender to the Exchange Agent of BAYK Common Certificates and BAYK Book-Entry Shares representing such shares of BAYK Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.

(d) Any BAYK shareholder whose BAYK Common Certificates or BAYK Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of BAYK for nine (9) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof). Any shareholders of BAYK who have not complied with this Article 2 shall thereafter be entitled to look only to the Continuing Corporation, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of BAYK Common Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon.

(f) None of the Exchange Agent, either of the parties hereto, any Subsidiaries of BRBS or BAYK, respectively, or the Continuing Corporation shall be liable to any shareholder of BAYK for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3 BAYK Stock Options and Other Equity-Based Awards

(a) At the Effective Time, each option, whether vested or unvested, to purchase shares of BAYK Common Stock granted under an equity or equity-based compensation plan of BAYK (a “BAYK Stock Plan”) that is outstanding and unexercised immediately prior to the Effective Time (a “BAYK Stock Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such BAYK Stock Option (except as provided otherwise in this Section 2.3(a) and taking into account any changes thereto, including any acceleration of vesting thereof, provided for in a BAYK Stock Plan or in the related award document by reason of the Merger), the number of shares of Continuing Corporation Common Stock equal to the product of (i) the number of shares of BAYK Common Stock subject to the BAYK Stock Option multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The exercise price per share (rounded up to the next whole cent) of each Replacement Option shall equal (y) the exercise price per share of shares of BAYK Common Stock subject to such BAYK Stock Option divided by (z) the Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, each BAYK Stock Option that is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted if necessary in accordance with Treasury Regulation Section 1.424-1(a), and all other options shall be adjusted if necessary in a manner that maintains the option’s exemption from Section 409A of the Code.

(b) At the Effective Time, each restricted stock award granted under a BAYK Stock Plan that is unvested or contingent and outstanding immediately prior to the Effective Time (a “BAYK Stock Award”) shall vest fully and shall be converted into the right to receive the Merger Consideration payable pursuant to this Agreement in respect of each share of BAYK Common Stock underlying such BAYK Stock Award, and the shares of BAYK Common Stock subject to such BAYK Stock Award will be treated in the same manner as all other shares of BAYK Common Stock for such purposes.

(c) At the Effective Time, the Continuing Corporation shall assume the BAYK Stock Plans; provided that the Continuing Corporation shall have the right but no obligation to make additional grants or awards under the BAYK Stock Plans. The provisions of any such BAYK Stock Plan will be unchanged, except that (i) all references to BAYK (other than any references relating to a “change in control” (or similar term) of BAYK) in the BAYK Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to the Continuing Corporation, unless the Continuing Corporation reasonably determines otherwise, and (ii) the number of shares of Continuing Corporation Common Stock available for issuance pursuant to the BAYK Stock Plan following the Effective Time shall be equal to the number of shares of BAYK Common Stock so available immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of Continuing Corporation Common Stock.

(d) At or prior to the Effective Time, the Board of Directors of BAYK or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of BRBS) and take any actions (after consultation with BRBS) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of BRBS) to each holder of a BAYK Stock Option and BAYK Stock Award of the treatment of such award pursuant to this Section 2.3.

(e) BRBS, prior to the Effective Time, and the Continuing Corporation, as soon as practicable following the Effective Time, shall take all corporate actions that are necessary for the assumption of the Replacement Options, including the reservation, issuance and listing of Continuing Corporation Common Stock as necessary to effect the transactions contemplated by this Section 2.3 and the provision of any notice or amended award agreement to each holder of a Replacement Option. As soon as practicable following the Effective Time, the Continuing Corporation shall file with the SEC a post-effective amendment to the Form S-4 that registered the Continuing Corporation Common Stock issued in connection with the Merger or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Continuing Corporation Common Stock underlying such Replacement Options and with respect to a number of shares of Continuing Corporation Common Stock reflective, on an as-coverted basis, of the number of shares of BAYK Common Stock previously registered under the BAYK Stock Plans, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Replacement Options remain outstanding.

2.4 No Fractional Shares.

Each holder of shares of BAYK Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of BRBS Common Stock on the NYSE American market for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time.

2.5 Anti-Dilution.

In the event BRBS changes (or establishes a record date for changing) the number of shares of BRBS Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6 Dividends.

No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any BAYK Common Certificate or BAYK Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the BAYK Common Certificate or BAYK Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7 Withholding Rights.

Each of the Continuing Corporation and the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8 Dissenting Shares.

Any holder of shares of BAYK Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Article 15 of the VSCA shall be entitled to receive from BRBS, in lieu of the Merger Consideration, the value of such shares as to which appraisal rights have been perfected in cash as determined pursuant to the VSCA; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of the VSCA, and surrendered to BAYK the certificate or certificates representing the shares for which payment is being made (the “Dissenting Shares”). In the event that after the Effective Time a dissenting shareholder of BAYK fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, BRBS shall issue and deliver the consideration to which such holder of shares of BAYK Common Stock is entitled under this Article 2 (without interest) upon surrender by such holder of the BAYK Common Certificate or BAYK Book-Entry Shares representing such shares.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters.

(a) Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3, or to one or more of its covenants or agreements contained in Article 4 or Article 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b) Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

3.2 Standard.

(a) No representation or warranty of BRBS or BAYK contained in Section 3.3 (other than the representations and warranties contained in (i) Section 3.3(d), Section 3.3(e), Section 3.3(h)(ii) and Section 3.3(aa)(i), which shall be true and correct in all respects (other than, in the case of Section 3.3(d) and Section 3.3(e) only, such failures to be true and correct as are de minimis) and (ii) Section 3.3(c)(i), which shall be true and correct in all material respects) will be deemed untrue or incorrect, including for purposes of Section 6.2(a) and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party (it being understood that in applying the standard set forth in this Section 3.2(a), all materiality and “Material Adverse Effect” qualifications and exceptions contained in the individual representations and warranties shall be disregarded).

(b) The term “Material Adverse Effect,” as used with respect to a party, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i), a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws and regulations by any Governmental Authority, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to BRBS, BAYK, or their respective Subsidiaries, (D) any actions expressly permitted or required by this Agreement or that are taken with the written consent of the other party, (E) the existence or public disclosure of this Agreement or the transactions contemplated hereby, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its Subsidiaries, (F) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the date of this Agreement, or (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party hereto and its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.

(c) The term “Knowledge” with respect to BRBS, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of BRBS’s Disclosure Letter and, with respect to BAYK, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of BAYK’s Disclosure Letter.

3.3 Representations and Warranties.

Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters or in any of such party’s SEC Reports (as defined herein) filed on or after January 1, 2019 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), BRBS represents and warrants to BAYK, to the extent such representation or warranty is applicable to BRBS, and BAYK represents and warrants to BRBS, to the extent such representation or warranty is applicable to BAYK, except where expressly stated otherwise, as follows:

(a) Organization, Standing and Power. It is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. It has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). It is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. Neither it nor any of its Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or other similar or comparable governing instruments (the “Organizational Documents”), as applicable. True and complete copies of its Organizational Documents, and the Organizational Documents of each of its Subsidiaries, in each case as amended to the date hereof, and as in full force and effect as of the date hereof, have been provided by each party to the other for review.

(b) Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation, limited liability company, partnership or statutory trust, validly existing and in good standing under applicable laws of the jurisdiction in which it is incorporated or organized, (ii) has full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its

Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except as set forth in Section 13.1-653 of the VSCA and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no Proceedings (as defined herein) for the termination of such insurance are pending or threatened. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows each Subsidiary’s jurisdiction of incorporation, each jurisdiction in which each Subsidiary is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary. Section 3.3(b) of its Disclosure Letter also lists any corporation, bank or other business organization of which it or any Subsidiary owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows for each such entity its jurisdiction of incorporation, each jurisdiction in which such entity is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of such entity.

The term “Subsidiary” when used with respect to any party means any corporation, bank or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c) Authority; No Breach of the Agreement.

(i) It has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the BRBS Shareholder Approval (as defined herein) and the BAYK Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by it have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its board of directors), subject only to the receipt of (A) in the case of BAYK, approval of this Agreement and the Plan of Merger by the holders of at least sixty percent (60%) of the outstanding shares of BAYK Common Stock (the “BAYK Shareholder Approval”) and (B) in the case of BRBS, approval of this Agreement and the Plan of Merger by the holders of more than two-thirds of the outstanding shares of BRBS Common Stock (the “BRBS Shareholder Approval”).

(ii) This Agreement has been duly executed and delivered by it and assuming due authorization, execution and delivery of this Agreement by the other party, this Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. BRBS represents and warrants that the Continuing Corporation Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(iii) Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of its Organizational Documents or any resolutions of its Board of Directors; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to (1) any note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv) Except for (A) the filing of applications, filings and notices, as applicable, with the New York Stock Exchange and the approval of the listing of the Continuing Corporation Common Stock issued pursuant to the Merger on the NYSE American market, (B) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHCA, and approval of such applications, filings and notices, (C) the filing of applications, filings and notices, as applicable, with the Bureau of Financial Institutions of the Virginia State Corporation Commission and the Office of the Comptroller of the Currency in connection with the Merger and the Subsidiary Bank Merger, and approval of such applications, filings and notices, (D) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of BRBS and BAYK constituting a part thereof, the “Joint Proxy Statement”) relating to the BRBS Shareholders Meeting (as defined herein) and the BAYK Shareholders Meeting (as defined herein), and of the registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BRBS in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (E) the filing of the Articles of Merger with, and the issuance of a Certificate of Merger by, the Virginia State Corporation Commission pursuant to the VSCA, and (F) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of the Continuing Corporation Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the transactions contemplated hereby, including the Merger. As of the date hereof, it is not aware of any reason why the necessary Regulatory Approvals (as defined herein) and consents will not be received in order to permit consummation of the transactions contemplated hereby, including the Merger.

(d) BRBS Capital Stock. BRBS represents and warrants that:

(i) As of August 12, 2020, the authorized capital stock of BRBS consists of: (1) 25,000,000 shares of common stock, no par value per share, of which 5,718,621 shares are issued and outstanding, and (2) 250,000 shares of preferred stock, par value $250.00 per share, of which no shares are issued and outstanding;

(ii) All outstanding shares of capital stock of BRBS have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii) As of August 12, 2020, 99,817 shares of BRBS Common Stock are subject to unvested restricted stock awards granted under an equity or equity-based compensation plan of BRBS (a “BRBS Stock Plan”);

(iv) As of the date of this Agreement, no shares of capital stock of BRBS are reserved for issuance, and there are no outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which BRBS is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each BRBS Stock Plan.

(e) BAYK Capital Stock. BAYK represents and warrants that:

(i) As of August 12, 2020, the authorized capital stock of BAYK consists of: (1) 30,000,000 shares of common stock, par value $5.00 per share, of which 13,332,049 shares are issued and outstanding; and (2) 2,000,000 shares of preferred stock, par value $5.00 per share, of which no shares are issued and outstanding;

(ii) All outstanding shares of capital stock of BAYK have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii) As of August 12, 2020, 222,460 shares of BAYK Common Stock are subject to options to purchase BAYK Common Stock and 148,082 shares of BAYK Common Stock are subject to unvested restricted stock awards granted under a BAYK Stock Plan; and

(iv) As of the date of this Agreement, no shares of capital stock of BAYK are reserved for issuance, and there are no outstanding or authorized Rights with respect to any shares of its capital stock, except as contemplated by each BAYK Stock Plan.

(f) SEC Filings; Financial Statements.

(i) It has filed or furnished all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed or furnished by it, together with any amendments required to be made with respect thereto (collectively, the “SEC Reports”), with the SEC since December 31, 2016 under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and, to the extent such SEC Reports are not available on the SEC’s Electronic Data Gathering Analysis and Retrieval system, made available to the other party copies of such SEC Reports. Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of its financial statements contained in or incorporated by reference into any SEC Reports, including the related notes, where applicable (the “Financial Statements”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented in all material respects the consolidated financial position of it and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) It and each of its Subsidiaries has devised and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary (1) to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as such party or other criteria applicable to such financial statements and (2) to maintain proper accountability for items therein; (C) access to its and its Subsidiaries’ properties and assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(iv) Its “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information required to be disclosed by it in its SEC Reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of its chief executive officer and chief financial officer required under the Exchange Act with respect to such reports. It has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors and on Section 3.3(f)(iv) of its Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect its ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. These disclosures were made in writing by management to its auditors and the audit committee of its Board of Directors and a copy has previously been made available to the other party. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as of the date hereof.

(v) As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to its SEC Reports.

(g) Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2016 with the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Bureau of Financial Institutions of the Virginia State Corporation Commission and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or any of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States or any state or the rules or regulations of any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it. Any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Copies of all Bank Reports filed since December 31, 2016 by each party have been provided to the other party (except to the extent that such Bank Reports are publicly available). Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending Proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2016, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.

(h) Absence of Certain Changes or Events. Since December 31, 2019, except as disclosed in its SEC Reports, Bank Reports or Financial Statements or as set forth in Section 3.3(h) of its Disclosure Letter, (i) it and each of its Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on it.

(i) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its SEC Reports, Bank Reports or Financial Statements, (ii) liabilities incurred since March 31, 2020 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since March 31, 2020 has not incurred (except as permitted by

Article 4 of this Agreement), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the SEC Reports, Bank Reports or Financial Statements of it or any of its Subsidiaries).

(j) Material Contracts; Defaults. Except as set forth in Section 3.3(j) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its latest annual report on Form 10-K filed prior to the date of this Agreement), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K that has not been filed as an exhibit to or incorporated by reference in its SEC Reports filed prior to the date of this Agreement, (ii) that prohibits or restricts the conduct of business by it or any of its Subsidiaries or any of its personnel in any geographic area or its or their ability to compete in any line of business, (iii) with respect to employment of an officer or director or engagement of a consultant, including any employment, severance, termination, consulting or retirement agreement, (iv) that would be terminable other than by it or any of its Subsidiaries or under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated herein (either alone or upon the occurrence of any additional acts or events), (v) that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the transactions contemplated herein and involves payments in excess of $200,000 per year, (vi) pursuant to which it or one of its Subsidiaries leases real property to or from any other person, (vii) for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $200,000 per year, (viii) involves Intellectual Property (other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses) that is material to its business or the business of any of its Subsidiaries, (ix) relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta, or contracts pertaining to fully-secured repurchase agreement payables or trade payables, in each case entered into in the ordinary course of the party’s business), (x) relating to the provision of data processing, network communication or other technical services that is material to its business or the business of any of its Subsidiaries and involves payments in excess of $200,000 per year or (xi) that is material to the financial condition, results of operations or business of it or any of its Subsidiaries and not otherwise described in clauses (i) through (x) above (any such being referred to as a “Material Contract”). With respect to each Material Contract: (A) the contract is in full force and effect, (B) neither it nor any of its Subsidiaries is in default thereunder, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (C) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such contract from January 1, 2019 to the date hereof, and (D) no other party to any such contract is, to its Knowledge, in default in any material respect.

(k) Legal Proceedings; Compliance with Laws. Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, lawsuits, arbitrations or administrative or judicial proceedings (“Proceedings”) (or, to its Knowledge, any basis therefor) instituted or pending or, to its Knowledge, threatened in writing against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that, in each of any such cases, restricts its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. Except for examinations of it and any of its Subsidiaries conducted by a Governmental Authority in the ordinary course of business, no Governmental Authority has ordered it or any of its Subsidiaries to pay any civil penalty or initiated or has pending any Proceeding or, to the Knowledge of it or any of its Subsidiaries, investigation into the business or operations of it or any of its Subsidiaries since December 31, 2015. There is no claim, action, suit, Proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of it, or any of its Subsidiaries, threatened against any officer or director of it, or any of its Subsidiaries, in connection with the performance of his or her duties as an officer or director of it or any of its Subsidiaries. It and each of its Subsidiaries have complied in all material respects with, and have not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to it and each of its Subsidiaries, including (to the extent applicable to it or any of its Subsidiaries), all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes Oxley Act of 2002, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither it nor any of its Subsidiaries have been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on it or each of its Subsidiaries. It and each of its Subsidiaries hold, and have at all times since December 31, 2015, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. As of the date hereof, to its Knowledge, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals or that would likely result in the Regulatory Approvals not being obtained. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies.

(l) Tax Matters.

(i) It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects. All income Taxes and other material Taxes due and payable by it or any of its Subsidiaries have been fully and timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter and that are reflected as a liability in its SEC Reports, Bank Reports or Financial Statements. No claim has been made by any Governmental Authority in any jurisdiction where it or any of its Subsidiaries does not file Tax Returns that it or its Subsidiaries is, or may be, subject to Tax by that jurisdiction that has not been finally settled or otherwise resolved. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any Proceeding, and no written notice of assessment, proposed assessment or unpaid tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, “Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(ii) It and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(iii) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (a) such an agreement or arrangement exclusively between or among it and its Subsidiaries and (b) customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)). Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(iv) Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. It is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither it nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.

(v) Neither it nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(vi) Section 3.3(l)(vi) of BAYK’s Disclosure Letter sets forth the amount of any Taxes that otherwise would have been required to be remitted or paid in connection with amounts paid by BAYK or any of its Subsidiaries to any employee or individual service provider paid but have been deferred as permitted under the Coronavirus Aid, Relief, and Economic Security Act.

(m) Property.

(i) Except as set forth in Section (m)(i) of its Disclosure Letter or reserved against as disclosed in its SEC Reports, Bank Reports or Financial Statements, it and each of its Subsidiaries have good and marketable title in fee simple absolute, free and clear of all material liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports, Bank Reports or Financial Statements as of December 31, 2019 or acquired after such date (except to the extent that such properties and assets have been disposed of for fair value in the ordinary course of business since December 31, 2019). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and each such instrument is in full force and effect. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted, and comply with applicable zoning and other municipal laws and regulations.

(ii) In the case of BAYK, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by BAYK and each of its Subsidiaries or in which BAYK or any of its Subsidiaries has any ownership or leasehold interest. BAYK has made available to BRBS true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which BAYK or any of its Subsidiaries is a party.

(n) Labor and Employment Matters.

(i) BAYK has provided BRBS a true and complete list, in each case as of July 31, 2020, of (i) all employees of BAYK and its Subsidiaries, including for each such employee: name, unique employee identification number, hire date, work location, current annual salary and any incentive compensation and (ii) all independent contractors or consultants used by BAYK or its Subsidiaries, including for each such person: name, contact information, description of the services performed, consulting fee and consulting term.

(ii) Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a pending or, to its Knowledge, threatened Proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, nor is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(iii) It and its Subsidiaries have complied in all material respects with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification and collective bargaining, and, except as otherwise set forth in Section 3.3(n)(iii) of its Disclosure Letter, there are no Proceedings of any nature pending or, to its Knowledge, threatened against it or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with it or its Subsidiaries. To its Knowledge, there are no unfair labor practice complaints pending against it or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. It and its Subsidiaries have properly classified individuals providing services to it or them as employees or independent contractors, as the case may be, and have properly withheld and reported related income and employment taxes in accordance with such classification.

(iv) With respect to BAYK, except as set forth in Section 3.3(n)(iv) of its Disclosure Letter, employment of each employee and the engagement of each independent contractor by it or any of its Subsidiaries is terminable at will by it or its Subsidiaries without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority. It has paid, or has properly accrued no later than the Closing Date, all accrued salaries, wages, bonuses, commissions, overtime and incentives due to be paid or properly accrued on or before the Closing Date.

(v) To its Knowledge and to the extent it is permitted by law to ascertain, all of its employees are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. BAYK has completed a Form I-9 (Employment Eligibility Verification) for each employee and each such Form I-9 has since been updated as required by applicable law and is correct and complete in all material respects as of the date hereof.

(o) Employee Benefit Plans.

(i) Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ benefit plans and compensatory programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, life, severance, insurance, disability and other employee welfare or fringe benefit plans, programs, contracts or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements or similar agreements; (D) all vacation or paid-time off plans or other similar plans or policies; (E) all bonus, stock option, stock purchase, restricted stock, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, excess benefit, change in control and other employee and director benefit plans, programs or arrangements; and (F) all other compensation plans, programs or arrangements, in each case of (A) through (F) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or former Subsidiaries or any trade or business of it or any of such Subsidiaries, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Code Section 414 or Section 4001(b) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended (“ERISA Affiliate”) sponsors, has (or had, during the last six (6) years) an obligation to contribute or has (or had, during the last six (6) years) any liability (individually, a “Benefit Plan” and collectively, the “Benefit Plans”).

(ii) It and its Subsidiaries have, with respect to each Benefit Plan, previously made available to the other party true and complete copies of the following documents, to the extent applicable: (A) all current Benefit Plan agreements and documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, or for any Benefit Plan no longer in effect, such documentation as was applicable in the year such Benefit Plan was most recently in effect (and in the case of an unwritten Benefit Plan, a written description thereof); (B) all current summary plan descriptions (including any summaries of material modifications thereto) and material communications to employees and Benefit Plan participants and beneficiaries, and for any Benefit Plan no longer in effect, the most recent summary plan descriptions (including any summaries of material modifications thereto) and, for clarity, material communications to employees and Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants); (D) the two (2) most recent actuarial valuations or, as applicable, stock valuations or appraisals; (E) the most recent annual and periodic accounting of plan assets; (F) the three (3) most recent annual premium payment forms filed with the Pension Benefit Guaranty Corporation; (G) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including any look-back measurement periods thereunder; (H) if the Benefit Plan is or was intended to qualify under Section 401(a) or 403(a) or 403(b) of the Code, the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service; (I) copies of the most recent nondiscrimination tests for all Benefit Plans; (J) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; (K) a written summary of any unwritten Benefit Plans that provide or provided for material compensation or benefits; (L) fiduciary insurance policies and fidelity bonds relating to any Benefit Plan; and (M) all amendments, resolutions and minutes of the Board of Directors of it or its Subsidiaries and any committee relating to the termination of any Benefit Plan, and records of cash, stock and any other in-kind investments distributed in connection with such a termination.

(iii) Except as set forth in Section 3.3(o)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any of its ERISA Affiliates has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Section 412 of the Code; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iv) Except as set forth in Section 3.3(o)(iv) of its Disclosure Letter, all Benefit Plans and any related trusts are in compliance in all material respects with applicable laws and regulations, and each Benefit Plan has been maintained, operated and administered in accordance with its terms and any related documents or agreements, and in material compliance with the provisions of ERISA, the Code and other applicable laws and regulations.

(v) The Internal Revenue Service has determined that the form of each Benefit Plan that is intended to be qualified under Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures), or has received a determination on termination by the Internal Revenue Service that it was so qualified as of its termination. To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption. Except as set forth on Section 3.3(o)(v) of its Disclosure Letter, there have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, with respect to any tax-qualified plan during the preceding six (6) years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi) All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all Benefit Plans will have been made or properly accrued on or before the Closing Date. All contributions to any Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder. There are no “accumulated funding deficiencies,” as defined in Section 412 of the Code or Section 302 of ERISA, with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, of it or any of its Subsidiaries, and no request for a waiver from the Internal Revenue Service with respect to any minimum funding requirement under Section 412 of the Code. For each year beginning on or after January 1, 2008, it has made contributions to each Benefit Plan subject to Section 412 of the Code that is not less than the minimum required contribution under Section 430 of the Code. The funding method used in connection with each Benefit Plan which is subject to the minimum funding requirements of ERISA and the Code is acceptable under current Internal Revenue Service guidelines, and the actuarial assumptions used in connection with funding each such Benefit Plan are reasonable. All unfunded liabilities of each Benefit Plan have been properly accrued in accordance with GAAP. No asset of it, and no asset of any ERISA Affiliate, is subject to any lien under Code Section 401(a)(29) or 412(n), ERISA Section 302(f) or 4068 or arising out of any action filed under ERISA Section 4301(b).

(vii) Except as set forth in Section 3.3(o)(vii) of its Disclosure Letter, each Benefit Plan subject to Title IV of ERISA has assets sufficient on a plan termination basis to be eligible on the Closing Date for standard termination pursuant to Section 4041 of ERISA without it or an ERISA Affiliate being required to make additional contributions. The Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any Benefit Plan or to appoint a trustee or administrator of any such Benefit Plan, and no circumstances exist that constitute grounds under Title IV of ERISA for any such proceeding. There has been no “reportable event” within the meaning of Section 4043 of ERISA that has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would authorize the Pension Benefit Guaranty Corporation to institute termination proceedings with respect to any Benefit Plan. No liability under Title IV of ERISA has been incurred or is expected to be incurred that could result in liability to any Benefit Plan, it, any ERISA Affiliate, BRBS or the Continuing Corporation, other than for premiums pursuant to Section 4007 of ERISA that are not yet due.

(viii) To its Knowledge, neither it nor any of its Subsidiaries (or former Subsidiaries) has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan or its related trust. To its Knowledge, no individual who is or was a “fiduciary,” as defined in Section 3(21) of ERISA, of any Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.

(ix) Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, there are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any Benefit Plans or any fiduciary thereof or service provider thereto (in their respective capacities with respect to a Benefit Plan) other than routine claims for benefits. No Benefit Plan is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.

(x) Except as set forth in Section 3.3(o)(x) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the acceleration of any vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, (B) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust or (C) require it or any of its Subsidiaries to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. In addition to the foregoing, except as otherwise set forth in Section 3.3(o)(x) of its Disclosure Letter, no amounts payable in connection with the transactions contemplated hereby (whether in cash, in property, or in the form of benefits) shall be non-deductible pursuant to Section 162(m) of the Code. Except as set forth in Section 3.3(o)(x) of its Disclosure Letter, no Benefit Plan maintained by it or any of its Subsidiaries provides for the gross-up, indemnification or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(xi) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2010, been, in all material respects, in documentary and operational compliance with Section 409A of the Code, so that no amounts paid pursuant to any such Benefit Plan is or could be subject to a Tax under Section 409A of the Code. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and, except as otherwise set forth in Section 3.3(o)(xi) of its Disclosure Letter, it has filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xii) Except as set forth in Section 3.3(o)(xii) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any Benefit Plan for calendar years 2017, 2018 and 2019, and for the portion of calendar year 2020 through the date hereof.

(xiii) Each Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. In the case of any such required continuation coverage, except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, the covered individual is required to pay the full cost of coverage. No Tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any Benefit Plan and to its Knowledge no circumstance exists which could give rise to such Tax.

(xiv) Except as set forth in Section 3.3(o)(xiv) of its Disclosure Letter, no Benefit Plan permits (or permitted, for a Benefit Plan no longer in effect) investments in its equity, or investments in which the value is based on or associated with its equity.

(xv) With respect to any Benefit Plan that has been terminated or is no longer in effect (a “Terminated Benefit Plan”), all assets of any such Benefit Plan have been distributed to participants or otherwise distributed, in either case in accordance with the terms of such Benefit Plan and applicable laws and regulations, including applicable provisions of the Code and ERISA. No assets of any Terminated Benefit Plan remain in trust or are held, for the benefit of any current or former participant or beneficiary in respect of such Terminated Benefit Plan, by an insurance company or as part of an insurance or annuity contract or by it or its Subsidiaries. All notice, filing, distribution, reporting, tax withholding, payment, or other obligations of it and its Subsidiaries on account of any Terminated Benefit Plan under the Code and ERISA, including without limitation any communication or payment obligations under Code section 409(h)(4), have been satisfied on or before the date hereof and, except as set forth in Section 3.3(o)(xv) of its Disclosure Letter, no such obligations remain to be satisfied after the date hereof for compliance with the Code or ERISA.

(xvi) It, its Subsidiaries and ERISA Affiliates have, to its Knowledge, for purposes of each Benefit Plan, correctly classified all individuals performing services for the entities as common law employees, leased employees, independent contractors or agents, as applicable.

(xvii) With respect to any Benefit Plan that is an employee stock ownership plan (“ESOP”), the ESOP trust and trustee of the ESOP trust have been duly authorized and established by all necessary corporate action on the part of the ESOP and in accordance with applicable laws, regulations, and rulings, and in accordance with the respective terms of the ESOP and ESOP trust. The ESOP is and has been at all times since its inception, in form, an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA, which, in form, qualifies under Section 401(a) of the Code. To its Knowledge, its ESOP trust is now and has at all times since inception been, qualified under Section 501(a) of the Code. The shares of its common stock held by the ESOP trust have constituted and constitute “employer securities,” as defined in Section 409(l) of the Code, and “qualified employer securities,” as defined in Section 407(d)(5) of ERISA. As of the Closing Date, neither it nor any participant in the ESOP is or may be subject to liability by reason of Section 4979A of the Code. The common stock held by the ESOP is owned of record and beneficially by the ESOP, free and clear of all encumbrances other than any pledge in favor of it in connection with ESOP loans evidenced in the ESOP loan agreement by and between it and the ESOP trustee. Except as disclosed on its Disclosure Letter Section 3.3(o)(xvii), there are no liabilities or existing indebtedness of the ESOP other than the obligation to pay the benefits to the ESOP participants under the ESOP in the ordinary course. No shares of its common stock were acquired by the ESOP in a transaction pursuant to Section 1042 of the Code. All contributions to the ESOP were deductible under Section 404 of the Code for the year made. It and the ESOP have, at all times, complied with the voting requirement of Section 409(e) of the Code.

(p) Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and, except for policies insuring against potential liabilities of officers, directors and employees of it and its Subsidiaries, it or its relevant Subsidiary is the sole named beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2018, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(p) of its Disclosure Letter is a list of all insurance policies or bonds currently maintained by it and its Subsidiaries.

(q) Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(q) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i) All evidences of indebtedness reflected as assets in its SEC Reports, Bank Reports or Financial Statements as of March 31, 2020 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such Loan (as defined herein) which if successful could have a Material Adverse Effect.

(ii) (A) there is no material modification or amendment, oral or written, of a Loan (including any material modification or amendment of a Loan made consistent with guidance issued by a Governmental Authority or Regulatory Agency in connection with COVID-19) that is not reflected on the records of it or its Subsidiaries, (B) all currently outstanding Loans are owned by it free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $250,000 or more have been asserted in writing against it or any of its Subsidiaries for which there is a reasonable possibility of an adverse determination in any Proceeding, and to its Knowledge there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any Proceeding, and (D) no Loans owned by it or its Subsidiaries are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.

(iii) The allowance for possible loan losses (the “Loan Loss Allowance”) shown on its Financial Statements as of March 31, 2020 was, and the Loan Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding.

(iv) The reserve for losses with respect to other real estate owned (“OREO”) shown on its SEC Reports, Bank Reports or Financial Statements as of March 31, 2020 were, and the OREO reserve to be shown on its SEC Reports, Bank Reports or Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses relating to the OREO portfolio of it and any of its Subsidiaries as of the dates thereof.

(v) The Loan Loss Allowance has been established by it in accordance with the accounting principles described in Section 3.3(f)(ii) and applicable regulatory requirements and guidelines.

(vi) Section 3.3(q)(vi) of its Disclosure Letter sets forth all residential mortgage or commercial Loans originated on or after January 1, 2017 by it or any of its Subsidiaries (A) that were sold in the secondary mortgage market and have been re-purchased by it or any of its Subsidiaries, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from it or any of its Subsidiaries, or have notified it or any of its Subsidiaries of an intent to request indemnification, in connection with such Loans.

(vii) As of June 30, 2020, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $500,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.

(viii) As of the date of this Agreement neither it nor its Subsidiaries was a party to any Loan with any of its directors or officers or the directors or officers of any of its Subsidiaries that was not made in compliance with Regulation O, as amended, of the Board of Governors of the Federal Reserve System.

(ix) Each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, its applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(x) For the purposes of this Agreement, “Loan” means any written or oral loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement, loan guarantee or other extension of credit.

(r) Environmental Matters.

(i) Except as set forth in Section 3.3(r) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii) Neither it nor any of its Subsidiaries has received written notice of pending, and has no Knowledge of any threatened Proceedings, asserting Environmental Claims (as defined herein) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Laws upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, or any real or personal property which it or any Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which it or a Subsidiary holds a security interest securing a Loan recorded on the books of it or such Subsidiary. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, Governmental Authority, Regulatory Agency or third party imposing any such liability.

(iii) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it.

(iv) For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein).

(B) “Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended that relate to pollution or protection of human health or the environment.

(C) “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(s) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(t) Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. It has no contracts with its directors, officers or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to it or its Subsidiaries and no such officer, director or employee is party to any contract with any person that requires such officer, director or employee to assign any interest in any Intellectual Property to any person. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. The term “Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(u) Derivative Instruments.

(i) Except as set forth in Section 3.3(u)(i) of its Disclosure Letter, all Derivative Contracts (as defined herein) were entered into (A) only in the ordinary course of business consistent with past practice, (B) in all material respects with all applicable laws, rules, regulations and regulatory policies and (C) with counterparties believed to be financially responsible at the time.

(ii) Each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and is in full force and effect.

(iii) Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(u)(iii) of its Disclosure Letter.

(iv) Section 3.3(u)(iv) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”).

(v) Deposits. Except as set forth in Section 3.3(v) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are (i) “brokered” deposits or (ii) are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

(w) Investment Securities.

(i) It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP.

(ii) It and each of its Subsidiaries employs investment, securities, risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, each party has made available to the other party the material terms of such policies, practices and procedures.

(x) Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including without limitation Article 14 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Article 14.1 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(y) Transactions with Affiliates; Transactions with Related Parties.

(i) All “covered transactions” between it or any of its Subsidiaries and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

(ii) Except as set forth in Section 3.3(y)(ii) of its Disclosure Letter, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between it or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of it or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) five percent (5%) or more of its outstanding common stock (or any of such person’s immediate family members or affiliates) on the other hand, except those of a type available to its employees or its Subsidiaries generally.

(z) Financial Advisors.

(i) None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, BRBS has retained Raymond James & Associates, Inc. as its financial advisor, and BAYK has retained Piper Sandler & Co. as its financial advisor, in each case pursuant to an engagement letter.

(ii) It has made available to the other party a true and complete copy of the engagement letter with its financial advisor referenced in Section 3.3(z)(i) above.

(aa) Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of BRBS has received the opinion of Raymond James & Associates, Inc. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to BRBS. Prior to the execution of this Agreement, the Board of Directors of BAYK has received the opinion of Piper Sandler & Co. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of BAYK Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(bb) Fiduciary Accounts. It and each of its Subsidiaries has properly administered all accounts for which it or such Subsidiary acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such account and applicable laws and regulations. Neither it nor any of its Subsidiaries, nor to its Knowledge any director, officer or employee of it or any of its Subsidiaries, committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(cc) Information Systems and Security.

(i) It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

(ii) To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(dd) Community Reinvestment Act. Each of its insured depository institution Subsidiaries had a rating of “satisfactory” or better as of its most recent CRA examination, and neither it nor any of its Subsidiaries have been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause its insured depository institution Subsidiaries to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Regulatory Agency of lower than “satisfactory.”

(ee) No Further Representations. Except for the representations and warranties specifically set forth in this Article 3, neither it nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to the other party, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and it hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person. It acknowledges and agrees that, except for the representations and warranties specifically set forth in this Article 3, neither the other party nor its Subsidiaries makes or shall be deemed to make any representation or warranty to it, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in its Disclosure Letter, without the prior written consent of the other party (which consent will not be unreasonably conditioned, withheld or delayed), BRBS and BAYK each agrees that it will not, and will cause each of its Subsidiaries not to:

(a) Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b) Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend, modify or repeal its Organizational Documents (except as provided herein for BRBS and Blue Ridge Bank).

(d) (i) Other than pursuant to stock options outstanding as of the date hereof under the BRBS Stock Plans or BAYK Stock Plans: (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; (B) enter into any agreement with respect to the foregoing; or (C) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.

(e) Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for: (i) normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice (other than executive officers of it or its Subsidiaries); (ii) the payment of discretionary spot bonuses of $5,000 or less to an employee (other than an executive officer of it or its

Subsidiaries); and (iii) in the case of BRBS and after consultation with BAYK as required by Section 4.3, entering into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice.

(f) Enter into, establish, adopt, amend, terminate or make any contributions to (except as may be required by applicable law or the terms of any Benefit Plan) any pension, retirement, stock option, stock purchase, stock bonus, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except as otherwise specifically permitted in this Agreement.

(g) In the case of BAYK, exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of BAYK or any of its Subsidiaries, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by law.

(h) Incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms, except as otherwise specifically permitted in this Agreement.

(i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (i) as provided for in Section 4.2, (ii) as set forth on Section 4.1(i) of its Disclosure Letter and (iii) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.

(j) Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries, except by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business.

(k) Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by the outside auditor to the party.

(l) Make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of material Taxes.

(m) Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis.

(o) Enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole.

(p) (i) Make, renew, restructure or otherwise modify any Loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $8,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $8,000,000 as of the date of this Agreement, to make, renew, restructure or otherwise modify any Loan for such borrower and its affiliates; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any Loans; (iii) make, renew, restructure or acquire any loan participation exceeding $8,000,000; (iv) make, renew, restructure or otherwise modify any Loan that exceeds its internal lending limits such that the Loan would require approval by its loan committee, credit policy committee or similar committee; or (v) enter into any Loan securitization or create any special purpose funding entity. For purposes of this Section 4.1(p) any consent sought by a party shall be given within three (3) business days after providing the relevant loan package to the consenting party.

(q) (i) Enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in each party’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in the aggregate in excess of $500,000, including the proposed capital expenditures set forth in Section 4.1(q) of its Disclosure Letter, and other than expenditures necessary to maintain existing assets in good repair.

(r) Settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $200,000 and that would not impose any material restriction on the business of it or its Subsidiaries or the Continuing Corporation; and (ii) as set forth in Section 4.1(r) of its Disclosure Letter.

(s) Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(t) Agree to take any of the actions prohibited by this Section 4.1.

4.2 Dividends.

After the date of this Agreement until the Effective Time, (i) BRBS may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of BRBS Common Stock at a rate not to exceed $0.1425 per share per quarter, and (ii) BRBS’s and BAYK’s direct and indirect Subsidiaries, respectively, may (to the extent legally and contractually permitted to do so) declare and pay dividends on their capital stock in cash, stock or other property to the parties or their wholly-owned Subsidiaries (or from such Subsidiaries to BRBS or BAYK) consistent with past practices.

4.3 Transition.

To facilitate the integration of the operations of BRBS and BAYK and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of BRBS and BAYK shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.4 Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give BRBS directly or indirectly, the right to control or direct the operations of BAYK or to exercise, directly or indirectly, a controlling influence over the management or policies of BAYK, and nothing contained in this Agreement (including, without limitation, Section 4.2 and Section 4.3) shall give BAYK, directly or indirectly, the right to control or direct the operations of BRBS or to exercise, directly or indirectly, a controlling influence over the management or policies of BRBS. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party to that end.

5.2 Access to Information; Notice of Certain Matters; Confidentiality.

(a) During the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement.

(b) Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(c) Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under (i) the letter agreement dated February 25, 2020, between BRBS and BAYK, with respect to BAYK information and (ii) the letter agreement dated July 15, 2020, between BRBS and BAYK, with respect to BRBS information and (together, the “Confidentiality Agreements”), which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3 Shareholder Approvals.

(a) BRBS shall call a meeting of its shareholders for the purpose of obtaining the BRBS Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “BRBS Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of BRBS shall (i) recommend to BRBS’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “BRBS Board Recommendation”), (ii) include the BRBS Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the BRBS Shareholder Approval.

(b) BAYK shall call a meeting of its shareholders for the purpose of obtaining the BAYK Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “BAYK Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of BAYK shall (i) recommend to BAYK’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “BAYK Board Recommendation”), (ii) include the BAYK Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the BAYK Shareholder Approval.

(c) BRBS and BAYK shall use their reasonable best efforts to hold their respective shareholder meetings on the same day.

5.4 Registration Statement; Joint Proxy Statement; SEC Filings.

(a) Each party will cooperate with the other party, and their representatives, in the preparation of the Registration Statement and the Joint Proxy Statement. Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by BRBS or BAYK without consultation with the other party and its counsel. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. BRBS will use its reasonable best efforts, in which BAYK will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable after the date of this Agreement and to cause the Registration Statement to be declared effective under the Securities Act, as promptly as reasonably practicable after the filing thereof, and BRBS and BAYK shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. BRBS also agrees to use all reasonable efforts to promptly obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date of mailing to the BRBS shareholders and the BAYK shareholders and at the times of the respective shareholders meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

5.5 No Other Acquisition Proposals.

(a) Each party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, endorse, or knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to or any inquiry, proposal or offer that is reasonably likely to lead to, an Acquisition Proposal (as defined herein), (ii) furnish any confidential or nonpublic information relating to an Acquisition Proposal, or (iii) engage or participate in any negotiations or discussions concerning an Acquisition Proposal, provided that nothing in this Agreement shall prevent such party or its representatives from contacting any person that has made an Acquisition Proposal solely for the purpose of seeking clarification of the terms of such Acquisition Proposal or directing such person to the terms of this Section 5.5.

(b) Notwithstanding Section 5.5(a), nothing contained in this Agreement shall prohibit either party, prior to its respective meeting of shareholders to be held pursuant to Section 5.3 and subject to compliance with the other terms of this Section 5.5, from furnishing confidential or nonpublic information to, or engaging or participating in discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to such party (that did not result from a breach of this Section 5.5) if, and only to the extent that, (i) such party’s Board of Directors concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (ii) before taking such actions, such party receives from such person or entity an executed confidentiality agreement on terms no less restrictive with respect to the confidential treatment of information by such party than the Confidentiality Agreements, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with such party, and (iii) such party’s Board of Directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). Each party shall immediately (within twenty-four (24) hours) notify the other party orally and in writing of its receipt of any such Acquisition Proposal, the material terms and conditions thereof and, the identity of the person making such Acquisition Proposal, and will thereafter keep the other party apprised of any related material developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(c) For purposes of this Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving BRBS or BAYK, or their respective Subsidiaries: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; (ii) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of a party and its Subsidiaries or 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party. Solely for purposes of Section 7.4(a) and Section 7.4(c), all references to “10% or more” in such definition shall be deemed to be references to “50% or more.”

(d) For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of BRBS or BAYK, as the case may be, concludes in good faith, after consultation with its outside financial and legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal, including the likelihood of obtaining financing and of receiving all required approvals of Governmental Authorities, and including the terms and conditions of this Agreement (as it may be proposed in writing to be amended by BRBS or BAYK, as applicable) would, if consummated, result in a transaction that is more favorable to the shareholders of BRBS or BAYK, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed in writing to be amended by BRBS or BAYK, as applicable); provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(c), except the reference to “10% or more” in such definition shall be deemed to be a reference to “50% or more” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving BRBS or BAYK or one of their respective banking Subsidiaries.

(e) Except as provided in Section 5.5(f), neither the Board of Directors of BRBS, the Board of Directors of BAYK, nor, in each case, any committee thereof shall withhold, withdraw or modify in any manner adverse to the other party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other party, the approval or recommendation of the Board of Directors of BRBS or BAYK, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in BRBS Recommendation” or a “Change in BAYK Recommendation,” respectively).

(f) Notwithstanding anything in this Agreement to the contrary, the Board of Directors of BAYK or BRBS, as applicable, may either:

(i) terminate this Agreement pursuant to Section 7.1(j) or Section 7.1(k), as the case may be, and enter into a definitive agreement with respect to a Superior Proposal provided that such party shall pay the Termination Fee (as defined herein) required to be paid pursuant to Section 7.4(b) or Section 7.4(c), as the case may be; or

(ii) make a Change in BAYK Recommendation or a Change in BRBS Recommendation, as applicable,

if and only if in the case of both clause (i) and (ii) above, (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.5) is made to BAYK or BRBS, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of BAYK or BRBS, as applicable, has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of BAYK or BRBS, as applicable, has concluded in good faith (after consultation with their outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (D) five (5) business days shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Acquisition Proposal that is the basis of the proposed action (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five (5) business day period referred to in this clause (D) and in clauses (E) and (F) shall be reduced to three (3) business days following the giving of such new Notice of Recommendation Change), (E) during such five (5) business day period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed in writing by the other party, and (F) the Board of Directors of the party proposing to take such action, following such five (5) business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party by the conclusion of such five (5) business day period) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.

(g) Nothing contained in this Agreement shall prohibit BAYK, BRBS or their respective Boards of Directors or any committee thereof from at any time taking and disclosing to BAYK’s or BRBS’s shareholders, as applicable, a position contemplated by Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

5.6 Applications and Consents.

(a) The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, and to make all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (the “Regulatory Approvals”) and all third parties necessary to consummate the transactions contemplated by this Agreement and will make all necessary filings in respect of the Regulatory Approvals and third parties as soon as practicable.

(b) Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

5.7 Public Announcements.

Prior to the Effective Time, BRBS and BAYK will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by the NYSE or any other securities exchange, in which case the party required to make the disclosure shall use its reasonable best efforts to allow the other party reasonable time to comment on such disclosure in advance of the issuance thereof.

5.8 Affiliate Agreements.

(a) BAYK has identified to BRBS all persons who are, as of the date hereof, directors of BAYK. BAYK shall have delivered to BRBS on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(a) hereto from each such director of BAYK.

(b) BRBS has identified to BAYK all persons who are, as of the date hereof, directors of BRBS. BRBS shall have delivered to BAYK on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(b) hereto from each such director of BRBS.

5.9 Director Noncompetition Agreements.

BAYK shall have delivered to BRBS on or prior to the Effective Time copies of a written noncompetition agreement in the form of Exhibit 5.9 hereto from each director of BAYK who, effective at the Effective Time, will be appointed a director of the Continuing Corporation or the Continuing Bank (the “Director Noncompetition Agreements”), which shall not become effective until the Effective Time.

5.10 Employee Benefit Plans.

(a) Subject to the provisions of Section 5.10(f) and 5.10(h), for a period of twelve (12) months following the Effective Time, BRBS at its sole election (but after due consultation, before the Effective Time, with BAYK) on a plan-by-plan basis shall either: (i) provide to officers and employees of BAYK and its Subsidiaries, who at or after the Effective Time become employees of the Continuing Corporation or its Subsidiaries (“BAYK Continuing

Employees”), employee benefits under a Benefit Plan of BRBS or any Subsidiary of BRBS (individually, a “BRBS Benefit Plan” and collectively, the “BRBS Benefit Plans”) (with no break in coverage), on terms and conditions which are the same as for similarly situated officers and employees of the Continuing Corporation and its Subsidiaries; or (ii) maintain for the benefit of the BAYK Continuing Employees, one or more of the BAYK Benefit Plans maintained by BAYK immediately prior to the Effective Time; provided that the Continuing Corporation or its Subsidiaries may amend any Benefit Plan of BAYK or any Subsidiary of BAYK (individually, a “BAYK Benefit Plan” and collectively, the “BAYK Benefit Plans”) during such twelve (12)-month period to comply with any law or, so long as the benefits provided under those BAYK Benefit Plans following such amendment are no less favorable to the BAYK Continuing Employees than benefits provided by BRBS to its officers and employees under any comparable BRBS Benefit Plans, as necessary and appropriate for other business reasons; provided, that no such action will be taken to adversely affect benefits under the short-term or long-term incentive plans of BAYK with respect to awards in effect or outstanding immediately before the Effective Time.

(b) For purposes of participation and vesting (but not benefit accruals other than for paid time off as provided in Section 5.10(c) and severance under Section 5.10(d)) under the BRBS Benefit Plans, service with or credited or recognized by BAYK or any of its Subsidiaries under the corresponding BAYK Benefit Plan shall be treated as service with BRBS, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits; and provided, further, that service with BAYK shall be recognized for purposes of the BAYK cash balance plan (however assumed or treated after the Effective Time), subject in all events to the freeze in participation and benefit accruals (other than crediting of interest as required by law) under the BAYK cash balance plan that was effective on December 31, 2012. To the extent permitted under applicable law, for the plan year during which BAYK Continuing Employees transition to the welfare BRBS Benefit Plans, BRBS shall use its best efforts to cause welfare BRBS Benefit Plans maintained by BRBS that cover the BAYK Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the BAYK Benefit Plans), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the BAYK Continuing Employees under welfare BAYK Benefit Plans to be credited to such BAYK Continuing Employees under welfare BRBS Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such BAYK Continuing Employees under welfare BRBS Benefit Plans for such plan year (if any).

(c) As of the Effective Time, BRBS shall recognize each BAYK Continuing Employee’s service credit with BAYK for purposes of calculating paid time off (“PTO”) under Blue Ridge Bank’s PTO policy (the “BRBS PTO Policy”). For the calendar year including the Effective Time, credit of PTO under the BRBS PTO Policy shall be pro-rated so that credit only relates to the portion of the year following the Effective Time and an employee shall be credited with accrued but unused PTO as of the Effective Time that was originally accrued under the PTO policy of BAYK or any Subsidiary of BAYK, as applicable (the “BAYK PTO Policy”), including to the extent applicable up to forty (40) hours of accrued but unused PTO carried over from a prior calendar year. Notwithstanding the foregoing, in no event shall any employee be credited with PTO that will result in duplication of PTO hours for the same period of service. Effective as of immediately prior to the Effective Time and subject to the first two sentences of this Section 5.10(c), BAYK shall terminate any BAYK PTO Policy without payment of any PTO thereunder due to such termination and, prior to adoption, shall provide BRBS with the opportunity to review and provide reasonable comments to such termination document.

(d) Except to the extent the parties agree to provide additional severance benefits to selected employees in key positions prior to the Effective Time, each full-time employee of BAYK or BRBS or any Subsidiary of BAYK or BRBS immediately prior to the Effective Time (other than any employee who is party to an employment agreement, severance agreement, retention agreement or change-in-control agreement that provides for severance benefits) whose employment is involuntarily terminated other than for “cause” by the Continuing Corporation or who resigns due to “good reason” on or after the Effective Time, but on or before the date that is twelve (12) months after the Effective Time, shall be entitled to receive severance pay equal to two (2) weeks of pay, at his or her rate of pay in effect at the time of termination (or, if greater, the rate of pay in effect prior to any change in rate of pay that constitutes the grounds for “good reason”), for each full year of continuous service with BAYK, BRBS, any Subsidiary of BAYK or BRBS and the Continuing Corporation, subject to a minimum of four (4) weeks and a maximum of twenty-six (26) weeks of pay, provided such employee has signed and does not revoke a release and waiver of claims in favor of BAYK, BRBS, the Continuing Corporation and its successors, and any Subsidiaries and affiliates of each, in such form as acceptable to the Continuing Corporation. As used herein, “cause” shall mean termination due to unacceptable performance as determined by the Continuing Corporation or its Subsidiaries in accordance with its standard practices but following written notice to such employee and a period of at least thirty (30) days to cure or due to the employee’s material violation of the policies of the Continuing Corporation and its Subsidiaries and any of their predecessors. As used herein, “good reason” shall mean, without an employee’s written consent, (i) an employee’s overall compensation and benefits have been reduced or modified such that they are not substantially similar to such employee’s overall compensation and benefits prior to the Effective Time or (ii) an employee’s job position has been materially modified; provided that, in each case, the employee gives BRBS notice of his or her resignation no later than thirty (30) days following such employee’s receipt of written notice of such reduction or modification. As used herein, “pay” shall mean an employee’s annual salary or annual compensation computed on an hourly basis, excluding bonuses, commissions, perquisites, benefits or similar payments, and “year of continuous service” shall mean each full twelve (12)-month period of service from the latest date of hire. Subject to applicable law, any severance hereunder shall be paid in the form of a single lump sum cash payment as soon as practicable (and no later than fifteen (15) days) following the date on which the release required hereunder shall be irrevocable. Such severance payments shall be in lieu of, not in addition to, any payment under severance pay plans that may be in effect at BAYK, BRBS or any Subsidiary of BAYK or BRBS prior to the Effective Time or the Continuing Corporation following the Effective Time.

(e) With respect to any Terminated Benefit Plan of BAYK or any Subsidiary of BAYK, BAYK shall cause all obligations set forth on Section 3.3(o)(xv) of its Disclosure Letter to be satisfied at least fifteen (15) business days prior to the Effective Time and shall provide such documentation evidencing such satisfaction as may reasonably be required by BRBS.

(f) At least thirty (30) days (or such shorter period agreed to by the parties) prior to the Effective Time, BAYK shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by BRBS at least sixty (60) days (or such shorter period reasonably agreed to by the parties) that may be necessary or appropriate to, conditioned on the occurrence of the Effective Time, (i) cause one or more BAYK Benefits Plans (other than short-term or long-term incentive plans of BAYK) to terminate as of a date on, immediately before or after the Effective Time (as determined by BRBS), (ii) cause benefit accruals and entitlements under any BAYK Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time (other than short-term or long-term incentive plans of BAYK), (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any BAYK Benefit Plan for such period as may be reasonably requested by BRBS, or (iv) facilitate the merger of any BAYK Benefit Plan into any BRBS Benefit Plan in accordance with applicable law. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.10(f) shall be subject to BRBS’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(g) With respect to the Bay Banks of Virginia, Inc. 401(k) Plan (the “BAYK 401(k) Plan”), BRBS shall either maintain the BAYK 401(k) Plan at and after the Effective Time (and, at BRBS’ election, merge it into the BRBS 401(k) Plan, as defined below, following the Effective Time) or, alternatively, if requested by BRBS in accordance with Section 5.10(f), BAYK shall cause such plan to be terminated effective immediately prior to the Effective Time, in accordance with applicable law and subject to the receipt of all applicable regulatory or governmental approvals. In the event BRBS requests such termination, each BAYK Continuing Employee shall be eligible to participate in the 401(k) plan maintained by BRBS or Blue Ridge Bank (the “BRBS 401(k) Plan”) on or as soon as administratively practicable after the Effective Time, and account balances under the terminated BAYK 401(k) Plan will be eligible for distribution or rollover, including, in the case of a BAYK Continuing

Employee, direct rollover to the BRBS 401(k) Plan (with such direct rollover to include outstanding loan notes for a BAYK Continuing Employee, provided that documentation of such loan is provided to BRBS upon reasonable request). Any other former employee of BAYK or any BAYK Subsidiary who is employed by BRBS or any BRBS Subsidiary after the Effective Time shall be eligible to be a participant in the BRBS 401(k) Plan upon complying with eligibility requirements. Service with or credited or recognized by BAYK or a BAYK Subsidiary with respect to the BAYK 401(k) Plan shall be treated in accordance with Section 5.10(b).

(h) Within thirty (30) days prior to the Effective Time, BAYK shall, and shall cause each of its Subsidiaries to, adopt written resolutions approved in advance in writing by BRBS and its legal counsel (a copy of which shall be delivered to BRBS at the Closing) to terminate and liquidate in accordance with Treasury Regulation Section 1.409A3(j)(ix)(B)(i) (to the extent applicable) the employment agreements and plans listed on Section 5.10(h) of BAYK’s Disclosure Letter, with such terminations and liquidations to be effective immediately after the Effective Time and, to the extent applicable, intended to be made in full compliance with Section 409A of the Code. In such event, subject to the release of claims described in this Section 5.10(h) becoming irrevocable, BRBS agrees to pay to each individual who is a party to such a terminated and liquidated employment agreement the amounts described on Section 5.10(h) of BAYK’s Disclosure Letter. In order for such terminations and liquidations and payment to occur, each employee who is a party to or participant in any agreement or plan listed on Section 5.10(h) of BAYK’s Disclosure Letter shall execute and deliver to BRBS at the Closing an acknowledgement and release of claims in the applicable form set forth on Section 5.10(h) of the BAYK Disclosure Letter.

(i) Contemporaneously with BAYK’s mailing or delivering the Joint Proxy Statement to its shareholders pursuant to its obligations set forth in Section 5.4(a), or as promptly as practicable thereafter, BAYK shall provide for the delivery of an information statement and form of written consent acceptable to BRBS (the “ESOP Statement”) to all participants and beneficiaries with an account balance under BAYK’s ESOP, which ESOP Statement shall (i) contain such notices and materials as are provided to other shareholders of BAYK regarding this Agreement and the transactions contemplated hereunder and (ii) describe such individual’s right to instruct the trustee of the ESOP, in confidence, with respect to any vote or consent or exercise of any other applicable shareholder rights relating to the shares of BAYK Common Stock allocated to their account under the ESOP in connection with the approval of this Agreement and the Plan of Merger. BAYK shall cause the trustee of its ESOP, or the trustee’s delegate, to (i) complete, on a confidential basis, the shareholder right direction pass-through processes and procedures required under the ESOP as of the date hereof and Section 409(e) of the Code and (ii) in accordance with the requirements of the Code, vote any shares of BAYK Common Stock allocated to accounts under the ESOP with respect to which voting instructions are not received from the participants and beneficiaries, and any shares of BAYK Common Stock which are not then allocated to the accounts of participants and beneficiaries under the ESOP, in the same proportion as the trustee votes the allocated shares of BAYK Common Stock for which it received instructions from participants and beneficiaries. From the date hereof until the Effective Time, BAYK will cause its ESOP not to (i) redeem or otherwise acquire any shares of BAYK Common Stock, except for repurchases by BAYK itself (and, for avoidance of doubt, not by the ESOP) of shares of BAYK Common Stock from employees to the extent required by the ESOP, permitted by the ESOP and applicable law in connection with distributions, or as otherwise specifically provided herein, (ii) permit the ESOP to make distributions in respect of shares of BAYK Common Stock to participants and beneficiaries except as required under the ESOP or by applicable law, or as permitted under the ESOP and applicable law, or (iii) take any action or fail to take any action that would, or that could be reasonably expected to, adversely affect the tax-qualified status of the ESOP under Sections 401(a) and 501(a) of the Code or that would, or that could be reasonably expected to, constitute a breach of fiduciary duty under ERISA. If requested by BRBS at least sixty (60) days (or such shorter period reasonably agreed to by the parties) prior to the Effective Time, BAYK shall take, and shall cause its Subsidiaries or the trustee of its ESOP to take, prior to the Effective Time, all actions reasonably requested by BRBS that may be necessary or appropriate, conditioned (as applicable, with respect to contributions) on the occurrence of the Effective Time and to the extent not prohibited by applicable law, to (i) make one or more contributions to the ESOP that is sufficient to repay the full outstanding balance of all ESOP loan(s); (ii) to the extent Sections 404 and/or 415 of the Code would prevent BAYK from making a contribution sufficient to repay the full outstanding balance of all ESOP loan(s), make the maximum contribution permitted and have the ESOP remit to BAYK a sufficient number of unallocated shares of BAYK Common Stock held by the ESOP’s suspense account to reimburse BAYK for its assumption and repayment of any remaining outstanding ESOP loan(s) owed to lenders other than BAYK; and (iii) provide that no new participants shall be admitted to the ESOP on or after the date the ESOP loan(s) are no longer outstanding, no employer contributions shall be made for compensation with respect to services performed on or after the date the ESOP loan(s) are no longer outstanding, and, other than normal vesting, no additional benefits shall accrue to any ESOP participant or beneficiary with respect to services performed on or after the date the ESOP loan(s) are no longer outstanding. The form and substance of such resolutions and any other documents that are necessary to effect the foregoing shall be subject to the review and prior written approval of BRBS, which shall not be unreasonably withheld or delayed. To the extent applicable, none of the unallocated shares of BAYK Common Stock remitted to BAYK to reimburse BAYK for repayment of the ESOP loan(s) will be entitled to receive any Merger Consideration. All remaining unallocated shares of BAYK Common Stock, if any, held by the ESOP after the ESOP loan(s) are no longer outstanding shall be allocated among the participant accounts in accordance with the terms of the ESOP. As of the Effective Time, all shares of BAYK Common Stock held by the ESOP shall be converted into the right to receive the Merger Consideration.

(j) Nothing in this Section 5.10 shall be interpreted as preventing the Continuing Corporation or its Subsidiaries, from and after the Effective Time, from amending, modifying or terminating any BRBS Benefit Plans or BAYK Benefit Plans or any other contracts, arrangements, commitments or plans of either party in accordance with their terms and applicable law.

5.11 Reservation of Shares; NYSE Listing.

(a) BRBS shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of the Continuing Corporation Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

(b) BRBS shall use all reasonable best efforts to cause the shares of the Continuing Corporation Common Stock to be issued in the Merger to be approved for listing on the NYSE American market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

5.12 Indemnification; Insurance.

(a) Following the Effective Time, the Continuing Corporation and its Subsidiaries, as the case may be, shall jointly and severally indemnify, defend and hold harmless, and advance expenses to any person who has rights to indemnification or advancement of expenses from BAYK or any of its Subsidiaries (an “Indemnified Party”) (in any capacity), to the same extent and on the same conditions as such person was entitled to indemnification or advancement of expenses pursuant to applicable law and BAYK’s Organizational Documents or any BAYK Subsidiary’s Organizational Documents, as the case may be, or any indemnification agreements to which an Indemnified Party is a party as in effect on the date of this Agreement, subject, in the case of advancement of expenses, to the Indemnified Party providing a written undertaking to repay such advancements as contemplated by Section 13.1-699A of the VSCA. Without limiting the foregoing, in any case or proceeding in which corporate approval may be required to effectuate any indemnification, the Continuing Corporation or its applicable Subsidiary shall direct, if any Indemnified Party elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Continuing Corporation or such Subsidiary and such Indemnified Party.

(b) The Continuing Corporation shall, at or prior to the Effective Time, purchase a six (6) year “tail” prepaid policy on terms and conditions no less favorable than those of the existing directors’ and officers’ liability (including fiduciary and cyber coverage) insurance maintained by BAYK from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed three hundred percent (300%) of the amount of the last annual premium paid by BAYK for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, the Continuing Corporation would be required to expend more than three hundred percent (300%) of current annual premiums, the Continuing Corporation will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of current annual premiums.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to BAYK or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her respective heirs and legal representatives. The rights to indemnification and advancement of expenses and the other rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(e) If the Continuing Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Continuing Corporation will cause proper provision to be made so that the successors and assigns of the Continuing Corporation will expressly assume the obligations set forth in this Section 5.12. For the avoidance of doubt, to the extent required by any agreement previously entered into by BAYK in connection with a merger, acquisition or other business combination, the provisions of this Section 5.12 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by BAYK.

5.13 Employment Arrangements.

(a) Except as provided in Section 5.10(h), the Continuing Corporation will, as of and after the Effective Time, assume and honor all employment, severance, change in control and non-qualified deferred compensation agreements or arrangements that BAYK and its Subsidiaries have with their current and former officers, directors and employees and which are set forth in Section 5.13(a) of BAYK’s Disclosure Letter, except to the extent (i) BRBS and the applicable employee or director have agreed to a replacement agreement after the date hereof but prior to the Effective Time or (ii) any such agreements or arrangements shall have been amended, terminated or superseded without BRBS’s consent after the date hereof but prior to the Effective Time.

(b) BAYK and BRBS will establish a retention bonus pool that will be dedicated to certain of their non-executive officer employees for purposes of retaining such employees prior to and after the Effective Time, with the participating employees and specific terms of such retention bonuses to be determined by BAYK and BRBS in accordance with Section 5.13(b) of BAYK’s Disclosure Letter and BRBS’s Disclosure Letter.

(c) Prior to the Effective Time, BAYK shall have obtained a general release from each of the individuals listed in Section 5.13(c) of BAYK’s Disclosure Letter associated with each individual’s respective employment prior to the Effective Time. Such release shall be in a form acceptable to BRBS.

(d) As of the date hereof, BRBS has entered into employment agreements which will become effective as of the Effective Time, with the individuals named in Section  5.13(d) of BRBS’s Disclosure Letter.

5.14 Notice of Deadlines.

At least sixty (60) days prior to the Effective Time, BAYK shall provide BRBS with a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses

(including specifically real property leases and data processing agreements) to which BAYK or any of its Subsidiaries is a party. For purposes of this Section 5.14 only, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $100,000 per year and/or has a termination fee.

5.15 Consent to Assign and Use Leased Premise.

On Section 5.15 of its Disclosure Letter, BAYK has provided a list of all material leases with respect to real or personal property used by it or any of its Subsidiaries. With respect to the leases disclosed in Section 5.15 of its Disclosure Letter, BAYK and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of BAYK and each of its Subsidiaries to the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation and to permit the use and operation of the leased premises by the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation.

5.16 Takeover Laws.

If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and its board of directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.17 Change of Method.

BRBS and BAYK shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the BAYK Shareholders Meeting or the BRBS Shareholders Meeting), to change the method or structure of effecting the combination of BRBS and BAYK (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio, (ii) adversely affect the tax treatment of BRBS or BAYK pursuant to this Agreement, (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner or (iv) require the approval of either party’s shareholders under the VSCA unless such change is conditioned upon obtaining such approval. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section  8.3.

5.18 Certain Policies.

Prior to the Effective Time, BAYK shall, consistent with GAAP and applicable banking laws and regulations, modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of BRBS; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 6.1(a) and Section 6.1(b).

5.19 Shareholder Litigation.

Each of BRBS and BAYK shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by either party shall be agreed to without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.20 Section 16 Matters.

BRBS and BAYK agree that, to most effectively compensate and retain certain directors and officers of BAYK in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of BAYK not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of BAYK Common Stock in the Merger, and for that purpose agree to the provisions of this Section 5.20. BAYK shall deliver to BRBS, in a reasonably timely fashion prior to the Effective Time, accurate information regarding certain officers and directors of BAYK. Subject to the reporting requirements of Section 16(a) of the Exchange Act, and the Boards of Directors of BRBS and BAYK, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of BAYK) any dispositions of BAYK Common Stock by the directors and officers of BAYK, and (in the case of BRBS) any acquisitions of the Continuing Corporation Common Stock by any director or officer of BAYK who (if any), immediately following the Merger, will be an officer or director of the Continuing Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

5.21 Assumption of Subordinated Notes.

Upon the Effective Time, the Continuing Corporation shall assume the due and punctual payment of the principal of and any premium and interest on the Subordinated Notes in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of BAYK to be performed or observed. As used in this Section 5.21, “Subordinated Notes” means that series of notes issued by BAYK and outstanding as of the Effective Time, designated as the (i) “6.50% Subordinated Note Due May 28, 2025” and (ii) “5.625% Fixed-to-Floating Rate Subordinated Note Due 2029.”

ARTICLE 6

CONDITIONS TO THE MERGER

6.1 General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the BRBS Shareholder Approval and the BAYK Shareholder Approval.

(b) Regulatory Approvals. BRBS and BAYK shall have received all Regulatory Approvals, all notice periods and waiting periods required after the granting of any such Regulatory Approvals shall have passed, and all such Regulatory Approvals shall be in effect; provided, that no such approvals shall contain any conditions, restrictions or requirements that would, after the Effective Time, have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Continuing Corporation and its Subsidiaries taken as a whole (after giving effect to the Merger and measured on a scale relative to BRBS and its Subsidiaries).

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii) a Governmental Authority that enjoins or prohibits or makes illegal the consummation of the Merger.

(e) NYSE Listing. The shares of the Continuing Corporation Common Stock to be issued to the holders of BAYK Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE American market, subject to official notice of issuance.

6.2 Conditions to Obligations of BRBS.

The obligations of BRBS to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by BRBS pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of BAYK set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and BRBS shall have received a certificate, dated as of the Closing Date, signed on behalf of BAYK by the Chief Executive Officer and Chief Financial Officer of BAYK to such effect.

(b) Performance of Obligations. BAYK and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and BRBS shall have received a certificate, dated as of the Closing Date, signed on behalf of BAYK by the Chief Executive Officer and Chief Financial Officer of BAYK to such effect.

(c) Federal Tax Opinion. BRBS shall have received a written opinion, dated the Closing Date, from its counsel, Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to BRBS, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BRBS and BAYK reasonably satisfactory in form and substance to such counsel.

6.3 Conditions to Obligations of BAYK.

The obligations of BAYK to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by BAYK pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of BRBS set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and BAYK shall have received a certificate, dated as of the Closing Date, signed on behalf of BRBS by the Chief Executive Officer and Chief Financial Officer of BRBS to such effect.

(b) Performance of Obligations. BRBS and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and BAYK shall have received a certificate, dated as of the Closing Date, signed on behalf of BRBS by the Chief Executive Officer and Chief Financial Officer of BRBS to such effect.

(c) Federal Tax Opinion. BAYK shall have received a written opinion, dated the Closing Date, from its counsel, Williams Mullen, in form and substance reasonably satisfactory to BAYK, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BRBS and BAYK reasonably satisfactory in form and substance to such counsel.

ARTICLE 7

TERMINATION

7.1 Termination.

This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the BRBS Shareholder Approval or the BAYK Shareholder Approval, as provided below:

(a) Mutual Consent. By the mutual consent in writing of BRBS and BAYK;

(b) Closing Delay. By either BRBS or BAYK, evidenced by written notice, if the Merger has not been consummated by July 31, 2021 or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(c) Regulatory Approval Denied. By either BRBS or BAYK in the event any Regulatory Approval required to be obtained pursuant to Section 6.1(b) has been denied by the relevant Governmental Authority and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, unless the denial of such regulatory approval shall be due to, or materially contributed to by, the fault of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth in this Agreement;

(d) Breach of Representation or Warranty. By either BRBS or BAYK (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of BRBS and Section 6.3(a) in the case of BAYK;

(e) Breach of Covenant or Agreement. By either BRBS or BAYK (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breach would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(b) in the case of BRBS and Section 6.3(b) in the case of BAYK;

(f) BAYK Solicitation and Recommendation Matters; BAYK Shareholders Meeting Failure. By BRBS, at any time prior to the BAYK Shareholder Approval, (i) if BAYK has failed to make the BAYK Board Recommendation, (ii) upon a Change in BAYK Recommendation or upon BAYK’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if BAYK has failed to comply in all material respects with its obligations under Section 5.3(b) and Section 5.5;

(g) No BAYK Shareholder Approval. By either BRBS or BAYK, if the BAYK Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the BAYK Shareholders Meeting;

(h) BRBS Solicitation and Recommendation Matters; BRBS Shareholders Meeting Failure. By BAYK, at any time prior to the BRBS Shareholder Approval, (i) if BRBS has failed to make the BRBS Board Recommendation, (ii) upon a Change in BRBS Recommendation or upon BRBS’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if BRBS has failed to comply in all material respects with its obligations under Section 5.3(a) and Section 5.5;

(i) No BRBS Shareholder Approval. By either BRBS or BAYK, if the BRBS Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the BRBS Shareholders Meeting;

(j) BAYK Superior Proposal. By BAYK if the Board of Directors of BAYK determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that BAYK pays to BRBS the Termination Fee simultaneously with such termination pursuant to Section 7.4(b); or

(k) BRBS Superior Proposal. By BRBS if the Board of Directors of BRBS determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that BRBS pays to BAYK the Termination Fee simultaneously with such termination pursuant to Section 7.4(d).

7.2 Effect of Termination.

In the event of termination of this Agreement by either party as provided in Section 7.1, none of BRBS, BAYK, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c), Section 5.7, Section 7.1, Section 7.2, Section 7.4, Section 7.5 and Article 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

7.3 Non-Survival of Representations, Warranties and Covenants.

None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, the Affiliate Agreements and the Director Noncompetition Agreements which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.10, Section 5.12 and Section 5.13 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

7.4 Termination Fee.

(a) In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to BAYK shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of BAYK, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to BAYK after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by BAYK or BRBS pursuant to Section 7.1(b) (if the BAYK Shareholder Approval has not theretofore been obtained), (B) by BRBS pursuant to Section 7.1(d) or Section 7.1(e), or (C) by BAYK or BRBS pursuant to Section 7.1(g) and (iii) prior to the date that is twelve (12) months after the date of such termination BAYK enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BAYK shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay BRBS a fee equal to $4,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to the account designated by BRBS.

(b) In the event this Agreement is terminated by BRBS pursuant to Section 7.1(f) or by BAYK pursuant to 7.1(j) then BAYK shall, on the date of termination, pay BRBS the Termination Fee by wire transfer of immediately available funds to the account designated by BRBS.

(c) In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to BRBS shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of BRBS, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to BRBS after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by BRBS or BAYK pursuant to Section 7.1(b) (if the BRBS Shareholder Approval has not theretofore been obtained), (B) by BAYK pursuant to Section 7.1(d) or Section 7.1(e), or (C) by BAYK or BRBS pursuant to Section 7.1(i) and (iii) prior to the date that is twelve (12) months after the date of such termination BRBS enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BRBS shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay BAYK the Termination Fee by wire transfer of immediately available funds to the account designated by BAYK.

(d) In the event this Agreement is terminated by BAYK pursuant to Section 7.1(h) or by BRBS pursuant to Section 7.1(k), then BRBS shall, on the date of termination, pay BAYK the Termination Fee by wire transfer of immediately available funds to the account designated by BAYK.

(e) Each of BRBS and BAYK acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BRBS and BAYK, respectively, would not enter into this Agreement. Accordingly, if BRBS or BAYK, as applicable, fails promptly to pay the amount due pursuant to this Section 7.4, and, in order to obtain such payment, BRBS or BAYK, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 7.4, BRBS or BAYK, as applicable, shall pay to the other party its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

7.5 Expenses.

Except as otherwise expressly provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and other Governmental Authorities in connection with the Merger shall be borne equally by BRBS and BAYK.

ARTICLE 8

GENERAL PROVISIONS

8.1 Entire Agreement.

This Agreement, including the Disclosure Letters of each party and the exhibits hereto, and the Confidentiality Agreements contain the entire agreement between BRBS and BAYK with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2 Binding Effect; No Third-Party Rights.

This Agreement shall bind BRBS and BAYK and their respective successors and assigns. Other than Sections 5.10, 5.12 and 5.13 and for the rights of BAYK’s shareholders arising after the Effective Time under Article 2, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

8.3 Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the BRBS Shareholders Meeting or the BAYK Shareholders Meeting, except statutory requirements and requisite approvals of shareholders and Regulatory Approvals.

8.4 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof. The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the Commonwealth of Virginia.

8.5 Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered, facsimile transmitted (with confirmation) or delivered by e-mail (with confirmation); (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to BRBS:

Brian K. Plum

President and Chief Executive Officer

Blue Ridge Bankshares, Inc.

1807 Seminole Trail

Charlottesville, Virginia 22911

Facsimile: (540) 743-5536

E-mail: bplum@mybrb.com

with a copy to:

Mark Windon Jones

Troutman Pepper Hamilton Sanders LLP

Troutman Pepper Building

1001 Haxall Point

Richmond, Virginia 23219

Facsimile: (804) 698-6034

E-mail: mark.jones@troutman.com

If to BAYK:

Randal R. Greene

President and Chief Executive Officer

Bay Banks of Virginia, Inc.

1801 Bayberry Court

Richmond, Virginia 23236

Facsimile: (804) 435-0543

E-mail: randal.greene@vcb.bank

with a copy to:

Scott H. Richter

Lee G. Lester

Williams Mullen

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

Facsimile: (804) 420-6507

E-mail: srichter@williamsmullen.com

llester@williamsmullen.com

8.6 Counterparts; Facsimile Signature.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

8.7 Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8 Confidential Supervisory Information.

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 261.2(c) and as identified in 12 C.F.R. Section 309.5(g)(8)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

8.9 Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

BAY BANKS OF VIRGINIA, INC.

By:	/s/ Randal R. Greene
Randal R. Greene
President and Chief Executive Officer

EXHIBIT 1.1

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

BLUE RIDGE BANKSHARES, INC.

AND

BAY BANKS OF VIRGINIA, INC.

Pursuant to this Plan of Merger (“Plan of Merger”), BAY BANKS OF VIRGINIA, INC., a Virginia corporation (“BAYK”), shall merge with and into BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRBS”).

ARTICLE 1

Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 12, 2020, between BRBS and BAYK (the “Agreement”), at the Effective Time (as defined herein), BAYK shall be merged with and into BRBS (the “Merger”) in accordance with the provisions of Virginia law, and with the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). The separate corporate existence of BAYK thereupon shall cease, and BRBS shall be the surviving corporation in the Merger (BRBS is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2(a) of the Agreement (the “Effective Time”). Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of BAYK, and all of the debts, liabilities, obligations, claims, restrictions and duties of BAYK shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1 Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of BRBS or BAYK, or their respective shareholders:

(a) Subject to Section 2.1(e), each share of common stock, no par value per share, of BRBS (“BRBS Common Stock”), that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.

(b) Subject to Section 2.1(e), each share of common stock, par value $5.00 per share, of BAYK (“BAYK Common Stock”), that is issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 2.8), shall be converted into and exchanged for the right to receive 0.5000 shares (the “Exchange Ratio”) of common stock, no par value per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).

(c) All shares of BAYK Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d) Each certificate previously representing shares of BAYK Common Stock (a “BAYK Common Certificate”) and the non-certificated shares of BAYK Common Stock (the “BAYK Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of BAYK Common Stock (i) the Merger Consideration upon the surrender of such BAYK Common Certificate or BAYK Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(e) Each share of BAYK Common Stock held by either party and each share of BRBS Common Stock held by BAYK or any of BAYK’s Subsidiaries (as defined in the Agreement) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BRBS Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2 Exchange Procedures.

(a) On or before the Closing Date (as defined in the Agreement), BRBS shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by BRBS (in such capacity, the “Exchange Agent”), for the benefit of the holders of the BAYK Common Certificates and BAYK Book-Entry Shares, at the election of BRBS, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) issuable pursuant to this Article 2, together with any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for BAYK Common Certificates and BAYK Book-Entry Shares.

(b) As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of BAYK Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s BAYK Common Certificates or BAYK Book-Entry Shares for the Merger Consideration.

(c) The Continuing Corporation shall cause the Merger Consideration into which shares of BAYK Common Stock are converted at the Effective Time, and dividends or distributions that a BAYK shareholder shall be entitled to receive, to be issued and paid to such BAYK shareholder upon proper surrender to the Exchange Agent of BAYK Common Certificates and BAYK Book-Entry Shares representing such shares of BAYK Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.

(d) Any BAYK shareholder whose BAYK Common Certificates or BAYK Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of BAYK for nine (9) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof). Any shareholders of BAYK who have not complied with this Article 2 shall thereafter be entitled to look only to the Continuing Corporation, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of BAYK Common Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon.

(f) None of the Exchange Agent, either of the parties hereto, any Subsidiaries of BRBS or BAYK, respectively, or the Continuing Corporation shall be liable to any shareholder of BAYK for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3 BAYK Stock Options and Other Equity-Based Awards.

(a) At the Effective Time, each option, whether vested or unvested, to purchase shares of BAYK Common Stock granted under an equity or equity-based compensation plan of BAYK (a “BAYK Stock Plan”) that is outstanding and unexercised immediately prior to the Effective Time (a “BAYK Stock Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such BAYK Stock Option (except as provided otherwise in this Section 2.3(a) and taking into account any changes thereto, including any acceleration of vesting thereof, provided for in a BAYK Stock Plan or in the related award document by reason of the Merger), the number of shares of Continuing Corporation Common Stock equal to the product of (i) the number of shares of BAYK Common Stock subject to the BAYK Stock Option multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The exercise price per share (rounded up to the next whole cent) of each Replacement Option shall equal (y) the exercise price per share of shares of BAYK Common Stock subject to such BAYK Stock Option divided by (z) the Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, each BAYK Stock Option that is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be adjusted if necessary in accordance with Treasury Regulation Section 1.424-1(a), and all other options shall be adjusted if necessary in a manner that maintains the option’s exemption from Section 409A of the Code.

(b) At the Effective Time, each restricted stock award granted under a BAYK Stock Plan that is unvested or contingent and outstanding immediately prior to the Effective Time (a “BAYK Stock Award”) shall vest fully and shall be converted into the right to receive the Merger Consideration payable pursuant to this Agreement in respect of each share of BAYK Common Stock underlying such BAYK Stock Award, and the shares of BAYK Common Stock subject to such BAYK Stock Award will be treated in the same manner as all other shares of BAYK Common Stock for such purposes.

(c) At the Effective Time, the Continuing Corporation shall assume the BAYK Stock Plans; provided that the Continuing Corporation shall have the right but no obligation to make additional grants or awards under the BAYK Stock Plans. The provisions of any such BAYK Stock Plan will be unchanged, except that (i) all references to BAYK (other than any references relating to a “change in control” (or similar term) of BAYK) in the BAYK Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to the Continuing Corporation, unless the Continuing Corporation reasonably determines otherwise, and (ii) the number of shares of Continuing Corporation Common Stock available for issuance pursuant to the BAYK Stock Plan following the Effective Time shall be equal to the number of shares of BAYK Common Stock so available immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of Continuing Corporation Common Stock.

(d) At or prior to the Effective Time, the Board of Directors of BAYK or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of BRBS) and take any actions (after consultation with BRBS) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of BRBS) to each holder of a BAYK Stock Option and BAYK Stock Award of the treatment of such award pursuant to this Section 2.3.

(e) BRBS, prior to the Effective Time, and the Continuing Corporation, as soon as practicable following the Effective Time, shall take all corporate actions that are necessary for the assumption of the Replacement Options, including the reservation, issuance and listing of Continuing Corporation Common Stock as necessary to effect the transactions contemplated by this Section 2.3 and the provision of any notice or amended award agreement to each holder of a Replacement Option. As soon as practicable following the Effective Time, the Continuing Corporation shall file with the Securities and Exchange Commission a post-effective amendment to the Form S-4 that registered the Continuing Corporation Common Stock issued in connection with the Merger or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Continuing Corporation Common Stock underlying such Replacement Options and with respect to a number of shares of Continuing Corporation Common Stock reflective, on an as-coverted basis, of the number of shares of BAYK Common Stock previously registered under the BAYK Stock Plans, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Replacement Options remain outstanding.

2.4 No Fractional Shares.

Each holder of shares of BAYK Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of BRBS Common Stock on the NYSE American market for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time.

2.5 Anti-Dilution.

In the event BRBS changes (or establishes a record date for changing) the number of shares of BRBS Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6 Dividends.

No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any BAYK Common Certificate or BAYK Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the BAYK Common Certificate or BAYK Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).

2.7 Withholding Rights.

Each of the Continuing Corporation and the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8 Dissenting Shares.

Any holder of shares of BAYK Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Article 15 of the VSCA shall be entitled to receive from BRBS, in lieu of the Merger Consideration, the value of such shares as to which appraisal rights have been perfected in cash as determined pursuant to the VSCA; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of the VSCA, and surrendered to BAYK the certificate or certificates representing the shares for which payment is being made (the “Dissenting Shares”). In the event that after the Effective Time a dissenting shareholder of BAYK fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, BRBS shall issue and deliver the consideration to which such holder of shares of BAYK Common Stock is entitled under this Article 2 (without interest) upon surrender by such holder of the BAYK Common Certificate or BAYK Book-Entry Shares representing such shares.

ARTICLE 3

Articles of Incorporation and Bylaws of BRBS

The Articles of Incorporation of BRBS as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of BRBS at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BRBS as in effect immediately prior to the Effective Time shall be the Bylaws of BRBS at and after the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE 4

Conditions Precedent

The obligations of BRBS and BAYK to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

EXHIBIT 1.3(a)

To the Agreement and

Plan of Reorganization

FORM OF SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER

BETWEEN

BLUE RIDGE BANK, NATIONAL ASSOCIATION

AND

VIRGINIA COMMONWEALTH BANK

This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Bank Agreement”), dated [_________], 2020, is between BLUE RIDGE BANK, NATIONAL ASSOCIATION, a national banking association (“Blue Ridge Bank”), and VIRGINIA COMMONWEALTH BANK, a Virginia chartered commercial bank.

ARTICLE 1

Terms of the Merger

1.1 The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 12, 2020 (the “Agreement”), between Blue Ridge Bankshares, Inc. (“BRBS”) and Bay Banks of Virginia, Inc. (“BAYK”), at the Effective Time (as defined herein), Virginia Commonwealth Bank shall be merged with and into Blue Ridge Bank (the “Merger”) in accordance with the provisions of the National Bank Act and the rules and regulations promulgated thereunder and, with respect to Virginia Commonwealth Bank, pursuant to the Virginia Stock Corporation Act. Blue Ridge Bank shall be the surviving national banking association in the Merger (Blue Ridge Bank as existing on and after the Effective Time is sometimes referred to herein as the “Continuing Bank”). The Merger shall become effective on such date and time as specified in Article 6 hereof (the “Effective Time”).

1.2 Articles of Association; Bylaws.

The Articles of Association and Bylaws of Blue Ridge Bank in effect immediately prior to the consummation of the Merger shall continue to remain in effect following the Effective Time until otherwise amended.

1.3 Conversion of Shares.

Each share of common stock of Blue Ridge Bank issued and outstanding immediately prior to the Effective Time shall continue unchanged as an outstanding share of common stock of the Continuing Bank, and each outstanding share of common stock of Virginia Commonwealth Bank shall be cancelled and retired with no consideration to be issued or paid in exchange therefor.

1.4 Assets and Liabilities.

All assets of Virginia Commonwealth Bank as they exist at the Effective Time shall pass to and vest in the Continuing Bank without any conveyance or other transfer. The Continuing Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Effective Time.

ARTICLE 2

Board of Directors

Immediately after the Effective Time, the Board of Directors of the Continuing Bank shall consist of all of the following individuals:

[Insert names of the BRBS Directors and BAYK Directors (as such terms are defined in the Agreement)]

ARTICLE 3

Capital Stock

The amount of capital stock of the Continuing Bank after the Effective Time shall be [$____ million], divided into [____________] shares of common stock, each of $[____________] par value. At the Effective Time, the Continuing Bank shall have a surplus of approximately [$____ million], undivided profits, including capital reserves, of approximately [$____ million] and accumulated other comprehensive income of approximately [$____ thousand], adjusted however, for normal and merger-related earnings and expenses between [____________], 2020 and the Effective Time.

ARTICLE 4

Conditions Precedent

The obligations of Blue Ridge Bank and Virginia Commonwealth Bank to effect the Merger as herein provided shall be subject to the receipt of all applicable regulatory approvals and to the prior effectiveness of the merger of BAYK with and into BRBS in accordance with the Agreement.

ARTICLE 5

Termination

This Subsidiary Bank Agreement may be terminated at any time prior to the Effective Time by the parties hereto.

ARTICLE 6

Board and Shareholder Approvals; Effectiveness

This Subsidiary Bank Agreement has been authorized and approved by the respective boards of directors of Blue Ridge Bank and Virginia Commonwealth Bank, by BRBS as the sole shareholder of Blue Ridge Bank and by BAYK as the sole shareholder of Virginia Commonwealth Bank, and the merger shall become effective as of [__]:[__] a.m. Eastern Time, on [_____________], 2020, and the parties hereto request that such time and date be specified in the merger approval to be issued by the Comptroller of the Currency of the United States.

[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BLUE RIDGE BANK, NATIONAL ASSOCIATION

By:
Brian K. Plum
President and Chief Executive Officer

VIRGINIA COMMONWEALTH BANK

By:
Randal R. Greene
Chief Executive Officer

EXHIBIT 1.4(a)

To the Agreement and

Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Corporation

Article 4 of the Bylaws shall be amended by adding a new Section 13 as set forth below.

13. Board Composition.

(a) Effective as of the Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall be comprised of 13 Directors, of which seven shall be members of the Board of Directors of the Corporation prior to the Effective Time (each a “BRBS Director” and collectively the “BRBS Directors”), and six shall be members of the Board of Directors of Bay Banks of Virginia, Inc. (“BAYK”) prior to the Effective Time (each a “BAYK Director” and collectively the “BAYK Directors”). The BRBS Directors and the BAYK Directors shall be apportioned among the three classes of the Board of Directors of the Corporation in a manner as nearly equal as possible; provided, however, that the Chief Executive Officer of BAYK immediately preceding the Effective Time shall be designated to serve in the class of directors for a term expiring in 2024. For the purposes of these Bylaws, the term “Effective Time” shall have the same meaning as defined in the Agreement and Plan of Reorganization, dated as of August 12, 2020, between the Corporation and BAYK, as the same may be amended from time to time.

(b) Notwithstanding any other provision of these Bylaws that may be to the contrary, from and after the Effective Time through the third anniversary of the Effective Time, all vacancies on the Board of Directors of the Corporation created by the cessation of service of a BRBS Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining BRBS Directors, and all vacancies on the Board of Directors of the Corporation created by the cessation of service of a BAYK Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining BAYK Directors, as applicable. In the event such majority of the remaining BRBS Directors or remaining BAYK Directors, as applicable, determine not to immediately propose a nominee to the nominating committee in order to fill a respective director vacancy, such BRBS Directors or BAYK Directors shall provide the Board of Directors of the Corporation with written notice of such determination and the total number of Directors of the Corporation set forth in subsection (a) of this Section 13 and the total number of BRBS Directors or BAYK Directors set forth in subsection (a) of this Section 13, as the case may be, shall be reduced to reflect that the vacancy was not immediately filled. Notwithstanding the preceding sentence and any determination by the remaining BRBS Directors or BAYK Directors described therein, (i) the right of, and authority granted to, the remaining BRBS Directors or remaining BAYK Directors to fill a future vacancy as set forth in the first sentence of this subsection (b) of this Section 13 shall not terminate upon such determination, and (ii) the remaining BRBS Directors or remaining BAYK Directors, as the case may be, shall, from and after the Effective Time through the third anniversary of the Effective Time, have the right (but not the obligation) to increase the size of the Board of Directors of the Corporation for the purpose of appointing additional BRBS Directors or BAYK Directors, as applicable, so that the size and composition of the Board of Directors is as set forth in subsection (a) of this Section 13.

(c) All Directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of the BRBS Directors shall be considered “BRBS Directors” for purposes of these Bylaws, and all Directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of BAYK Directors shall be considered “BAYK Directors” for purposes of these Bylaws.

(d) From and after the Effective Time through the third anniversary of the Effective Time, the provisions of this Section 13 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 13 may be adopted, only by an affirmative vote of a majority of the BAYK Directors and a majority of the BRBS Directors. This Section 13 will automatically terminate and be deemed repealed in full effective as of the third anniversary of the Effective Time without any further action by the Board of Directors of the Corporation. In the event of any inconsistency between any provision of this Section 13 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 13 shall control.

EXHIBIT 1.4(b)

To the Agreement and

Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Bank

Article II of the Bylaws shall be amended by adding a new Section 2.12 as set forth below.

2.12 Board Composition.

(a) Effective as of the Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall be comprised of 13 Directors, of which seven shall be members of the Board of Directors of the Corporation prior to the Effective Time (each a “BRBS Director” and collectively the “BRBS Directors”), and six shall be members of the Board of Directors of Bay Banks of Virginia, Inc. (“BAYK”) prior to the Effective Time (each a “BAYK Director” and collectively the “BAYK Directors”). The BRBS Directors and the BAYK Directors shall be apportioned among the three classes of the Board of Directors of the Corporation in a manner as nearly equal as possible; provided, however, that the Chief Executive Officer of BAYK immediately preceding the Effective Time shall be designated to serve in the class of directors for a term expiring in 2024. For the purposes of these Bylaws, the term “Effective Time” shall have the same meaning as defined in the the Agreement and Plan of Reorganization, dated as of August 12, 2020, between the Corporation and BAYK, as the same may be amended from time to time.

(b) Notwithstanding any other provision of these Bylaws that may be to the contrary, from and after the Effective Time through the third anniversary of the Effective Time, all vacancies on the Board of Directors of the Corporation created by the cessation of service of a BRBS Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining BRBS Directors, and all vacancies on the Board of Directors of the Corporation created by the cessation of service of a BAYK Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining BAYK Directors, as applicable. In the event such majority of the remaining BRBS Directors or remaining BAYK Directors, as applicable, determine not to immediately propose a nominee to the nominating committee in order to fill a respective director vacancy, such BRBS Directors or BAYK Directors shall provide the Board of Directors of the Corporation with written notice of such determination and the total number of Directors of the Corporation set forth in Section 12.2(a) and the total number of BRBS Directors or BAYK Directors set forth in Section 12.2(a), as the case may be, shall be reduced to reflect that the vacancy was not immediately filled. Notwithstanding the preceding sentence and any determination by the remaining BRBS Directors or BAYK Directors described therein, (i) the right of, and authority granted to, the remaining BRBS Directors or remaining BAYK Directors to fill a future vacancy as set forth in the first sentence of this Section 12.2(b) shall not terminate upon such determination, and (ii) the remaining BRBS Directors or remaining BAYK Directors, as the case may be, shall, from and after the Effective Time through the third anniversary of the Effective Time, have the right (but not the obligation) to increase the size of the Board of Directors of the Corporation for the purpose of appointing additional BRBS Directors or BAYK Directors, as applicable, so that the size and composition of the Board of Directors is as set forth in Section 12.2(a).

(c) All Directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of the BRBS Directors shall be considered “BRBS Directors” for purposes of these Bylaws, and all Directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of BAYK Directors shall be considered “BAYK Directors” for purposes of these Bylaws.

(d) From and after the Effective Time through the third anniversary of the Effective Time, the provisions of this Section 12.2 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 12.2 may be adopted, only by an affirmative vote of a majority of the BAYK Directors and a majority of the BRBS Directors. This Section 12.2 will automatically terminate and be deemed repealed in full effective as of the third anniversary of the Effective Time without any further action by the Board of Directors of the Corporation. In the event of any inconsistency between any provision of this Section 12.2 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 12.2 shall control.

EXHIBIT 5.8(a)

To the Agreement and

Plan of Reorganization

FORM OF BAYK AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 12, 2020, is by and among BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRBS”), BAY BANKS OF VIRGINIA, INC., a Virginia corporation (“BAYK”), and the undersigned shareholder of BAYK (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of BRBS and BAYK have approved a business combination of their companies through the merger (the “Merger”) of BAYK with and into BRBS pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 12, 2020, by and between BRBS and BAYK, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $5.00 per share, of BAYK (“BAYK Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BAYK Common Stock subsequently acquired by Shareholder during the term of this Agreement, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BRBS and BAYK entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreement to Vote.

During the term of this Agreement and at such time as BAYK conducts the BAYK Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the BAYK Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BAYK under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BRBS or BAYK under the Merger Agreement.

2. Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a) Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for Shareholder’s Shares, Shareholder is not the beneficial or registered owner of any other shares of BAYK Common Stock or rights to acquire shares of BAYK Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares. In addition, during the term of this Agreement, Shareholder will not sell, directly or indirectly, any shares of BRBS Common Stock in a transaction or transactions effected over the NYSE American market.

(c) Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BRBS in writing.

(f) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BAYK should not support the Merger.

3. No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4. Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BAYK affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BAYK issued to or acquired by Shareholder.

5. Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of BAYK is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of BAYK, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of BAYK. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of BAYK, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BRBS is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BAYK is otherwise entitled to terminate the Merger Agreement.

6. Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, BAYK or BRBS, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7. Stop Transfer Order.

In furtherance of this Agreement, as soon as practicable after the date hereof, Shareholder shall authorize and instruct BAYK to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9. Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, the Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with Virginia Commonwealth Bank such banking relationships (e.g., lending, deposit or other accounts) that the Shareholder (or affiliates thereof) currently maintains with BAYK and Virginia Commonwealth Bank, in form and substance substantially the same as currently maintained; and (ii) after the Subsidiary Bank Merger and until the one (1) year anniversary of the Subsidiary Bank Merger, he or she will use best efforts to maintain and continue with BRBS and Blue Ridge Bank such banking relationships that the Shareholder (or affiliates thereof) maintained with BAYK and Virginia Commonwealth Bank prior to the Subsidiary Bank Merger.

10. Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

11. Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

12. Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BRBS or BAYK, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BAYK.

13. Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate Virginia Commonwealth Bank as a third-party beneficiary of this Agreement, with Virginia Commonwealth Bank having the right to enforce the terms hereof.

14. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

15. Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

IN WITNESS WHEREOF, BRBS, BAYK and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BLUE RIDGE BANKSHARES, INC.

By:
Brian K. Plum
President and Chief Executive Officer

BAY BANKS OF VIRGINIA, INC.

By:
Randal R. Greene
President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares (including restricted stock):

EXHIBIT 5.8(b)

To the Agreement and

Plan of Reorganization

FORM OF BRBS AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 12, 2020, is by and among BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRBS”), BAY BANKS OF VIRGINIA, INC., a Virginia corporation (“BAYK”), and the undersigned shareholder of BRBS (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of BRBS and BAYK have approved a business combination of their companies through the merger (the “Merger”) of BAYK with and into BRBS pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 12, 2020, by and between BRBS and BAYK, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, no par value per share, of BRBS (“BRBS Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BRBS Common Stock subsequently acquired by Shareholder during the term of this Agreement, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BRBS and BAYK entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreement to Vote.

During the term of this Agreement and at such time as BRBS conducts the BRBS Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the BRBS Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BRBS under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BRBS or BAYK under the Merger Agreement.

2. Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a) Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for Shareholder’s Shares, Shareholder is not the beneficial or registered owner of any other shares of BRBS Common Stock or rights to acquire shares of BRBS

Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares. In addition, during the term of this Agreement, Shareholder will not sell, directly or indirectly, any shares of BRBS Common Stock in a transaction or transactions effected over the NYSE American market.

(c) Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BAYK in writing.

(f) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BRBS should not support the Merger.

3. No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4. Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BRBS affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BRBS issued to or acquired by Shareholder.

5. Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of BRBS is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of BRBS, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of BRBS. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of BRBS, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BAYK is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BRBS is otherwise entitled to terminate the Merger Agreement.

6. Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, BAYK or BRBS, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7. Stop Transfer Order.

In furtherance of this Agreement, as soon as practicable after the date hereof, Shareholder shall authorize and instruct BRBS to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9. Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

10. Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

11. Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BRBS or BAYK, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BRBS.

12. Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate Blue Ridge Bank as a third-party beneficiary of this Agreement, with Blue Ridge Bank having the right to enforce the terms hereof.

13. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

14. Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

IN WITNESS WHEREOF, BRBS, BAYK and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BLUE RIDGE BANKSHARES, INC.

By:
Brian K. Plum
President and Chief Executive Officer

BAY BANKS OF VIRGINIA, INC.

By:
Randal R. Greene
President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares (including restricted stock):

EXHIBIT 5.9

To the Agreement and

Plan of Reorganization

FORM OF DIRECTORS NONCOMPETITION AGREEMENT

[        ], 20[        ]

Blue Ridge Bankshares, Inc.

1807 Seminole Trail

Charlottesville, Virginia 22911

Ladies and Gentlemen:

The undersigned is a director of Bay Banks of Virginia, Inc., a Virginia corporation (“BAYK”), and Virginia Commonwealth Bank, the wholly-owned Virginia chartered commercial bank subsidiary of BAYK. Blue Ridge Bankshares, Inc., a Virginia corporation (“BRBS”), has agreed to a merger transaction with BAYK (the “Merger”), pursuant to an Agreement and Plan of Reorganization, dated as of August 12, 2020, by and between BRBS and BAYK, and a related Plan of Merger (collectively, the “Agreement”). The undersigned has been offered the opportunity to become a member of the Board of Directors of the Continuing Corporation (as defined in the Agreement) or the Board of Directors of the Continuing Bank (as defined in the Agreement), at and after the Effective Time (as defined in the Agreement) of the Merger. This Agreement shall become effective at the Effective Time and if and only if the Merger is consummated.

As a condition of acceptance of such offer, and subject to the exceptions below, the undersigned hereby agrees that, for the longer of (i) twenty-four (24) months following the Effective Time or (ii) the period that the undersigned shall be a member of the Continuing Corporation Board of Directors, the Continuing Bank Board of Directors or an advisory board of the Continuing Bank, the undersigned will not, directly or indirectly: (A) become a member of the board of directors or an advisory board of, or be an organizer of, or be a five percent (5%) or more shareholder of, any entity engaged in or formed for the purpose of engaging in a Competitive Business anywhere in the Market Area (as such terms are defined herein); or (B) in any individual or representative capacity whatsoever, knowingly induce any individual to terminate his or her employment with BRBS or its Affiliates (as such term is defined herein).

As used in this Agreement, the term “Competitive Business” means the financial services business, which includes one or more of the following businesses: consumer and commercial banking, insurance brokerage, asset management, residential and commercial mortgage lending, and any other business in which BRBS or any of its Affiliates are engaged; the term “Market Area” means (i) the Virginia cities of Colonial Heights, Hopewell, Petersburg and Richmond and the Virginia counties of Chesterfield, Dinwiddie, Henrico, Lancaster, Middlesex, Northumberland, Prince George, Richmond and Westmoreland, and any cities, towns and counties directly adjacent to such localities, and (ii) any other city, town, county or municipality in Virginia in which BRBS has established and is continuing to operate a banking, mortgage or loan production office (excluding, for purposes of this letter agreement, an office providing solely residential mortgage loans, unless such office is in the areas identified in clause (i) above); the term “Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, BRBS; and the term “Person” means any person, partnership, corporation, company, group or other entity.

Notwithstanding the foregoing, in no event shall the undersigned be prevented from continuing to engage in, or being or continuing to engage in any activities as an officer, employee, owner, shareholder, partner or member in or of, or a member of the board of directors or a member of an advisory board of, any entity engaged in, a Competitive Business if the undersigned holds such position (or a corresponding position with the predecessor to such entity) or otherwise engages in that Competitive Business on the date hereof.

This letter agreement is the complete agreement between BRBS and the undersigned concerning the subject matter hereof and shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, without regard to its conflicts of laws provisions.

This letter agreement is executed as of the [            ] day of [            ] 20[        ].

Very truly yours,

[Insert Name]

Appendix B

OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

August 12, 2020

Board of Directors

Blue Ridge Bankshares, Inc.

1807 Seminole Trail

Charlottesville, VA 22835

Members of the Board of Directors:

We understand that Blue Ridge Bankshares, Inc. (the “Company” or “BRBS”) and Bay Banks of Virginia (“BAYK”) propose to enter into the Agreement (defined below) pursuant to which, among other things, BAYK will be merged with and into BRBS (the “Merger”), with BRBS as the surviving corporation, and that, in connection with the Merger, (i) each outstanding share of common stock, $5.00 par value per share, of BAYK (“BAYK Common Shares”), other than the Dissenting Shares (as defined below), will be converted into the right to receive 0.5000 shares (the “Exchange Ratio”) of BRBS common stock, no par value per share (“BRBS Common Shares”), and (ii) Virginia Commonwealth Bank, a wholly-owned subsidiary of BAYK, shall be merged with and into Blue Ridge Bank, National Association, a wholly-owned subsidiary of BRBS, with Blue Ridge, National Association as the surviving institution. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair from a financial point of view to the Company. For purposes of this Opinion, and with your consent, we have assumed that there are approximately 5.7 million BRBS Common Shares issued and outstanding and approximately 13.3 million BAYK Common Shares issued and outstanding, each on a fully-diluted basis. “Dissenting Shares” are defined as any BAYK Common Shares held by holders who perfect appraisal rights in accordance with and as contemplated by Article 15 of the Virginia Stock Corporation Act.

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft dated August 1, 2020 of the Agreement and Plan of Merger between BRBS and BAYK (the “Agreement”);

2.

reviewed certain information related to the historical condition and prospects of the Company and BAYK, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections for each of the Company and BAYK certified by the management of the Company (together, the “Projections”) and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other pro forma financial adjustments expected to result from the Merger, as prepared by management of the Company (the “Pro Forma Financial Adjustments”);

3.

reviewed the Company’s and BAYK’s (a) audited financial statements for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017; and (b) unaudited financial statements for the six month period ended June 30, 2020;

4.	reviewed the Company’s and BAYK’s recent public filings and certain other publicly available information regarding the Company and BAYK;

5.	reviewed the financial and operating performance of the Company and BAYK and those of other selected public companies that we deemed to be relevant;

880 Carillon Parkway // St. Petersburg, FL 33716

T 727.567.1000 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Board of Directors

Blue Ridge Bankshares, Inc.

August 12, 2020

6.

reviewed the current and historical market prices and trading volume for BRBS Common Shares and for BAYK Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	compared the relative contributions of the Company and BAYK to certain financial statistics of the combined company on a pro forma basis;

8.	reviewed certain potential pro forma financial effects of the Merger on earnings per share, capitalization and financial ratios of the Company;

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

10.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

11.

discussed with members of the senior management of each of the Company and BAYK certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and BAYK, respectively, and the financial condition and future prospects and operations of the Company and BAYK, respectively.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or BAYK is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or BAYK is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or of BAYK. With respect to the Projections, Pro Forma Financial Adjustments, and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, Pro Forma Financial Adjustments and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. With respect to the future estimates of potential cost savings, operating efficiencies, revenue effects, one-time costs and other financial adjustments expected to result from the Merger (the “Synergies”) underlying the Pro Forma Financial Adjustments, we have, with your consent, assumed that they will be realized in the amounts and at the time periods indicated thereby. We express no opinion with respect to the Projections, Pro Forma Financial Adjustments, Synergies or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner

Board of Directors

Blue Ridge Bankshares, Inc.

August 12, 2020

that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger, BAYK or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of August 12, 2020 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, the Company, or BAYK and this Opinion does not purport to address potential developments in any such markets. As you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analysis, this Opinion, the Merger, the Company or BAYK. We have relied upon and assumed, without independent verification, that, other than as has been disclosed to us, there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or BAYK since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. We provided advice to the Company with respect to the proposed Merger. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. This letter does not express any opinion as to the likely trading range of BRBS Common Shares or BAYK Common Shares following announcement or consummation of the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of BAYK and the Company at that time. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, regulatory, accounting and tax matters with respect to the Company, BAYK and the Merger, including, without limitation, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal

Board of Directors

Blue Ridge Bankshares, Inc.

August 12, 2020

Revenue Code of 1986, as amended. We are not experts in the evaluation of allowances for loan and lease losses and have not independently verified such allowances or reviewed or examined any individual loan or credit files. We assumed, with your consent, that the allowance for loan and lease losses (i) set forth in the financial statements of the Company and BAYK are adequate to cover such losses, (ii) will be adequate on a pro forma basis for the combined entity and (iii) comply fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements.

In formulating this Opinion, we have considered only the Exchange Ratio as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such person, whether relative to the consideration received by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or BAYK or the ability of the Company or BAYK to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Merger or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and BAYK for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company in the previous two years, including (i) having served as sole financial advisor for the Company’s purchase of Virginia Community Bankshares, Inc. in May 2019, and (ii) having served as sole placement agent for a common equity private placement in February 2019, in each case, for which Raymond James received fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, BAYK and other participants in the Merger in the future, for which Raymond James may receive compensation.

We have assumed that the BRBS Common Shares to be issued in the Merger to the shareholders of the Company will be listed on the NYSE American. It is understood that this letter is for the information of the Board of Directors of the Company (in each director’s capacity as such) in evaluating the proposed Merger and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or BAYK regarding how such person should act or vote with respect to the proposed Merger, whether to enter into a voting agreement with respect to the proposed Merger or any other matter. Furthermore, this letter should not be

Board of Directors

Blue Ridge Bankshares, Inc.

August 12, 2020

construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement, along with a description, reasonably satisfactory to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Appendix C

OPINION OF SANDLER O’NEILL & PARTNERS, L.P.

1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020 P 212 466-7800 | TF 800 635-6851 Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

August 12, 2020

Board of Directors

Bay Banks of Virginia, Inc.

1801 Bayberry Court, Suite 101

Richmond, VA 23226

Ladies and Gentlemen:

Bay Banks of Virginia, Inc. (“BAYK”) and Blue Ridge Bankshares, Inc. (“BRBS”) are proposing to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which BAYK will merge with and into BRBS with BRBS as the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of common stock, $5.00 par value per share, of BAYK (“BAYK Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of BAYK Common Stock as specified in the Agreement, shall be converted into and exchanged for the right to receive 0.5000 of a share (the “Exchange Ratio”) of common stock, no par value, of BRBS (“BRBS Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of BAYK Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated August 12, 2020; (ii) certain publicly available financial statements and other historical financial information of BAYK that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of BRBS that we deemed relevant; (iv) certain internal financial projections for BAYK for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of BAYK; (v) certain internal financial projections for BRBS for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years ending December 31, 2023 and December 31, 2024 and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of BRBS; (vi) the pro forma financial impact of the Merger on BRBS based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments to BAYK’s loan loss provision expense for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of BRBS; (vii) the relative contribution of assets, equity and earnings of BAYK and BRBS to the combined entity, as well as their respective business models, deposit bases, branch locations and opportunities for synergies and cost savings as a result of the Merger, as discussed with the senior management of BAYK; (viii) the publicly reported historical price and trading activity for BAYK Common Stock and BRBS Common Stock, including a comparison of certain stock trading information for BAYK Common Stock and BRBS Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for BAYK and BRBS with similar financial institutions for which information is publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of BAYK and its representatives the business, financial condition, results of operations and prospects of BAYK and held similar discussions with certain members of the senior management of BRBS and its representatives regarding the business, financial condition, results of operations and prospects of BRBS.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by BAYK, BRBS or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of BAYK and BRBS that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BAYK or BRBS. We render no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of BAYK or BRBS. We did not make an independent evaluation of the adequacy of the allowance for loan losses of BAYK or BRBS, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to BAYK or BRBS. We have assumed, with your consent, that the respective allowances for loan losses for both BAYK and BRBS are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for BAYK for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of BAYK. In addition, Piper Sandler used certain internal financial projections for BRBS for the years ending December 31, 2020 through December 31, 2022, as well as an estimated long-term annual net income and asset growth rate for the years ending December 31, 2023 and December 31, 2024 and estimated dividends per share for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of BRBS. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments to BAYK’s loan loss provision expense for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of BRBS. With respect to the foregoing information, the respective senior managements of BAYK and BRBS confirmed to us that such information reflected the best currently available estimates and judgements of those respective senior managements as to the future financial performance of BAYK and BRBS, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in BAYK’s or BRBS’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that BAYK and BRBS will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BAYK, BRBS, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that BAYK has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of BAYK Common Stock or BRBS Common Stock at any time or what the value of BRBS Common Stock will be once it is actually received by the holders of BAYK Common Stock.

We have acted as BAYK’s financial advisor in connection with the Merger and will receive an advisory fee for our services, a portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. BAYK has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler provided certain other investment banking services to BAYK. In summary, Piper Sandler (i) provided specific and general advisory services in 2018 and 2019 for which Piper Sandler received aggregate fees of $100,000, and (ii) acted as placement agent in connection with the offer and sale of BAYK subordinated debt in 2019 for which Piper Sandler received approximately $825,000 in fees and expense reimbursement. In the two years preceding the date hereof, Piper Sandler provided certain investment banking services to BRBS. In summary, Piper Sandler acted as financial advisor in connection with BRBS’s capital raising activities in 2020 for which Piper Sandler received a fee of $300,000. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to BAYK and BRBS. We may also actively trade the equity and debt securities of BAYK and BRBS for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of BAYK in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of BAYK as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of BAYK Common Stock and does not address the underlying business decision of BAYK to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for BAYK or the effect of any other transaction in which BAYK might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any BAYK officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings made in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of BAYK Common Stock from a financial point of view.

Very truly yours,

Appendix D

ARTICLE 15 OF TITLE 13.1 OF THE VIRGINIA STOCK CORPORATION ACT

CODE OF VIRGINIA

TITLE 13.1. CORPORATIONS

CHAPTER 9. VIRGINIA STOCK CORPORATION ACT

ARTICLE 15. APPRAISAL RIGHTS AND OTHER REMEDIES

§ 13.1-729. Definitions.

As used in this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer of such person. For purposes of subdivision B 4 of § 13.1-730, a person is deemed to be an affiliate of its senior executives.

“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the domestic corporation that is the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the survivor in a merger.

“Fair value” means the value of the corporation’s shares determined:

1. Immediately before the effectiveness of the corporate action to which the shareholder objects;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles of incorporation pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the date the corporate action becomes effective until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares of the corporation having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Excluding the voting power of any shares of the corporation acquired pursuant to an offer for all shares having voting power if the offer was made within the previous one year for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action, had the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate of the corporation, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Senior executive” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Shareholder” means a record shareholder, a beneficial shareholder, and a voting trust beneficial owner.

1985, c. 522; 1992, c. 575; 2005, c. 765; 2007, c. 165; 2019, c. 734.

§ 13.1-730. Right to appraisal.

A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, or would be required but for the provisions of subsection G of § 13.1-718, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange in which the corporation is the acquired entity, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that are not acquired in the share exchange;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if the disposition of assets is an interested transaction;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

5. Any other merger, share exchange, disposition of assets, or amendment of the articles of incorporation, in each case to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors;

6. Consummation of a domestication in which a domestic corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the foreign corporation, as the shares held by the shareholder immediately before the domestication; or

7. Consummation of a conversion to an unincorporated entity pursuant to Article 12.2 (§ 13.1-722.8 et seq.).

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4, A 6, and A 7 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933;

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, and directors and by any beneficial shareholder or any voting trust beneficial owner owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the U.S. Securities and Exchange Commission under the federal Investment Company Act of 1940 and that may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 shall be determined as of:

a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights or in the case of an offer made pursuant to subsection G of § 13.1-718, the date of such offer; or

b. The day before the effective date of such corporate action if there is no meeting of shareholders and no offer made pursuant to subsection G of § 13.1-718.

3. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 at the time the corporate action becomes effective.

4. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, except that (i) no such limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as a part of a group, on the action, and (ii) any such limitation or elimination contained in an amendment of the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year after the effective date of such amendment if such action would otherwise afford appraisal rights.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 1986, c. 540; 1988, c. 442; 1990, c. 229; 1992, c. 575; 1996, c. 246; 1999, c. 288; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611; 2019, c. 734.

§ 13.1-731. Assertion of rights by nominees and beneficial owners.

A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder or a voting trust beneficial owner only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial shareholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B. A beneficial shareholder or a voting trust beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

1. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder or the voting trust beneficial owner.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-732. Notice of appraisal rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders’ meeting and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article, the meeting notice, or when no approval of such action is required pursuant to subsection G of § 13.1-718, the offer made pursuant to subsection G of § 13.1-718 shall state the corporation’s position as to the availability of appraisal rights.

If the corporation concludes that appraisal rights are or may be available, a copy of this article shall accompany the meeting notice or offer sent to those record shareholders who are or may be entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent entity shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657 and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article:

1. Written notice stating the corporation’s position as to the availability of appraisal rights shall be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and shall be accompanied by a copy of this article; and

2. Written notice stating the corporation’s position as to the availability of appraisal rights shall be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections H and I of § 13.1-657, may include the materials described in § 13.1-734, and shall be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A, B, or C shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706; 2015, c. 611; 2019, c. 734.

§ 13.1-733. Notice of intent to demand payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation’s secretary before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by shareholders by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Shall deliver to the corporation’s secretary before the proposed action becomes effective written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that such written notice is not required if the notice required by subsection C of § 13.1-732 is given less than 25 days prior to the date such proposed action is effectuated; and

2. Shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. If a corporate action specified in subsection A of § 13.1-730 does not require shareholder approval pursuant to subsection G of § 13.1-718, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares (i) shall deliver to the secretary of the corporation before the shares are purchased pursuant to the offer written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and (ii) shall not tender, or cause or permit to be tendered, any shares of such class or series in response to such offer.

D. A shareholder who fails to satisfy the requirements of subsection A, B, or C is not entitled to payment under this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611; 2019, c. 734.

§ 13.1-734. Appraisal notice and form.

A. If a corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver a written appraisal notice and the form required by subdivision B 1 to all shareholders who satisfy the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be delivered no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction as to the class or series of shares for which appraisal is sought;

2. State:

a. Where the form must be delivered and where certificates for certificated shares are required to be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date by which the corporation must receive the required form under subdivision b;

b. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice is delivered, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c. The corporation’s estimate of the fair value of the shares;

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision b, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision b; and

3. Be accompanied by a copy of this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2012, c. 706; 2019, c. 734.

§ 13.1-735. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-735.1. Perfection of rights; right to withdraw.

A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form delivered by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. In addition, if applicable, the shareholder shall certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the secretary of the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

2005, c. 765; 2007, c. 165; 2019, c. 734.

§ 13.1-736. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent financial information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified in subsection B of § 13.1-739, such shareholder shall be deemed to have accepted such payment under subsection A in full satisfaction of the corporation’s obligations under this article.

C. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subdivision B 1 by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706; 2019, c. 734.

§ 13.1-738. After-acquired shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those shareholders who wish to accept such offer must so notify the corporation’s secretary of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a shareholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2, plus interest, to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D. Within 40 days after delivering the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2, plus interest, to each shareholder described in subdivision B 5.

1985, c. 522; 2005, c. 765; 2007, c. 165; 2019, c. 734.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation’s secretary in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under § 13.1-737. A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation’s secretary in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-740. Court action.

A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, regardless of whether they are residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares exceeds the amount paid by the corporation to the shareholder for such shares, plus interest or (ii) for the fair value plus interest of the shareholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-741. Court costs and counsel fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts that the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the expenses of the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated, and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), Article 12.1 (§ 13.1-722.1:1 et seq.), Article 12.2 (§ 13.1-722.8 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolution of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in subsection B of § 13.1-691 or has been approved by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a shareholder who did not consent to the corporate action and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

2007, c. 165; 2008, c. 91; 2015, c. 611; 2019, c. 734.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

As permitted by the VSCA, the articles of incorporation of Blue Ridge contain provisions that indemnify its directors and officers and that eliminate the liability of both its directors and officers to Blue Ridge or its shareholders for monetary damages in excess of $1.00, to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Blue Ridge or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, Blue Ridge’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. Blue Ridge has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of Blue Ridge are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed with this registration statement on Form S-4 are as follows:

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge Bankshares, Inc. and Virginia Community Bankshares, Inc. (incorporated by reference to Exhibit 2.1 of Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on August 8, 2019).

2.2	Agreement and Plan of Reorganization, dated as of August 12, 2020, between Blue Ridge Bankshares, Inc. and Bay Banks of Virginia, Inc. (included as Appendix A to the joint proxy statement/prospectus forming a part of this registration statement). *†

3.1	Articles of Incorporation of Blue Ridge Bankshares, Inc., as amended through August 16, 2011 (incorporated by reference to Exhibit 2.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

3.1.1	Articles of Amendment of Blue Ridge Bankshares, Inc., dated June 27, 2018 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on August 8, 2019).

3.1.2	Articles of Amendment of Blue Ridge Bankshares, Inc., effective July 7, 2020 (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on July 8, 2020).

3.2	Bylaws of Blue Ridge Bankshares, Inc., as amended (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 17, 2020).

4.1	Specimen Common Stock Certificate of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

4.2	Form of 6.75% Fixed to Floating Rate Subordinated Note due 2025 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

4.3	Description of Blue Ridge Bankshares, Inc.’s Securities (incorporated by reference to Exhibit 4.3 of Blue Ridge Bankshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 filed on April 14, 2020).

4.4	Form of 6.000% Fixed to Floating Rated Subordinated Note due 2030 (incorporated by reference to Exhibit 4.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on May 29, 2020).

5.1	Opinion of Troutman Pepper Hamilton Sanders LLP regarding the validity of the securities being registered.*

8.1	Opinion of Troutman Pepper Hamilton Sanders LLP regarding certain U.S. tax aspects of the merger.*

8.2	Opinion of Williams Mullen regarding certain U.S. tax aspects of the merger.*

10.1	Employment Agreement, dated November 1, 2011, between Blue Ridge Bank and Brian K. Plum (incorporated by reference to Exhibit 6.3 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.2	Change in Control Agreement, dated January 1, 2011, between Blue Ridge Bank and Brian K. Plum (incorporated by reference to Exhibit 6.4 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.3	Offer Letter with Amanda G. Story, dated February 1, 2014 (incorporated by reference to Exhibit 10.3 of Pre-Effective Amendment No. 1 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on October 4, 2019).

10.4	Employment Agreement, dated as of May 13, 2019 and effective December 15, 2019, by and between Blue Ridge Bankshares, Inc. and A. Preston Moore, Jr. (incorporated by reference to Exhibit 10.9 of Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on August 8, 2019).

10.5	Employment Agreement, dated as of May 13, 2019 and effective December 15, 2019, by and between Blue Ridge Bankshares, Inc. and Thomas M. Crowder (incorporated by reference to Exhibit 10.10 of Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on August 8, 2019).

10.6	Blue Ridge Bankshares, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Pre-Effective Amendment No. 1 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on October 4, 2019).

10.7	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 of Pre-Effective Amendment No. 1 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on October 4, 2019).

10.8	Description of Annual Cash Incentive Program (incorporated by reference to Exhibit 10.6 of Pre-Effective Amendment No. 1 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on October 4, 2019).

10.9	Form of Stock Purchase Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated December 31, 2014 and March 17, 2015 (incorporated by reference to Exhibit 6.9 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.10	Form of Registration Rights Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated December 31, 2014 and March 17, 2015 (incorporated by reference to Exhibit 6.10 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.11	Form of Subordinated Note Purchase Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated November 20, 2015 (incorporated by reference to Exhibit 6.11 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.12	Form of Subordinated Note Purchase Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated May 28, 2020 (incorporated by reference to Exhibit 10.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on May 29, 2020).

16.1	Letter from Brown Edwards & Company L.L.P., dated as of September 22, 2020, regarding Dismissal of Independent Registered Public Accounting Firm and Engagement of New Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on September 22, 2020).

21.1	Subsidiaries of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 21.1 of Blue Ridge Bankshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 filed on April 14, 2020).

23.1	Consent of Troutman Pepper Hamilton Sanders LLP (included in Exhibits 5.1 and 8.1 ).*

23.2	Consent of Williams Mullen (included in Exhibit 8.2).*

23.3	Consent of Brown, Edwards & Company, L.L.P.*

23.4	Consent of Dixon Hughes Goodman LLP.*

24.1	Power of Attorney (included in the signature page hereto).

99.1	Consent of Raymond James & Associates, Inc.*

99.2	Consent of Piper Sandler & Co.*

99.3	Consent of Director Nominees.*

99.4	Form of Blue Ridge Bankshares, Inc. proxy card.**

99.5	Form of Bay Banks of Virginia, Inc. proxy card.**

†

Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Blue Ridge Bankshares, Inc. agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Town of Luray, Commonwealth of Virginia, on October 9, 2020.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer
(Principal Executive Officer)

We, the undersigned directors and officers of Blue Ridge Bankshares, Inc. hereby severally constitute and appoint Brian K. Plum and Amanda G. Story, or either of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable Blue Ridge Bankshares, Inc. to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature
October 9, 2020	/s/ Brian K. Plum
Brian K. Plum, President and Chief Executive Officer and Director (Principal Executive Officer)

October 9, 2020	/s/ Amanda G. Story
Amanda G. Story, Chief Financial Officer
(Principal Financial and Accounting Officer)

October 9, 2020	/s/ Larry Dees
Larry Dees, Chairman of the Board

October 9, 2020	/s/ Hunter H. Bost
Hunter H. Bost, Director

October 9, 2020	/s/ Robert B. Burger
Robert B. Burger Jr., Director

October 9, 2020	/s/ Elise Peters-Carey
Elise Peters-Carey, Director

October 9, 2020	/s/ Mensel D. Dean Jr.
Mensel D. Dean Jr., Director

Date	Signature
October 9, 2020	/s/ Kenneth E. Flynt
Kenneth E. Flynt, Director

October 9, 2020	/s/ James E. Gander II
James E. Gander II, Director

October 9, 2020	/s/ Andrew C. Holzwarth
Andrew C. Holzwarth, Director

October 9, 2020	/s/ Robert S. Janney
Robert S. Janney, Director

October 9, 2020	/s/ Mark W. Sisk
Mark W. Sisk, Director

October 9, 2020	/s/ William W. Stokes
William W. Stokes, Director

October 9, 2020	/s/ A. Pierce Stone
A. Pierce Stone, Director

October 9, 2020	/s/ Malcolm R. Sullivan, Jr.
Malcolm R. Sullivan Jr., Director

October 9, 2020	/s/ Donald R. Vaughan
Donald R. Vaughan, Director

October 9, 2020	/s/ Carolyn J. Woodruff
Carolyn J. Woodruff, Director